1/14


03045647

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Yell Group PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



PROCESSED
JAN 21 2004
THOMSON FINANCIAL

FILE NO. 82- 34674

FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 1/15/04

# WEIL, GOTSHAL & MANGES

03 NOV 14 AM 7:21
81968-0005

November 13, 2003

**By Hand**

Securities and Exchange Commission
Office of International Corporate Finance 3-2
450 Fifth Street N.W.
Washington D.C. 20549-0302
United States of America

AR/S
3-31-03

**Re: Yell Group plc - - 12g3-2(b) File No. 82-34674**

Ladies and Gentlemen:

On behalf of Yell Group plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely



**Martin Sandgren**

Enc

LO1:\441150\01\9G#601!.DOC\81968.0005

ONE SOUTH PLACE, LONDON EC2M 2WG
TEL: +44 (0) 20 7903 1000 FAX: +44 (0) 20 7903 0990
BRUSSELS · BUDAPEST · DALLAS · FRANKFURT · HOUSTON · MIAMI · NEW YORK
PRAGUE · SILICON VALLEY · SINGAPORE · WARSAW · WASHINGTON, D.C



**news release news release news release news release news release**

**For Immediate Release** **13 November 2003**

## Yell Group plc financial results for the six months ended 30 September 2003

### Continuing strong underlying performance

- Group turnover up 7.1% to £568.6 million; 10.6% at a constant exchange rate
- Group EBITDA up 13.3% to £187.6 million; 15.7% at a constant exchange rate
- Group profit after tax £22.1 million (£17.3 million loss H1 2002)
- Group operating cash flow less capital expenditure up 6.8% to £153.7 million
- Pro forma diluted earnings per share before amortisation 12.3 pence
- Interim dividend of 3.0 pence per share

Note: Earnings and cash flow figures stated before exceptional costs arising on IPO. Including exceptional costs, the Group made a statutory loss after tax of £89.2 million (£30.0 million loss H1 2002).

**John Condron, Chief Executive Officer, said:**

"Yell has produced another strong set of results. As always, our focus is on winning, keeping and growing customers. In the UK, we continued to grow core turnover after the price reduction resulting from the regulatory price cap applied to Yellow Pages. In the US, we continued to increase the rate of same-market growth, as well as to launch and acquire new directories and to realise integration benefits. We are well on track to meet expectations for the full year."

**John Davis, Chief Financial Officer, said:**

"Yell's good results reflect our strong organic growth, increasing profitability and cash generation, as well as the benefits of our new capital structure. As planned, our debt structure also partially offsets the dollar exchange rate impact. We have achieved bottom-line profit before exceptional costs – the latter arising from the capital-raising and refinancing of the Group, as well as from the management incentive scheme and other fees which were triggered by the IPO. As promised, we are declaring our first interim dividend at 3.0 pence per share."

**Enquiries**


**Yell - Investors**

Jill Sherratt
Tel +44 (0)118 950 6984
Mobile +44 (0)7764 879808
jill.sherratt@yellgroup.com

**Yell - Media**

Richard Duggleby
Tel +44 (0)118 950 6206
Mobile +44 (0)7860 733488
richard.duggleby@yellgroup.com

**Citigate Dewe Rogerson**

Anthony Carlisle
Tel +44 (0)20 7638 9571
Mobile +44 (0)7973 611888


*This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2003 annual report on Form 20-F filed with the SEC on 1 July 2003, for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements, except as may be required by law.*

A copy of this release can be accessed at:
www.yellgroup.com/goto/announcements.html

Our subsidiary, Yell Finance B.V., filed its results for the six months ended 30 September 2003 with the US Securities and Exchange Commission on Form 6-K. This filing can also be accessed on the Yell Group website.

An interim report will be posted to all shareholders and will also be available on the Yell Group website.

## YELL GROUP PLC SUMMARY FINANCIAL RESULTS

| | Six months ended 30 September | | | |
|---|---|---|---|---|
| | 2002 | 2003 | | |
| | £m | £m | Change | Change at constant exchange rate |
| Turnover | 530.9 | **568.6** | *7.1%* | *10.6%* |
| Gross profit [1] | 297.1 | **317.5** | *6.9%* | *9.6%* |
| Operating profit [1] | 105.9 | **127.0** | *19.9%* | *21.5%* |
| | | | | |
| Profit / (loss) after taxation [1] | (17.3) | **22.1** | | |
| Exceptional items after taxation | (12.7) | **(111.3)** | | |
| Loss for the period | (30.0) | **(89.2)** | | |
| | | | | |
| EBITDA [1] | 165.6 | **187.6** | 13.3% | 15.7% |
| Operating cash flow [2] | 143.9 | **153.7** | 6.8% | 9.0% |
| Cash conversion [3] | 86.9% | **81.9%** | | |

(1) Before exceptional costs

(2) Cash inflow from operations before exceptional costs, less capital expenditure

(3) Operating cash flow as a percentage of EBITDA before exceptional costs

## REVIEW OF OPERATING PERFORMANCE

### Turnover

During the first half of this year, group turnover increased 7.1% to £568.6 million, or 10.6% at a constant exchange rate, from £530.9 million last year.

*UK operations*

UK turnover increased 2.7% to £314.6 million in the first six months and excluding discontinued products turnover rose by 3.4% from last year.

Printed directories turnover grew 3.0% to £295.2 million, after the impact of the 4.7% price reduction that Yellow Pages is subject to under the RPI-6% regulation. In the second quarter, our London Central directory saw lower turnover mainly as a result of a reduction of its sales from neighbouring directory areas. Underlying growth of books excluding London Central was 3.9%, with the other metro directories performing in line with non-metro directories.

Our campaigns to attract new customers again raised the number of unique advertisers. We gained 56,574 new advertisers compared with 51,612 for the same period last year, increasing the total by 7.6% to 250,621 unique advertisers.

As expected, this focus on new advertisers resulted in lower yield, although our experience is that the value of retained new advertisers grows over future years. This, together with the anticipated reduction in growth in the uptake of colour advertising following its first full year of introduction, the performance of the London Central directory and the 4.7% price reduction, resulted in a 4.2% decrease in turnover per unique advertiser to £1,178.

Yell.com grew turnover by 17.3% to £11.5 million on the back of strong growth in the number of advertisers and usage. This increase was somewhat offset following the sale of Yell Data, our data-service business, and the ending of our contract with BT to sell advertising in their phone books.

*US operations*

US turnover, at £254.0 million increased 21.3% at a constant exchange rate, or 13.1% after taking into account the £18.4 million reduction in turnover as a result of the weaker US dollar. The effective exchange rates were approximately $1.62 : £1.00 against $1.51 : £1.00 in the previous year.

Unique advertisers increased by 6.4% to 209,866 with average turnover per unique advertiser up 14.0% to $1,960.

Same-market growth was 9.3%, up from 4.5% last year. Excluding the Manhattan directory published in the first quarter due to its unique market conditions, same-market growth was 10.5%, up from 6.2% last year.

The former McLeod directories are now achieving same-market growth in line with the rest of Yellow Book, excluding Manhattan, reflecting the expected benefits of integration. We relaunched four former McLeod directories and their turnover achieved growth in excess of 40%. There is one more relaunch planned for the third quarter.

In addition to same-market growth, Yellow Book's turnover growth included the launch of three new directories (contributing 1.5% to the growth), one directory publishing for the first time after acquisition and the inclusion of a full six months of the McLeod and NDC acquisitions (contributing 12.7% to the growth). This was partially offset by the rescheduling of a few directories to future periods (reducing growth by 2.4%) for inclusion in rescopes and to balance production schedules as a result of the integration of the former McLeod directories.

**EBITDA before exceptional costs**

Group EBITDA increased 13.3% to £187.6 million, or 15.7% at a constant exchange rate. The Group EBITDA margin increased 1.8 percentage points to 33.0%, reflecting a strong trend of rising margins in the US as our directory portfolio develops and integration benefits are realised.

UK EBITDA rose 3.0% to £128.9 million, including the continued progress of Yell.com, which increased EBITDA to £2.1 million from a loss of £0.3 million in the same period last year. UK EBITDA margin was 41.0%, compared to 40.9% last year.

US EBITDA was £58.7 million, an increase of 45.3%, or 55.2% at a constant exchange rate. The US EBITDA margin increased from 18.0% to 23.1%.

**Operating cash flow**

Net cash inflow from operating activities, before exceptional costs and after capital expenditure, was £153.7 million, compared with £143.9 million last year. We converted 81.9% of EBITDA before exceptional items to cash.

## NET RESULTS

### Profit after tax

Profit after tax before exceptional costs was £22.1 million, compared with a loss of £17.3 million last year. As well as EBITDA growth, this reflects lower interest payments arising from the new capital structure put in place at the time of the IPO on 15 July 2003. Net interest payable before exceptional costs was £88.2 million, compared with £115.8 million last year.

Taxation before exceptional costs was £16.7 million this period, compared with £7.4 million last year.

The loss after tax and after exceptional costs was £89.2 million, compared with a loss of £30.0 million last year.

### Exceptional costs

Exceptional costs incurred before tax during the period amounted to £148.5 million of which £71.2 million was incurred in the second quarter. Of these half-year costs, £63.0 million were cash costs and £85.5 million were non-cash costs. The breakdown is:

*Cash costs*

- £28.9 million for management fees payable to previous owners upon IPO
- £14.4 million for fees and commissions
- £19.7 million for premiums paid on early redemption of high-yield debt

*Non-cash costs*

- £49.3 million expensed for employee incentive and share schemes
- £36.2 million for the accelerated amortisation of financing fees

The bulk of these exceptional costs arose from the structure of the buy-out of Yell from BT in 2001 and establishing the current capital structure. The recognition of these costs was triggered by this year's IPO.

In addition, £23.9 million of fees, payable primarily to advisers, were charged to the share premium account.

### Earnings per share

The IPO had a significant impact on earnings per share. Pro forma earnings per share was 12.3 pence on a diluted basis before exceptional costs and amortisation. Basic loss per share for the period was 20.0 pence.

## GLOBAL OFFER AND REFINANCING

On 15 July 2003, we raised £433.6 million (gross proceeds) through a global offer of shares to institutional investors. As a result of the IPO, we also refinanced our senior bank facility on 15 July 2003 and redeemed 35% of our high-yield notes on 18 August 2003. Net debt on a pro forma basis at the beginning of the year was approximately £1,340 million and has since been reduced to £1,227 million at 30 September 2003. The composition of our debt partially hedges exchange rate fluctuations, because 39% of our net debt and a similar proportion of our net interest expense are denominated in US dollars, thereby reducing our US dollar EBITDA exposure by approximately 40%.

## DIVIDEND

As declared in the Listing Particulars relating to our IPO, the total dividend for the current year will be around £63 million to be paid in the approximate ratio of one-third interim and two-thirds final.

In line with this, an interim dividend of 3.0 pence per share will be paid on 21 December 2003 to shareholders registered on 21 November 2003.

## OUTLOOK

These results, coupled with good forward visibility, give confidence that Yell is well on track to meet full-year expectations.

## KEY OPERATIONAL INFORMATION

| | Six months ended 30 September | | |
|---|---|---|---|
| | 2002 | 2003 | Change |
| ***UK printed directories*** | | | |
| Unique advertisers (units) [1] | 233,005 | **250,621** | ***7.6%*** |
| Directory editions published (units) [2] | 49 | **50** | |
| Unique advertiser retention rate (%) [3] | 78 | **78** | |
| Turnover per unique advertiser (£) | 1,230 | **1,178** | ***(4.2)%*** |
| ***US printed directories*** | | | |
| Unique advertisers (units) [1] | 197,314 | **209,866** | ***6.4%*** |
| Directory editions published (units) | 248 | **250** | |
| Unique advertiser retention rate (%) [3] | 70 | **70** | |
| Turnover per unique advertiser ($) | 1,719 | **1,960** | ***14.0%*** |
| ***Other UK products and services*** | | | |
| Yell.com page impressions for September (in millions) | 39 | **51** | ***30.8%*** |
| Yell.com searchable advertisers (units) as at 30 September [4] | n/a | **86,508** | |

(1) Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. *Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.*

As a result of the progress in the United States towards integrating our customer database, we have been able to make improvements in the ways in which we capture, record and analyse customer information. *This has led to a significant overall elimination of duplicate records of unique advertisers,* which has resulted in a restatement of the prior year unique advertisers. There remains some overlap in reporting unique advertisers between Yellow Book and the former McLeod directories that we expect to be removed during the second half of the 2004 financial year. However, these improvements have not affected the reporting of our financial results.

(2) The Yellow Pages directory editions increased as a result of rescoping the Colchester directory into two directories, Ipswich and Colchester.

(3) The proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high. In the United States, this measure is based on unique directory advertisers. The 2002 retention rate is for Yellow Book only, prior to the acquisition of McLeod, while the 2003 retention rate is for Yellow Book, *including the former McLeod directories.*

(4) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. It excludes advertisers who purchase products such as banners and domain names. This information is not available for 2002 because new systems were being put in place during that period.

## YELL GROUP PLC AND SUBSIDIARIES

## CONSOLIDATED PROFIT AND LOSS ACCOUNTS

| (Unaudited) | Notes | Six months ended 30 September 2002 | 2003 |
|---|---|---|---|
| | | £m | £m |
| **Turnover** | 2 | 530.9 | **568.6** |
| Cost of sales | | (233.8) | **(251.1)** |
| **Gross profit** | | 297.1 | **317.5** |
| Distribution costs | | (17.5) | **(17.2)** |
| **Administrative costs** | | | |
| Ordinary items | | (173.7) | **(173.3)** |
| Exceptional items | 4 | (15.0) | **(90.1)** |
| | | (188.7) | **(263.4)** |
| **Operating profit** | 3 | 90.9 | **36.9** |
| **Net interest payable** | | | |
| Ordinary items | | (115.8) | **(88.2)** |
| Exceptional items | 4 | - | **(58.4)** |
| | | (115.8) | **(146.6)** |
| **Loss on ordinary activities before taxation** | | (24.9) | **(109.7)** |
| **Taxation** | | | |
| Before exceptional items | 5 | (7.4) | **(16.7)** |
| On exceptional items | 4,5 | 2.3 | **37.2** |
| | | (5.1) | **20.5** |
| **Loss for the financial period** | 9 | (30.0) | **(89.2)** |
| Interim dividend | 6,9 | - | **(20.8)** |
| **Retained loss for the financial period** | | (30.0) | **(110.0)** |

| | | *(in pence)* | *(in pence)* |
|---|---|---|---|
| **Basic and diluted loss per share** | 10 | (11.6) | **(20.0)** |
| | | *(in pence)* | *(in pence)* |
| **Pro forma earnings per share before exceptional items and amortisation** [(a)] | | | |
| Basic | 10 | 8.3 | **12.5** |
| Diluted | 10 | 8.2 | **12.3** |

(a) Pro forma earnings per share before exceptional items and amortisation as though our initial public offering and debt refinancing had occurred on 31 March 2002.

With the exception of loss for the financial period detailed above and the currency movements detailed in note 9, there have been no other recognised gains or losses.

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

## CONSOLIDATED CASH FLOW STATEMENTS

| (Unaudited) | Notes | Six months ended 30 September 2002 | 2003 |
|---|---|---|---|
| | | £m | £m |
| **Net cash inflow from operating activities** | | 145.9 | **133.2** |
| **Returns on investments and servicing of finance** | | | |
| Interest paid | 7 | (68.2) | **(78.9)** |
| Redemption premium paid | | - | **(19.7)** |
| Finance fees paid | 7 | (11.8) | **(16.1)** |
| **Net cash outflow for returns on investments and servicing of finance** | | (80.0) | **(114.7)** |
| **Taxation** | | (7.6) | **(4.6)** |
| **Capital expenditure and financial investment** | | | |
| Purchase of tangible fixed assets | | (7.9) | **(10.6)** |
| **Net cash outflow for capital expenditure and financial investment** | | (7.9) | **(10.6)** |
| **Acquisitions** | | | |
| Purchase of subsidiary undertakings, net of cash acquired | 7 | (423.7) | **(3.1)** |
| **Net cash outflow for acquisitions** | | (423.7) | **(3.1)** |
| **Net cash (outflow) inflow before financing** | | (373.3) | **0.2** |
| **Financing** | | | |
| Issue of ordinary share capital | 7 | 0.1 | **433.6** |
| Expenses paid in connection with share issue | 7 | - | **(22.8)** |
| New loans issued | 7 | 408.7 | **1,031.0** |
| Borrowings repaid | 7 | (26.4) | **(1,378.4)** |
| **Net cash inflow from financing** | | 382.4 | **63.4** |
| **Increase in net cash in the period** | | 9.1 | **63.6** |
| | | | |
| Total operating profit | | 90.9 | **36.9** |
| Depreciation | | 11.0 | **11.4** |
| Goodwill amortisation | | 48.7 | **49.2** |
| Exceptional employee costs settled in shares | | - | **49.1** |
| Increase in stocks | | (11.2) | **(21.6)** |
| (Increase) decrease in debtors | | (21.5) | **20.8** |
| Increase (decrease) in creditors | | 28.0 | **(12.6)** |
| **Net cash inflow from operating activities** | | 145.9 | **133.2** |
| | | | |
| **Net cash inflow from operating activities** | | 145.9 | **133.2** |
| Cash payments for exceptional costs included in operating profit | | 5.9 | **31.1** |
| Purchase of tangible fixed assets | | (7.9) | **(10.6)** |
| **Net cash inflow from operating activities before payments of exceptional costs and after capital expenditure** | | 143.9 | **153.7** |

See notes to the financial information for additional details.

## YELL GROUP PLC AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

| | Notes | At 31 March 2003 (Audited) | At 30 September 2003 (Unaudited) |
|---|---|---|---|
| | | *£m* | *£m* |
| **Fixed assets** | | | |
| Intangible assets | | 1,824.1 | **1,740.5** |
| Tangible assets | | 47.1 | **42.4** |
| Investment | | 1.9 | **2.3** |
| **Total fixed assets** | | 1,873.1 | **1,785.2** |
| **Current assets** | | | |
| Stocks | | 145.8 | **162.9** |
| Debtors | | 461.4 | **458.1** |
| Cash at bank and in hand | 7 | 30.1 | **92.5** |
| **Total current assets** | | 637.3 | **713.5** |
| **Creditors: amounts falling due within one year** | | | |
| Loans and other borrowings | 7,8 | (112.8) | **(81.1)** |
| Other creditors | | (235.9) | **(237.0)** |
| **Total creditors: amounts falling due within one year** | | (348.7) | **(318.1)** |
| **Net current assets** | | 288.6 | **395.4** |
| **Total assets less current liabilities** | | 2,161.7 | **2,180.6** |
| ***Creditors: amounts falling due after more than one year*** | | | |
| Loans and other borrowings | 7,8 | (2,286.0) | **(1,238.4)** |
| **Net (liabilities) assets** | | (124.3) | **942.2** |
| **Capital and reserves** | | | |
| Called up share capital (694,990,220 £0.01 ordinary shares at 30 September 2003; 7,100,000 £0.01 ordinary shares and 106,949,900 £0.0001 B ordinary shares issued and outstanding at 31 March 2003) | 9 | 0.1 | **4.4** |
| Share premium account | 9 | 1.0 | **1,182.6** |
| Other reserves | 9 | 0.1 | **0.1** |
| Profit and loss account deficit | 9 | (125.5) | **(244.9)** |
| **Equity shareholders' (deficit) funds** | | (124.3) | **942.2** |

See notes to the financial information for additional details.

## NOTES TO THE FINANCIAL INFORMATION

### 1. Basis of preparation and consolidation

The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

The unaudited interim financial information has been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies set out in the audited consolidated financial information of Yell Group plc for the year ended 31 March 2003.

The foregoing information does not constitute statutory financial statements within the meaning of s240 of the Companies Act 1985.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with the consolidated financial statements of Yell Group plc and its subsidiaries for the year ended 31 March 2003.

The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for income, provision for doubtful debts, depreciation, employee pension costs and management incentive schemes and taxes.

YELL GROUP PLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION (continued)

## 2. Turnover by segment

| | Six months ended 30 September | | Change |
|---|---|---|---|
| | 2002 (1) | 2003 | % |
| | *£m* | *£m* | |
| UK printed directories | 286.5 | **295.2** | *3.0%* |
| Other products and services | 19.8 | **19.4** | *(2.0)%* |
| **Total UK turnover** | 306.3 | **314.6** | *2.7%* |
| US printed directories: | | | |
| US printed directories at constant exchange rate (2) | 224.6 | **272.4** | *21.3%* |
| Exchange impact (2) | - | **(18.4)** | - |
| **Total US turnover** | 224.6 | **254.0** | *13.1%* |
| **Group turnover** | 530.9 | **568.6** | *7.1%* |

(1) Prior year results include McLeod from 16 April 2002, when it was acquired, and exclude NDC which was not acquired until 31 December 2002.

(2) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous period's results for the corresponding period. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.

## 3. Operating profit and EBITDA before exceptional items

***EBITDA before exceptional items by segment***

| | Six months ended 30 September | | Change |
|---|---|---|---|
| | 2002 (1) | 2003 | % |
| | *£m* | *£m* | |
| **Total UK operations** | 125.2 | **128.9** | *3.0%* |
| US operations: | | | |
| US printed directories at constant exchange rate (2) | 40.4 | **62.7** | *55.2%* |
| Exchange impact (2) | - | **(4.0)** | - |
| **Total US operations** | 40.4 | **58.7** | *45.3%* |
| **Group EBITDA before exceptional items** | 165.6 | **187.6** | *13.3%* |

(1) Prior year results include McLeod from 16 April 2002, when it was acquired, and exclude NDC which was not acquired until 31 December 2002.

(2) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous period's results for the corresponding period. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.

YELL GROUP PLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION (continued)

## 3. Operating profit and EBITDA before exceptional items (continued)

***Reconciliation of Group operating profit to EBITDA before exceptional items***

| | Six months ended 30 September | | |
|---|---|---|---|
| | 2002 | 2003 | Change (%) |
| | £m | £m | |
| *UK operations* | | | |
| **Operating profit, including exceptional items** | **75.5** | **58.8** | |
| Depreciation and amortisation | 35.0 | 34.8 | |
| **UK operations EBITDA** | **110.5** | **93.6** | |
| Exceptional items | 14.7 | 35.3 | |
| **UK operations EBITDA before exceptional items** | **125.2** | **128.9** | *3.0%* |
| **UK operations EBITDA margin before exceptional items** | **40.9%** | **41.0%** | |
| *US operations* | | | |
| **Operating profit (loss), including exceptional items** | **15.4** | **(21.9)** | |
| Depreciation and amortisation | 24.7 | 25.8 | |
| **US operations EBITDA** | **40.1** | **3.9** | |
| Exceptional items | 0.3 | 54.8 | |
| Exchange impact [1] | - | 4.0 | |
| **US operations EBITDA before exceptional items at constant exchange rate [1]** | **40.4** | **62.7** | *55.2%* |
| Exchange impact [1] | - | (4.0) | |
| **US operations EBITDA before exceptional items** | **40.4** | **58.7** | *45.3%* |
| **US operations EBITDA margin before exceptional items** | **18.0%** | **23.1%** | |
| *Group* | | | |
| **Operating profit, including exceptional items** | **90.9** | **36.9** | |
| Depreciation and amortisation | 59.7 | 60.6 | |
| **Group EBITDA** | **150.6** | **97.5** | *(35.3)%* |
| Exceptional items | 15.0 | 90.1 | |
| Exchange impact [1] | - | 4.0 | |
| **Group EBITDA before exceptional items at constant exchange rate[1]** | **165.6** | **191.6** | *15.7%* |
| Exchange impact [1] | - | (4.0) | |
| **Group EBITDA before exceptional items** | **165.6** | **187.6** | *13.3%* |
| **Group EBITDA margin before exceptional items** | **31.2%** | **33.0%** | |

[1] Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

YELL GROUP PLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION (continued)

## 4. Results before and after exceptional items

An analysis of our results for the six months ended 30 September 2002 and 2003 separating out exceptional items is as follows:

| | Six months ended 30 September | | | | | |
|---|---|---|---|---|---|---|
| | 2002 | | | 2003 | | |
| | Ordinary items | Exceptional items | Total | Ordinary items | Exceptional items | Total |
| | £m | £m | £m | £m | £m | £m |
| **Gross profit** | 297.1 | - | 297.1 | **317.5** | - | **317.5** |
| Distribution costs | (17.5) | - | (17.5) | **(17.2)** | - | **(17.2)** |
| Administrative costs | (173.7) | (15.0) | (188.7) | **(173.3)** | **(90.1)** | **(263.4)** |
| **Operating profit (loss)** | 105.9 | (15.0) | 90.9 | **127.0** | **(90.1)** | **36.9** |
| Net interest payable | (115.8) | - | (115.8) | **(88.2)** | **(58.4)** | **(146.6)** |
| **(Loss) profit before taxation** | (9.9) | (15.0) | (24.9) | **38.8** | **(148.5)** | **(109.7)** |
| Taxation | (7.4) | 2.3 | (5.1) | **(16.7)** | **37.2** | **20.5** |
| **(Loss) profit for the period** | (17.3) | (12.7) | (30.0) | **22.1** | **(111.3)** | **(89.2)** |

Exceptional administrative costs in the six months ended 30 September 2003 relate to costs incurred in connection with our global offer. Of the £90.1 million exceptional administrative costs, £35.3 million relates to our UK business and £54.8 million to our US business. Exceptional administrative costs in the six months ended 30 September 2002 relate to costs incurred in connection with the initial public offering withdrawn in July 2002. Of the £15.0 million exceptional administrative costs, £14.7 million was charged to our UK business and £0.3 million was charged to our US business. The exceptional interest payable in the six months ended 30 September 2003 comprises £19.7 million bond redemption premium and £38.7 million accelerated amortisation of deferred financing fees on our debt repaid in July and August 2003 and arrangement fees for the undrawn revolving credit facility. The exceptional tax credits in the six months ended 30 September 2003 and 2002 represent the effective tax on the exceptional items before tax. We do not allocate interest or taxation charges by product or geographic segment.

## 5. Taxation

The effective tax rate for the period is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

| | Six months ended 30 September | |
|---|---|---|
| | 2002 | 2003 |
| | £m | £m |
| Profit (loss) on ordinary activities before exceptional items and taxation multiplied by the standard rate of corporation tax in the United Kingdom (30%) | (3.0) | **11.6** |
| Effects of: | | |
| Non-allowable goodwill amortisation | 10.0 | **10.5** |
| US tax losses | - | **(3.7)** |
| Other permanent differences | 0.4 | **(1.7)** |
| | 7.4 | **16.7** |
| Exceptional items multiplied by the standard rate of corporation tax in the United Kingdom (30%) | (4.5) | **(44.6)** |
| Effects of: | | |
| Items not allowed for tax purposes | 2.2 | **7.4** |
| | (2.3) | **(37.2)** |
| Net charge on profit before tax | 5.1 | **(20.5)** |

## 6. Interim dividend per share

The interim dividend of 3.0 pence per share (2002 – £ nil) is payable on 21 December 2003 to shareholders registered at the close of business on 21 November 2003 and will amount to £20.8 million (2002 – £ nil).

## 7. Net debt

***Analysis of net debt***

| | At 31 March 2003 | At 30 September 2003 |
|---|---|---|
| | *£m* | *£m* |
| Long-term loans and other borrowings falling due after more than one year | 2,286.0 | **1,238.4** |
| Short-term borrowings and long-term loans and other borrowings falling due within one year | 112.8 | **81.1** |
| *Total debt* | 2,398.8 | **1,319.5** |
| Cash at bank and in hand | (30.1) | **(92.5)** |
| **Net debt at end of period** | 2,368.7 | **1,227.0** |

***Reconciliation of movement in net debt***

| | Total cash less bank overdraft | Debt due within one year excluding bank overdraft | Debt due after one year | Net debt |
|---|---|---|---|---|
| | *£m* | *£m* | *£m* | *£m* |
| **At 31 March 2003** | 30.1 | (112.8) | (2,286.0) | (2,368.7) |
| Cash inflow from operating activities less interest, redemption premium and taxation paid and capital expenditures | 19.4 | - | 19.0 [a] | 38.4 |
| Cash outflow on acquisitions | (3.1) | - | - | (3.1) |
| Net proceeds from shares issued | 410.8 | - | - | 410.8 |
| Loans converted to equity | - | - | 737.4 | 737.4 |
| Borrowings repaid | (1,378.4) | 112.8 | 1,265.6 | - |
| New loans acquired | 1,031.0 | (81.1) | (949.9) | - |
| Finance fees paid | (16.1) | - | 16.1 | - |
| Non-cash charges | - | - | (69.8) | (69.8) |
| Currency movements | (1.2) | - | 29.2 | 28.0 |
| **At 30 September 2003** | **92.5** | **(81.1)** | **(1,238.4)** | **(1,227.0)** |

(a) The £78.9 million of interest paid in the financial period included £19.0 million of interest that had been capitalised as long-term debt.

## 8. Loans and other borrowings

| | At 31 March 2003 | At 30 September 2003 |
|---|---|---|
| | *£m* | *£m* |
| **Amounts falling due within one year** | | |
| Senior credit facilities | 111.8 | **80.0** |
| Net obligations under finance leases | 1.0 | **1.1** |
| **Total amounts falling due within one year** | 112.8 | **81.1** |
| **Amounts falling due after more than one year** | | |
| Senior credit facilities | 1,013.7 | **942.6** |
| Senior notes: | | |
| Senior sterling notes | 250.0 | **162.5** |
| Senior dollar notes | 126.7 | **78.2** |
| Senior discount dollar notes | 118.2 | **77.6** |
| Shareholder deep discount bonds | 717.2 | **-** |
| Vendor loan notes | 108.3 | **-** |
| **Total amounts falling due after more than one year** | 2,334.1 | **1,260.9** |
| Unamortised finance fees | (48.1) | **(22.5)** |
| **Net amounts falling due after more than one year** | 2,286.0 | **1,238.4** |
| **Net loans and other borrowings** | 2,398.8 | **1,319.5** |

## 9. Changes in equity shareholders' (deficit) funds

| | Share capital | Share premium | Other reserves | Profit and loss account [a] | Total |
|---|---|---|---|---|---|
| | *£m* | *£m* | *£m* | *£m* | *£m* |
| **Balance at 31 March 2003** | 0.1 | 1.0 | 0.1 | (125.5) | (124.3) |
| Loss for the period | - | - | - | (89.2) | (89.2) |
| Issue of ordinary shares | 4.3 | 1,181.6 | - | - | 1,185.9 |
| Equity offset in respect of employee share options | - | - | - | 10.5 | 10.5 |
| Currency movements [b] | - | - | - | (19.9) | (19.9) |
| Proposed dividend | - | - | - | (20.8) | (20.8) |
| **Balance at 30 September 2003** | **4.4** | **1,182.6** | **0.1** | **(244.9)** | **942.2** |

(a) The company Yell Group plc has distributable reserves of £739.3 million at 30 September 2003.

(b) The cumulative foreign currency translation adjustment was a £57.6 million loss at 30 September 2003 (31 March 2003 - £37.7 million loss).

## 10. Earnings (loss) per share

| | Loss per share | Pro forma interest adjust-ments net of tax [a] | Exceptional costs net of tax [b] | Amortisation net of tax [c] | Pro forma earnings per share before exceptional costs and amortisation |
|---|---|---|---|---|---|
| ***Six months ended 30 September 2003*** | | | | | |
| Group profit (loss) for the financial period (£m) | **(89.2)** | **21.1** | **111.3** | **43.5** | **86.7** |
| Weighted average number of outstanding ordinary shares (millions) | **446.9** | **247.9** | | | **694.8** |
| **Basic earnings (loss) per share (pence)** | **(20.0)** | | | | **12.5** |
| Effect of share options (pence) | **-** | | | | **(0.2)** |
| Diluted earnings (loss) per share (pence) | **(20.0)** | | | | **12.3** |
| ***Six months ended 30 September 2002*** | | | | | |
| Group profit (loss) for the financial period (£m) | (30.0) | 32.7 | 12.7 | 42.6 | 58.0 |
| Weighted average number of outstanding ordinary shares (millions) | 258.2 | 436.5 | | | 694.7 |
| **Basic earnings (loss) per share (pence)** | **(11.6)** | | | | **8.3** |
| Effect of share options (pence) | - | | | | (0.1) |
| **Diluted earnings (loss) per share (pence)** | **(11.6)** | | | | **8.2** |

(a) The group losses have been adjusted to reflect what interest charges might have been had the long-term debt we repaid as a result of the initial public offering ("IPO") been repaid on 31 March 2002. Interest has been added back in relation to our shareholder deep discount bonds, vendor loan notes, 35% of our senior notes redeemed on 18 August 2003 and approximately £50 million of senior credit facilities repaid at the date of the IPO. All interest adjustments have been tax affected at the UK corporation tax rate of 30%. The weighted average number of shares have been adjusted as though the initial public offering happened on 31 March 2002.

(b) Exceptional costs are explained in note 4.

(c) Amortisation charges are added back net of the tax effect from tax allowable amortisation in the United States.

## 11. Related party transactions

Transaction and monitoring fees charged to the Group from Apax Partners Managing Entities and affiliates of Hicks, Muse, Tate and Furst Incorporated were £12.9 million each for the six months ended 30 September 2003, excluding VAT.

## 12. United States Generally Accepted Accounting Principles

Our consolidated financial information is prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain respects from those applicable in the United States ("US GAAP"). Differences result primarily from acquisition accounting, which affects the accounting for directories in progress, goodwill and other intangibles and taxation. Timing differences also arise when recognising certain costs associated with directories in progress, interest that is fixed by derivative financial instruments, and deferred tax assets associated with net operating losses in the United States. Differences in accounting for pensions arise from the requirements to use different actuarial methods and assumptions.

Under UK GAAP, dividends are recorded in the period in respect of which they are declared (in the case of interim or any special dividends) or proposed by the board of directors to the shareholders (in the case of final dividends). Under US GAAP, dividends are recorded in the period in which dividends are declared.

The following information summarises estimated adjustments, gross of their tax effect, which reconcile net loss and shareholders' deficit from that reported under UK GAAP to that which would have been recorded had US GAAP been applied.

**Net loss**

| | Six months ended 30 September | |
|---|---|---|
| | 2002 | 2003 |
| | £m | £m |
| Loss for the financial period under UK GAAP | (30.0) | **(89.2)** |
| Adjustment for: | | |
| Directories in progress | | |
| -Deferred costs | (21.0) | **(21.0)** |
| -Acquisition accounting[(a)] | (24.1) | **-** |
| Pensions | (1.4) | **(4.3)** |
| Goodwill | 50.0 | **49.2** |
| Other intangible assets | (61.3) | **(48.3)** |
| Derivative financial instruments | (16.6) | **12.7** |
| Deferred taxation | 15.0 | **(4.6)** |
| Other | - | **0.9** |
| **Net loss as adjusted for US GAAP** | (89.4) | **(104.6)** |

(a) Represents adjustments that arose as a result of acquisitions.

YELL GROUP PLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION (continued)

## 12. United States Generally Accepted Accounting Principles (continued)

**Equity shareholders' (deficit) funds**

| | At 31 March 2003 £m | At 30 September 2003 £m |
|---|---|---|
| Equity shareholders' (deficit) funds under UK GAAP | (124.3) | **942.2** |
| Adjustment for: | | |
| Directories in progress | (92.6) | **(110.8)** |
| Pensions | 7.7 | **3.4** |
| Additional minimum pension liability | (35.8) | **(35.8)** |
| Goodwill | (646.7) | **(589.9)** |
| Other intangible assets | 842.0 | **783.1** |
| Derivative financial instruments | (24.9) | **(12.2)** |
| Deferred taxation | (223.9) | **(228.6)** |
| Dividends proposed | - | **20.8** |
| Other | 2.9 | **3.8** |
| **Equity shareholders' (deficit) funds as adjusted for US GAAP** | (295.6) | **776.0** |

**NOTES TO EDITORS**

**Yell Group**

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media in the UK and the US. During the last financial year ended 31 March 2003, Yell acquired McLeodUSA Media Group ("McLeod") and National Directory Company ("NDC").

In the financial year ended 31 March 2003, Yell published 94 directories in the UK and 525 in the US. In the UK, it is a clear market leader, serving more than 450,000 unique advertisers. In the US, it is the leading independent directories business, serving more than 360,000 advertisers. Approximately 55% of the Group's turnover currently comes from our UK operations.

Yell's products in the UK include the Yellow Pages and Business Pages directories, Yell.com and Yellow Pages 118 24 7, and in the US, Yellow Book and Yellowbook.com.

File no. 82-34674


YELL

# Yell Finance B.V.

Interim Financial Information for the
6 months ended 30 September 2003



**OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT AND FOR THE THREE AND SIX MONTHS ENDED 30 SEPTEMBER 2003**

*References to "we", "us", "our", "Yell", and the "Yell Group" are to Yell Finance B.V., a company incorporated with limited liability under the law of the Netherlands, and its consolidated subsidiaries. Except as otherwise indicated these terms also refer to the business of McLeodUSA Media Group, Inc. ("McLeod") and its subsidiaries acquired on 16 April 2002 and, after 31 December 2002, the business of National Directory Company ("NDC") (which together are referred to throughout this document as Yellow Book West).*

*The following information should be read in conjunction with the unaudited financial information for the Yell Group. The attached financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). UK GAAP differs in certain important respects from accounting principles generally accepted in the United States ("US GAAP").*

*This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate.*

*You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 1 July 2003 for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements, except as may be required by law.*

## Introduction

The Yell Group is the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider of classified directory advertising in the United States.

## Summary Results

| | Three months ended 30 September | | | Six months ended 30 September | | |
|---|---|---|---|---|---|---|
| | 2002 | 2003 | Change | 2002 | 2003 | Change |
| | *(£ in millions)* | | | *(£ in millions)* | | |
| Turnover | 282.4 | 306.4 | *8.5%* | 530.9 | 568.6 | *7.1%* |
| Cost of sales | (115.7) | (133.4) | *15.3%* | (233.8) | (251.1) | *7.4%* |
| Gross profit | 166.7 | 173.0 | *3.8%* | 297.1 | 317.5 | *6.9%* |
| Distribution costs | (8.5) | (7.9) | *(7.1)%* | (17.5) | (17.2) | *(1.7)%* |
| Administrative costs (including exceptional items) | (94.0) | (130.6) | *38.9%* | (188.7) | (263.4) | *39.6%* |
| **Operating profit before exceptional items** | 64.2 | 77.3 | *20.4%* | 105.9 | 127.0 | *19.9%* |
| Exceptional administrative costs | - | (42.8) | | (15.0) | (90.1) | |
| **Operating profit** | 64.2 | 34.5 | *(46.3)%* | 90.9 | 36.9 | *(59.4)%* |
| **Profit (loss) for the financial period before exceptional items** | 2.6 | 28.4 | | (17.3) | 22.1 | |
| **Profit (loss) for the financial period** | 2.6 | (33.4) | | (30.0) | (89.2) | |
| *Gross profit margin (%)* | 59.0 | 56.5 | | 56.0 | 55.8 | |
| *EBITDA* [1] | 95.0 | 64.8 | *(31.8)%* | 150.6 | 97.5 | *(35.3)%* |
| *EBITDA margin (%)* | 33.6 | 21.1 | | 28.4 | 17.1 | |
| *EBITDA before exceptional items* [2] | 95.0 | 107.6 | *13.3%* | 165.6 | 187.6 | *13.3%* |
| *EBITDA margin (%) before exceptional items* | 33.6 | 35.1 | | 31.2 | 33.0 | |
| *Cash inflow from operations before exceptional items, less capital expenditure* | 70.7 | 104.1 | *47.2%* | 143.9 | 153.7 | *6.8%* |
| *Cash conversion (%)* [3] | 74.4 | 96.7 | | 86.9 | 81.9 | |

(1) *EBITDA comprises total operating profit before depreciation and amortisation, both being non-cash items. EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating profit or net profit/(loss) (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group's cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results and is not meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this financial information to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See "—Group Operating Profit, EBITDA and EBITDA Before Exceptional Items".*

(2) *EBITDA before exceptional items comprises EBITDA as described above and excludes expenses incurred in connection with the initial public offering by our parent company, Yell Group plc and subsidiaries, of £90.1 million in the six months ended 30 September 2003 (six months ended 30 September 2002 - £15.0 million expenses of our parent company's withdrawn initial public offering).*

(3) *Cash conversion represents cash flow from operations before exceptional items, less capital expenditure, as a percentage of EBITDA before exceptional items. We believe cash conversion is a relevant measure used by companies to assess performance as it gives a relative measure of the efficiency with which EBITDA is converted into cash. Cash conversion should not be considered by investors as an alternative to group operating profit or profit on ordinary activities before taxation as an indicator of operating performance or as an alternative to cash flow from operating activities. See "—Group Operating Profit, EBITDA and EBITDA Before Exceptional Items".*

## Yell Group Operational Information

| | Six months ended 30 September | | |
|---|---|---|---|
| | 2002 | 2003 | Change |
| *UK printed directories* | | | |
| Unique advertisers (units) [1] | 233,005 | 250,621 | *7.6%* |
| Directory editions published (units) [2] | 49 | 50 | |
| Unique advertiser retention rate (%) [3] | 78 | 78 | |
| Turnover per unique advertiser (£) | 1,230 | 1,178 | *(4.2)%* |
| *US printed directories* | | | |
| Unique advertisers (units) [1] | 197,314 | 209,866 | *6.4%* |
| Directory editions published (units) | 248 | 250 | |
| Unique advertiser retention rate (%) [3] | 70 | 70 | |
| Turnover per unique advertiser ($) | 1,719 | 1,960 | *14.0%* |
| *Other UK products and services* | | | |
| Yell.com page impressions for September (in millions) | 39 | 51 | *30.8%* |
| Yell.com searchable advertisers (units) as at 30 September [4] | n/a | 86,508 | |

---

*(1)* *Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.*

*As a result of the progress in the United States towards integrating our customer database, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers which has resulted in a restatement of the prior year unique advertisers. There remains some overlap in reporting unique advertisers between Yellow Book and the former McLeod directories that we expect to be removed during the second half of the 2004 financial year. However, these improvements have not affected the reporting of our financial results.*

*(2)* *The Yellow Pages directory editions increased as a result of rescoping the Colchester directory into two directories, Ipswich and Colchester.*

*(3)* *The proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high. In the United States, this measure is based on unique directory advertisers. The 2002 retention rate is for Yellow Book only, prior to the acquisition of McLeod, while the 2003 retention rate is for Yellow Book, including the former McLeod directories.*

*(4)* *Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. It excludes advertisers who purchase products such as banners and domain names. This information is not available for 2002 because new systems were being put in place during that period.*

## Turnover

| | Three months ended 30 September | | | Six months ended 30 September | | |
|---|---|---|---|---|---|---|
| | 2002 [1] | 2003 | Change | 2002 [1] | 2003 | Change |
| | *(£ in millions)* | | | *(£ in millions)* | | |
| UK printed directories | 157.7 | 160.3 | *1.6%* | 286.5 | 295.2 | *3.0%* |
| Other UK products and services | 9.7 | 9.4 | *(3.1)%* | 19.8 | 19.4 | *(2.0)%* |
| **Total UK turnover** | 167.4 | 169.7 | *1.4%* | 306.3 | 314.6 | *2.7%* |
| US printed directories: | | | | | | |
| US printed directories at constant exchange rate [2] | 115.0 | 142.3 | *23.7%* | 224.6 | 272.4 | *21.3%* |
| Exchange impact [2] | - | (5.6) | | - | (18.4) | |
| **Total US turnover** | 115.0 | 136.7 | *18.9%* | 224.6 | 254.0 | *13.1%* |
| **Group turnover** | 282.4 | 306.4 | *8.5%* | 530.9 | 568.6 | *7.1%* |

(1) *Prior year results include McLeod from 16 April 2002, when it was acquired, and exclude NDC (acquired on 31 December 2002).*

(2) *Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.*

Group turnover during the six months ended 30 September 2003 increased by £37.7 million, or 7.1%, compared to the same period last year[1], reflecting, in particular, the increased turnover during the period from US printed directories, which grew by 13.1%.

We recognise turnover from advertising sales for each printed directory on completion of delivery of each directory.

*UK Turnover*

Total UK turnover grew by 2.7% from last year. Excluding the effects of our discontinued products, total UK turnover grew 3.4% from last year.

Turnover from UK printed directories increased by £8.7 million, or 3.0%, despite an average reduction in prices of 4.7% (5.0% reduction in the three months ended 30 September 2003) as a result of the price cap[2] of RPI minus 6% applicable to Yellow Pages directories.

1 Throughout this report, unless otherwise indicated, references to "for the six months" or the "six month period" are to the six months ended 30 September 2003 and references to "last year", the "prior year" or the "prior period" are to the corresponding period in the previous financial year.

2 Effective from January 2002 and pursuant to undertakings given to the UK Secretary of State for Trade and Industry in July 1996, we are required to cap the rates charged for advertising sold after that date in our UK printed consumer classified directories at the Retail Price Index ("RPI") minus 6% for an expected period of four years from January 2002. During the six months ended 30 September 2002 and 2003, the average price of advertising in our Yellow Pages decreased by 4.4% and 4.7%, respectively. We are not subject to any regulatory price constraints in the United States. The relevant price cap applied to approximately 52.0% and 49.9% of our Group turnover in the six months ended 30 September 2002 and 2003, respectively.

Overall growth of printed directories was affected by the adverse performance of one directory, London Central, as a result of a reduction of its sales from neighbouring directory areas. Underlying growth of all directories excluding London Central was 3.9%. Metro directories, excluding London Central, performed at similar levels to non-metro directories.

Our growth reflected:

- a 7.6% increase in the number of unique advertisers from 233,005 to 250,621, as a result of the continued success of our first-year advertiser discount programmes and our ability to retain 78% of existing customers. We attracted 56,574 new advertisers for the six months as compared to 51,612 last year; and

- turnover per unique advertiser in our UK printed directories decreased from £1,230 to £1,178. This focus on new advertisers results in lower yield, although our experience is that the value of retained new advertisers grows over future years. In addition, the turnover per unique advertiser was affected by the performance of the London Central directory and the 4.7% price reduction.

Turnover from our online directory service increased by £1.7 million, or 17.3%, from £9.8 million to £11.5 million. This increase was offset by a reduction in turnover from our other products and services, primarily from discontinued products resulting from the sale of our data-service business, Yell Data, and the ending of our contract with BT to sell advertising in their phone books. We nearly doubled the number of advertisers in our telephone based classified directory service since 31 March 2003, when we replaced Talking Pages with Yellow Pages 118 24 7.

*US Turnover*

US turnover increased by £29.4 million, or 13.1%, from £224.6 million last year to £254.0 million in the current period. Turnover was negatively affected by £18.4 million from a weakening US dollar. On a constant US dollar basis, US turnover grew by £47.8 million, or 21.3%. The effective exchange rates were approximately $1.62 to £1.00 in the six months to September 2003 and $1.51 to £1.00 in the prior year.

The Group had 209,866 unique advertisers in the United States for the six months ended 30 September 2003 compared to 197,314 in the prior year. Average turnover per unique advertiser grew 14.0% from $1,719 to $1,960.

Same-market growth of 9.3% has grown from 4.5% last year in spite of unique market conditions in Manhattan, where we publish one of our largest US directories. Excluding the Manhattan directory, same-market growth would have been 10.5%, up from 6.2% last year. NDC books published in the first six months of the current year are treated as acquisitions published for the first time and are not included in the same-market growth results.

The former McLeod directories are now performing in line with Yellow Book East same-market growth, excluding the Manhattan directory. We believe that this growth reflects the benefits of integration of Yellow Book West into the Yell Group and the adoption of the Yellow Book sales approach. The first six months included four metro-market relaunch directories, which achieved growth in turnover in excess of 40%. There is one more relaunch planned for the third quarter.

Remaining growth was due to three new directory launches (contributing 1.5% to the growth), one directory publishing for the first time after acquisition and the inclusion of a full six months of results of acquisitions of McLeod and NDC (contributing 12.7% to the growth), offset primarily by a few directories which were moved into future periods (reducing growth by 2.4%) for inclusion in rescopes and to balance production schedules as a result of the integration of Yellow Book West.

**Cost of Sales**

| | Three months ended 30 September | | | Six months ended 30 September | | |
|---|---|---|---|---|---|---|
| | 2002 [1] | 2003 | Change | 2002 [1] | 2003 | Change |
| | (£ in millions) | | | (£ in millions) | | |
| UK printed directories | 50.3 | 54.9 | *9.1%* | 97.5 | 106.1 | *8.8%* |
| Other UK products and services | 3.4 | 3.2 | *(5.9)%* | 6.8 | 6.1 | *(10.3)%* |
| **Total UK cost of sales** | 53.7 | 58.1 | *8.2%* | 104.3 | 112.2 | *7.6%* |
| US printed directories: | | | | | | |
| US printed directories at constant exchange rate [2] | 62.0 | 78.8 | *27.1%* | 129.5 | 149.3 | *15.3%* |
| Exchange impact [2] | - | (3.5) | | - | (10.4) | |
| **Total US cost of sales** | 62.0 | 75.3 | *21.5%* | 129.5 | 138.9 | *7.3%* |
| **Cost of sales** | 115.7 | 133.4 | *15.3%* | 233.8 | 251.1 | *7.4%* |

(1) *Prior year results include McLeod from 16 April 2002, when it was acquired, and exclude NDC (acquired on 31 December 2002).*

(2) *Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.*

We recognise the cost of sales for each directory on completion of delivery of that directory.

Our cost of sales consists principally of costs associated with the publication of directories, including advertising sales, paper, printing and pre-press production, as well as bad debt expense. The principal components of advertising sales costs, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

The £7.9 million, or 7.6%, increase in cost of sales for the UK business, from £104.3 million to £112.2 million in the six months ended 30 September 2003, reflected higher advertisement volumes. Cost of sales as a percentage of turnover was 35.7% as compared to 34.1% for the corresponding period in the prior financial year.

The £19.8 million, or 15.3%, increase in cost of sales at a constant exchange rate for US printed directories reflected the full integration of acquisitions. Cost of sales for US printed directories as a percentage of related turnover and at a constant exchange rate was 54.8% as compared to 57.7% last year. In the three months ended 30 September 2003, cost of sales as a percentage of related turnover and at a constant exchange rate was 55.4% as compared to 53.9% last year. This increase was the result of the alignment of Yell Group accounting policies together with the investment in the metro-market relaunches. Paper, printing and binding, and pre-press costs as a percentage of turnover for the six months ended 30 September 2003 of 21.1% decreased from 23.6% last year, representing benefits arising from the integration of the McLeod acquisition and cost savings from volume price reductions.

Our consolidated bad debt expense was £30.2 million, or 5.3% of Yell Group turnover in the six months ended 30 September 2003, as compared to £30.1 million, or 5.7%, last year. The charge for UK bad debts was 4.2% of UK printed directories and other products and services turnover compared to 4.1% last year. The US bad debt expense was 6.7% of US printed directories turnover in the six months ended 30 September 2003, as compared to 7.8% for the same period in the prior financial year, reflecting the more developed US directory profile and the relatively low level of launches. The US bad debt expense varies by directory. Therefore, we expect the charge in the second half of the year to increase compared to the first six months as these directories traditionally incur higher bad debt expense. However, the full year charge is expected to improve in comparison to the prior year charge.

### Gross Profit and Gross Profit Margin

| | Three months ended 30 September | | Change | Six months ended 30 September | | Change |
|---|---|---|---|---|---|---|
| | 2002 [1] | 2003 | | 2002 [1] | 2003 | |
| | *(£ in millions)* | | | *(£ in millions)* | | |
| UK printed directories | 107.4 | 105.4 | *(1.9)%* | 189.0 | 189.1 | *0.1%* |
| Other UK products and services | 6.3 | 6.2 | *(1.6)%* | 13.0 | 13.3 | *2.3%* |
| **Total UK gross profit** | 113.7 | 111.6 | *(1.8)%* | 202.0 | 202.4 | *0.2%* |
| US printed directories: | | | | | | |
| US printed directories at constant exchange rate [2] | 53.0 | 63.5 | *19.8%* | 95.1 | 123.1 | *29.4%* |
| Exchange impact [2] | - | (2.1) | | - | (8.0) | |
| **Total US gross profit** | 53.0 | 61.4 | *15.8%* | 95.1 | 115.1 | *21.0%* |
| **Gross profit** | 166.7 | 173.0 | *3.8%* | 297.1 | 317.5 | *6.9%* |
| | | | | | | |
| **Gross profit margin (%)** | | | | | | |
| UK operations | 67.9 | 65.8 | | 65.9 | 64.3 | |
| US operations | 46.1 | 44.9 | | 42.3 | 45.3 | |
| **Group total (%)** | 59.0 | 56.5 | | 56.0 | 55.8 | |

---

(1) *Prior year results include McLeod from 16 April 2002, when it was acquired, and exclude NDC (acquired on 31 December 2002).*

(2) *Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.*

Gross profit as a percentage of Group turnover was 55.8% as compared to 56.0% in the prior year.

During the six months ended 30 September 2002 and 2003, over 55% of our turnover came from our UK operations. Our printed directories business in the United Kingdom, which we view as more developed than that in the United States, and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States.

In the United States, the different market dynamics and the younger portfolio result in lower gross profit margins. In the six months ended 30 September 2003, for example, our gross profit margin for our UK operations was 64.3%, compared to 45.3% for our US operations. Our overall gross profit margin is therefore affected and will continue to be affected by lower gross profit margins in the United States to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

**Distribution Costs and Administrative Costs**

Our distribution costs consist mainly of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

Distribution costs decreased by £0.3 million, or 1.7%, from £17.5 million in the six months ended 30 September 2002 (3.3% of Group turnover) compared to £17.2 million (3.0% of Group turnover) in the six months ended 30 September 2003. The reduction in distribution costs was primarily due to a weakening dollar, which reduced US distribution costs by £0.8 million. Group distribution costs grew 2.9% at a constant exchange rate.

Our administrative expenses consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing costs represent our most significant discretionary expenses.

Administrative expenses, including exceptional items, increased by £74.7 million, or 39.6%, from £188.7 million in the six months ended 30 September 2002 to £263.4 million in the six months ended 30 September 2003. The increase was largely due to:

- the expensing of £57.0 million for employee incentive plans, which were contingent upon our parent company's initial public offering in July 2003;
- the expensing of £28.9 million in fees, including VAT, paid to the previous owners as a result of the initial public offering;
- the expensing of £4.2 million for other exceptional costs; and
- the effects of including a full six months of Yellow Book West administrative costs in the current period and foreign exchange movements.

These increases were partially offset by the absence of £15.0 million in costs incurred for the withdrawn initial public offering of our parent company in July 2002.

## Group Operating Profit, EBITDA and EBITDA before Exceptional Items

| | Three months ended 30 September | | Change | Six months ended 30 September | | Change |
|---|---|---|---|---|---|---|
| | 2002 [1] | 2003 | | 2002 [1] | 2003 | |
| | (£ in millions) | | | (£ in millions) | | |
| **UK operations** | | | | | | |
| Operating profit, including exceptional items | **55.3** | **26.9** | | **75.5** | **58.8** | |
| Depreciation and amortisation | 16.9 | 17.5 | | 35.0 | 34.8 | |
| **UK operations EBITDA** | 72.2 | 44.4 | | 110.5 | 93.6 | |
| Exceptional items | - | 29.7 | | 14.7 | 35.3 | |
| **UK operations EBITDA before exceptional items** | **72.2** | **74.1** | *2.6%* | **125.2** | **128.9** | *3.0%* |
| **US operations** | | | | | | |
| Operating profit (loss), including exceptional items | **8.9** | **7.6** | | **15.4** | **(21.9)** | |
| Depreciation and amortisation | 13.9 | 12.8 | | 24.7 | 25.8 | |
| **US operations EBITDA** | 22.8 | 20.4 | | 40.1 | 3.9 | |
| Exceptional items | - | 13.1 | | 0.3 | 54.8 | |
| **US operations EBITDA before exceptional items** | **22.8** | **33.5** | *46.9%* | **40.4** | **58.7** | *45.3%* |
| **US operations EBITDA before exceptional items at constant exchange rate** [2] | **22.8** | **34.7** | *52.2%* | **40.4** | **62.7** | *55.2%* |
| **Group** | | | | | | |
| Operating profit, including exceptional items | **64.2** | **34.5** | | **90.9** | **36.9** | |
| Depreciation and amortisation | 30.8 | 30.3 | | 59.7 | 60.6 | |
| **Group EBITDA** | 95.0 | 64.8 | *(31.8)%* | 150.6 | 97.5 | *(35.3)%* |
| **Group** | | | | | | |
| Operating profit before exceptional items | **64.2** | **77.3** | | **105.9** | **127.0** | |
| Depreciation and amortisation | 30.8 | 30.3 | | 59.7 | 60.6 | |
| **Group EBITDA before exceptional items** | **95.0** | **107.6** | *13.3%* | **165.6** | **187.6** | *13.3%* |
| **Group EBITDA before exceptional items at constant exchange rate** [2] | **95.0** | **108.8** | *14.5%* | **165.6** | **191.6** | *15.7%* |
| **EBITDA margin (%)** | | | | | | |
| UK operations | 43.1 | 26.2 | | 36.1 | 29.8 | |
| US operations | 19.8 | 14.9 | | 17.9 | 1.5 | |
| **EBITDA margin before exceptional items (%)** | | | | | | |
| UK operations | **43.1** | **43.7** | | **40.9** | **41.0** | |
| US operations | **19.8** | **24.5** | | **18.0** | **23.1** | |

---

(1) *Prior year results include McLeod from 16 April 2002, when it was acquired, and exclude NDC (acquired on 31 December 2002).*

(2) *Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period.*

EBITDA from UK operations before exceptional items increased by 3.0% to £128.9 million from £125.2 million, reflecting primarily the progress of Yell.com. Yell.com reported EBITDA of £2.1 million for the six months ended 30 September 2003 (operating profit of £1.0 million adding back depreciation of £1.1 million), compared to a loss of £0.3 million in the prior year (operating loss of £1.6 million adding back depreciation of £1.3 million). UK printed directories EBITDA increased by 2.1% to £128.6 million from £125.9 million. Exceptional items of £35.3 million in the six months ended 30 September 2003 were incurred in connection with the initial public offering of our parent company in July 2003 and other non-recurring transaction charges, and £14.7 million was charged in the previous financial year for the withdrawn initial public offering in July 2002.

US operations EBITDA before exceptional items and at a constant exchange rate increased by £22.3 million, or 55.2%. This increase reflects the profitability of our directories by leveraging our existing operations and administrative cost base to yield additional turnover from our directories without a corresponding increase in costs. In addition, the increase reflects the inclusion of prior year acquisitions for a full period during the six months ended 30 September 2003. We expect the US EBITDA margin before exceptional items to be slightly lower in the second half of the year due to continued investment in our business.

Excluding the exceptional items in 2003 and 2002, Group EBITDA increased by £22.0 million, or 13.3%. Excluding the exceptional items and at a constant exchange rate, Group EBITDA would have increased by £26.0 million, or 15.7%.

**Net Interest Payable**

Net interest expense was £146.6 million. Net interest before exceptional items was £88.2 million in the six months ended 30 September 2003, compared to £115.8 million last year. The exceptional items of £58.4 million comprised £27.7 million accelerated amortisation of deferred financing costs in connection with the repayment of the senior credit facilities on 15 July 2003 and senior notes on 18 August 2003; £19.7 million early redemption of 35% of our senior notes on 18 August 2003; £2.3 million arrangement fee on the undrawn revolving credit facility; and £8.7 million exceptional charge from our parent company for accelerated amortisation of deferred financing fees. Net interest expense before exceptional items comprised £57.1 million of net interest paid or to be paid within a six-month period, £28.2 million of interest rolled-up into our long-term debt and £2.9 million of amortised financing costs.

**Taxation**

Taxation before exceptional items was £16.7 million for the six months ended 30 September 2003 and £7.4 million last year. Taxation is determined on taxable profits that do not reflect certain amortisation charges. Tax credits in the amount of £37.2 million for the six months ended 30 September 2003 and £2.3 million last year were recognised as a benefit arising from exceptional items. Our future taxation charge will depend on our taxable income in the United Kingdom and the United States and our ability to continue using our net operating losses to offset our future taxable income in the United States.

## Net Loss

The net loss was £89.2 million for the six months ended 30 September 2003 compared to a net loss of £30.0 million for the same period in the prior year. Excluding the effect of the exceptional items, the net profit for the six months ended 30 September 2003 would have been £22.1 million compared to a net loss of £17.3 million for the same period last year.

## Liquidity and Capital Resources

Apart from significant acquisitions, which we have funded through a combination of borrowings, cash from contributions from the investment funds which previously owned our parent company and cash flows from operations, we have funded our existing business largely from cash flows generated from our operations. We believe that we have sufficient working capital to meet our operating and capital expenditure requirements. In addition, we have access to a £200 million revolving credit facility as part of the new senior credit facilities, which expires on 7 July 2008, of which none was drawn down during the period ended 30 September 2003.

*Cash Flows*

| | Three months ended 30 September | | Six months ended 30 September | |
|---|---|---|---|---|
| | 2002 | 2003 | 2002 | 2003 |
| | *(£ in millions)* | | *(£ in millions)* | |
| Net cash inflow from operating activities | 71.0 | 39.5 | 145.9 | 94.6 |
| Net cash outflow from returns on investments and servicing of finance | (48.3) | (96.5) | (80.0) | (115.3) |
| Taxation | (7.6) | (3.6) | (7.6) | (4.6) |
| Net cash outflow for capital expenditure and acquisitions | (2.3) | (6.4) | (431.6) | (13.7) |
| Net cash inflow (outflow) before financing | 12.8 | (67.0) | (373.3) | (39.0) |
| Net cash (outflow) inflow from financing | (26.4) | 101.5 | 382.4 | 101.5 |
| Net (decrease) increase in cash | (13.6) | 34.5 | 9.1 | 62.5 |

Net cash inflow from operating activities for the six months ended 30 September 2003 was £94.6 million, compared with an inflow of £145.9 million for the six months ended 30 September 2002. The decrease in cash flows reflected the timing of charges from year end which were paid during the first three months of the 2004 financial year and the exceptional items paid.

The cash inflow from operations before exceptional items less capital expenditure was £153.7 million for the six months ended 30 September 2003 and £143.9 million last year, or a 6.8% increase. The underlying cash performance from our operations excludes payments of exceptional items included in our operating profit for the six months ended 30 September 2003 of £69.7 million and £5.9 million last year.

Net cash outflow from returns on investments and servicing of finance of £115.3 million for the six months ended 30 September 2003 comprises £59.9 million of cash pay interest, £19.6 million of rolled up interest settled, £19.7 million of premiums on early redemption of senior notes and £16.1 million in costs associated with the Group's refinancing.

Net cash outflow for capital expenditure and financial investment comprises capital expenditure on fixed assets and purchases of subsidiary undertakings, net of cash acquired. Capital expenditure in the six months ended 30 September 2003 was £10.6 million compared to £7.9 million last year. We continued to augment our growth in the United States with further selective acquisitions totalling £3.1 million in the first half of this year.

On 16 April 2002, we purchased McLeod for $600.0 million (£417.0 million) plus expenses of $10.0 million (£6.9 million). We financed the McLeod acquisition through $250.0 million (£173.7 million) of senior bank financing and a $250.0 million (£173.7 million) bridge facility together with $88.3 million (£61.3 million) of additional funds in the form of equity and subordinated non-cash pay loans from the funds that owned our parent company before the global offer described below, and $37.3 million (£25.9 million) of unrestricted cash from our available cash balances.

*Capital Resources*

At 30 September 2003, we had cash of £91.3 million.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services, would in the future be financed through any one or more of operating cash flow, credit facilities and the issue of new debt and equity securities.

We had net debt of £2,120.0 million at 30 September 2003, as set out below.

| | **(£ in millions)** |
|---|---|
| Long-term loans and other borrowings | |
| Term Loan A1 – denominated in sterling | 664.0 |
| Term Loan A2 – denominated in US dollars | 358.6 |
| Senior notes | 318.3 |
| Other | 1.1 |
| Total debt owed to third parties | 1,342.0 |
| Subordinated parent company loans | 891.8 |
| Total debt, including subordinated parent company loans | 2,233.8 |
| Unamortised financing costs | (22.5) |
| Total debt, net of unamortised financing costs | 2,211.3 |
| Cash at bank | (91.3) |
| **Net debt at end of the period** | 2,120.0 |

*Our Parent Company's Global Offer and Refinancing*

On 15 July 2003, our parent company, Yell Group plc, completed raising £433.6 million (gross proceeds) through a global offer of shares to institutional investors, also referred to as an "initial public offering".

A portion of the net proceeds were passed to us as consideration for shares issued and as additional loans. We used these monies to repay approximately £54 million of debt under the senior credit facilities and to redeem 35% (£173 million) of the senior notes pursuant to the optional redemption features under the indentures. Additionally, we replaced our remaining senior credit facilities with new senior credit facilities of £664 million and $596 million and an undrawn revolving credit facility of £200 million. As part of the refinancing, the subordinated parent company loan ceased bearing interest to reflect the fact that the equivalent amounts borrowed by our parent company were settled upon the initial public offering.

As a result of the capital-raising, we incurred a number of exceptional or one-off costs, including: cash and non-cash interest charges relating to premiums paid in connection with the redemption of the senior notes and to the write-off of deferred finance costs; charges relating to option grants under existing share ownership plans; fees paid to the owners of our parent company before the global offer; and other transaction fees and costs arising out of the offering. In addition, participants in a plan implemented for certain key employees of Yellow Book and its subsidiaries were entitled to a payment under the Yellow Book Phantom DDB Plan, under which the participants as a group are treated economically as if they had invested approximately £32 million in the Yell Group in the same manner as the funds advanced by the owners of our parent company before the global offer. We recorded a compensation charge of $63 million (£39 million) in connection with this. In satisfaction of those obligations, the plan participants exchanged their interests in the plan for equity in our parent company.

*Debt Obligations*

We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. No one has guaranteed our obligations under the senior notes or has any obligation to provide additional equity financing to us.

The terms of our senior credit facilities require us to maintain specified consolidated financial ratios for net total debt to Earnings Before Interest, Tax, Depreciation and Amortisation ("EBITDA", as defined in the senior credit facilities), EBITDA to net cash interest payable and, until 31 March 2005, net senior debt to EBITDA.

## Other Matters

*Off Balance Sheet Arrangements*

We do not have any off balance sheet arrangements other than the hedges discussed below.

*Market-Related Risks*

Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under our previous senior credit facilities, we were required to hedge at least 50% of the variable-rate indebtedness under the senior credit facilities for at least two years. Under our new senior facilities agreement we are required to have fixed interest on at least 50% of all interest payments during the 21 months following each month end. This requirement ceases once the Group leverage ratio falls below 3.5 times. We have fixed interest on nearly 55% of the indebtedness under the senior credit facilities using interest rate swaps falling to 50% over the period to December 2005, with a review of this strategy on a quarterly basis. When combined with the fixed rate senior notes, we have fixed our interest rates on approximately 64% of our total gross debt until December 2005, falling to approximately 26% thereafter. At 30 September 2003, we had £12.2 million net unrecognised losses on these instruments that will be recognised when the interest is paid.

All of these instruments are entered into for hedging purposes and, under UK GAAP, gains and losses on these instruments are deferred and only recognised in income when the underlying transaction is recorded. Such instruments have not been designated and do not qualify for hedge accounting under Statement of Financial Accounting Standards No 133 *"Accounting for Derivative Instruments and Hedging Activities"* for US GAAP purposes.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in US dollars. However, our financial information is presented in pounds sterling, and changes in the exchange rate between the US dollar and pounds sterling will affect the translation of the results of our operations into pounds sterling. We do not currently intend to hedge any foreign exchange rate risk relating to US dollar-denominated notes, although we will continue to review this practice. The dilution of our earnings reported in pounds sterling as a result of the weakening US dollar is partially offset by natural hedging from debt denominated in US dollars.

At 30 September 2003, we had £506.4 million of borrowings denominated in US dollars net of deferred financing fees, and £1,022.6 million of borrowings, also net of deferred financing fees, that accrue interest at variable rates, before taking into account hedging arrangements. At 30 September 2003, and after considering the effect of our post-IPO debt structure and hedging arrangements, if the annualised variable interest rates had been 1.0% higher or lower with no change in exchange rates, our half year interest charge would vary by approximately £2.3 million higher or lower, respectively, taking into account our hedging arrangements, or £5.1 million higher or lower, respectively, without taking into account hedging arrangements. Further, taking into account our US dollar-denominated liabilities on our post-IPO debt structure, if the average US dollar/pound sterling exchange rate during the period had been $1.78 to £1.00, for example, instead of $1.62 to £1.00, the approximate rate effective for the six months ended 30 September 2003, then our half year interest charge would have been approximately £1.0 million lower.

*International Financial Reporting Standards*

In June 2002, the Council of Ministers of the European Union approved a regulation (the "Regulation") requiring all companies that are governed by the law of a Member State of the European Union and whose securities are admitted to trading on a regulated market of any Member State to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union. The Regulation is to be effective for each financial year starting on or after 1 January 2005.

The International Accounting Standards Board issued IFRS1, a standard on transition to IFRS, in June 2003. It is expected that there will be significant continuing developments in IFRS between now and 2005 and consequently there is uncertainty about exactly what IFRS will require in 2005. This uncertainty will be reduced as the International Accounting Standards Board finalises and publishes its standards on the first time adoption of IFRS and other key areas such as business combinations and share-based payments.

In the meantime, the UK Accounting Standards Board is adopting a phased transition to the conversion of existing UK GAAP and plans to issue around 40 new standards or revisions to existing standards over the next two years, some of which have already been issued in the form of Financial Reporting Exposure Drafts ("FREDs"). It is also possible that by the implementation date set by the European Union, UK GAAP will not be fully aligned with IFRS.

The Yell Group will adopt any standards arising from FREDs when they become effective and part of UK GAAP. The transition of UK GAAP to IFRS and/or the adoption of IFRS could possibly have a material impact on the Group's financial position and reported results, although it is not possible for the Directors to quantify the impact at this time.

*Recent US GAAP Accounting Pronouncements*

In April 2003, the FASB issued Statement of Financial Accounting Standards No 149 *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"* ("SFAS 149"). This standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities under FASB Statement No 133, *"Accounting for Derivative Instruments and Hedging Activities"*. This standard is effective prospectively for contracts entered into or modified after 30 June 2003 and prospectively for hedging relationships designated after 30 June 2003. Adoption of this standard has had no material effect on our results.

*Critical Accounting Estimates*

In general, our accounting policies are consistent with those generally adopted by others operating within the same industry in the United Kingdom. Our accounting policies are set out in our audited financial statements contained within the Form 20-F filed with the SEC on 1 July 2003. A discussion of the most significant policies that require our management to make subjective and complex judgements or to consider matters that are inherently uncertain are also contained in that document.

***Consolidated Results of our Parent Company***

We have included the financial information that our parent company, Yell Group plc and its subsidiaries, as an exhibit with the consolidated financial information of Yell Finance B.V., in order to disclose what our parent company reports to the London Stock Exchange and to satisfy the requirement of our parent company to produce a UK GAAP to US GAAP reconciliation for US employees.

## YELL FINANCE B.V. AND SUBSIDIARIES

## CONSOLIDATED PROFIT AND LOSS ACCOUNTS

| (Unaudited) | Notes | Six months ended 30 September 2002 | 2003 |
|---|---|---|---|
| | | *(£ in millions)* | |
| **Turnover** | 2 | 530.9 | 568.6 |
| Cost of sales | | (233.8) | (251.1) |
| **Gross profit** | | 297.1 | 317.5 |
| Distribution costs | | (17.5) | (17.2) |
| **Administrative costs** | | | |
| Ordinary items | | (173.7) | (173.3) |
| Exceptional items | 4 | (15.0) | (90.1) |
| | | (188.7) | (263.4) |
| **Operating profit** | 3 | 90.9 | 36.9 |
| **Net interest payable** | | | |
| Ordinary items | | (115.8) | (88.2) |
| Exceptional items | 4 | - | (58.4) |
| | | (115.8) | (146.6) |
| **Loss on ordinary activities before taxation** | | (24.9) | (109.7) |
| **Taxation** | | | |
| Before exceptional items | 5 | (7.4) | (16.7) |
| On exceptional items | 4,5 | 2.3 | 37.2 |
| | | (5.1) | 20.5 |
| **Loss for the financial period** | 10 | (30.0) | (89.2) |

## STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

| (Unaudited) | Notes | Six months ended 30 September 2002 | 2003 |
|---|---|---|---|
| | | *(£ in millions)* | |
| Loss for the financial period | 10 | (30.0) | (89.2) |
| Currency movements | 10 | (31.7) | (19.9) |
| **Total recognised losses for the financial period** | | (61.7) | (109.1) |

The accompanying unaudited condensed notes are an integral part of these financial statements.

## YELL FINANCE B.V. AND SUBSIDIARIES

## CONSOLIDATED PROFIT AND LOSS ACCOUNTS

| (Unaudited) | Notes | Three months ended 30 September 2002 | 2003 |
|---|---|---|---|
| | | *(£ in millions)* | |
| **Turnover** | 2 | 282.4 | 306.4 |
| Cost of sales | | (115.7) | (133.4) |
| **Gross profit** | | 166.7 | 173.0 |
| Distribution costs | | (8.5) | (7.9) |
| **Administrative costs** | | | |
| Ordinary items | | (94.0) | (87.8) |
| Exceptional items | 4 | - | (42.8) |
| | | (94.0) | (130.6) |
| **Operating profit** | 3 | 64.2 | 34.5 |
| **Net interest payable** | | | |
| Ordinary items | | (58.2) | (35.3) |
| Exceptional items | 4 | - | (28.4) |
| | | (58.2) | (63.7) |
| **Profit (loss) on ordinary activities before taxation** | | 6.0 | (29.2) |
| **Taxation** | | | |
| Before exceptional items | | (3.4) | (13.6) |
| On exceptional items | 4 | - | 9.4 |
| | | (3.4) | (4.2) |
| **Profit (loss) for the financial period** | 10 | 2.6 | (33.4) |

## STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

| (Unaudited) | Notes | Three months ended 30 September 2002 | 2003 |
|---|---|---|---|
| | | *(£ in millions)* | |
| Profit (loss) for the financial period | 10 | 2.6 | (33.4) |
| Currency movements | 10 | (6.5) | (1.9) |
| **Total recognised losses for the financial period** | | (3.9) | (35.3) |

The accompanying unaudited condensed notes are an integral part of these financial statements.

## YELL FINANCE B.V. AND SUBSIDIARIES

## CONSOLIDATED CASH FLOW STATEMENTS

| (Unaudited) | Notes | Six months ended 30 September 2002 | 2003 |
|---|---|---|---|
| | | *(£ in millions)* | |
| **Net cash inflow from operating activities** | | 145.9 | 94.6 |
| **Returns on investments and servicing of finance** | | | |
| Interest paid | 6 | (68.2) | (79.5) |
| Redemption premium paid | | - | (19.7) |
| Finance fees paid | 6 | (11.8) | (16.1) |
| **Net cash outflow for returns on investments and servicing of finance** | | (80.0) | (115.3) |
| **Taxation** | | (7.6) | (4.6) |
| **Capital expenditure and financial investment** | | | |
| Purchase of tangible fixed assets | | (7.9) | (10.6) |
| **Net cash outflow for capital expenditure and financial investment** | | (7.9) | (10.6) |
| **Acquisitions** | | | |
| Purchase of subsidiary undertakings, net of cash acquired | | (423.7) | (3.1) |
| **Net cash outflow for acquisitions** | | (423.7) | (3.1) |
| **Net cash outflow before financing** | | (373.3) | (39.0) |
| **Financing** | | | |
| Issue of ordinary share capital and capital contributions received, net of issue costs | 6 | 0.1 | 304.4 |
| New loans issued | 6 | 408.7 | 1,075.5 |
| Borrowings repaid | 6 | (26.4) | (1,278.4) |
| **Net cash inflow from financing** | | 382.4 | 101.5 |
| **Increase in net cash in the period** | | 9.1 | 62.5 |
| | | | |
| Total operating profit | | 90.9 | 36.9 |
| Depreciation | | 11.0 | 11.4 |
| Goodwill amortisation | | 48.7 | 49.2 |
| Increase in stocks | | (11.2) | (21.6) |
| (Increase) decrease in debtors | | (21.5) | 20.8 |
| Increase (decrease) in creditors | | 28.0 | (12.6) |
| Other non-cash items | | - | 10.5 |
| **Net cash inflow from operating activities** | | 145.9 | 94.6 |

The accompanying unaudited condensed notes are an integral part of these financial statements.

## YELL FINANCE B.V. AND SUBSIDIARIES

## CONSOLIDATED CASH FLOW STATEMENTS

| (Unaudited) | Notes | Three months ended 30 September 2002 | 2003 |
|---|---|---|---|
| | | *(£ in millions)* | |
| **Net cash inflow from operating activities** | | 71.0 | 39.5 |
| **Returns on investments and servicing of finance** | | | |
| Interest paid | 6 | (46.9) | (60.7) |
| Redemption premium paid | | - | (19.7) |
| Finance fees paid | 6 | (1.4) | (16.1) |
| **Net cash outflow for returns on investments and servicing of finance** | | (48.3) | (96.5) |
| **Taxation** | | (7.6) | (3.6) |
| **Capital expenditure and financial investment** | | | |
| Purchase of tangible fixed assets | | (2.3) | (4.7) |
| **Net cash outflow for capital expenditure and financial investment** | | (2.3) | (4.7) |
| **Acquisitions** | | | |
| Purchase of subsidiary undertakings, net of cash acquired | | - | (1.7) |
| **Net cash outflow for acquisitions** | | - | (1.7) |
| **Net cash inflow (outflow) before financing** | | 12.8 | (67.0) |
| **Financing** | | | |
| Issue of ordinary share capital and capital contributions received, net of issue costs | 6 | - | 304.4 |
| New loans issued | 6 | - | 1,075.5 |
| Borrowings repaid | 6 | (26.4) | (1,278.4) |
| **Net cash (outflow) inflow from financing** | | (26.4) | 101.5 |
| **(Decrease) increase in net cash in the period** | | (13.6) | 34.5 |
| | | | |
| Total operating profit | | 64.2 | 34.5 |
| Depreciation | | 5.7 | 5.7 |
| Goodwill amortisation | | 25.1 | 24.6 |
| Increase in stocks | | (7.3) | (9.6) |
| Increase in debtors | | (29.1) | (8.9) |
| Increase (decrease) in creditors | | 12.4 | (17.3) |
| Other non-cash items | | - | 10.5 |
| **Net cash inflow from operating activities** | | 71.0 | 39.5 |

The accompanying unaudited condensed notes are an integral part of these financial statements.

## YELL FINANCE B.V. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

| | Notes | At 31 March 2003 (Audited) | At 30 September 2003 (Unaudited) |
|---|---|---|---|
| | | *(£ in millions)* | |
| **Fixed assets** | | | |
| Intangible assets | | 1,824.1 | 1,740.5 |
| Tangible assets | | 47.1 | 42.4 |
| Investment | | 1.9 | 2.3 |
| **Total fixed assets** | | 1,873.1 | 1,785.2 |
| **Current assets** | | | |
| Stocks | | 145.8 | 162.9 |
| Debtors | 7 | 461.4 | 458.1 |
| Cash at bank and in hand | 6 | 30.0 | 91.3 |
| **Total current assets** | | 637.2 | 712.3 |
| **Creditors: amounts falling due within one year** | | | |
| Loans and other borrowings | 6,9 | (112.8) | (101.9) |
| Other creditors | 8 | (235.9) | (215.3) |
| **Total creditors: amounts falling due within one year** | | (348.7) | (317.2) |
| **Net current assets** | | 288.5 | 395.1 |
| **Total assets less current liabilities** | | 2,161.6 | 2,180.3 |
| **Creditors: amounts falling due after more than one year** | | | |
| Loans and other borrowings | 6,9 | (2,286.0) | (2,109.4) |
| **Net (liabilities) assets** | | (124.4) | 70.9 |
| **Capital and reserves** | | | |
| Called up share capital | 10 | 0.1 | 0.1 |
| Share premium account | 10 | 1.0 | 305.4 |
| Profit and loss account deficit | 10 | (125.5) | (234.6) |
| **Equity shareholders' (deficit) funds** | 10 | (124.4) | 70.9 |

The accompanying unaudited condensed notes are an integral part of these financial statements.

## YELL FINANCE B.V. AND SUBSIDIARIES

## NOTES TO THE FINANCIAL STATEMENTS

### 1. Basis of preparation and consolidation

The principal activity of Yell Finance B.V. and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

The unaudited interim financial information has been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies set out in the audited combined and consolidated financial statements of Yell Finance B.V. for the year ended 31 March 2003 contained in the Form 20-F filed with the US Securities and Exchange Commission on 1 July 2003.

The foregoing information does not constitute statutory financial statements within the meaning of s240 of the Companies Act 1985.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell Finance B.V.'s Form 20-F filed with the US Securities and Exchange Commission on 1 July 2003 which includes the audited combined and consolidated financial statements of Yell Finance B.V. and its subsidiaries for the year ended 31 March 2003.

The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for income, provision for doubtful debts, depreciation, employee pension and management incentive schemes and taxes.

## 2. Turnover

| | Six months ended 30 September | |
|---|---|---|
| | **2002** | **2003** |
| | *(£ in millions)* | |
| UK printed directories | 286.5 | 295.2 |
| Other products and services | 19.8 | 19.4 |
| **Total UK turnover** | 306.3 | 314.6 |
| **Total US turnover** | 224.6 | 254.0 |
| **Group turnover** | 530.9 | 568.6 |

| | Three months ended 30 September | |
|---|---|---|
| | **2002** | **2003** |
| | *(£ in millions)* | |
| UK printed directories | 157.7 | 160.3 |
| Other products and services | 9.7 | 9.4 |
| **Total UK turnover** | 167.4 | 169.7 |
| **Total US turnover** | 115.0 | 136.7 |
| **Group turnover** | 282.4 | 306.4 |

## 3. Operating profit

| | Six months ended 30 September | |
|---|---|---|
| | **2002** | **2003** |
| | *(£ in millions)* | |
| UK printed directories | 77.9 | 60.3 |
| Other products and services | (2.4) | (1.5) |
| **Total UK operating profit** | 75.5 | 58.8 |
| **Total US operating profit (loss)** | 15.4 | (21.9) |
| **Operating profit** | 90.9 | 36.9 |

| | Three months ended 30 September | |
|---|---|---|
| | **2002** | **2003** |
| | *(£ in millions)* | |
| UK printed directories | 56.6 | 28.6 |
| Other products and services | (1.3) | (1.7) |
| **Total UK operating profit** | 55.3 | 26.9 |
| **Total US operating profit** | 8.9 | 7.6 |
| **Operating profit** | 64.2 | 34.5 |

## YELL FINANCE B.V. AND SUBSIDIARIES

## NOTES TO THE FINANCIAL STATEMENTS (continued)

### 4. Results before and after exceptional items

An analysis of our results for the three and six months ended 30 September 2002 and 2003 separating out exceptional items is as follows:

| | Six months ended 30 September | | | | | |
|---|---|---|---|---|---|---|
| | 2002 | | | 2003 | | |
| | Ordinary items | Exceptional items | Total | Ordinary items | Exceptional items | Total |
| | (£ in millions) | | | | | |
| **Gross profit** | 297.1 | - | 297.1 | 317.5 | - | 317.5 |
| Distribution costs | (17.5) | - | (17.5) | (17.2) | - | (17.2) |
| Administrative costs | (173.7) | (15.0) | (188.7) | (173.3) | (90.1) | (263.4) |
| **Operating profit (loss)** | 105.9 | (15.0) | 90.9 | 127.0 | (90.1) | 36.9 |
| Net interest payable | (115.8) | - | (115.8) | (88.2) | (58.4) | (146.6) |
| **(Loss) profit before taxation** | (9.9) | (15.0) | (24.9) | 38.8 | (148.5) | (109.7) |
| Taxation | (7.4) | 2.3 | (5.1) | (16.7) | 37.2 | 20.5 |
| **(Loss) profit for the period** | (17.3) | (12.7) | (30.0) | 22.1 | (111.3) | (89.2) |

| | Three months ended 30 September | | | | | |
|---|---|---|---|---|---|---|
| | 2002 | | | 2003 | | |
| | Ordinary items | Exceptional items | Total | Ordinary items | Exceptional items | Total |
| | (£ in millions) | | | | | |
| **Gross profit** | 166.7 | - | 166.7 | 173.0 | - | 173.0 |
| Distribution costs | (8.5) | - | (8.5) | (7.9) | - | (7.9) |
| Administrative costs | (94.0) | - | (94.0) | (87.8) | (42.8) | (130.6) |
| **Operating profit (loss)** | 64.2 | - | 64.2 | 77.3 | (42.8) | 34.5 |
| Net interest payable | (58.2) | - | (58.2) | (35.3) | (28.4) | (63.7) |
| **Profit (loss) before taxation** | 6.0 | - | 6.0 | 42.0 | (71.2) | (29.2) |
| Taxation | (3.4) | - | (3.4) | (13.6) | 9.4 | (4.2) |
| **Profit (loss) for the period** | 2.6 | - | 2.6 | 28.4 | (61.8) | (33.4) |

Exceptional administrative costs in the three and six months ended 30 September 2003 relate to costs incurred in connection with the initial public offering of our parent company. Of the £90.1 million exceptional administrative costs, £35.3 million relates to our UK business and £54.8 million to our US business. Exceptional administrative costs in the six months ended 30 September 2002 relate to costs incurred in connection with the withdrawn initial public offering of our parent company. Of the £15.0 million exceptional administrative costs, £14.7 million was charged to our UK business and £0.3 million was charged to our US business. The exceptional interest payable in the six months ended 30 September 2003 comprises £19.7 million bond redemption premium, £30.0 million accelerated amortisation of financing fees on our debt repaid in July and August 2003 and an £8.7 million exceptional charge from our parent company for the accelerated amortisation of deferred financing fees on debt settled in July 2003. The exceptional tax credits in the three and six months ended 30 September 2003 and 2002 represent the effective tax on the exceptional items before tax. We do not allocate interest or taxation charges by product or geographic segment.

## YELL FINANCE B.V. AND SUBSIDIARIES

## NOTES TO THE FINANCIAL STATEMENTS (continued)

### 5. Taxation

The effective tax rate for the six months ended 30 September 2003 is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

| | Six months ended 30 September | |
|---|---|---|
| | 2002 | 2003 |
| | *(£ in millions)* | |
| Profit (loss) on ordinary activities before exceptional items and taxation multiplied by the standard rate of corporation tax in the United Kingdom (30%) | (3.0) | 11.6 |
| Effects of: | | |
| Non-allowable goodwill amortisation | 10.0 | 10.5 |
| US tax losses | - | (3.7) |
| Other permanent differences | 0.4 | (1.7) |
| | 7.4 | 16.7 |
| Exceptional items multiplied by the standard rate of corporation tax in the United Kingdom (30%) | (4.5) | (44.6) |
| Effects of: | | |
| Items not allowed for tax purposes | 2.2 | 7.4 |
| | (2.3) | (37.2) |
| Net charge (credit) on profit before tax | 5.1 | (20.5) |

### 6. Net debt

*Analysis of net debt*

| | At 31 March 2003 | At 30 September 2003 |
|---|---|---|
| | *(£ in millions)* | |
| Long-term loans and other borrowings falling due after more than one year | 2,286.0 | 2,109.4 |
| Short-term borrowings and long-term loans and other borrowings falling due within one year | 112.8 | 101.9 |
| Total debt | 2,398.8 | 2,211.3 |
| Cash at bank and in hand | (30.0) | (91.3) |
| **Net debt at end of period** | 2,368.8 | 2,120.0 |

o

## 6. Net debt (continued)

*Reconciliation of movement in net debt*

| | Total cash less bank overdraft | Debt due within one year excluding bank overdraft | Debt due after one year | Net debt |
|---|---|---|---|---|
| | | *(£ in millions)* | | |
| **At 31 March 2003** | 30.0 | (112.8) | (2,286.0) | (2,368.8) |
| Cash outflow from operating activities less interest and redemption premium and taxation paid and capital expenditures | (19.8) | - | 19.6 [(a)] | (0.2) |
| Cash outflow on acquisitions | (3.1) | - | - | (3.1) |
| Net proceeds from shares issued | 304.4 | - | - | 304.4 |
| Reclassification of long and short-term debt | - | (20.8) | 20.8 | - |
| Borrowings repaid | (1,278.4) | 112.8 | 1,165.6 | - |
| New loans acquired | 1,075.5 | (81.1) | (994.4) | - |
| Finance fees paid | (16.1) | - | 16.1 | - |
| Non-cash charges | - | - | (80.3) | (80.3) |
| Currency movements | (1.2) | - | 29.2 | 28.0 |
| **At 30 September 2003** | 91.3 | (101.9) | (2,109.4) | (2,120.0) |
| | | | | |
| **At 30 June 2003** | 57.7 | (2,117.0) | (308.8) | (2,368.1) |
| Cash outflow from operating activities less interest and redemption premium and taxation paid and capital expenditures | (49.2) | - | 19.6 [(a)] | (29.6) |
| Cash outflow on acquisitions | (1.7) | - | - | (1.7) |
| Net proceeds from shares issued | 304.4 | - | - | 304.4 |
| Reclassification of long and short-term debt | - | 845.0 | (845.0) | - |
| Borrowings repaid | (1,278.4) | 1,278.4 | - | - |
| New loans acquired | 1,075.5 | (81.1) | (994.4) | - |
| Finance fees paid | (16.1) | - | 16.1 | - |
| Non-cash charges | - | (8.4) | (19.7) | (28.1) |
| Currency movements | (0.9) | (18.8) | 22.8 | 3.1 |
| **At 30 September 2003** | 91.3 | (101.9) | (2,109.4) | (2,120.0) |

(a) The £60.7 million and £79.5 million of interest paid in the three and six months ended 30 September 2003, respectively, included £19.6 million of interest that had been capitalised as long-term debt.

## 6. Net debt (continued)

On 15 July 2003, our parent company, Yell Group plc, completed raising £433.6 million (gross proceeds) through a global offer of shares to institutional investors.

A portion of the net proceeds were paid to Yell Finance B.V. in consideration for shares issued and as additional loans. These funds were used to pay certain expenses on behalf of Yell Group plc and to repay approximately £54 million of debt under the senior credit facilities and to redeem £173 million of the senior notes pursuant to the optional redemption features under the indentures. Additionally, we replaced our remaining senior credit facilities with new senior credit facilities of £664 million and $596 million and an undrawn revolving credit facility of £200 million.

## 7. Debtors

| | At 31 March 2003 | At 30 September 2003 |
|---|---|---|
| | *(£ in millions)* | |
| Trade debtors | 412.3 | 380.7 |
| Other debtors | 8.2 | 7.3 |
| Accrued income | 7.6 | 8.9 |
| Prepayments | 10.2 | 11.8 |
| Deferred tax asset | 23.1 | 49.4 |
| **Total debtors** | 461.4 | 458.1 |

All amounts above fall due within one year except for the deferred tax asset, which may fall due after more than one year. The increase in the deferred tax asset from 31 March 2003 is a reflection of the tax credits on exceptional items and is expected to be utilised against taxable profits arising in the current financial year.

## 8. Other creditors

| | At 31 March 2003 | At 30 September 2003 |
|---|---|---|
| | *(£ in millions)* | |
| Trade creditors | 34.9 | 14.4 |
| Corporation tax | 6.2 | 6.6 |
| Other taxation and social security | 24.7 | 30.3 |
| Other creditors | 5.7 | - |
| Accrued expenses | 90.4 | 95.6 |
| Deferred income | 74.0 | 68.4 |
| **Total creditors falling due within one year** | 235.9 | 215.3 |

## 9. Loans and other borrowings

| | At 31 March 2003 | At 30 September 2003 |
|---|---|---|
| | *(£ in millions)* | |
| **Amounts falling due within one year** | | |
| Senior credit facilities | 111.8 | 80.0 |
| Subordinated parent company loan | - | 20.8 |
| Net obligations under finance leases | 1.0 | 1.1 |
| **Net amounts falling due within one year** | 112.8 | 101.9 |
| **Amounts falling due after more than one year** | | |
| Senior credit facilities | 1,013.7 | 942.6 |
| Senior notes: | | |
| Senior sterling notes | 250.0 | 162.5 |
| Senior dollar notes | 126.7 | 78.2 |
| Senior discount dollar notes | 118.2 | 77.6 |
| **Amounts owed to third parties falling due after more than one year** | 1,508.6 | 1,260.9 |
| Unamortised finance fees | (39.3) | (22.5) |
| **Net amounts owed to third parties falling due after more than one year** | 1,469.3 | 1,238.4 |
| Subordinated parent company loan | 816.7 | 871.0 |
| **Net amounts falling due after more than one year** | 2,286.0 | 2,109.4 |
| **Net loans and other borrowings** | 2,398.8 | 2,211.3 |

Also see note 6 for details of the repayment of our senior debt.

## NOTES TO THE FINANCIAL STATEMENTS (continued)

### 10. Changes in equity shareholders' (deficit) funds

| | Share capital | Share premium | Profit and loss account | Total |
|---|---|---|---|---|
| | | *(£ in millions)* | | |
| **Balance at 31 March 2003** | 0.1 | 1.0 | (125.5) | (124.4) |
| Loss for the period | - | - | (89.2) | (89.2) |
| Issue of ordinary shares | - | 304.4 | - | 304.4 |
| Currency movements [a] | - | - | (19.9) | (19.9) |
| **Balance at 30 September 2003** | 0.1 | 305.4 | (234.6) | 70.9 |

| | Share capital | Share premium | Profit and loss account | Total |
|---|---|---|---|---|
| **Balance at 30 June 2003** | 0.1 | 1.0 | (199.3) | (198.2) |
| Loss for the period | - | - | (33.4) | (33.4) |
| Issue of ordinary shares | - | 304.4 | - | 304.4 |
| Currency movements [a] | - | - | (1.9) | (1.9) |
| **Balance at 30 September 2003** | 0.1 | 305.4 | (234.6) | 70.9 |

(a) The cumulative foreign currency translation adjustment was a £57.6 million loss at 30 September 2003 (31 March 2003 - £37.7 million loss).

### 11. Related party transactions

Transaction and monitoring fees charged to the Yell Group from Apax Partners Managing Entities and affiliates of Hicks, Muse, Tate and Furst Incorporated were £12.5 million each and £12.9 million each for the three and six months ended 30 September 2003, respectively, excluding Value Added Tax.

This document comprises listing particulars relating made under section 74 of the Financial Services and Ma. registration to the Registrar of Companies in England and Wales in accordance with section ...



Application has been made to the UK Listing Authority for the Ordinary Shares of Yell Group plc issued and to be issued in connection with the Global Offer described in this document to be admitted to the Official List of the UK Listing Authority (the "Official List") and to the London Stock Exchange for such Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities ("Admission"). It is expected that Admission will become effective and unconditional dealings in the Ordinary Shares will commence at 8.00 am (London time) on 15 July 2003. Conditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange on 10 July 2003. **All dealings in the Ordinary Shares prior to the commencement of unconditional dealings will be of no effect if Admission does not take place and will be at the sole risk of the parties concerned.**

The Directors of Yell Group plc, whose names appear on page 8 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

**A discussion of certain matters that should be considered in connection with an investment in the Ordinary Shares is set out in "Risk Factors" on pages 22 to 27.**

---

# Yell Group plc

*(incorporated under the Companies Act 1985 and registered in England and Wales with registered number 4180320)*

**Global Offer of 400,000,000 Ordinary Shares of 1p each**
**at a price of 285p per Ordinary Share**
**and admission to the Official List**
**and to trading on the London Stock Exchange**

**Joint Global Co-ordinators and Joint Bookrunners**

## Merrill Lynch International      Goldman Sachs International

---

**Ordinary Share capital immediately following Admission**

| Authorised | | | Issued up to [1] | |
|---|---|---|---|---|
| Number | Amount | Ordinary Shares | Number | Amount |
| 936,320,000 | £9,363,200 | of 1p each | 694,840,733 | £6,948,407 |

[1] Assuming the exercise of 137,362 options if the Over-allotment Arrangements are exercised in full

The Company is offering 151,754,386 Ordinary Shares (the "Primary Shares"), and the Apax Partners Participating Shareholders and the Hicks Muse Participating Shareholders (together, the "Institutional Participating Shareholders"), and Yell Management Company LLC and the UK Management Selling Shareholders (together with the Institutional Participating Shareholders, the "Participating Shareholders") are making, or arranging to make, available an aggregate of 248,245,614 Ordinary Shares (the "Secondary Shares"). The Company will not receive any of the proceeds from the allotment or sale of Secondary Shares, all of which will be paid to the Participating Shareholders.

The Primary Shares and Secondary Shares to be made available pursuant to the Global Offer will, on Admission, rank *pari passu* in all respects with the existing Ordinary Shares, including for all dividends and other distributions declared, made or paid on Ordinary Shares after Admission.

This document does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, Ordinary Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful, and is not for distribution in Australia, Canada or Japan. The Ordinary Shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), or under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, the Ordinary Shares may not be offered or sold in Australia, Canada or Japan, or to or for the account or benefit of, any national, resident or citizen of Australia, Canada or Japan. The Underwriters may arrange for the offer and sale of Ordinary Shares in the United States only to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A under the Securities Act ("Rule 144A")) ("QIBs") in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

In connection with the Global Offer, Merrill Lynch International as stabilising manager, on behalf of the Underwriters, has entered into the Over-allotment Arrangements with Yell Group plc and certain of the Participating Shareholders, pursuant to which Merrill Lynch International may, following agreement with the other Joint Global Co-ordinator, acquire, or procure acquirors for, up to 60,000,000 Over-allotment Shares at the Offer Price, for the purposes of allowing Merrill Lynch International to meet over-allocations in connection with the Global Offer and to cover short positions resulting from stabilisation transactions. Any decision to acquire, or procure acquirors for, any Over-allotment Shares is expected to be taken no later than 14 August 2003. The Over-allotment Shares made available pursuant to the Over-allotment Arrangements will rank *pari passu* with the Ordinary Shares, including for all dividends and other distributions declared, made or paid on Ordinary Shares and will form a single class for all purposes with the Primary Shares, the Secondary Shares and all the other Ordinary Shares.

**In connection with the Global Offer, Merrill Lynch International, as stabilising manager, on behalf of the Underwriters and following agreement with the other Joint Global Co-ordinator, may (but will be under no obligation to) over-allot or effect transactions with a view to supporting the market price of the Ordinary Shares or any options, warrants or rights with respect to, or interests in, the Ordinary Shares, in each case at a level higher than that which might otherwise prevail in the open market for a limited period after the Offer Price is announced. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law or regulation, Merrill Lynch International does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.**

The Joint Global Co-ordinators are acting for Yell Group plc in connection with the Global Offer, the UK Management Selling Shareholders in connection with the Secondary Shares being sold by them and certain of the Participating Shareholders in connection with any Over-allotment Shares and no one else in connection with the Global Offer, and will not be responsible to anyone other than Yell Group plc, the UK Management Selling Shareholders and such Participating Shareholders for providing the protections afforded to their respective clients or for providing any advice in relation to the Global Offer.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been authorised by Yell Group plc, the Participating Shareholders or the Underwriters. Neither the delivery of this document nor any subscription or acquisition made under it shall, under any circumstances, create any implication that there has been no change in the affairs of Yell Group plc since the date of this document or that the information in it is correct as of any subsequent time.

The Ordinary Shares offered by this document have not been approved or disapproved by the US Securities and Exchange Commission (the "SEC"), any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

The distribution of this document and the offer of the Ordinary Shares in certain jurisdictions may be restricted by law. No action has been or will be taken by Yell Group plc, the Participating Shareholders or the Underwriters to permit a public offering of the Ordinary Shares or to permit the possession or distribution of this document (or any other offering or publicity materials or application form(s) relating to the Ordinary Shares) in any jurisdiction where action for that purpose may be required. Accordingly, neither this document nor any advertisement or any other offering material may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Certain Ordinary Shares are being offered hereby by the Underwriters specified herein through their respective selling agents to persons reasonably believed to be QIBs in the United States in reliance upon Rule 144A under the Securities Act or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The Ordinary Shares are not transferable except in accordance with, and the distribution of this document is subject to, the restrictions set out in Part X "Additional Information—Securities Laws".

The contents of this document should not be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice.

## Notice to New Hampshire Residents Only

**Neither the fact that a registration statement or an application for a licence has been filed under Chapter 421-B of the New Hampshire Revised Statutes ("RSA 421-B") with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of the State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State of the State of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make or cause to be made to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.**

### Available Information

For so long as any of the Ordinary Shares remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, Yell Group plc will, during any period in which it is neither subject to Section 13 or 15(d) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor exempt from reporting under the Exchange Act pursuant to Rule 12g3-2(b) thereunder, make available to any holder or beneficial owner of an Ordinary Share, or to any prospective purchaser of such restricted securities designated by such holder or beneficial owner, upon the request of such holder, beneficial owner or prospective purchaser the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act.

This document is confidential (except to the extent discussed below relating to US tax matters) and is being furnished by Yell Group plc in connection with an offering exempt from registration under the Securities Act, solely for the purpose of enabling a prospective investor to consider the acquisition of Ordinary Shares described herein. The information contained in this document has been provided by Yell Group plc and other sources identified herein. No representation or warranty, express or implied, is made by the Underwriters named herein as to the accuracy or completeness of such information, and nothing contained in this document is, or shall be relied upon as, a promise or representation by the Underwriters. Any reproduction or distribution of this document, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the Ordinary Shares offered hereby is prohibited. Each offeree of the Ordinary Shares, by accepting delivery of this document, agrees to the foregoing.

Notwithstanding anything to the contrary set forth in this document or in any other document relating to the Global Offer, except as reasonably necessary to comply with applicable securities laws, investors (and each employee, representative or other agent of any investor) may disclose to any and all persons, without limitation of any kind, the US federal income tax treatment and tax structure of the Global Offer, the securities offered thereby, and all materials of any kind (including opinions or other tax analyses) that are provided to investors relating to such tax treatment and tax structure. For this purpose "tax structure" is limited to the facts relevant to the US federal income tax treatment of the Global Offer and the securities offered thereby, and does not include information relating to the identity of the Company.

### Cautionary Note Regarding Forward-Looking Statements

This document includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding Yell Group plc's intentions, beliefs or current expectations concerning, amongst other things, Yell Group plc's results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which Yell Group plc operates.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Yell Group plc's actual results of operations, financial condition and liquidity, and the development of the industries in which Yell Group plc operates, may differ materially from those suggested by the forward-looking statements contained in this document. In addition, even if Yell Group plc's results of operations, financial condition and liquidity, and the development of the industries in which Yell Group plc operates, are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to:

- Yell Group plc's substantial leverage and its ability to meet its debt obligations;
- further changes in Yell Group plc's regulatory environment in the United Kingdom;
- Yell Group plc's ability to continue to attract new advertisers and retain existing advertisers;
- Yell Group plc's ability to compete with other classified and local advertising businesses; and
- general local and global economic conditions.

You are advised to read, in particular, the Parts of this document entitled "Risk Factors", Part I "Business", Part V "Financial Information", Part VI "Accountants' Report", Part VII "Financial Information on McLeod" and Part IX "Regulation" for a more complete discussion of the factors that could affect Yell Group plc's future performance and the industries in which it operates. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this document may not occur.

Other than in accordance with its obligations under the Listing Rules, Yell Group plc undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to Yell Group plc or to persons acting on Yell Group plc's behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this document.

### Certain Conventions and Currency and Financial Statement Presentation

References in this document to "we", "us", "our", the "Company", "Yell", the "Group" and the "Yell Group" are to Yell Group plc and, where the context requires, its consolidated subsidiaries and affiliates.

Except as otherwise indicated, these terms also refer to the Yellow Pages and Yellow Book businesses and companies acquired from BT Group plc and, after 16 April 2002, the business of McLeodUSA Media Group, Inc. ("McLeod") and, after 31 December 2002, the business of National Directory Company ("NDC") (which together are referred to throughout this document as "Yellow Book West").

Unless otherwise indicated, all references in this document to "pounds sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom and to "dollars", "$" and "US$" are to the lawful currency of the United States. Yell Group plc prepares its financial statements in pounds sterling.

Unless otherwise indicated, financial information in this document, including the financial information in Part V "Financial Information", has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). UK GAAP differs in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). See note 26 of the notes to the financial information contained in Part VI "Accountants' Report" for an explanation of these differences.

The form of the report on the pro forma financial information set out in Part VIII "Unaudited Pro Forma Balance Sheet" does not comply with auditing standards generally accepted in the United States ("US GAAS"), since US GAAS does not provide for an expression of an opinion on a review of pro forma financial information or the performance of agreed-upon procedures on specified data. To express an opinion on pro forma financial information in conformity with US GAAS would require an examination greater in scope than that performed.

Percentages in tables have been rounded and accordingly may not add up to 100%. Certain financial data have been rounded. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetic totals of such data.

Yellow Pages™, Business Pages™, Yell™ and Yell.com™ are trademarks used by the Yell Group in the United Kingdom. Yellow Book™, Yell™ and Yell.com™ are trademarks used by the Yell Group in the United States.

**Enforcement of Judgments in the United States**

Yell Group plc is a public limited company incorporated under the laws of England and Wales. The majority of the Company's Directors are citizens or residents of countries other than the United States. A substantial portion of the assets of such persons and many of the assets of the Group are located in jurisdictions outside the United States. As a result, it may not be possible for investors to effect service of process within the United States on the Company or such persons or to enforce against them judgments of US courts (whether or not predicated on the civil liability provisions of the US federal securities laws or the securities laws of any state or territory within the United States). In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in England.

Investors may also have difficulties enforcing, in original actions brought in courts in jurisdictions outside the United States, liabilities under the US securities laws.

**No Incorporation of Website Information**

The contents of the Company's or the Group's websites referred to in these listing particulars do not form part of these listing particulars.

## CONTENTS


| | | Page |
|---|---|---|
| Expected Timetable of Principal Events | | 7 |
| Global Offer Statistics | | 7 |
| Directors, Company Secretary, Registered Office and Advisers | | 8 |
| Key Information | | 9 |
| Risk Factors | | 22 |
| Part I | Business | 28 |
| Part II | Industry | 48 |
| Part III | Management | 52 |
| Part IV | Description of the Global Offer | 56 |
| Part V | Financial Information | 58 |
| Part VI | Accountants' Report | 91 |
| Part VII | Financial Information on McLeod | 140 |
| Part VIII | Unaudited Pro Forma Balance Sheet | 161 |
| Part IX | Regulation | 167 |
| Part X | Additional Information | 174 |
| Definitions | | 241 |

## EXPECTED TIMETABLE OF PRINCIPAL EVENTS

| | 2003 |
|---|---|
| Conditional dealings commence | 10 July |
| Admission and commencement of unconditional dealings | 8.00 am on 15 July |
| CREST accounts credited | 15 July |
| Despatch of definitive share certificates (where applicable) | from 15 July |

Each of the times and dates in the above timetable is subject to change upon agreement of the Company and the Joint Global Co-ordinators. References to times are to London time unless otherwise stated. Temporary documents of title will not be issued.

**It should be noted that, if Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.**

## GLOBAL OFFER STATISTICS[1]

| | |
|---|---|
| Gross proceeds to be raised by the Company in the Global Offer | £433 million |
| Offer Price (per Ordinary Share) | 285p |
| Number of Ordinary Shares to be offered | 400,000,000 |
| of which: | |
| Primary Shares | 151,754,386 |
| Secondary Shares | 248,245,614 |
| Maximum number of Over-allotment Shares subject to the Over-allotment Arrangements | 60,000,000 |
| Number of Ordinary Shares in issue following the Global Offer[2] | 694,840,733 |
| Percentage of enlarged issued share capital being offered[3] | 57.6 |
| Market capitalisation of the Company[3] | £1,980 million |
| Net proceeds of the Global Offer receivable by the Company[4] | £403 million |
| Proceeds of the Global Offer receivable by the Participating Shareholders[3][5] | £686 million |

(1) Assumes that all of the actions set out in paragraph 2.3 of Part X "Additional Information" are completed in full.

(2) Assumes that (a) no shares have been issued under any of the New Schemes described in paragraph 7.2 of Part X "Additional Information" and (b) the Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements and the exercise of up to 137,362 options pursuant to the Over-allotment Arrangements.

(3) Assumes that no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements.

(4) The net proceeds receivable by the Company are stated after deduction of the underwriting commissions and expenses of the Global Offer payable by the Company, which are expected to be approximately £30 million. The Company will not receive any of the net proceeds from the offering of the Secondary Shares in the Global Offer.

(5) The proceeds receivable by the Participating Shareholders are stated after deduction of the maximum amount of commissions payable under the Underwriting Agreement but before any deduction for tax.

## DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

**Directors**

| | |
|---|---|
| Robert Avisson Scott | Chairman (non-executive) |
| John Condron | Chief Executive Officer (executive) |
| John Gordon Davis | Chief Financial Officer (executive) |
| Charles Gordon Carey | Director (non-executive) |
| John Bernard Coghlan | Director (non-executive) |
| Joachim Eberhardt | Director (non-executive) |
| Lyndon Lea | Director (non-executive) |
| Lord Charles David Powell of Bayswater | Director (non-executive) |

| | |
|---|---|
| **Company Secretary** | John Gordon Davis |
| **Registered and Head Office** | Queens Walk<br>Oxford Road<br>Reading<br>Berkshire RG1 7PT |
| **Joint Global Co-ordinators, Joint Bookrunners and Underwriters** | Merrill Lynch International<br>2 King Edward Street<br>London EC1A 1HQ<br><br>Goldman Sachs International<br>Peterborough Court<br>133 Fleet Street<br>London EC4A 2BB |
| **Sponsor for Listing** | Merrill Lynch International<br>2 King Edward Street<br>London EC1A 1HQ |
| **English and US Legal Advisers to the Company** | Weil, Gotshal & Manges<br>One South Place<br>London EC2M 2WG |
| **English Legal Advisers to the Joint Global Co-ordinators, Joint Bookrunners and Underwriters** | Freshfields Bruckhaus Deringer<br>65 Fleet Street<br>London EC4Y 1HS |
| **US Legal Advisers to the Joint Global Co-ordinators, Joint Bookrunners and Underwriters** | Shearman & Sterling (London) LLP<br>Broadgate West<br>9 Appold Street<br>London EC2A 2AP |
| **Auditors and Reporting Accountants** | PricewaterhouseCoopers LLP<br>1 Embankment Place<br>London WC2N 6RH |
| **Registrar** | Lloyds TSB Registrars<br>The Causeway<br>Worthing<br>West Sussex BN99 6DA |

## KEY INFORMATION

The following information is extracted from, and should be read in conjunction with, the full text of this document. **Prospective investors should read the whole of this document and not rely solely on the following summarised information.**

### Introduction

Yell is a leading international directories business that includes the Yellow Pages and Business Pages directories in the United Kingdom and the Yellow Book directories in the United States, as well as Yell.com, Yellowbook.com and Yellow Pages 118 24 7 (formerly Talking Pages).

We are the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider (not affiliated with a US telephone service provider) of classified directory advertising in the United States. We seek to generate business leads for our advertisers by connecting buyers and sellers through an integrated portfolio of simple-to-use, cost-effective advertising solutions, including printed, telephone-based and online directories. Approximately 96% of our revenues during our 2003 financial year were derived from selling advertising in printed classified directories to our advertisers, which are principally small and medium-sized businesses.

During the 2003 financial year, we published a total of 619 directories in the United Kingdom and the United States and distributed approximately 92 million copies of our directories containing approximately 3.6 million advertisements on behalf of over 814,000 unique advertisers.

We believe that our advertisers value the effectiveness and low cost of advertising in our directories relative to many other forms of advertising, our broad distribution to potential buyers of our advertisers' products and services and the quality of our client service and support. During our 2003 financial year, we provided services to advertisers across a diverse range of industry sectors and achieved annual retention rates for our printed directories of approximately 78% in the United Kingdom and approximately 70% in the United States.

Our activities are organised into the following areas:

- *UK printed directories.* In the United Kingdom, we are the largest classified directory publisher with approximately 27.8 million copies of the Yellow Pages directories distributed during our 2003 financial year, with an average of approximately 101 million directory uses each month. We published 88 regional Yellow Pages directories throughout substantially the whole of the United Kingdom, which together contained approximately 1,037,000 advertisements on behalf of approximately 448,000 unique advertisers during the same period. We also published six Business Pages directories, which are targeted at the business-to-business market and which together contained approximately 19,100 advertisements on behalf of approximately 13,500 unique advertisers during our 2003 financial year. Our UK printed directories business contributed 51.5% of Group turnover during the 2003 financial year. Yellow Pages directories, excluding Business Pages, are delivered mainly to consumers and form part of our UK printed directories business. They are the only part of our business that is subject to specific price and other regulatory controls. See Part IX "Regulation".

- *US printed directories.* In the United States, through our publication of the Yellow Book East and Yellow Book West directories, we are the leading independent publisher of classified directory advertising and the fifth-largest overall publisher of classified directories based on combined Yellow Book East and Yellow Book West turnover for the 2003 financial year. We served approximately 525 markets in 40 states and Washington, DC during the same period. Yellow Book East published 252 directories during our 2003 financial year, which together contained approximately 1,400,000 advertisements. During the 2003 financial year, Yellow Book West published 273 directories, which together contained approximately 1,139,000 advertisements.

- ***Other products and services.*** Our other products and services, which contributed 3.7% of our Group turnover during the 2003 financial year, principally include:

  - *Online services.* Yell.com, our online products and service business, is the United Kingdom's leading online classified directory service; it offers comprehensive directory services and provides access to a database of approximately 1.7 million businesses. Users can also access our services on iDTV and through SMS messaging over mobile phones. Advertisers can buy web links, template websites (including design and hosting), other online advertising products and services and domain names. We also offer online directory services in the United States through our Yellowbook.com site.

  - *Yellow Pages 118 24 7.* Yellow Pages 118 24 7 (formerly Talking Pages) is our 24-hour, telephone-based, operator-assisted service that provides up-to-date information throughout the United Kingdom on businesses and services through a single telephone number. Yellow Pages 118 24 7 had approximately 27,500 paying advertisers as at 31 March 2003.

### Industry Overview

The following are important characteristics of the classified directories business:

- ***Classified directories are a widely used and highly effective form of advertising.*** Classified directories are simple to use, and are frequently used by a wide variety of consumers and businesses to search for a broad range of products and services. Because most directory users have already made a decision to purchase, or at least are seriously considering purchasing, a product or service when they use a directory, we believe that classified directory advertising frequently has a higher probability of leading to a purchase than other traditional forms of advertising such as direct mail, telemarketing and television, and thus represents a cost-effective solution for advertisers.

- ***Virtuous circle model.*** A key characteristic of the classified directories business is the "virtuous circle" model. In this model, the greater the number of advertisers that advertise in a directory, the more useful it becomes to users. Users refer to the directory more frequently in their search for a supplier, which in turn provides more leads, and therefore better value, to advertisers, who are thus encouraged to pay for more advertising. Publishers facilitate this process by promoting the use of directories, and brand reputation grows as a result, which in turn contributes to increased usage and advertising.

- ***Valuable form of advertising for small and medium-sized businesses.*** Given the effectiveness and "value for money" of classified directory advertising compared to other forms of advertising, we believe that a large number of small and medium-sized businesses view classified directory advertising as a very valuable form of advertising which forms a significant part of their marketing budget.

- ***High start-up costs.*** New entrants require significant investment to obtain up-to-date databases, recruit and train a sales force, build brand recognition, acquire an advertiser base sufficiently large to justify directory use, and acquire and operate the necessary infrastructure before they can viably offer a large-scale service.

- ***Strong financial characteristics and resilience in an economic downturn.*** Given the characteristics described above, once successfully established, classified directories businesses, including Yell's, have historically been characterised by strong cash flow generation, relatively low ongoing capital expenditure requirements after business start-up and a relatively stable advertiser base. In addition, given the importance of classified directory advertising to a broad and relatively stable base of small and medium-sized businesses and the low exposure of classified directory advertising to cyclical advertising, such as offers for employment, automotive sales and property sales, we believe that the classified directories business is more resilient to economic downturns than other forms of advertising.

We believe that the following industry trends are important in evaluating Yell's growth potential:

- ***Continued growth potential in the United Kingdom.*** The UK directories sector has experienced continuous growth during the past 10 years. We believe that the sector will continue to grow and that this growth will be driven primarily by increased volumes. Turnover growth in the sector is expected to be achieved as penetration amongst the potential advertiser base of small and medium-sized businesses increases, as existing advertisers increase their advertising spend on additional or larger advertisements, and as the result of the introduction of new product offerings.

- ***High growth rates of independent yellow pages directories in the United States.*** The US independent yellow pages business is the fastest-growing segment of the overall US yellow pages sector, which is the largest yellow pages sector in the world. According to industry sources, US independent yellow pages revenues grew from $1.0 billion in 1998 (representing an 8% share of the overall US yellow pages sector) to $2.0 billion in 2002 (representing a 14% share of the overall US yellow pages sector). According to industry forecasts, the size of the US independent yellow pages sector is estimated to grow to $4.4 billion in 2007 (representing a 29% share of an estimated $15.0 billion overall US yellow pages sector).

- ***Expanded revenue opportunities through advances in technology.*** Most participants in the classified directories industry have expanded beyond their traditional printed directories business and are delivering directory content and services through a broader range of media, including fixed and mobile internet and voice telephony. We expect that this trend will continue and that the directories market will grow as new media forms are introduced and improved, and as users become more familiar with these new technologies.

- ***Increased opportunities for consolidation.*** We believe that the directories sector generally is fragmented in nature. For example, industry sources estimate that in the United States there were 230 yellow pages publishers in 2002. Further, there are telecommunications companies in Europe and the United States that have recently divested their classified directories businesses. As a result, we believe there is potential for further consolidation in the industry, notwithstanding the additional buyers pursuing acquisitions in this industry.

For a more detailed description of our industry, see Part II "Industry", and for a more detailed description of our competitive environment, see Part I "Business—Competition".

## Company Strengths

We believe we have a number of strengths, including the following:

- Leading position in the United Kingdom.

- Leading position in the rapidly growing US independent yellow pages sector.

- Extensive advertiser base and proven track record of advertiser retention.

- High brand recognition.

- Proven ability to attract new advertisers.

- Channel-neutral product portfolio: ability to deliver directory advertising across multiple channels.

- Commitment to world-class operational performance.

- Strong financial base (including highly visible revenues, flexible cost base and strong cash-flow generation) and proven track record of growth.

- Proven track record of making and integrating acquisitions.

- Proven management team.

### Strategy

Our overall strategic objectives are to grow our advertiser base, increase the yield from our existing advertiser base, maximise our margins, expand the range of channels we offer to connect buyers and sellers, and expand the geographic markets in which we operate. We will follow different programmes and initiatives in the two geographic markets in which we currently operate.

- In the United Kingdom, our strategy is focused on growing turnover by retaining our existing advertisers, acquiring new advertisers and increasing our yield per advertiser.
- In the United States, our strategy is focused on expanding our advertiser base, increasing both the yield per advertiser and the yield per directory, and increasing our margins.
- In both markets we will continue to develop online services and additional new, revenue-generating platforms.
- We will continue to grow our core business through selective geographic expansion in the United States and Europe.

### Summary Financial Information

*The Yell Group financial information presented and discussed below should be read in conjunction with our audited historical combined/consolidated financial information and the notes explaining that financial information in Part VI "Accountants' Report". The McLeod financial information presented and discussed below should be read in conjunction with the McLeod historical financial information and the notes explaining that financial information in Part VII "Financial Information on McLeod". The unaudited pro forma balance sheet information presented and discussed below should be read in conjunction with the unaudited pro forma balance sheet and the notes explaining the balance sheet in Part VIII "Unaudited Pro Forma Balance Sheet".*

### Basis of Presentation of Financial Information

We have operated as an independent group since 22 June 2001, the date the businesses and companies comprising the Yell Group were purchased from BT.

The Yell Group historical combined financial information presented and discussed below for the year ended 31 March 2001 represents an aggregation of the financial information of the Yellow Pages and related operations in the United Kingdom and the Yellow Book operations in the United States, whilst they were still part of BT.

The Yell Group historical combined and consolidated financial information presented and discussed below for the year ended 31 March 2002 represents an aggregation of (a) the combined financial information for the period from 1 April to 22 June 2001, and (b) the consolidated financial information for Yell Group Limited (subsequently Yell Group plc) and its subsidiaries for the period after the purchase from 22 June 2001 to 31 March 2002.

The Yell Group historical consolidated financial information presented and discussed below for the year ended 31 March 2003 is the consolidated financial information for Yell Group plc (formerly Yell Group Limited) and its subsidiaries for that period. See the basis of preparation of the financial information described in note 1 of the notes to the financial information contained in Part VI "Accountants' Report".

We also set out below (a) selected historical financial information for McLeod whose financial years ended on 31 December each year, and (b) selected unaudited pro forma balance sheet information, prepared to show the effect on the balance sheet of the Group as if the Global Offer and borrowings under the New Bank Facility had occurred at 31 March 2003. We acquired McLeod on 16 April 2002 and NDC on 31 December 2002, and their results are not included in the Yell Group results before their respective dates of acquisition, unless otherwise indicated.

### Selected Yell Group Financial Information

The table below sets out selected historical combined/consolidated financial information for the Yell Group for the periods indicated. This information has been prepared as described above and has been extracted without material adjustment from Part VI "Accountants' Report". Investors should read this document as a whole and not rely solely on this selected or summarised information.

Unless otherwise noted, the Yell Group historical combined and consolidated financial information presented and discussed below has been prepared in accordance with UK GAAP. UK GAAP differs in certain important respects from US GAAP. For a description of these differences, and a reconciliation to some of the US GAAP financial information presented below, see note 26 of the notes to the financial information contained in Part VI "Accountants' Report".

| | Year ended or at 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | (in £ million) | | |
| *UK GAAP* | | | |
| **Combined and Consolidated Profit and Loss Information** | | | |
| Group turnover | 774.3 | 865.4 | 1,114.0 |
| Cost of sales | (316.0) | (387.0) | (509.9) |
| Gross profit | 458.3 | 478.4 | 604.1 |
| Distribution and administrative costs | (270.8) | (326.8) | (420.7) |
| Group operating profit | 187.5 | 151.6 | 183.4 |
| Net interest payable | (24.5) | (164.4) | (236.6) |
| Profit (loss) on ordinary activities before taxation | 163.0 | (12.8) | (53.2) |
| Tax (charge) credit on profit (loss) on ordinary activities | (60.3) | (18.6) | 12.6 |
| Profit (loss) for the financial year | 102.7 | (31.4) | (40.6) |
| EBITDA[1] | 222.6 | 242.5 | 304.3 |
| Adjusted EBITDA[2] | 234.2 | 245.5 | 323.0 |
| **Combined and Consolidated Balance Sheet Information** | | | |
| Intangible fixed assets | 429.3 | 1,640.5 | 1,824.1 |
| Tangible fixed assets and investment | 44.6 | 32.1 | 49.0 |
| Current assets | 390.4 | 528.4 | 637.3 |
| Total assets | 864.3 | 2,201.0 | 2,510.4 |
| Creditors: amounts falling due within one year | | | |
| Loans and other borrowings | (97.2) | (53.4) | (112.8) |
| Other creditors | (133.0) | (146.7) | (235.9) |
| Net current assets | 160.2 | 328.3 | 288.6 |
| Total assets less current liabilities | 634.1 | 2,000.9 | 2,161.7 |
| Creditors: amounts falling due after more than one year | | | |
| Loans and other borrowings | (221.8) | (2,050.7) | (2,286.0) |
| Other creditors | (18.0) | — | — |
| Net assets (liabilities)/equity shareholders' funds (deficit) | 394.3 | (49.8) | (124.3) |
| **Other Financial Information** | | | |
| Depreciation and amortisation | (35.1) | (90.9) | (120.9) |
| Capital expenditure[3] | (23.1) | (25.5) | (16.0) |
| Net cash inflow from operating activities | 194.1 | 196.3 | 309.1 |
| *US GAAP* | | | |
| **Combined and Consolidated Profit and Loss Information** | | | |
| Net income (loss) | 84.8 | (166.1) | (79.1) |
| Adjusted net income (loss)[4] | 159.9 | (108.9) | (79.1) |
| **Combined and Consolidated Balance Sheet Information** | | | |
| Total assets | 789.0 | 2,361.6 | 2,647.5 |
| Total shareholders' equity (deficit) | 319.0 | (150.6) | (295.6) |
| **Other Financial Information** | | | |
| Net cash provided by operating activities | 176.5 | 17.7 | 143.8 |
| Net cash used in investing activities | (72.0) | (1,583.9) | (486.9) |
| Net cash (used in) provided by financing activities | (84.7) | 1,641.6 | 273.9 |

(1) EBITDA comprises total Group operating profit before depreciation and amortisation, both being non-cash items. EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group's cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in these listing particulars to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See the reconciliation of Group operating profit to EBITDA in Part V "Financial Information—Yell Group Operating and Financial Review and Prospects", and the reconciliation of operating profit to net cash inflow from operating activities in Part VI "Accountants' Report".

(2) Adjusted EBITDA excludes one-off items comprising £15.0 million of expenses incurred in connection with our decision not to proceed with the initial public offering in July 2002, the non-recurring restructuring charges of £3.7 million as part of the integration of our McLeod organisation in the United States in the 12 months ended 31 March 2003, and the non-recurring expenses of a terminated management incentive plan of £3.0 million in the 12 months ended 31 March 2002 and £11.6 million in the 12 months ended 31 March 2001.

(3) Capital expenditure represents cash expenditure on tangible fixed assets, which in the year ended 31 March 2002 includes £11.7 million in payments to BT relating to the transfer of a car fleet to the Group.

(4) Effective 1 April 2002, the Group prospectively adopted SFAS 142 for US GAAP reporting purposes, which eliminated the requirement to amortise goodwill. Adjusted net income (loss) presents the prior periods' net income (loss) after eliminating the effect of goodwill amortisation from 1 April 2000.

## Selected McLeod Group Financial Information

The table below sets out selected financial information for McLeod on a consolidated basis for each of the two years ended 31 December 2000 and 2001. This information has been extracted without material adjustment from Part VII "Financial Information on McLeod". Investors should read this document as a whole and not rely solely on this selected or summarised information.

Unless otherwise indicated, the selected historical consolidated financial information presented and discussed below has been prepared in accordance with US GAAP. Yell Group acquired McLeod on 16 April 2002. McLeod was a wholly owned subsidiary of McLeodUSA Incorporated ("MCLD"), which filed a pre-negotiated plan of reorganisation through a chapter 11 bankruptcy petition in the United States Bankruptcy Court for the District of Delaware in January 2002. The chapter 11 proceeding included only the parent company, MCLD. None of the parent company's operating subsidiaries, which at that time included McLeod, was part of the bankruptcy proceeding.

A reconciliation between US GAAP and UK GAAP has been prepared for the consolidated statement of operations and balance sheet information for the year ended and at 31 December 2001, and for consolidated profit attributable to shareholders and shareholders' funds for the year ended 31 December 2000. This information has been extracted without material adjustment from the unaudited summary of differences between US GAAP and UK GAAP for the two years ended and at 31 December 2001, and is included in Part VII "Financial Information on McLeod". Amongst other differences, "cost of sales" as presented below in accordance with US GAAP is calculated differently from that under UK GAAP. Under US GAAP, "cost of sales" includes distribution costs but excludes the costs of selling advertisements and bad debt expense, whilst the reverse is true under UK GAAP. Accordingly, an analysis of cost of sales and other amounts for McLeod may not be comparable to Yell. A fuller description of the differences between US GAAP and UK GAAP so far as the McLeod financial information is concerned is also included in Part VII "Financial Information on McLeod".

| | Year ended or at 31 December | | |
|---|---|---|---|
| | 2000 | 2001 | *2001*[1] |
| | *(in $ millions)* | | *(in £ millions)* |
| *US GAAP* | | | |
| **Consolidated Statement of Operations Information** | | | |
| Revenues, net | 253.9 | 298.4 | *210.1* |
| Cost of sales | (88.8) | (107.1) | *(75.4)* |
| Gross profit | 165.1 | 191.3 | *134.7* |
| Selling, general and administrative expenses | (112.0) | (120.7) | *(85.0)* |
| Depreciation and amortisation | (32.3) | (35.8) | *(25.2)* |
| Provision for bad debts | (13.0) | (15.8) | *(11.1)* |
| Management fees, MCLD | (6.0) | (7.0) | *(4.9)* |
| Operating income | 1.8 | 12.0 | *8.5* |
| Interest expense, MCLD | (25.8) | (36.2) | *(25.6)* |
| Other interest income and other, net | 0.6 | — | — |
| Loss before income taxes | (23.4) | (24.2) | *(17.1)* |
| Provision for income taxes | (0.1) | (0.2) | *(0.1)* |
| Net loss | (23.5) | (24.4) | *(17.2)* |
| **Consolidated Balance Sheet Information** | | | |
| Current assets | 110.9 | 128.7 | *90.6* |
| Property and equipment, net | 35.4 | 36.3 | *25.6* |
| Intangible assets, net | 320.3 | 316.1 | *222.6* |
| Total assets | 466.6 | 481.1 | *338.8* |
| Current liabilities | (56.5) | (43.2) | *(30.4)* |
| Payable to MCLD and its affiliates, net | (507.6) | (561.1) | *(395.2)* |
| Other long-term liabilities | (2.9) | (1.6) | *(1.1)* |
| Total liabilities | (567.0) | (605.9) | *(426.7)* |
| Stockholders' deficit | (100.4) | (124.8) | *(87.9)* |

| | Year ended or at 31 December | | |
|---|---|---|---|
| | 2000 | 2001 | *2001*[1] |
| | *(in $ millions)* | | *(in £ millions)* |
| **Other Financial Information** | | | |
| Net cash used in operating activities | (4.3) | (19.1) | *(13.5)* |
| Net cash used in investing activities | (70.7) | (33.7) | *(23.7)* |
| Net cash provided by financing activities | 71.0 | 52.6 | *37.0* |
| *UK GAAP* | | | |
| **Unaudited Consolidated Profit and Loss Information** | | | |
| Turnover | | 298.4 | *210.1* |
| Cost of sales | | (187.6) | *(132.1)* |
| Gross profit | | 110.8 | *78.0* |
| Distribution costs | | (13.4) | *(9.4)* |
| Administrative expenses, excluding management fee | | (76.4) | *(53.8)* |
| Management fees, MCLD | | (43.2) | *(30.4)* |
| Operating loss | | (22.2) | *(15.6)* |
| Net interest receivable and similar income | | 0.1 | *0.1* |
| Loss on ordinary activities before taxation | | (22.1) | *(15.5)* |
| Tax on loss on ordinary activities | | (0.2) | *(0.1)* |
| Loss for the financial year | (20.2) | (22.3) | *(15.6)* |
| **Unaudited Consolidated Balance Sheet Information** | | | |
| Total assets | | 495.3 | *348.8* |
| Equity shareholders' deficit | (88.3) | (110.6) | *(77.9)* |

(1) Translated for convenience purposes only into pounds sterling at an exchange rate of US$1.42 = £1.00 which was the approximate exchange rate in effect on 1 April 2002 when the financial statements were originally prepared. For information on current exchange rates, see paragraph 25 of Part X "Additional Information—Exchange Rate Information".

### Selected Unaudited Pro Forma Balance Sheet Information

The table below sets out selected UK GAAP unaudited pro forma balance sheet information for the Yell Group as at 31 March 2003. No account has been taken of trading results, interest charges or other transactions since 31 March 2003. This information has been extracted without material adjustment from Part VIII "Unaudited Pro Forma Balance Sheet". Investors should read this document as a whole and not rely on this selected or summarised financial information.

The unaudited pro forma balance sheet has been prepared to show the effect on the balance sheet of the Group as if the Global Offer and borrowings under the New Bank Facility had occurred at 31 March 2003 (for further information on the New Bank Facility, see paragraph 11.1 of Part X "Additional Information—Material Contracts—New Bank Facility"). The pro forma balance sheet has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Yell Group had the Global Offer occurred on the date assumed or the financial position of the Yell Group at any future date.

| | At 31 March 2003 |
|---|---|
| | *(in £ millions)* |
| **Unaudited Pro Forma Balance Sheet Information** | |
| Intangible fixed assets | 1,824.1 |
| Tangible fixed assets and investment | 49.0 |
| Current assets | 637.3 |
| Total assets | 2,510.4 |
| Creditors: amounts falling due within one year | (294.6) |
| Net current assets | 342.7 |
| Total assets less current liabilities | 2,215.8 |
| Creditors: amounts falling due after more than one year | (1,312.4) |
| Net assets/equity shareholders' funds | 903.4 |

### Selected Unaudited Yell Group Operational Information

The table below sets out selected unaudited operational data for the Yell Group for the periods indicated.

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| **Yell Group Operational Information** | | | |
| *UK information* | | | |
| Directory editions published[1] | 84 | 89 | 94 |
| Directories advertisers[2] (thousands) | 654 | 678 | 796 |
| Total advertisements[3] (thousands) | 861 | 898 | 1,056 |
| Unique advertisers[4] (thousands) | 418 | 438 | 451 |
| Turnover per unique advertiser (pounds) | 1,239 | 1,234 | 1,272 |
| Unique advertiser retention rate[5] (%) | 83 | 80 | 78 |
| Copies distributed (millions) | 28.9 | 29.1 | 29.1 |
| *US information[6]* | | | |
| Directory editions published | 306 | 272 | 525 |
| Directories advertisers[2][7] (thousands) | 251 | 246 | 528 |
| Total advertisements[3][7] (thousands) | 1,157 | 1,224 | 2,539 |
| Unique advertisers[4][8] (thousands) | 152 | 166 | 363 |
| Turnover per unique advertiser[8][9] (dollars) | 2,145 | 2,450 | 2,135 |
| Unique advertiser retention rate (Yellow Book East)[5][7] (%) | 74 | 70 | 70 |
| Copies distributed (millions)[7] | 22.1 | 26.8 | 62.9 |
| *Other UK products and services* | | | |
| Yell.com page impressions for March (millions) | 16 | 33 | 39 |
| Yell.com searchable advertisers as at 31 March[10] | 65,220 | 55,810 | 74,680 |
| Yell.com unique visitors for March (millions)[11] | n/a | n/a | 4.4 |

(1) Number of Yellow Pages and Business Pages directory editions that have been recognised for revenue purposes.

(2) Number of businesses advertising in individual directories that were billed during the period. No adjustment is made for businesses advertising in two or more directories.

(3) In the United Kingdom, this measures the number of billed advertisements accounted for in the period. In the United States, this measures total advertisements published, both revenue and non-revenue generating. In the United Kingdom, this number is not comparable with previous years' reported figures due to an improvement in our systems that now allows us to count separately advertisements in our rescoped directories. Previously, advertisements from existing advertisers in rescoped directories were counted only once. The figure for total advertisements in the United Kingdom in the 2003 financial year on a like-for-like basis would have been 979,100.

(4) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(5) The proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high. In 2003, we further improved our systems and methodology for determining retention rates in the United Kingdom. Although we have not restated the rates disclosed for the prior periods, we believe that had we continued using the previous methodology the retention rate for the 2003 financial year would have been at a similar level to the rate disclosed for the prior financial year. In the United States, this measure is based on unique advertisers for Yellow Book East only for all years. We are not able to provide retention figures for Yellow Book West on the same basis as Yellow Book East and therefore have not presented a combined figure. However, based on the same methodology used in previous reporting, Yellow Book West retention for the 2003 financial year was 73%.

(6) We have made considerable progress towards operating a single customer database platform in the United States and have begun integrating our customer results for Yellow Book East and Yellow Book West. Key operational information for US printed directories for the 12 months ended 31 March 2001 and 31 March 2002 is for Yellow Book East only. Unless otherwise noted, information for 2003 includes McLeod data for the full financial year and NDC data from the date of acquisition.

(7) This excludes NDC.

(8) As a result of the progress in the United States towards integrating our customer database, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers across quarterly accounting periods and in multi-market directories, particularly but not exclusively in Yellow Book West. We have not restated prior year Yellow Book East figures, and comparisons with previous periods are not therefore valid. There is still, however, some overlap in reporting unique advertisers between Yellow Book East and Yellow Book West that we anticipate removing in our 2004 financial year, and there may be further elimination of duplication in our Yellow Book West accounts in the same period. These improvements have not affected the reporting of our financial results.

(9) US turnover per unique advertiser is based on turnover reported for the period (since acquisition in the case of McLeod and NDC) and on unique advertisers for the periods described in note 6 above. The reduction in turnover per unique advertiser from the previous periods is due to the inclusion of McLeod and NDC.

(10) Unique customers with a live contract at month end. The figure for March 2001 shows 'total paying advertisers'. Figures for March 2002 onwards refer to searchable advertisers only, i.e. advertisers who can be searched for by users on Yell.com. It excludes advertisers who purchase such products as banners and domain names. The 'total paying advertisers' figure for March 2002 was 81,530 and for March 2003 was 93,580 on the same basis as reported previously.

(11) The number of Yell.com unique visitors for the financial years ended 31 March 2001 and 2002 is not available.

### Current Trading and Prospects

Since 31 March 2003, trading has developed favourably and in line with our expectations.

In the United Kingdom, based on directories published in the current financial year and information regarding sales canvasses closed, our UK printed directories have experienced volume growth in our sales of advertising. As expected, following the higher incremental growth in the 2003 financial year from the roll-out of colour advertising, our growth rate is now returning towards the levels experienced prior to 2003. Our prices have continued to decline pursuant to the regulatory undertakings, which affect all Yellow Pages directories published in the United Kingdom in the current period. However, notwithstanding the regulatory undertakings, we are currently experiencing an increase in turnover as compared to the same period in the prior year.

In the United States, we have also continued to grow turnover on a US-dollar basis during the current financial year. We have seen a favourable effect on profit margins in our US business as we have adopted our strategy of developing directories that we have launched in prior years. Based on directories published to date and sales canvasses closed, we have continued to experience same-market growth. The integration of Yellow Book West into our US operations and the transfer of best practices within Yellow Book is beginning to have a positive effect on sales growth.

The depreciation of the US dollar against the pound sterling has a negative effect on the reported results of our US operations when translated into pounds sterling. However, this negative effect is to some extent mitigated by the positive effect on our US dollar-denominated interest charges.

We are confident about the prospects for the Group for the current financial year.

## The Global Offer

The Company is offering 151,754,386 Primary Shares and acquirors for 248,245,614 Secondary Shares are being sought under the Global Offer. The Ordinary Shares that are the subject of the Global Offer have been fully underwritten by the Underwriters in accordance with the terms of the Underwriting Agreement. See paragraph 12 of Part X "Additional Information—Underwriting Arrangements". In addition, in connection with the Global Offer, Merrill Lynch International, as stabilising manager, on behalf of the Underwriters, has entered into the Over-allotment Arrangements with Yell and certain of the Participating Shareholders, pursuant to which Merrill Lynch International may, following agreement with the other Joint Global Co-ordinator, acquire, or procure acquirors for, up to 60,000,000 Over-allotment Shares at the Offer Price (less commissions), for the purposes of allowing Merrill Lynch International to meet over-allocations in connection with the Global Offer and to cover short positions resulting from stabilisation transactions.

Under the Global Offer, Primary Shares and Secondary Shares will be made available to certain institutional investors outside the United States and to QIBs in the United States.

All Ordinary Shares offered pursuant to the Global Offer will be offered at the Offer Price.

Admission is expected to take place, and unconditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange, at 8.00 am (London time) on 15 July 2003. Prior to that time, it is expected that dealings in the Ordinary Shares will commence on a conditional basis on the London Stock Exchange at 8.00 am (London time) on 10 July 2003, and that the earliest date of settlement of such dealings will be 15 July 2003. These times and dates may be changed.

Settlement and payment for Ordinary Shares in the Global Offer will take place in CREST.

## Controlling Shareholders

The Hicks Muse Participating Shareholders following Admission will be, collectively, the beneficial owners of 133,085,389 Ordinary Shares (105,153,071 if the maximum number of Over-allotment Shares is acquired pursuant to the Over-allotment Arrangements), representing approximately 19.2% of the issued share capital of the Company (15.1% if the maximum number of Over-allotment Shares is acquired pursuant to the Over-allotment Arrangements), and the Apax Partners Participating Shareholders following Admission will be, collectively, the beneficial owners of 133,085,389 Ordinary Shares (105,153,071 if the maximum number of Over-allotment Shares is acquired pursuant to the Over-allotment Arrangements), representing approximately 19.2% of the issued share capital of the Company (15.1% if the maximum number of Over-allotment Shares is acquired pursuant to the Over-allotment Arrangements).

In accordance with the Listing Rules, on Admission the Company is satisfied that it is capable of carrying out its business independently of the Hicks Muse Participating Shareholders and the Apax Partners Participating Shareholders, and that all transactions and relationships between the Company and the Hicks Muse Participating Shareholders and/or the Apax Partners Participating Shareholders are, and will be, at arm's length and on a normal commercial basis.

The Company and each of the Institutional Participating Shareholders have entered into a Shareholders Agreement pursuant to which the Company has agreed, amongst other things, to grant each of the Hicks Muse Participating Shareholders and the Apax Participating Shareholders certain information rights that are summarised in paragraph 11.21 of Part X "Additional Information—Material Contracts—Restructuring Agreements". This Agreement takes effect on Admission and will replace all previous arrangements between each of the Institutional Participating Shareholders and the Company that will terminate at that time; see paragraph 11.21 of Part X "Additional Information—Material Contracts—Restructuring Agreements" and more particularly sub-paragraphs (a) "Deed of Termination" and (d) "Fourth Share Exchange Agreement".

## Lock-up Arrangements

The Company has undertaken, amongst other things, to each of the Underwriters that, during a period of 180 days from Admission, it will not, without the prior written consent of any one of the Joint Global Co-ordinators (such consent not to be unreasonably withheld or delayed), directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any Ordinary Shares or any securities convertible into or exchangeable or exercisable for Ordinary Shares, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Ordinary Shares, whether any such swap transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, save in respect of Ordinary Shares issued (a) pursuant to the Global Offer, (b) pursuant to the Over-allotment Arrangements, or (c) pursuant to the exercise of options under share option schemes in existence on the date of Admission and/or described in this document.

Each of the Participating Shareholders (other than the Institutional Participating Shareholders) and the Non-Executive Directors has undertaken to the Underwriters that, during a period of 365 days from the date of Admission, it/he will not, without the prior written consent of the Joint Global Co-ordinators (such consent not to be unreasonably withheld or delayed), directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of the Ordinary Shares or any securities convertible into or exchangeable or exercisable for Ordinary Shares, whether now owned or hereafter acquired by it/him or with respect to which it/he has or acquires after the date of the Underwriting Agreement the power of disposition, or request or demand that the Company file any registration statement under the Securities Act, with respect to any of the foregoing, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Ordinary Shares, whether any such swap transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, save that the above restrictions shall not apply in respect of any Ordinary Shares which form part of the Global Offer or are the subject of the Over-allotment Arrangements and shall not prohibit any such Participating Shareholder or Non-Executive Director (a) from accepting a general offer made to all the holders of issued and allotted Ordinary Shares for the time being (other than Ordinary Shares held or contracted to be acquired by the offeror or its associates within the meaning of section 430E of the Act) made in accordance with the City Code on Takeovers and Mergers on terms that treat all such holders alike, (b) from executing and delivering an irrevocable commitment or undertaking to accept a general offer as is referred to in sub-paragraph (a) above, (c) from selling or otherwise disposing of Ordinary Shares pursuant to any offer by the Company to purchase its own shares that is made on identical terms to all holders of Ordinary Shares in the Company, (d) from transferring or disposing of Ordinary Shares pursuant to a compromise or arrangement between the Company and its creditors or any class of them or between the Company and its members or any class of them that is agreed to by the creditors or members and sanctioned by the Court under sections 425-427A of the Act, (e) from exercising rights to acquire Ordinary Shares pursuant to or in connection with any employee benefit arrangements, including employee share option plans, (f) (subject to certain provisos in the Underwriting Agreement) from transferring or disposing of Ordinary Shares in the case of an individual by way of gift to any person or persons acting in his or their capacity as trustee or trustees of a trust of which such individual is the settlor or to any person who is the spouse, a sibling, a parent, a grandchild or a child of such individual provided that such transferee, before registration of any such transfer, executes an undertaking in a form reasonably satisfactory to the Joint Global Co-ordinators in relation to such Ordinary Shares agreeing to be bound by the same restrictions described in this paragraph, (g) from taking up any rights granted in respect of a rights issue or other pre-emptive share offering by the Company, (h) in the case of Yell Management Company LLC only, from transferring or disposing of Ordinary Shares to members of Yell Management Company LLC provided that such member, before registration of any such transfer, executes an undertaking in a form reasonably satisfactory to the Joint Global Co-ordinators in relation to such Ordinary Shares agreeing to be bound by the same restrictions described in this paragraph, or (i) in the case of Mourant & Co. Trustees Limited (but only in its capacity as trustee of the Yell Employee Benefit Trust and not in any other capacity), from transferring or disposing of Ordinary Shares to the beneficial owner of such Ordinary Shares provided that such transferee, before registration of any such transfer, executes an undertaking in a form reasonably satisfactory to the Joint Global Co-ordinators in relation to such Ordinary Shares agreeing to be bound by the same restrictions described in this paragraph.

Each of the Institutional Participating Shareholders has undertaken to the Underwriters that, during a period of 180 days from the date of Admission, it will not, without the prior written consent of either of the Joint Global Co-ordinators (such consent not to be unreasonably withheld or delayed), directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of the Ordinary Shares or any securities convertible into or exchangeable or exerciseable for Ordinary Shares, whether now owned or acquired after the date of the Underwriting Agreement by it or with respect to which it has or acquires after the date of the Underwriting Agreement the power of disposition, or request or demand that the Company file any registration statement under the Securities Act, with respect to any of the foregoing, or (ii) enter into any swap or any other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Ordinary Shares, whether any such swap transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, save that the above restrictions shall not apply in respect of any Ordinary Shares that form part of the Global Offer or are the subject of the Over-allotment Arrangements and shall not prohibit any such Institutional Participating Shareholder from (a) accepting a general offer made to all of the holders of issued and allotted Ordinary Shares for the time being (other than Ordinary Shares held or contracted to be acquired by the offeror or its associates within the meaning of section 430E of the Act) made in accordance with the City Code on Takeovers and Mergers on terms that treat all such holders alike, (b) executing and delivering an irrevocable commitment or undertaking to accept a general offer as is referred to in sub-paragraph (a) above, (c) selling or otherwise disposing of Ordinary Shares pursuant to any offer by the Company to purchase its own shares that is made on identical terms to all holders of Ordinary Shares, (d) transferring or disposing of Ordinary Shares pursuant to a compromise or arrangement between the Company and its creditors or any class of them or between the Company and its members or any class of them that is agreed to by the creditors or members and sanctioned by the Court under section 425-427A of the Act; (e) taking up any rights granted in respect of a rights issue or other pre-emptive share offering by the Company; or (f) transferring any Ordinary Shares or any interest in any Ordinary Shares to any of its Associated Entities (as such term is defined in the Underwriting Agreement) or prohibit any Associated Entity from transferring such Ordinary Shares or any interest in such Ordinary Shares to any Associated Entity, provided that prior to any such transfer the relevant Associated Entity has entered into an undertaking on identical terms to the undertaking described in this paragraph in relation to the Ordinary Shares or interest so transferred, and provided that, in the event that such an Associated Entity ceases to be an Associated Entity, it shall transfer all Ordinary Shares or interests in Ordinary Shares that it holds, and that it acquired pursuant to one or more transfers all of which were made pursuant to the exemption described in this sub-paragraph (f), to an Associated Entity which has entered into an undertaking on equivalent terms to the undertaking described in this paragraph.

### Use of Proceeds

The gross proceeds from the issue of Primary Shares being offered by the Company in the Global Offer will be approximately £433 million, and the net proceeds are estimated to be approximately £403 million after deduction of estimated underwriting commissions and expenses payable by the Company of approximately £30 million. These expenses do not include approximately £55 million of exceptional cash items referred to below in "—Global Offer Exceptional Items" and approximately £13 million of financing costs associated with the Company's New Bank Facility. The Company will not receive any of the net proceeds from the offer of the Secondary Shares in the Global Offer.

The Company intends to use the net proceeds it receives from the Global Offer primarily to: (i) repay £100 million principal amount and related interest outstanding of approximately £8 million under vendor loan notes issued to an affiliate of BT in connection with the purchase of Yell from BT; (ii) prepay approximately £54 million principal amount outstanding under the Senior Facilities Agreement; and (iii) redeem up to 35%, or approximately £173 million, of the aggregate principal and accreted amounts under the Notes.

Concurrently with the closing of the Global Offer, we will refinance our existing Senior Facilities Agreement with drawings under the New Bank Facility and a portion of the proceeds from the Global Offer.

### Global Offer Exceptional Items

As a consequence of the Global Offer, we will record significant exceptional costs in our profit and loss account for the financial year ending 31 March 2004 that are at present estimated to amount, in aggregate, to approximately £135 million, represented by: approximately £20 million in cash expenses related to the redemption premium (10.75% of the principal amount in the case of the cash-pay Notes redeemed and 13.5% of the accreted amount in the case of the discount Notes redeemed) payable upon redemption of the Notes in accordance with the optional redemption provisions of the Indentures; approximately £1 million of hedge unwind cash costs; a non-cash write-off of deferred finance costs of approximately £38 million; cash payments to affiliates of both Hicks Muse and Apax Partners of approximately £14 million each (including, where applicable, VAT) payable within five days of Admission in satisfaction of the terms of the Existing Shareholders Agreement, which will terminate in its entirety on Admission (see paragraph 11.21 of Part X "Additional Information—Material Contracts—Restructuring Agreements"); and charges for pre-Global Offer options and management incentive arrangements of approximately £6 million of cash items and £42 million of non-cash items.

**Dividend Policy**

Following Admission, in the absence of unforeseen circumstances, we intend to pay in December 2003 an interim dividend totalling approximately 3.0 pence per share in respect of the six months to 30 September 2003. In addition, in the absence of unforeseen circumstances, we intend to pay in August 2004 a final dividend for the year ending 31 March 2004 of 6.0 pence per share. Such payments are expected to total approximately £63 million.

Thereafter, we intend to declare an interim and final dividend in respect of each financial year, in each case in the approximate ratio of one-third to two-thirds, and intend to increase dividend payments to reflect growth in underlying earnings.

For a description of the restrictions that affect our ability to pay dividends, see paragraph 20 of Part X "Additional Information—Dividend Restrictions". We do not expect that these restrictions will prevent us from paying dividends as described above.

## RISK FACTORS

*You should carefully consider the following risk factors, as well as the other information in this document, before investing in our Ordinary Shares.*

***Our regulatory environment restricts our revenue growth in the United Kingdom.***

Our UK printed consumer classified directories, which represent our largest product offering in terms of turnover and profits, are subject to undertakings we have given to the UK Secretary of State for Trade and Industry. These undertakings regulate the prices we may charge for classified advertisements, and were revised from January 2002 to reduce further the prices that we may charge for classified advertisements in the United Kingdom following acceptance by the Secretary of State of the advice of the Director General of Fair Trading that a stronger price cap was needed to address the concerns expressed in his review. The revised undertakings, which affect prices for advertisements in all of our consumer classified directories in the United Kingdom sold from January 2002, limit any annual price increase to a percentage equal to the inflation rate as measured by the official UK Retail Price Index ("RPI") minus six percentage points. This means that our prices for these advertisements are required to be reduced in absolute terms each year that the inflation rate is less than 6% and that, relative to inflation, these prices are reduced every year so long as the undertakings remain in effect. Our new undertakings to the UK Secretary of State for Trade and Industry are expected to remain in effect for a period of approximately four years from January 2002. The Enterprise Act 2002 (the competition provisions of which came into force on 20 June 2003) brings about changes to the UK competition regime, including, in general, removing the role of the Secretary of State for Trade and Industry in competition proceedings and transferring her functions to the Office for Fair Trading and the Competition Commission. The competition authorities have the power to review the effectiveness and appropriateness of the undertakings at any time and may at any time request revised terms, which may be more restrictive. For a further description of these matters and of other regulatory factors that could affect our business, including the advice of the Director General of Fair Trading concerning last year's revision of the undertakings, see Part IX "Regulation".

***Our results may vary from quarter to quarter and may not be indicative of our results for the full year.***

Because the different editions of our classified directories are published and distributed at different times throughout the year, our business does not experience significant seasonality. In accordance with our accounting policies, we do not recognise turnover or the costs directly related to sales, production, printing and distribution for any given directory until delivery of that directory has been completed. This means that because the number and type of directories are not evenly distributed during the year or published in the same quarter every year, our turnover and profits do not arise evenly over the year. Any delay in the publication and distribution of a significant directory, or a number of directories that either singly or together generate significant turnover, could have the effect of postponing the recognition of turnover and costs from that directory or those directories to the following financial period. Similarly, an earlier distribution of directories during the year could result in recognition of turnover and costs in an earlier period as compared to the prior year, making year-to-year comparisons more difficult. Finally, due to timing differences amongst the recognition of revenues and costs, the payment of costs and invoicing our advertisers, operating profit, EBITDA and other financial indicators generally relied on by investors to evaluate a company's financial performance may not, in our case, reflect actual cash received or expended during a given period. See Part V "Financial Information".

***Our business may be adversely affected by our reliance on, and our extension of credit to, small and medium-sized businesses.***

A significant portion of our turnover is derived from selling advertising to small and medium-sized businesses. In the ordinary course of our business, we extend credit to these advertisers for advertising purchases. Small and medium-sized businesses, however, tend to have fewer financial resources and higher financial failure rates than large businesses. We believe these limitations are a significant contributing factor to having advertisers in any given year not renew their advertising in the following year. Bad debt expense as a percentage of Group turnover was 6.1% for both financial years ended 31 March 2002 and 2003, and has been and currently is higher in the United States, where churn rates are higher. In addition, full collection of delinquent accounts can take an extended period of time. Consequently, we could be adversely affected by our dependence on and our extension of credit to small and medium-sized businesses.

*Increased paper prices may have a material adverse effect on our business.*

Paper represents our single largest raw material expense. In the 2003 financial year, paper costs represented approximately 4.5% of turnover and 12.5% of our total cost of sales in the United Kingdom. Paper costs represented 8.8% of turnover and approximately 15.2% of our total cost of sales in the 2003 financial year in the United States. In the past, paper prices have fluctuated significantly. For example, during the past five years the newspaper-grade paper prices we have paid in the United Kingdom have fluctuated between approximately £460 and £540 per tonne, and may significantly increase in the future. The average price of newspaper-grade paper we purchased in the 2003 financial year was £483 per tonne in the United Kingdom and approximately $630 per tonne in the United States. We estimate that a 10% change in paper prices during the 2003 financial year would have had an annual impact of approximately £7.1 million on our Group operating profit. We seek to limit our exposure to market fluctuations through maximum-price arrangements with our suppliers, although our current arrangements in the United Kingdom expire in March 2004 and March 2006, respectively, and our current arrangements in the United States expire in April 2004. We may not be able to renew these arrangements on satisfactory terms, if at all. The failure to deliver by any of our major suppliers could require that we make purchases in the spot market, at potentially higher prices, during the period it takes to replace such major suppliers. Historically both Yellow Book East and Yellow Book West had no fixed-price arrangements and instead obtained paper at prevailing market rates.

*If we cannot expand through acquisitions and integrate our acquisitions and new directory introductions successfully, our ability to expand our business may be adversely affected. Material acquisitions by us may have a material adverse effect on our business.*

We have expanded in the United States through several acquisitions of classified directory publishers and new directory introductions or launches. As part of our strategy, we actively evaluate and intend to continue from time to time to evaluate potential acquisitions, some of which may be material. Whilst we currently have no agreement or understanding with any third party with respect to a material acquisition, any future material acquisition may affect significantly the nature of an investment in our Ordinary Shares. Further, any future new acquisitions, as well as recent acquisitions such as the McLeod and the NDC acquisitions, and recent and future directory launches will require the attention of our management and the diversion of other resources. We cannot assure you that we will be able to identify, acquire, launch or profitably manage additional classified directory publishers or directory launches or successfully integrate such publishers, including McLeod and NDC, without substantial costs, delays or other problems, if at all. In addition, we cannot assure you that any companies acquired or directories launched will be profitable at the time of their acquisition or launch or that they will achieve levels of profitability that will justify the investment we made in them. We cannot assure you in the case of acquisitions that we will successfully overcome disparities between our corporate strategies and cultures and those of the businesses we acquire in the future. We may also seek to expand into geographic areas where we currently have no operations and where we may encounter cultural differences. In addition, we expect that we will encounter additional competitors pursuing acquisitions of classified directories businesses. These competitors may include the Regional Bell Operating Companies, recently divested directory publishing businesses and smaller independent publishers with aggressive growth strategies. Our ability to expand our business in the future may be affected if we are unable to identify and consummate acquisitions and integrate our acquisitions or directory launches successfully.

*If we lose the services of our key executive officers, we may not succeed in implementing our business strategy.*

Our Chief Executive Officer and certain other senior managers are key to the successful implementation of our business strategy in the near to medium term. Our executive and senior managers have extensive experience and knowledge of our industry and its potential. The loss of their services could have a material adverse effect on our ability to implement our business strategy.

*Our substantial leverage could adversely affect our financial wellbeing.*

As at 31 March 2003, on a pro forma basis after giving effect to the application of proceeds from the Global Offer and the drawing of borrowings under the New Bank Facility, we would have had total debt, before the allocation of deferred financing costs, of £1,394.1 million, including £1,072.4 million of secured debt under our New Bank Facility and £321.7 million of our existing issued Notes, and a total net debt of £1,364.0 million before the allocation of deferred financing costs. We anticipate that we will continue to maintain considerable debt for the foreseeable future. Our substantial leverage poses the risk to our Shareholders that:

- a significant portion of our cash flow from our operations will have to be dedicated to servicing our debt;
- our ability to obtain additional financing for working capital, capital expenditures or business opportunities may be impaired;
- we may have a much higher level of debt than certain of our competitors, which may put us at a competitive disadvantage and may make it difficult for us to pursue our business strategy; and
- our debt level may render us unable to plan adequately for or react to changing market conditions, changes in our business and the industry in which we operate.

Our debt agreements, which include the Indentures, contain significant restrictions limiting our flexibility in operating our business.

Various covenants contained in our debt instruments limit or may limit our ability to:

- pay dividends or make other distributions to our shareholders;
- use assets as security in other transactions;
- make certain asset dispositions;
- make investments; and
- enter into transactions with affiliates other than on arm's-length terms.

***Our ability to generate the cash needed to service our debt depends on certain factors beyond our control.***

The future success of our operations will in large part dictate our ability to make scheduled payments on, and satisfy our obligations under, our debt, including our New Bank Facility and the Notes. Our future operating performance will be affected by general economic, competitive, market, business and other conditions, many of which are beyond our control. To the extent we are not able to fund any principal payment at maturity with respect to the senior credit facilities, the Notes or any interest payment when due from cash flow from operations, we will be required to refinance this debt pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. Any failure to raise the additional funds necessary to achieve this would result in a default under the senior credit facilities and/or a default under the Notes. We anticipate that we will have to refinance in part the repayment of the Notes at maturity. We cannot assure you that we will be able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all.

***The loss of important intellectual property rights could adversely affect our competitiveness.***

Some of our trademarks, such as our "Yellow Pages" brand name in the United Kingdom and our "Yellow Book" brand name in the United States, and other intellectual property rights are important to our business. We rely upon a combination of copyright and trademark laws as well as, where appropriate, contractual arrangements, including licensing agreements, to establish and protect our intellectual property rights. We are required from time to time to bring lawsuits against third parties in order to protect our intellectual property rights. Similarly, we are and expect from time to time to be party to proceedings where third parties challenge our rights. See Part I "Business—Intellectual Property". We cannot be sure that any lawsuits or other actions brought by us will be successful or that we will not be found to infringe the intellectual property rights of third parties. As the internet grows, it may prove more onerous to protect our trademarks such as Yell.com from domain name infringement or to prevent others from using internet domain names that associate their business with ours. Although we are not aware of any material infringements of any trademark rights that are significant to our business, any lawsuits, regardless of their outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition or operating results. In addition, we do not have rights to the "Yellow Pages" brand name, or its local-language equivalent, in any countries in which we might operate other than in the United Kingdom, the Republic of Ireland and some of the former and current British territories overseas. The loss of important trademarks could have a material adverse effect upon our business, financial condition and results of operations.

***Foreign exchange rate fluctuations may adversely affect our business, financial condition and results of operations.***

As our reporting currency is the pound sterling, any movement in foreign currency exchange rates in relation to pounds sterling, particularly the movements in the dollar/pound sterling exchange rate, could have an impact on our business, financial condition and results of operations. If the average dollar/pound sterling exchange rate used for reporting purposes had been $0.10 higher during our 2003 financial year, then our reported turnover would have been £30.2 million lower. Any dilution of our earnings reported in pounds sterling as a result of the weakening US dollar is partially offset by a natural hedging within the Group as a result of our having a significant amount of debt denominated in US dollars. Nevertheless, in the future, we may also experience exchange gains or losses upon translation of our dollar-denominated liabilities relating to a portion of the Notes or upon translation of our US assets or results of operations, and we may incur foreign exchange transaction losses to the extent we are required to fund payments on the dollar-denominated Notes with pounds sterling. We do not currently hedge against foreign exchange risk, although we may choose to do so in the future.

*Additional regulation regarding information technology may increase our costs.*

In addition to our printed directories, we also offer internet-based products and services. General advertising laws and regulations and data protection legislation may apply to our internet-based activities in the same way in which they apply to our activities generally. As our business in this area develops, specific laws and regulations relating to the provision of internet services and to the use of the internet and of related applications may become more relevant. Regulation of the internet and related services is itself still developing. If our regulatory environment becomes more restrictive, including through increased internet content regulation, our profitability could decrease.

***Our exposure to defamation and privacy claims could have a material effect on our operating results or financial condition.***

We are exposed to defamation and breach of privacy claims relating to our directories business as well as methods of collection, processing and use of personal data. The subjects of our data and users of data collected and processed by us could also have claims against us if our data were found to be inaccurate, or if personal data stored by us were improperly accessed and disseminated by unauthorised persons. Although we have not had any material claims relating to either defamation or breach of privacy to date, we may be party to litigation matters that could have a material adverse effect on our business, financial condition or results of operations or otherwise distract our management.

***If we cannot adapt our business to technological change, we may be unable to maintain our competitive position.***

We anticipate that the classified advertising industry may experience significant changes arising from rapid developments in technology and users' technology preferences. We currently derive substantially all of our revenue from our printed classified directories. However, increasing use by business and residential users of internet-based and other technologically advanced products and services may cause our future turnover mix to shift in favour of products and services other than our printed classified directories, such as our internet-based products and services. Turnover derived from our printed classified directories may decline and may not be offset by turnover derived from our other products and services. Our ability to maintain our competitive position may depend upon our ability to enhance existing products and services, develop and market new products and services and attract and retain key managers and employees to respond to the growing presence of internet-based and other technologically advanced products in our industry. If we fail to anticipate or to respond adequately to changes in technology and user preferences, or incur significant delays or costs in product development or introduction, we may be unable to maintain our competitive position. As a result of the growing use of internet-based and other technologically advanced products and services, we may face increased competition from new as well as existing providers of services similar to ours.

***Our reliance on technology could have a material adverse impact on our business.***

Most of our business activities rely to a significant degree on the efficient and uninterrupted operation of our computer and communications systems and those of third parties. Any failure of current or, in the future, new systems could impair our collection, processing or storage of data and the day-to-day management of our business. This could have a material adverse effect on our business, financial condition and results of operations.

Our computer and communications systems are vulnerable to damage or interruption from a variety of sources. Despite precautions taken by us, a natural disaster or other unanticipated problems that lead to the corruption or loss of data at our facilities could have a material adverse effect on our business, financial condition and results of operations.

***Our dependence on two principal suppliers may have a material adverse effect on our business.***

We depend on two principal suppliers in the United Kingdom for many of our printing and pre-press needs. To that end, we have several long-term contracts with both RR Donnelley, for printing and binding our classified directories, and Pindar Set Ltd., for pre-press needs, including preparing artwork and paginating the directories. In the United States, we depend on Pindar Set Ltd. for a portion of our Yellow Book pre-press needs and also on RR Donnelley and Quebecor Printing, Inc. for substantially all of Yellow Book's printing needs. These contracts are for services that are integral to our business. Should our suppliers be unable to fulfil their contractual obligations under these agreements, this could result in a material adverse effect on our business until we find replacement suppliers for these services.

***Funds managed or advised by affiliates of Apax Partners and Hicks Muse will continue to hold a significant shareholding and their interests may conflict with yours.***

Following Admission, the Apax Partners Participating Shareholders and Hicks Muse Participating Shareholders will each hold approximately 19.2% of our Ordinary Shares (approximately 15.1% if the maximum number of Over-allotment Shares is acquired pursuant to the Over-allotment Arrangements), in each case assuming that no Ordinary Shares have been allotted under any of the New Schemes described in paragraph 7.2 of Part X "Additional Information". Through their respective management or advice given to the Apax Partners Participating Shareholders and the Hicks Muse Participating Shareholders, respectively, funds managed or advised by affiliates of Apax Partners and Hicks Muse will continue to be able to exert influence over, or in some cases block, all matters that must be decided by a vote of the Shareholders, including the election of directors. To the extent that the interests of these funds may differ from the interests of our other Shareholders, our other Shareholders may be disadvantaged by any actions that these funds may seek to pursue. Funds managed or advised by affiliates of Apax Partners and Hicks Muse may, individually or together, make acquisitions of, or investments in, other directories businesses that may be, or become, competitors of the Group. In addition, funds managed or advised by affiliates of Apax Partners and Hicks Muse may be in direct competition with the Group on any potential acquisitions of, or investments in, other directories businesses that are also contemplated by the Group after Admission. See paragraph 11.21 (b) of Part X "Additional Information—Material Contracts—Restructuring Agreements—Shareholders Agreement". Under the articles of association of the Company and pursuant to the Shareholders Agreement, the Apax Partners Participating Shareholders (acting together) and the Hicks Muse Participating Shareholders (acting together), each separately have the right to appoint a non-executive director to the board of the Company for so long as they (or certain connected persons) continue respectively to hold at least 10% of the issued share capital of the Company from time to time. See paragraph 3.2 of Part X "Additional Information—Summary of the Memorandum and Articles of Association—Articles of Association" and paragraph 11.21(b) of Part X "Additional Information—Material Contracts—Restructuring Agreements—Shareholders Agreement". As a Director representing the Hicks Muse Participating Shareholders, Lyndon Lea, has agreed that, in the event that information regarding a business opportunity that may be of interest to the Group comes to his attention in his capacity as a Director of the Company, he will not disclose that information for the purposes of any competing business interest. See paragraph 6 of Part X "Additional Information—Directors' Service Agreements and Emoluments".

***We are unable to predict the quantity of Ordinary Shares available for future sale and the share price may be volatile.***

Following the Global Offer, the Participating Shareholders, members of our management and our employees will continue to own 42.4% of our Ordinary Shares, assuming that no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements and no Ordinary Shares have been allotted under any of the New Schemes described in paragraph 7.2 of Part X "Additional Information". We are unable to predict whether substantial amounts of Ordinary Shares in addition to those which will be available in the Global Offer will be sold in the open market following the termination of the restrictions in the Underwriting Agreement (further details of which are contained in paragraph 12 of Part X "Additional Information—Underwriting Arrangements"). Any future sales of substantial amounts of our Ordinary Shares in the public market by the Participating Shareholders or by any other large shareholders or block of shareholders, or even the perception that such sales could occur, may decrease the market price of our Ordinary Shares.

Following Admission, the market price of the Ordinary Shares could be subject to significant fluctuations due to a change in sentiment in the stock market regarding the Ordinary Shares or in response to various facts and events, including any regulatory changes affecting our operations, variations in our operating results, business developments in our business or our competitors, or general economic conditions.

*There has been no prior public trading market for the Ordinary Shares.*

Prior to the Global Offer, there has been no public trading market for the Ordinary Shares. The Offer Price will be agreed between the Joint Global Co-ordinators, the Institutional Participating Shareholders and us, and may not be indicative of the market price for the Ordinary Shares following Admission. The trading price of the Ordinary Shares may be subject to wide fluctuations in response to many factors, including those referred to in these "Risk Factors" as well as stock market fluctuations and general economic conditions or changes in political sentiment, regardless of our actual performance or conditions in our key markets.

*Holders of Ordinary Shares outside the United Kingdom may not be able to exercise their pre-emptive rights.*

In the case of an allotment of Ordinary Shares for cash, our existing Shareholders are entitled to pre-emptive rights pursuant to the Act, unless waived by a special resolution of the Shareholders at a general meeting. If we allot Ordinary Shares for cash in the future and pre-emptive rights are not waived, holders of the Ordinary Shares outside the United Kingdom may not be able to exercise their pre-emptive rights for Ordinary Shares unless we decide to comply with applicable local laws and regulations and, in the case of holders in the United States, a registration statement under the Securities Act is effective with respect to such rights, or an exemption from the registration requirements thereunder is available. We intend to evaluate at the time of any rights or similar offering the costs and potential liabilities associated with any such registration statement or an exemption from registration, as well as the indirect benefits to us of enabling holders in the United States of our Ordinary Shares to exercise any pre-emptive rights for Ordinary Shares and any other factors we consider appropriate at the time, and then to make a decision as to how to proceed and whether to file such a registration statement. We cannot assure you that any registration statement would be filed or that an exemption would be available to enable our holders in the United States to exercise their pre-emptive rights, nor can we assure you that steps can or will be taken to permit holders of Ordinary Shares in the United States to receive any proceeds thereof or other amounts relating thereto.

*Ordinary Shares purchased in the Global Offer will be diluted immediately.*

All of the gross proceeds to be raised by the Company in the Global Offer will be raised through the issue of Primary Shares. The Offer Price is likely to be substantially higher than the net tangible book value per share of the outstanding Ordinary Shares immediately prior to the Global Offer. Investors in Ordinary Shares in the Global Offer will incur an immediate and substantial dilution in the net tangible book value per Ordinary Share from the price investors will have paid for the Ordinary Shares prior to the Global Offer.

## PART I

## BUSINESS

*The financial information contained in this Part I "Business" has been extracted without material adjustment from Part VI "Accountants' Report" and Part VIII "Unaudited Pro Forma Balance Sheet". Prospective investors should read the whole of these Listing Particulars and not rely solely on the information in this Part I "Business".*

### Introduction

Yell is a leading international directories business that includes the Yellow Pages and Business Pages directories in the United Kingdom and the Yellow Book directories in the United States, as well as Yell.com, Yellowbook.com and Yellow Pages 118 24 7 (formerly Talking Pages).

We are the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider (not affiliated with a US telephone service provider) of classified directory advertising in the United States. We seek to generate business leads for our advertisers by connecting buyers and sellers through an integrated portfolio of simple-to-use, cost-effective advertising solutions, including printed, telephone-based and online directories. Approximately 96% of our revenues during our 2003 financial year were derived from selling advertising in printed classified directories to our advertisers, which are principally small and medium-sized businesses.

During the 2003 financial year, we published a total of 619 directories in the United Kingdom and the United States and distributed approximately 92 million copies of our directories containing approximately 3.6 million advertisements on behalf of over 814,000 unique advertisers.

We believe that our advertisers value the effectiveness and low cost of advertising in our directories relative to many other forms of advertising, our broad distribution to potential buyers of our advertisers' products and services and the quality of our client service and support. During our 2003 financial year, we provided services to advertisers across a diverse range of industry sectors and achieved annual retention rates for our printed directories of approximately 78% in the United Kingdom and approximately 70% in the United States.

Our activities are organised into the following areas:

- ***UK printed directories.*** In the United Kingdom, we are the largest classified directory publisher with approximately 27.8 million copies of the Yellow Pages directories distributed during our 2003 financial year, with an average of approximately 101 million directory uses each month. We published 88 regional Yellow Pages directories throughout substantially the whole of the United Kingdom, which together contained approximately 1,037,000 advertisements on behalf of approximately 448,000 unique advertisers during the same period. We also published six Business Pages directories, which are targeted at the business-to-business market and which together contained approximately 19,100 advertisements on behalf of approximately 13,500 unique advertisers during our 2003 financial year. Our UK printed directories business contributed 51.5% of Group turnover during the 2003 financial year. Yellow Pages directories, excluding Business Pages, are delivered mainly to consumers and form part of our UK printed directories business. They are the only part of our business that is subject to specific price and other regulatory controls. See Part IX "Regulation".

- ***US printed directories.*** In the United States, through our publication of the Yellow Book East and Yellow Book West directories, we are the leading independent publisher of classified directory advertising and the fifth-largest overall publisher of classified directories based on combined Yellow Book East and Yellow Book West turnover for the 2003 financial year. We served approximately 525 markets in 40 states and Washington, DC during the same period. Yellow Book East published 252 directories during our 2003 financial year, which together contained approximately 1,400,000 advertisements. During the 2003 financial year, Yellow Book West published 273 directories, which together contained approximately 1,139,000 advertisements.

- ***Other products and services.*** Our other products and services, which contributed 3.7% of our Group turnover during the 2003 financial year, principally include:

  - *Online services.* Yell.com, our online products and service business, is the United Kingdom's leading online classified directory service; it offers comprehensive directory services and provides access to a database of approximately 1.7 million businesses. Users can also access our services on iDTV and through SMS messaging over mobile phones. Advertisers can buy web links, template websites (including design and hosting), other online advertising products and services and domain names. We also offer online directory services in the United States through our Yellowbook.com site.

- *Yellow Pages 118 24 7.* Yellow Pages 118 24 7 (formerly Talking Pages) is our 24-hour, telephone-based, operator-assisted service that provides up-to-date information throughout the United Kingdom on businesses and services through a single telephone number. Yellow Pages 118 24 7 had approximately 27,500 paying advertisers as at 31 March 2003.

**Industry Overview**

The following are important characteristics of the classified directories business:

- ***Classified directories are a widely used and highly effective form of advertising.*** Classified directories are simple to use, and are frequently used by a wide variety of consumers and businesses to search for a broad range of products and services. Because most directory users have already made a decision to purchase, or at least are seriously considering purchasing, a product or service when they use a directory, we believe that classified directory advertising frequently has a higher probability of leading to a purchase than other traditional forms of advertising such as direct mail, telemarketing and television, and thus represents a cost-effective solution for advertisers.

- ***Virtuous circle model.*** A key characteristic of the classified directories business is the "virtuous circle" model. In this model, the greater the number of advertisers that advertise in a directory, the more useful it becomes to users. Users refer to the directory more frequently in their search for a supplier, which in turn provides more leads, and therefore better value, to advertisers, who are thus encouraged to pay for more advertising. Publishers facilitate this process by promoting the use of directories, and brand reputation grows as a result, which in turn contributes to increased usage and advertising.

- ***Valuable form of advertising for small and medium-sized businesses.*** Given the effectiveness and "value for money" of classified directory advertising compared to other forms of advertising, we believe that a large number of small and medium-sized businesses view classified directory advertising as a very valuable form of advertising which forms a significant part of their marketing budget.

- ***High start-up costs.*** New entrants require significant investment to obtain up-to-date databases, recruit and train a sales force, build brand recognition, acquire an advertiser base sufficiently large to justify directory use, and acquire and operate the necessary infrastructure before they can viably offer a large-scale service.

- ***Strong financial characteristics and resilience in an economic downturn.*** Given the characteristics described above, once successfully established, classified directories businesses, including Yell's, have historically been characterised by strong cash flow generation, relatively low ongoing capital expenditure requirements after business start-up and a relatively stable advertiser base. In addition, given the importance of classified directory advertising to a broad and relatively stable base of small and medium-sized businesses and the low exposure of classified directory advertising to cyclical advertising, such as offers for employment, automotive sales and property sales, we believe that the classified directories business is more resilient to economic downturns than other forms of advertising.

We believe that the following industry trends are important in evaluating Yell's growth potential:

- ***Continued growth potential in the United Kingdom.*** The UK directories sector has experienced continuous growth during the past 10 years. We believe that the sector will continue to grow and that this growth will be driven primarily by increased volumes. Turnover growth in the sector is expected to be achieved as penetration amongst the potential advertiser base of small and medium-sized businesses increases, as existing advertisers increase their advertising spend on additional or larger advertisements, and as the result of the introduction of new product offerings.

- ***High growth rates of independent yellow pages directories in the United States.*** The US independent yellow pages business is the fastest-growing segment of the overall US yellow pages sector, which is the largest yellow pages sector in the world. According to industry sources, US independent yellow pages revenues grew from $1.0 billion in 1998 (representing an 8% share of the overall US yellow pages sector) to $2.0 billion in 2002 (representing a 14% share of the overall US yellow pages sector). According to industry forecasts, the size of the US independent yellow pages sector is estimated to grow to $4.4 billion in 2007 (representing a 29% share of an estimated $15.0 billion overall US yellow pages sector).

- ***Expanded revenue opportunities through advances in technology.*** Most participants in the classified directories industry have expanded beyond their traditional printed directories business and are delivering directory content and services through a broader range of media, including fixed and mobile internet and voice telephony. We expect that this trend will continue and that the directories market will grow as new media forms are introduced and improved, and as users become more familiar with these new technologies.
- ***Increased opportunities for consolidation.*** We believe that the directories sector generally is fragmented in nature. For example, industry sources estimate that in the United States there were 230 yellow pages publishers in 2002. Further, there are telecommunications companies in Europe and the United States that have recently divested their classified directories businesses. As a result, we believe there is potential for further consolidation in the industry, notwithstanding the additional buyers pursuing acquisitions in the industry.

For a more detailed description of our industry, see Part II "Industry", and for a more detailed description of our competitive environment, see "—Competition".

## Company Strengths

We believe we have a number of company strengths, including the following:

- ***Leading position in the United Kingdom.*** We are the leading provider of classified directory advertising in the United Kingdom. We believe that our national coverage, our experienced and highly trained sales force, our brand, our established relationships with our advertisers, the high usage of our products and services and our extensive industry knowledge will enable us to continue to grow our business in the United Kingdom. Further, we believe that this leading position in the United Kingdom provides us with a strong financial and operational base from which to continue to develop our business globally.
- ***Leading position in the rapidly growing US independent yellow pages sector.*** We are the leading provider of classified directory advertising in the US independent yellow pages sector, the fastest-growing segment of the US yellow pages sector. We consolidated our position as the leading independent publisher with the acquisitions of McLeod, which was the second-largest independent publisher of yellow pages after Yellow Book; and NDC, an independent publisher of yellow pages in California, New Mexico and Arizona. We refer to both these parts of our US business as "Yellow Book West". Based on industry sources, we estimate that Yellow Book represented approximately 42% of the US independent yellow pages sector in 2002 and approximately 6% of the overall US yellow pages sector. This enhanced platform is a strong base from which we intend to continue to expand our operations in the United States.
- ***Extensive advertiser base and proven track record of advertiser retention.*** In the United Kingdom, we have a unique advertiser base of 451,000 customers, the majority of which are small and medium-sized businesses, and in the United States, Yellow Book has a unique advertiser base of 363,000, the majority of which are small and medium-sized businesses. Retaining existing advertisers is an essential part of our business model, as existing advertisers form the most important source of ongoing revenues. Over the past 10 years our Yellow Pages directories in the United Kingdom have demonstrated consistent annual retention rates of between 78% and 82%. During our 2003 financial year, we had annual retention rates in our UK and US printed directories of approximately 78% and 70%, respectively, and believe that these rates reflect a high level of satisfaction amongst our advertisers. We have seen that existing advertisers are more likely to purchase other products from the Yell portfolio than new advertisers and tend to increase the amount they spend with us from year to year, as illustrated by the following table of our UK printed directories:

| | 1st year | 2nd year | 3rd year or more |
|---|---|---|---|
| Average turnover per advertiser[1] | £432 | £685 | £1,404 |

(1) UK printed directories, 2003 financial year.

- ***High brand recognition.*** We believe our brand recognition is key to making our directories more attractive to users and advertisers, and leads to increased usage and advertising spend. We believe that we have achieved superior brand recognition through effective advertising and strong promotional campaigns in the markets in which we operate. For example, in the United Kingdom, "Yellow Pages" has been recognised by a body of the UK advertising industry as one of the top five most-recognised brands amongst approximately 50 business-to-business "superbrands", based on research showing that 98% of those sampled were aware of our Yellow Pages directories. Other well-known brands that we use in the United States and the United Kingdom include "Yellow Book" and "Yell.com" (which itself has been named an "e-superbrand").

- ***Proven ability to attract new advertisers.*** We have been consistently successful at attracting new advertisers. Our UK printed directories have, for example, attracted a significant number of new advertisers in each of the last five years. In our 1998 financial year, we acquired 67,200 new advertisers and in our 2003 financial year, we acquired 101,800 new advertisers, exceeding 100,000 for the third successive year.

- ***Channel-neutral product portfolio.*** We believe that our advertiser base, our sales force, our brands and business information databases will allow us successfully to connect buyers and sellers through our classified advertising directories, regardless of the channel or media that users of directories prefer, such as the internet or wireless. We believe that we are at the forefront of industry trends to expand beyond the traditional printed media and are well positioned to benefit from current trends or other trends that emerge in the future in response to changing technologies or consumer preferences.

- ***Commitment to world-class operational performance.*** We believe that a key asset for our entire business is the quality of our operational performance. In order to achieve and maintain sustained high performance, we have adopted a culture of excellence throughout our organisation, focused on increasing overall business efficiency and quality of service. This involves a company-wide commitment to achieving tangible world-class results and also to developing a very clear understanding of the working practices that have led to their achievement. We continually measure and benchmark our performance against other companies, both within and outside of our industry. In 1999, we were awarded the prestigious European Quality Award, the stated aim of which is to recognise European companies and organisations that show a high and ongoing level of commitment to business excellence and total quality management. In April 2002, we were awarded the prestigious Queen's Award for Enterprise for demonstrating, amongst other things, outstanding improvement in levels in business performance over at least five years, whilst at the same time pursuing work practices that benefit society, the environment and the economy. The award was approved by the Queen on the recommendation of the Prime Minister, in turn assisted by a specialist advisory panel of civil servants, and finance and trade specialists. In addition, we are partners with other world-class companies that we believe provide a similar level of service in areas such as pre-press and printing. We believe that as a result of this focus, we are able to maintain leading positions both in terms of customer satisfaction and control of our cost base. We believe that we can continue to export our best practices to our US operations.

- ***Strong financial base and proven track record of growth.*** We believe that we benefit from a strong financial base, consisting of strong cash flows, highly attractive margins in the UK business, the ability to increase US margins, high visibility of revenue and a flexible cost base. Our turnover has grown from £774.3 million in the 2001 financial year to £1,114.0 million in the 2003 financial year, reflecting both organic growth and acquisitions. During the same period our Adjusted EBITDA has grown from £234.2 million in the 2001 financial year to £323.0 million in the 2003 financial year. From 2001 to 2003, our UK printed directories business achieved a compounded annual growth rate in turnover of 5%, which reflects organic growth only. In the United Kingdom, we have also during that period increased the number of unique advertisers from approximately 418,000 to 451,000, and the number of advertisements sold from approximately 861,000 to 1,056,000 in the same period. During our 2003 financial year, same-market growth for our US printed directories (excluding the Manhattan directory, which was directly affected by the events of 11 September 2001) was 6.9%, based on turnover. Same-market growth includes rescoped (redefining geographic boundaries) directories.

- ***Proven track record of making and integrating acquisitions.*** Our management has extensive experience in making and integrating acquisitions. Prior to the acquisition of McLeod and the recent acquisition of NDC, our most significant acquisition had been Yellow Book in 1999. Since 1999, Yellow Book has made 11 further acquisitions of businesses with 26 directories at the time of acquisition at a total cost of $82.7 million, and in each case we have rebranded the acquired directories as "Yellow Book" typically within the next publishing cycle and integrated the sales and marketing functions into the Yellow Book operations. From 1999 until its acquisition by us, McLeod acquired five businesses with 53 directories at a total cost, inclusive of expenses, of $216 million, in addition to a number of smaller acquisitions. Each of these was integrated into McLeod's operations, including the rebranding of the directories and the integration of the sales and marketing and publishing functions into McLeod's operations.

- ***Proven management team.*** Our senior management has on average more than 18 years of experience in either classified directory advertising or the media business generally. Our team has both substantial experience and a successful track record of operating the business, delivering organic revenue growth, implementing ongoing efficiency gains and making and integrating acquisitions that have contributed to the implementation of our strategy and brought key individuals onto our management team. For more information on our management, see Part III "Management".

## Strategy

Our overall strategic objectives are to grow our advertiser base, increase the yield from our existing advertiser base, maximise our margins, expand the range of channels we offer to connect buyers and sellers, and expand the geographic markets in which we operate. We will follow different programmes and initiatives in the two geographic markets in which we currently operate, as detailed below.

***United Kingdom.*** In the United Kingdom, our strategy is focused on growing turnover by retaining our existing advertisers, acquiring new advertisers and increasing our yield per advertiser.

- ***Retaining existing advertisers.*** We encourage our existing advertisers to continue to purchase advertising by continuing to develop our advertising products, improving our services and continuing to promote our products to users. We are continuing to develop specific programmes for existing advertisers, including a pricing incentive programme, through which we offer discounts to existing advertisers who wish to increase the size of their advertisements, and a proven-value programme, whereby we provide usage statistics to demonstrate the benefit of advertising to our advertisers.

- ***Acquiring new advertisers.*** We aim to build on our established success of attracting new advertisers by continuing to demonstrate the value of our products to various customer segments and to new businesses, especially small and medium-sized businesses. We intend to build on the success of marketing initiatives such as our "Move In" price promotion with the development of new programmes specifically for new advertisers and to continue to develop new advertisement types that will appeal to new advertisers. We intend to increase further the value of our Yellow Pages directories to both advertisers and users by rescoping selected editions. We also intend to develop and introduce new sales channels, such as online ordering.

- ***Increasing yield per advertiser.*** We intend to encourage advertisers to increase the amount they spend on advertising with us over time by continuing to demonstrate the contribution that our products can make to their business, by introducing a greater range of innovative advertising types and innovative features. We intend to develop new guides or supplements within our directories in which existing advertisers can place additional advertisements, introduce new classifications and revise existing classifications in order to attract advertisers in types of businesses not previously listed in our classified directories.

***United States.*** In the United States, our strategy is focused on expanding our advertiser base, increasing both the yield per advertiser and the yield per directory, and increasing our margins.

- ***Expanding our advertiser base.*** We intend to attract more advertisers to purchase our products by demonstrating the excellent 'value for money' of our existing products and to a lesser extent, by continuing to launch new, fully paid directories in areas contiguous with those where we publish existing directories. Our portfolio of directories contains a significant proportion of publications that were launched or acquired in the last three years and our priority is to increase the number of advertisers in these publications. We believe that we will be able to attract potential advertisers by offering higher levels of personal service and higher-quality products by growing usage, and as a result of the substantially lower advertising costs which we believe we offer.

- *Increasing yield per advertiser and per directory.* We aim to improve our yield both on a per-advertiser and a per-directory basis. To do so we intend to focus on improving the retention of our existing advertisers, whilst continuing to redevelop directory boundaries and features to better meet their needs.

- *Increasing margins.* Since the acquisition of Yellow Book in 1999, we have pursued a strategy of rapid expansion in the United States through both acquisition and new directory launches. As part of our strategy, we are now focused on the next phase of growth, in which we intend to build on the geographic presence we have attained and to develop the profitability of our US business. Although we intend to continue this geographic expansion primarily through new directory launches, we do not currently intend to launch as many directories as we did previously. Further, no prototype directories are currently foreseen for the 2004 financial year. We also believe that as the directories launched in the past three years mature, we will enjoy increased margins from them. EBITDA margins of one year old books are on average approximately 5%, rising to over 10% in years two and three and to over 25% after year three. We also intend to continue our strategy of rescoping some smaller community directories into larger, higher-yielding directories, which we believe will continue to positively impact the profitability of the US business.

  We also believe that we can increase our margins and generate significant operating efficiencies in the United States through continuing to integrate the operations of our businesses, leveraging our combined size to obtain more favourable arrangements with printing, paper and other suppliers, and transferring core skills and operating efficiencies from our UK business in areas such as sales automation, order processing and customer service. We also intend to expand our telesales operations and to move some accounts from our field operations to our telesales operations, which is expected to result in cost efficiencies.

***Continuing to develop online services and additional new, revenue-generating platforms.*** In addition to our printed directories, we will continue to develop and promote other revenue-generating channels, such as our Yell.com site, where we believe the virtuous circle model can be applied. At 31 March 2003, we had 74,680 UK customers with contracts to pay us fees for searchable forms of advertising on our Yell.com website. We also intend to continue to promote our US internet site Yellowbook.com, and will continue to evaluate other revenue-generating platforms, such as mobile internet and digital television, as users become more familiar with these technologies.

***Continuing to grow our core business through selective geographic expansion.*** We actively evaluate opportunities to make further acquisitions, particularly in the United States and in Europe, but only in those cases where we believe the acquisitions will satisfy important criteria such as our ability to add value to the business and the quality of management. In the United States, we intend to benefit from continued consolidation in the independent directories market through further directory acquisitions, particularly in markets close to or contiguous with our existing markets.

## History and Development of the Company

The Yell Group operated as a business within BT prior to 22 June 2001, when funds managed or advised by Apax Partners and Hicks Muse purchased BT's equity interests in Yellow Book USA, Inc. and Yellow Pages Sales Limited, and the net assets and operations of BT's subsidiary Yell Limited.

Our business originated in 1966, when the General Post Office, a department of the UK Government and the predecessor to BT, first published a classified advertising book, later to be called Yellow Pages, as part of the Brighton telephone directory.

Between 1966 and the early 1980s, we expanded our coverage in the United Kingdom, publishing Yellow Pages sections and then separate Yellow Pages directories for substantially all of the United Kingdom. In the 2003 financial year, we published 94 directories, including Business Pages, across the United Kingdom. Although we have traditionally focused on paper-based directories, for a number of years we have been exploring other means of delivering our products and services.

In the mid-1980s, we began expanding our range of products and services in order to build on our database of information on UK businesses, our advertiser base and the expertise of our national sales force. In 1987, we initiated our first electronic delivery of classified directory information. In 1994, we launched Talking Pages, a 24-hour telephone-based, operator-assisted classified directory service, on a nationwide basis. This was replaced in March 2003 by the new Yellow Pages 118 24 7 phone service. In 1996, we began offering online internet services for users in the United Kingdom using the Yell.co.uk domain name and, in June 2000, we relaunched Yell.co.uk as Yell.com.

Since March 1996, increases in advertising rates in our UK Yellow Pages directories have been subject to price caps as a result of undertakings given to the UK Secretary of State for Trade and Industry. In 2001, following a review by the Office of Fair Trading, we entered into revised undertakings setting forth new price caps. For further information, see Part IX "Regulation—Competition Laws—UK Competition Laws".

In addition to expanding our products and services, we have expanded geographically. The Yellow Book acquisition in August 1999 expanded our core business into the United States. The first Yellow Book business was founded in 1930 to publish local community directories for the then-newly emerging communities on Long Island, New York. We refer to this part of our US business as "Yellow Book East". In the 2003 financial year, Yellow Book East published 252 directories under the Yellow Book name covering 19 US states in the eastern half of the United States and Washington, DC.

Yellow Book has expanded through the acquisition of smaller independent directory publishers, building density of coverage and strengthening its market presence. Since 1997, Yellow Book has made 15 acquisitions. Eleven of these have been made since we acquired Yellow Book in August 1999, including an acquisition of directories from Sprint for $46.6 million and 10 others with a combined value of $36.1 million.

In April 2002, we significantly expanded our US geographic coverage with the acquisition of McLeod, which is now part of the business that we refer to as "Yellow Book West". During the 2003 financial year, Yellow Book West (including NDC) published 273 directories in 28 states and has a strong brand presence in markets throughout the Midwest and Western United States.

Acquisitions had also been a key component of McLeod's growth strategy. From 1997 until its acquisition by us, McLeod made 25 separate acquisitions. Since February 1999, these included an acquisition of directories from Talking Directories, Inc. ("TDI") for a total cost of $132 million including expenses and four other significant acquisitions with a combined total cost of $84 million.

On 31 December 2002, we acquired NDC, an independent publisher of Yellow Pages in California, New Mexico and Arizona in the United States. Following this acquisition we had a presence in 40 US states and Washington, DC. This presence has since been increased to 41 states following a directory expansion by Yellow Book East into Rhode Island after 31 March 2003. Since its acquisition, NDC's results have been included in those of Yellow Book West for the year ended 31 March 2003. For further information on the acquisition of NDC, see Part V "Financial Information—Yell Group Operating and Financial Review and Prospects—Overview—The National Directory Company Acquisition".

As part of our ongoing strategy to focus on generating business leads for advertisers through connecting buyers and sellers, we decided to sell our Yell Data operation, which contributed £5.5 million in revenue during the 2003 financial year. As of 15 June 2003, we transferred our ownership of Yell Data to Experian, a major UK data services company. This had no financial impact on our 2003 financial year results. We have licensed Experian to use our data and certain trading names for a five year period.

In addition to acquisitions, we have expanded our geographic coverage in the United States through new directory launches. Since we acquired Yellow Book in August 1999, we have launched 40 new directories, including directories in the borough of Manhattan in New York City, metropolitan Boston and greater Chicago.

### Products and Services

Our principal activity is the sale of advertising in, and the preparation and publication of, our classified directories. Our products and services are designed to generate business leads by introducing our users to our advertisers. We maintain, develop and regularly update extensive databases of information on businesses, the core of which are small and medium-sized businesses in the United Kingdom and the United States.

Our principal products and services are:

- *UK printed directories,* comprising Yellow Pages and Business Pages;
- *US printed directories,* comprising directories published by Yellow Book East and Yellow Book West; and
- *other products and services:*
  - *online services,* including our Yell.com and Yellowbook.com internet sites in the United Kingdom and the United States; and
  - *Yellow Pages 118 24 7,* a telephone-based, operator-assisted, classified information service in the United Kingdom.

*UK Printed Directories*

UK printed directories contributed 51.5% to Group turnover in the 2003 financial year. The following table sets forth certain information regarding our Yellow Pages and Business Pages directories for the 2003 financial year:

| | Yellow Pages | Business Pages |
|---|---|---|
| Directory editions(1) | 88 | 6 |
| Copies distributed (in millions) | 27.8 | 1.3 |
| Uses per month (in millions)(2) | 101 | 8.2 |
| Unique advertisers(3) | 448,000 | 13,500 |
| Advertisements(4) | 1,037,000(5) | 19,100 |

(1) Number of editions that have been recognised for revenue purposes.

(2) As measured by third-party market research consultants, based upon a sample.

(3) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed in the period. There is some overlap of advertisers in Yellow Pages and Business Pages.

(4) Number of billed advertisements accounted for in the period.

(5) This number is not comparable with previously reported figures due to an improvement in our systems that now allows us to count separately advertisements in our rescoped Yellow Pages directories. Previously advertisements from existing advertisers in rescoped directories were counted only once. The figure for Yellow Pages advertisements in 2003 on a like-for-like basis would have been 960,000.

*Yellow Pages Directories*

Yellow Pages is a series of annual regional classified directories that list the name, address and telephone number of substantially all business telephone subscribers in the United Kingdom. The listings are currently organised into over 2,340 available classifications, with more than one classification potentially applicable to a business. We published 88 regional directories in the 2003 financial year, covering substantially the whole of the United Kingdom. Our Yellow Pages directories are used approximately 1.2 billion times each year, based upon an estimated average monthly usage of approximately 101 million.

Businesses are offered a "free-line entry", which is a listing on a discretionary basis at no charge in the relevant edition of our Yellow Pages directories. The entry includes only the name, address and telephone number of the business, which is listed in alphabetical order in the relevant classification in a three-columns-to-a-page format. We maintain the information that forms the basis of these listings as part of our proprietary database, which is derived from raw data purchased in the United Kingdom from BT, which includes BT's and other Telcos' subscriber information and is supplemented with further information that we obtain from our field sales and customer service employees. See "—Operations—Marketing and Sales—Customer Service and Credit Control".

A range of additional paid advertising options are available in our Yellow Pages directories, as follows:

- *Light-faced entries* — An additional line of contact information in standard text that appears underneath the free-line entry. It can be a web address, email address, mobile phone number or fax number.
- *Bold entries* — An advertiser's name is printed in bold text and in a larger font than in free-line entries.

- *Semi-display* — An advertiser's line entry is separated from surrounding entries in a box format, sometimes including limited additional information and logos.

- *Display* — A full display enables advertisers to include a wide range of information, illustrations and logos. The cost of display advertisements depends on the size and type of advertisement purchased. The following types of display advertisements are available:

  - *Column* — covers all or part of one of the three columns on a page.

  - *Part page* — two or three columns wide, for greater prominence on the page.

  - *Full page* — covers an entire page for greater prominence within a business classification.

  - *White Knock-Out* — We print our Yellow Pages directories using yellow ink on white paper to create the yellow background characteristic of our directories, as a more cost-effective and environmentally friendly alternative to printing on yellow paper. Businesses may pay to have all or a portion of their advertisement printed against a white background for increased visibility in contrast to surrounding advertisements that are printed against a yellow background.

  - *Colour* — Since October 2001, we have offered a complete range of colour advertisement options in all of our published directories. All colour advertisements are priced at a premium to our normal advertisements and give advertisers even greater prominence on a page.

  - *Bound inserts* — Inclusion of a full-page, double-sided, heavyweight, full-colour insert that is bound inside the directory. These inserts enable advertisers to achieve prominence and increase the amount of information displayed to directory users. Technical considerations limit the number of bound inserts to approximately six per directory.

  - *Cover* — Premium location advertisements are available on the inside and outside back covers of Yellow Pages directories.

In addition, we sell artwork services to our directory advertisers in Yellow Pages.

*Business Pages*

In addition to our Yellow Pages directories, we published six Business Pages directories in the 2003 financial year. We began publishing Business Pages directories in 1984. Business Pages is an annual classified business-to-business directory that carries the name, address and telephone number of selected businesses in the principal metropolitan areas in the United Kingdom, together with information on general business topics such as security, office technology and taxation. The Business Pages directory is designed for businesses that supply goods and services to other businesses. Information on Business Pages advertisers is also available through Yell.com.

These six Business Pages directories cover London, the Midlands, the North-West, Scotland, the Thames Valley and Yorkshire. As with our consumer Yellow Pages directories, Business Pages offers free-line entries, bold entries and a range of display advertisements in approximately 1,480 available classifications.

***US Printed Directories***

US printed directories contributed 44.8% to Group turnover in the 2003 financial year. During the 2003 financial year, our US printed directories were published in 40 states and Washington, DC under the Yellow Book brand with additional McLeod branding in the directories that we had acquired from McLeodUSA, in accordance with our prior trade dress agreement with McLeodUSA. Our Yellow Book directories maintain a strong brand presence in those markets in which they are published. Our total of 40 states has since been increased to 41, following a directory expansion into Rhode Island after 31 March 2003.

The following table sets forth certain information regarding our combined Yellow Book East and Yellow Book West directories for the 2003 financial year:

| | Yellow Book |
|---|---|
| Directory editions | 525 |
| Copies distributed (in millions)[1] | 62.9 |
| Unique advertisers[2] | 363,000 |
| Advertisements[1][3] | 2,539,000 |

(1) This number does not include nine directories published by Yellow Book West as a result of our acquisition of NDC.

(2) We have made considerable progress towards operating a single customer database platform in the United States and have begun integrating our customer results for Yellow Book East and Yellow Book West. We have been able to make improvements to the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicated records of unique advertisers across quarterly accounting periods and in multi-market directories, particularly but not exclusively in Yellow Book West. We have not restated prior year Yellow Book East figures, and comparisons with previous periods are not therefore valid. There is still, however, some overlap in reporting unique advertisers between Yellow Book East and Yellow Book West that we anticipate removing in our 2004 financial year, and there may be further elimination of duplication in our Yellow Book West accounts in the same period. These improvements have not affected the reporting of our financial results.

(3) Total advertisements published, both revenue and non-revenue generating.

Our classified directories list the name, address and telephone numbers of business telephone subscribers in the geographic areas covered by our directories. The listings are currently organised into over 6,000 available classifications in Yellow Book East and over 3,800 available classifications in Yellow Book West, with more than one classification potentially applicable to a business. As is the case with our UK printed directories, businesses in the geographic areas covered by our directories are offered free-line entries at no charge.

We have a higher ratio of total advertisements to unique advertisers in the United States than in the United Kingdom. This is due to price discount schemes that offer advertisers extra advertisements as an incentive to book early in the sales canvass and encourage advertisers to advertise in more than one classification and in more than one directory, which is facilitated by the higher number of classifications and larger numbers of small, contiguous community directories in the United States than in the United Kingdom.

Our US printed directories offer advertisers a range of paid advertisement types and sizes similar to those available in our UK printed directories. Advertisers may choose to buy bold text, semi-display, a range of display advertisements (including graphics) and/or premium-location advertisements on the spine and front and back covers of our directories.

Due to a more fragmented market, we believe that there is a much greater opportunity for the introduction of new directories and geographic expansion in the United States compared to the United Kingdom. The large number of US directory publishers could also provide further opportunity for acquisitions. Since we acquired Yellow Book in August 1999, we have pursued a strategy of rapid geographic expansion and we have launched 40 new directories to increase our geographic coverage in the United States. Significant directories launched include directories in the borough of Manhattan in New York City, metropolitan Boston and greater Chicago.

Historically, we have launched directories to cover new areas in two ways. Where we believe we can effectively do so we launch a new directory with paid advertisements, utilising our field sales and telesales employees. In areas where we do not have significant name recognition, where we do not have a nearby sales force or where there is significant competition, we may launch using a prototype directory in which we offer free advertisements in the first directory. Although we intend to continue geographic expansion through new directory launches, we do not intend to launch as many directories as previously. No prototype directories are currently forseen for the 2004 financial year.

*Yellow Book East*

Our Yellow Book East directories have historically published two principal types of classified directories in the United States:

- community directories, which cover individual communities, based on well-defined shopping patterns; and

- wide-area directories, which cover several distinct communities, often a county or a metropolitan area.

The decision to publish a community or wide-area directory is made on a case-by-case basis, depending on a number of factors, including the nature of the directory published by the local telephone operator, our view of the potential level of demand for advertising and our ability to offer advertisers and users a differentiated product. We continually evaluate the effectiveness of our approach and in several instances we have consolidated several community directories into one wide-area directory in order to achieve efficiencies in production, printing and/or distribution.

*Community directories.* In the 2003 financial year, we published 113 community classified directories in New York, Florida and New Jersey. Our community directories consist of:

- a *yellow classified directory section*, which contains display advertisements in two columns and listings of businesses under approximately 6,000 available classifications;
- a *white pages section*, which lists in alphabetical order the names, addresses and telephone numbers of businesses and individuals located in the geographic area covered by the directory;
- a *community information section*, which includes maps and other reference information about general community services such as listings for government offices, schools and hospitals; and
- *coupons* and *advertising inserts*.

*Wide-area directories.* In the 2003 financial year, we published 138 wide-area classified directories covering areas larger than our community directories. These areas include parts of Alabama, Delaware, Washington, DC, Georgia, Illinois, Louisiana, Maryland, Mississippi, upstate New York, North Carolina, Pennsylvania, Tennessee and Virginia.

Our wide-area directories have essentially the same format as our community directories, although our larger directories do not include consumer white pages.

In addition to our consumer wide-area directories, we also publish one business-to-business directory serving the boroughs of Brooklyn and Queens, and Long Island, New York. The business-to-business directory consists of classified listings, alphabetical business listings on white pages, a business information section and a guide to the online business-to-business directory. First published in 1988, the business-to-business directory is generated from the proprietary database we developed based on the advertisers in our community directories, known businesses in the area and business suppliers identified through market research. We distributed approximately 220,000 copies of the business-to-business directory in the 2003 financial year.

*The Acquisition and Integration of McLeod and NDC*

We acquired McLeod, which is now part of the business that we refer to as Yellow Book West, in April 2002. The McLeod acquisition included 264 directories published in the 2003 financial year. Through our acquisition of NDC in December 2002, Yellow Book West published a further nine directories in the 2003 financial year.

Further, through its third-party contract publishing business unit, Consolidated Communications Directories, Inc. ("CCD"), Yellow Book West currently acts as the vendor and publisher of various directories for several small telephone companies across the United States. As a result of a lack of perceived attractive future growth potential, Yellow Book West has decided to exit this business and is not renewing arrangements with local telephone companies as contracts expire.

With the integration of McLeod and NDC, we have implemented a single management structure over all of our US printed directories. We believe that the integration of McLeod and NDC includes the following benefits:

- improved sales force utilisation and management in contiguous or overlapping markets;
- the ability to more effectively target national customers by offering a presence, at the time of the acquisition, in 40 US states and Washington, DC as opposed to 19 US states and Washington, DC;
- significant cost savings through an improvement in volume discounts for general expenses, such as paper, pre-press costs and printing;
- cost savings on the closure of one of three production sites;

- the transfer of strengths and best practices between Yellow Book East and Yellow Book West, such as improved marketing performance through the transfer of Yellow Book East's sales strengths and improved standardisation and process management in back-office and production systems through the adoption of Yellow Book West's processes; and
- a broader base in the United States into which some of Yell UK's more sophisticated sales and production processes and technologies can be introduced, creating the possibility of a single customer service and production platform offering substantial economies of scale.

In connection with the McLeod acquisition, we entered into a publishing, branding and operating agreement with McLeod's former parent companies. Under this agreement, we were obliged for a period of three years to publish the directories previously published by McLeod prior to its acquisition under McLeod trademarks, and also retain some aspects of McLeod's trade dress. The "trade dress" of the directory cover is a black background with a yellow star in its centre; in the star is a map of the region covered by the directory; and the names of the towns and the directory's date, amongst other things, appear in specific colours in specific places on the cover and spine of the directory. This agreement has now been renegotiated and Yellow Book is no longer obliged to publish directories under the McLeod trade dress. Instead, for no fee, McLeod USA receives a credit card-sized advertisement on the cover of each former McLeod directory, up to four pages within the community section and advertising under various headings. See paragraph 11 of Part X "Additional Information—Material Contracts".

### *Other Products and Services*

Other products or services contributed 3.7% to Group turnover in the 2003 financial year. In addition to our printed directories, we provided other associated products and services such as online services, Yellow Pages 118 24 7 and "Service Call". During the 2003 financial year, we also provided direct marketing and database development services to businesses principally in the United Kingdom through our Yell Data business, which we subsequently sold.

#### *Online Products and Services*

In the United Kingdom, our online products and services are based on our internet site, Yell.com, which is designed to complement our off-line products and services. They include a directory search engine, web links, template websites (including design and hosting), other online advertising products and services and domain names. These products and services are designed to generate sales leads for our advertisers by enabling consumers and businesses to identify appropriate suppliers of goods and services and by facilitating contact.

The following table sets forth certain information regarding Yell.com:

| | March 2001 | March 2002 | March 2003 |
|---|---|---|---|
| Yell.com page impressions per month (in millions) | 16 | 33 | 39 |
| Yell.com searchable advertisers[1] | 65,220 | 55,810 | 74,680 |
| Yell.com unique visitors for March (millions)[2] | n/a | n/a | 4.4 |

(1) Unique customers with a live contract at month end. The figure for March 2001 shows 'total paying advertisers'. Figures for March 2002 onwards refer to searchable advertisers only, i.e. advertisers who can be searched for by users on Yell.com. It excludes advertisers who purchase such products as banners and domain names. The 'total paying advertisers' figure for March 2002 was 81,530 and for March 2003 was 93,580 on the same basis as reported previously.

(2) The number of Yell.com unique visitors for the financial years ended 31 March 2001 and 2002 is not available.

Charges for our online services are currently largely based on annual fees or costs per thousand views. We currently generate most of our turnover for our online services from advertising, and in the future we expect increased revenue from those sources and from the development of other lead-generating services such as enhanced listings.

In the United States, we generate turnover from our Yellowbook.com website through selling templated advertisements and banner advertising, mainly to existing printed directory customers for a monthly fee.

#### *Yellow Pages 118 24 7*

The new Yellow Pages 118 24 7 phone service is our telephone-based, operator-assisted directory service that is available 24 hours a day, seven days a week. The service was launched on 3 March 2003, in connection with the deregulation of the UK directory enquiries market, to replace the Talking Pages service. Yellow Pages

118 24 7 operators are able to access our Yellow Pages database and perform searches based on classifications, geographic locations and key words to identify businesses, shops and services that match criteria specified by the caller. The service also provides full business and residential listings as well as film and cinema information. Advertisers may update their information as frequently as they wish, giving them the ability to highlight special promotions, new services or changes in their business details.

As at 31 March 2003, we had approximately 1.9 million free-line entries for businesses on Yellow Pages 118 24 7 and approximately 27,500 paying advertisers whose information is given out on a preferential basis to the free-line entries. In the 2003 financial year, Yellow Pages 118 24 7, including its predecessor Talking Pages, received over 11.2 million enquiries. Yellow Pages 118 24 7 provides a complementary information source for users of our printed and online products and services and, therefore, provides an additional source of sales leads for advertisers. As at 31 March 2003, approximately 75% of our Yellow Pages 118 24 7 advertisers also advertised in Yellow Pages.

*Service Call*

Service Call offers a telephone answering service in the United Kingdom to advertisers requiring 24-hour call-out facilities. The advertiser pays a flat monthly fee and an additional fee on a per-call basis to use Service Call.

**Operations**

***Publishing Cycle***

We publish our directories on a 12-month cycle and in general produce each directory once each year. The nature of the publishing process means that there is a long lead time between the first sales activity and final distribution of a directory.

- *Selling* — Sales activity for a specific directory typically starts six months prior to publication. Our sales team focuses on a directory region and commences selling advertisers advertisements for the 'home' directory of each advertiser as well as selling advertisements for all of our other directories. Utilising a canvass-based approach, they contact existing advertisers and encourage them to renew and increase their advertising programme and to purchase other products in our portfolio. At the same time they approach new business prospects and leads generated by our customer service group and by our marketing activities.

- *Book closure* — Two months prior to publication, the sales activity for a particular directory is halted and the directory is considered to be closed. At this stage we continue to process orders, but the sales team does not actively sell advertisements. During this period we concentrate on amendments to sold advertisements.

- *Final closure* — One month prior to publication the directory is finally closed. This is the deadline date for all amendments and cancellations. After this date all advertisements booked on or before this date will be published. As these dates are critical to the publication process they are clearly shown on our rate cards.

- *Pre-press* — The preparation, proofing and amendment of customer advertisements takes place throughout the sales process. When completed, directory content is finalised and directories are paginated.

- *Printing and distribution* — On completion of the pre-press activities, printing and binding of the directory commences. Distribution begins as soon as the first completed directories are produced and takes on average three weeks per directory.

Although we recognise our revenues for accounting purposes when each published directory has been delivered, the long lead time of the publishing process gives us early visibility of revenue flows. We monitor sales on a book-by-book basis and are able to forecast the performance of each directory early in the sales cycle. This allows us to make changes to the sales activity in a particular region in response to initial sales performance and allows more accurate forecasting of final revenue flows.

### *Marketing and Sales*

We continually seek to increase both the number of advertisers and the number of users of our directories, with success in one area generating success in the other area in accordance with the virtuous circle model characteristic of our industry. Our marketing and sales activities include promotion of our brands, our direct sales activity and specific sales promotions.

#### *Brand Awareness*

We believe that the strength of our brands facilitates our ability to increase usage of our directories as well as increases our number of advertisers and the volume of advertisements our advertisers purchase.

We promote the "Yell", "Yellow Pages", "Yellow Book", "Yell.com" and "Yellowbook.com" brand names and our other individual products through a variety of media, including television, newspapers, billboards, magazines, radio publicity and the internet. Our advertising campaigns are designed to build brand awareness amongst users of our products and amongst advertisers that advertise in our directories. In the United Kingdom, in particular, we have a reputation for clever, amusing advertisements and have won numerous awards for our advertising campaigns. In the United States, to capitalise on the extensive national footprint resulting from the acquisitions of McLeod and NDC, we have launched a national advertising campaign. See "—Company Strengths—High brand recognition".

#### *Sales Force*

We currently have a sales force of more than 4,000 employees in the United Kingdom and the United States. We believe that this extensive sales force is both experienced and well trained and that it constitutes one of our key business resources. Our sales force is divided into three principal groups in both the United Kingdom and the United States:

- *Field sales* focus on advertisers for new and repeat medium-sized and large advertisements in the United Kingdom. In the United States, we target most of our advertisers through our field sales force. All of our field sales force in the United Kingdom are equipped with laptop computers, which provide them access to up-to-date advertiser information and market data and enable them to assist advertisers in developing advertising programmes and designing their own advertisements. Our field sales force in the United Kingdom has access to a proprietary software application, which allows them to design advertisements in the field. We expect that we will be well positioned in the future to adopt those practices and technologies used by the UK field sales force which would be appropriate for our US field sales force.

- *Telephone sales* focus on new and repeat advertisers for smaller advertisements and represents our principal source of new advertisers in the United Kingdom. Historically, Yellow Book East has not maintained a significant telephone sales force. Yellow Book West has a more-established telephone sales force. In the future, we expect that telephone sales will be an increasing and cost-effective source of new advertisers in the United States for both Yellow Book East and Yellow Book West as we expand and build on Yellow Book West's existing facilities.

- *National account sales* in both the United Kingdom and the United States focus on larger businesses that place advertisements in multiple directories. We believe that we will attract more national accounts in the United States due to our increased geographic coverage resulting from the McLeod and NDC acquisitions.

*Sales Channel Allocation*

The table below sets out our information on the approximate proportion of accounts and turnover corresponding to each sales group during the 2003 financial year.

| Sales channel | Number of employees[1] | Proportion of accounts covered by respective sales channel[2] | Proportion of turnover generated by respective sales channel[2] |
|---|---|---|---|
| | | (%) | (%) |
| **United Kingdom** | | | |
| Field sales | 1,060 | 59 | 67 |
| Telephone sales | 668 | 37 | 9 |
| National account sales | 72 | 4 | 24 |
| | 1,800 | 100 | 100 |
| **United States (Yellow Book East)** | | | |
| Field sales | 1,152 | n/a | 90 |
| Telephone sales | 53 | n/a | 3 |
| National account sales | 53 | n/a | 7 |
| | 1,258 | n/a | 100 |
| **United States (Yellow Book West)[3]** | | | |
| Field sales | 891 | n/a | 84 |
| Telephone sales | 130 | n/a | 7 |
| National account sales | 2 | n/a | 9 |
| | 1,023 | n/a | 100 |
| Total number of employees | 4,081 | | |

(1) Approximate number at period end.

(2) Approximate percentage; proportion of accounts covered by respective sales channel information is not available for Yellow Book East or Yellow Book West.

(3) Includes NDC from 1 January 2003.

Each of these groups works together in a co-ordinated fashion within a region and focuses its efforts on a rotating basis on specific geographical areas based on the publishing cycles of directories within the region whilst focusing on our sales strategy of encouraging our existing advertisers to allocate more of their advertising budget to our products, of increasing the number of our products they use and of winning new advertisers and retaining new and existing advertisers. We continually review the structure of our sales force and re-allocate accounts to maximise both service and added value.

Given our experience that average turnover per advertiser generally increases with the duration of our advertiser relationship, we focus on promoting a stable sales force that will help build and maintain advertiser relationships. To that end, in the United Kingdom we pay our sales force largely on a fixed-salary basis with an open-ended element that is commission based. In the United States, whilst we currently pay our sales force with a higher element of commission than in the United Kingdom, we are working towards changing the salary structure to a basis similar to that in the United Kingdom.

We believe that overall we have a loyal and mature sales force, as demonstrated by the fact that the average age of our sales force, including relevant management and support staff, in the United Kingdom is 34, with an average length of service of 4.8 years. The average age of our Yellow Book sales force in the United States is 38.5 years, with an average length of service of 3.25 years.

In order to ensure that we maintain a competitive sales force, we seek to be very selective in recruiting from amongst the large number of applicants we consider, and our sales representatives undergo continual training programmes and have regular appraisals to ensure that they are able to give advertisers high-quality service and advice on appropriate advertising products and services.

*Promotions*

As part of our marketing and sales effort, we have also engaged from time to time in specific promotional initiatives. In April 2002, we introduced our "Move In" programme, which offers a discounted rate for one year on quarter-column display advertising and semi-display advertising. Also in April 2002, we introduced our

"Move Up" programme, offering discounted rates for the take-up of larger display advertisements. This is open to renewing advertisers in both our Yellow Pages and Business Pages directories.

In the United States, we have introduced several different programmes that allow advertisers to test the effectiveness of increasing their advertising programme at a reduced rate. The "Headings Development" programme gives advertisers in Yellow Book directories who purchase an advertisement at full price the opportunity to receive the same advertisement in another classification free of charge for the first year and at a reduced rate in subsequent years. Further, advertisers in a select number of Yellow Book West directories purchasing a full-price advertisement can increase their advertisement to the next larger size. Yellow Book East advertisers who purchase a full-price advertisement in certain directories can in the first year benefit from a reduction in the price charged on a second advertisement in another classification in the same directory. The "Step Up" programme offered by Yellow Book allows advertisers to test the benefits of a larger advertisement at a discount rate. Through its "Early Close Incentive" programme, Yellow Book also offers advertisers in certain directories a discount on an additional advertisement in a directory if the first advertisement is purchased early in the sales canvass of the particular directory. In seeking to encourage national advertisers to trial certain directories, Yellow Book may offer a 50% reduction in advertisement cost in additional directories (multi-book buy).

*Customer Service and Credit Control*

Our ability to retain and increase sales to existing advertisers and to increase our penetration amongst potential advertisers is substantially dependent on the quality of our customer service and the business records and databases we maintain. Our customer service groups, particularly in the United Kingdom, maintain and update our business records and databases by capturing data from lists purchased from Telcos and from our existing advertisers and potential advertisers. Our customer service groups enhance the raw data by contacting businesses, verifying the validity of the data and collecting further information about the business. They also generate sales leads for our sales force. We take the commercially available data and transform it into a proprietary database, which we then use as the basis for the majority of our products and services.

Our customer service groups also manage pre- and post-sales order processing, respond to advertiser enquiries, and provide information and support to our sales teams. In addition, our customer service groups monitor advertiser cancellations, requests for additional directories and advertisement errors, and determine the types and causes of errors.

Our customer service groups are also responsible for billing and collection. We continue to manage our exposure to bad debt through initial credit checking of new advertisers. Our credit check of new advertisers focuses on known areas of bad debt expense risk, such as certain directory classifications and levels of amounts spent. All new orders for existing advertisers are automatically checked for outstanding debt prior to confirmation. Both internal and external data are used to arrive at a decision on whether or not to extend credit to an advertiser. Where doubts about an advertiser's creditworthiness exist, we require the advertiser to pre-pay part or all of the value of its order.

Some of our bad debt may be written off through uncontrollable loss for a number of reasons such as liquidation, bankruptcy, voluntary arrangement and death. Our remaining bad debt arises when collection efforts are judged to be no longer viable or economical. See "Risk Factors—Our business may be adversely affected by our reliance on, and our extension of credit to, small and medium-sized businesses".

***Production, Pre-press and Printing***

The following table sets out certain information regarding our publishing activities in the 2003 financial year:

| Printed directories | Editions | Copies (in millions) | Metric tonnage[1] |
|---|---|---|---|
| Yellow Pages | 88 | 27.8 | 55,800 |
| Business Pages | 6 | 1.3 | 1,500 |
| Yellow Book East | 252 | 29.4 | 63,600 |
| Yellow Book West | 273 | 33.5 | 42,700 |

(1) Metric tonnage is paper used in the production process. One tonne equals 2,200 lbs.

*Pre-press*

Pre-press activities include preparing the artwork, format and layout of advertisements, implementing customer amendments, proof reading and paginating the directories. At the end of the pre-press stage, directory pages are sent in digital format to the printers for printing. In the United Kingdom, we outsource most of our pre-press activities to Pindar Set Ltd., with whom we have maintained ongoing relations for nearly 20 years. Our operational contract with Pindar Set Ltd. for pre-press services commenced on 1 May 1995 and, following a renewal, extends until 31 March 2004. In the United Kingdom, we also maintain a graphic arts studio for some pre-press services, currently employing approximately 64 full-time employees and two part-time employees to design display advertisements for our large advertisers. In the 2003 financial year, our graphic arts studio produced approximately 192,800 designs for advertisers. This includes speculative visuals used to support the recommendation of a new programme of advertising through to final artwork and amendments.

Historically, pre-press activity in the United States was outsourced to a number of suppliers by Yellow Book East and was conducted in-house by Yellow Book West. Following a trial period, in order to improve our US pre-press capability, we entered into an agreement on 5 April 2002 to outsource our pre-press activities in the United States to Pindar Set Ltd. at their Pennsylvania location over the next two years and to move towards a digital format. We intend to migrate to a fully integrated model for Yellow Book using Pindar Set Ltd.

*Printing*

Because of the large print volume and particular binding requirements, the printing of directories requires a high level of specialisation. We outsource our printing in the United Kingdom to RR Donnelley, which prints and binds all of our Yellow Pages and Business Pages directories and with which we have had a relationship for over 20 years. We entered into a new five-year contract with RR Donnelley (subsequently extended to eight years), which commenced in August 2001 and includes the printing of colour advertising. In the United States, we have entered into fixed, long-term contracts with our principal printers for both Yellow Book East and Yellow Book West, which are RR Donnelley and Quebecor Printing, Inc. These contracts run to 31 March 2007 and 31 December 2007, respectively.

***Distribution***

We typically aim to deliver our directories free of charge door-to-door to all of the residences and businesses in all of the geographical areas for which we produce directories. We currently outsource our directory distribution to four independent distribution companies in the United Kingdom pursuant to long- and short-term agreements. In the United States, Yellow Book East currently uses several independent distribution companies for the delivery of its directories, making agreements with each company on a per-directory basis. We deliver our Manhattan directory principally through the US Postal Service. Yellow Book West primarily carries out book distribution through an in-house operation. A large, highly automated distribution facility is located adjacent to its headquarters in Cedar Rapids, Iowa. This facility organises the routing, mapping and mailing via the US Postal Service of directories and liaising with subcontractors to deliver the books.

***Paper Supplies***

Paper is our largest raw material and one of our largest variable-cost items. In the 2003 financial year, we purchased approximately 163,600 tonnes of paper for our directories. Our principal paper suppliers in the United Kingdom are UPM-Kymmene, which provided 95% of our Yellow Pages paper requirements in the 2003 financial year, and Stora Enso, which supplied 90% of our Business Pages paper requirements in the 2003 financial year. Our principal paper suppliers in the United States were Norske Skog Canada, Bulkley Dunton/Kruger and UPM-Kymmene, which together supplied 96% of our paper requirements in the 2003 financial year.

To realise economies of scale, we tend to concentrate our paper purchases with a small number of suppliers. To help limit our exposure to fluctuating paper purchase prices, we have two-year fixed-price arrangements with our main suppliers, although until recently we did not have any fixed-price arrangements in the United States but instead obtained paper for Yellow Book at prevailing market rates, either directly from the paper suppliers or via our printers. In the United Kingdom, the current maximum-price arrangements with UPM-Kymmene expire on 31 March 2006, and those with Stora Enso expire on 31 March 2004. In the United States, we have recently entered into fixed-price arrangements with UPM-Kymmene, Norske Skog Canada and Bulkley Dunton/Kruger, which expire on 31 August 2004, 30 April 2004 and 31 August 2004, respectively. See "Risk Factors—Increased paper prices may have a material adverse effect on our business".

We have worked with our printers in the United Kingdom to achieve reductions in the amount of paper wasted in the production process from approximately 20% in the 1993 calendar year to approximately 8.1% in the 2003 financial year, compared to our estimate of the printed directories industry average of 9% to 12%. The use of special typefaces and advanced pagination and production techniques, including digital formatting, coupled with effective wastepaper management, enables us to further optimise paper usage and costs in the United Kingdom.

**Environment**

In both the United Kingdom and the United States, we actively seek to minimise the impact of the production of our directories on the environment. In particular, we have been increasing the percentage of recycled paper fibre used in our printed directories. In the 2003 financial year, the recycled fibre content of our UK Yellow Pages directories was approximately 48.2% and in our Yellow Book East directories it was 40%. We actively promote the collection and recycling of used directories in the United Kingdom through links with, and by providing financial support to, local government. In the United States, Yellow Book West ran recycling programmes in 252 markets in the 2003 financial year, and recycled approximately 5.6 million directories. Our activities in the United Kingdom are registered to ISO 14001, the environmental standard of the International Standards Organisation. Our activities in our Yellow Book West directory regions meet the environment standards defined by YPIMA (formerly YPPA).

**Information Systems**

Our key business processes are highly automated, and we believe that our information systems are key operational and management assets. Our information systems are an integral part of our business processes and support systems and we use them to help sell and deliver our products, and to maintain our databases.

Our advertiser database enables us to identify market potential and allocate advertisers to appropriate sales channels, develop sales campaigns and compile advertiser data for use by our sales force. In the United Kingdom, our field sales force is equipped to allow remote working and reduce travel downtime. Their equipment includes standard templates to enable sales consultants to assist advertisers to design their own advertisements. We have developed specialised proprietary applications for market analysis as well as to support our telephone sales and field sales forces. For example, we have developed a sophisticated application for analysing the advertiser base and developing sales strategies for each directory area.

We have developed advanced systems to support our business processes. We operate wide-area networks in the United Kingdom and the United States to provide nationwide access to data. In the United Kingdom, we have direct data links with our pre-press supplier. In the United Kingdom, we have implemented management information systems provided by SAP for management accounting, human resources, core sales order processing, customer services and billing activities. Our data centre for the United Kingdom is in Reading, has over 15 terabytes of storage and is directly managed by a team of 15 people.

In the United States, we use DIAD and AMDOCS across a variety of hardware platforms that we have inherited in the course of acquisitions. We are in the process of consolidating all of our production systems, including those of Yellow Book West, onto the DIAD database, which is based in King of Prussia, Pennsylvania, which will completely replace AMDOCS. We plan to complete these conversions by the end of the calendar year 2003. We are not planning to implement an ERP system at this stage. We will also have direct links with our pre-press supplier utilising software that has been developed in conjunction with our UK directories business.

We expect to continue to undertake significant expenditures in developing and integrating our information systems in the future to support continuing operational efficiencies within the Group. In the United Kingdom, we have developed significant expertise in the development and implementation of our information systems and we intend to facilitate development of our US systems by transferring this expertise on a project-by-project basis.

**Intellectual Property**

We have made significant investments in our brand names and logos, including our "Yell", "Yell.com", "Yellow Pages", "Yellow Book", "Business Pages", "Yellowbook.com" and "Yellow Pages 118 24 7" brand names and logos. We currently use 63 trademark registrations in the United Kingdom, including "Yell",

"Yellow Pages", "Talking Pages", "Business Pages" and the "Walking Fingers" logo. We have five registered community trademarks which cover the European Union, and 13 pending community trademark applications. In addition, we have six registered trademarks in the United States. This number excludes the brand name "Yellow Pages" and the "Walking Fingers" logo, which are generic terms and therefore in the public domain in the United States. We do not have exclusive rights to the "Yellow Pages" brand name, or its local-language equivalent, in any countries in which we might operate, other than the United Kingdom, the Republic of Ireland and some of the former and current British territories overseas. We have registered over 1,000 internet domain names, of which we currently use nine to connect to our websites in the United Kingdom, including Yell.com, which provides a link to Yellowbook.com. For further information, see Part IX "Regulation".

We have registered the "Yellow Book" trademark in the United Kingdom and the European Union and have applied to register the mark in the United States. We cannot assure you that our applications for registration will be granted. In the United States, Interstate Publishers Corporation, a small independent publishing company, currently has a trademark registration on the supplemental register for the "Yellow Book" name which it uses in connection with publishing a buyers' guide distributed to purchasing agents for industrial companies. We have filed a cancellation action with respect to Interstate's registration and are actively pursuing our registration on the primary register.

We actively protect our brand names, internet domain names and logos in the countries in which we operate. For example, we are currently protesting the use by third parties of certain internet domain names that include the words "Business", "Pages", "Yell" and "Yellow Pages". In doing so, we are from time to time compelled to bring lawsuits against third parties in order to protect our intellectual property rights. See "Risk Factors—The loss of important intellectual property rights could adversely affect our competitiveness".

We are the proprietor of the database rights in the databases we have developed. As the proprietor of the database rights in our databases, we are entitled to prevent third parties from extracting or re-utilising all or a substantial part of the contents of our databases without our consent. In addition, we believe that we are the proprietor of the copyright in the databases we have developed to the extent that copyright subsists in them. As the proprietor of copyright in a database, we are entitled to prevent third parties from doing certain things, including copying the database, issuing copies of the database to the public or renting or lending the database to the public. In the United States, we also have copyrights in each edition of our directories.

We also own the copyright in software, artwork and literary work created by our employees during the course of their employment or assigned to us by contractors. We have also been assigned the trade dress that is displayed on the cover of the Yellow Book West directories, in accordance with the McLeod Branding Agreement.

**Competition**

We compete in the United Kingdom with other producers of classified and local advertising, such as Thomson directories, local, regional and national newspapers and classified advertising magazines, such as Exchange & Mart. As well, in late 2002 our former parent, BT, started to include a classified advertising section within its telephone directory publications and to gradually change the lifespan of these directories from 18 months to 12 months. In the United Kingdom, our price-setting is constrained by price controls imposed under the terms of undertakings given to the UK Secretary of State for Trade and Industry in 1996, which were revised in 2001. Our competitors are not constrained by such undertakings. For further information, see Part IX "Regulation". We sell our advertisements for printed directories on a fixed annual sales cycle and publish an advanced price list well before we publish a directory. In the United Kingdom, unlike in the United States, price differentials between classified directory publishers are not significant. We believe we are price competitive with other media.

In the United States, Yellow Book is the oldest and largest independent publisher of classified directories and we believe that we hold strong competitive positions in a number of markets in which we have published directories for several years. We are a relatively new entrant in many of the other areas in which we publish our directories, and we are seeking to establish our market position in these areas. We compete and may compete in the future primarily with telecommunication company publishers such as the Regional Bell Operating Companies, SBC, Verizon and BellSouth (the "RBOCs"), as well as recently divested directory publishing businesses, such as those previously belonging to Sprint and Qwest, both of whom have recently sold all or part of their directory businesses to private equity investors, and smaller independent publishers with aggressive growth strategies. These remain key competitors. We compete with these businesses on the basis of price and quality. Our prices are in general substantially lower than those of the RBOC publishers. In the United States, we are not subject to any government-imposed price restrictions.

In the United States, the relatively small size of the independent yellow pages publishers compared to the RBOCs has allowed them to compete on the time taken to bring a directory to the market and, particularly, on price. The following table compares prices charged by Yellow Book with prices charged by its main utility competitor in six areas:

***Rate comparison: Incumbent vs Independent***

| Market | Full-page mono rate |
|---|---|
| | (in dollars) |
| New York | |
| Manhattan (Verizon) | 87,986 |
| Manhattan (Yellow Book East) | 41,064 |
| North Carolina | |
| Charlotte (BellSouth) | 58,116 |
| Charlotte (Yellow Book East) | 25,956 |
| Pennsylvania | |
| Pittsburgh (Verizon) | 33,188 |
| Pittsburgh (Yellow Book East) | 18,612 |
| Missouri | |
| Columbia (Verizon) | 28,010 |
| Columbia (Yellow Book West) | 11,844 |
| Tennessee | |
| Jackson (BellSouth) | 17,592 |
| Jackson (Yellow Book West) | 8,364 |
| Colorado | |
| Colorado Springs (Dex Media) | 32,592 |
| Colorado Springs (Yellow Book West) | 18,588 |

*Source:* Yellow Pages Integrated Media Association ("YPIMA") (formerly known as "YPPA"), May 2003, and Yellow Book.

The internet is an increasingly attractive medium for advertisers. Internet advertising enables companies to deliver messages to targeted audiences with specific demographics and interests. Although advertising on the internet still represents only a small part of total advertising turnover, we believe that as the internet grows it may become increasingly important as an advertising medium. We compete through our internet sites Yell.com and Yellowbook.com, with, amongst others, companies providing classified directory information over the internet, such as in the United Kingdom, to a greater or lesser extent, www.Thomweb.co.uk, 118.scoot.co.uk and www.fish4it.co.uk and in the United States, to a greater or lesser extent, www.smartpages.com (RBOC), www.qwestdex.com, www.superpages.com (RBOC) and www.worldpages.com (independent publisher).

## PART II

## INDUSTRY

### Overview

Directory advertising provides a means for connecting buyers and sellers and generally takes the form of a printed classified advertisement. In this respect, we compete with all forms of classified advertising. Whilst any size of business can and does advertise in classified directories, the vast majority of businesses that place advertisements in classified directories are businesses in the small to medium-sized business category. For example, in the United Kingdom, approximately 93% of our advertisers have 25 or fewer employees. The businesses that comprise our UK advertiser base operate in a diverse range of industry sectors as demonstrated by the following table:

| Classification | Percentage of total advertiser base in 2003 financial year[1] |
|---|---|
| Builders | 2.0 |
| Wedding services all | 1.8 |
| Garage services | 1.4 |
| Electricians & electrical contractors | 1.4 |
| Restaurants all | 1.3 |
| Painters & decorators | 1.2 |
| Central heating services-domestic | 1.2 |
| Hairdressers | 1.1 |
| Plumbers | 1.1 |
| Roofing services | 1.1 |
| Driving schools | 1.1 |
| Solicitors | 1.0 |
| Beauty salons & consultants | 1.0 |
| Accountants | 0.9 |
| Landscapers | 0.8 |
| Dental surgeons | 0.8 |
| Taxis & private hire vehicles | 0.7 |
| Double glazing installers | 0.7 |
| Chiropodists | 0.7 |
| Estate agents | 0.7 |
| **Total top 20 classifications** | **22.0** |

(1) Advertisers may appear against more than one classification.

Our UK directories have approximately 2,340 classifications of largely different business types. In our 2003 financial year, each of the top 200 classifications had over 700 businesses advertising in them.

Classified directory publishers generally utilise the virtuous circle model in their approach to marketing. In this model, the greater the number of advertisers that advertise in a directory, the more useful it becomes to users. Users refer to the directory more often in their search for a supplier, which in turn provides more leads, and therefore better value to advertisers, who are encouraged to advertise more. Publishers facilitate this process by promoting the use of directories, and brand reputation grows as a result.

In general, classified directory publishing tends to be less susceptible to economic cycles than other forms of classified advertising. We believe that advertising in classified directories is a long-term marketing activity and provides a cost-effective, value-for-money approach for many types of advertisers. The result is that directory advertising is effectively an attractive purchase for a large number of small and medium-sized businesses. Further, we believe that printed annual directories are not suitable for more cyclical or 'instant' advertising such as recruitment advertisements. We believe that these factors combine to make classified directory publishers more resilient in periods of economic downturn than providers of other forms of advertising.

*Worldwide yellow pages sector*

| Year | 2002 | 2003(1) |
|---|---|---|
| | *(in $ billions)* | |
| Revenue | 25.4 | 25.9 |

(1) Estimate.
*Source:* The Kelsey Group, Inc. 2003.

Historically, classified directories have been published either directly by or through exclusive contractors of Telcos. In Europe, this has meant that the number of classified directory publishers has been limited. Many European countries have had one major classified directory publisher, generally marketed under the "Yellow Pages" brand and logo, or their local-language equivalent, with a few, smaller independent publishers that usually cannot use the "Yellow Pages" brand or logo.

Deregulation of the telecommunications industry in Europe has caused many of the classified advertising directory publishers to be partially or totally separated from their original parent Telco. Further, deregulation has resulted in an increase in the number of independent classified directory publishers in many European countries and new opportunities for classified directory publishers generally.

European classified directory publishers are subject to country and European regulations that apply generally to all such businesses. In the United Kingdom, the small number of classified directory publishers and the relative size of our Yellow Pages directories have caused Yell to be the subject of specific regulatory intervention. For further information, see Part IX "Regulation". We believe that other European classified directory publishers are not nationally regulated in the same manner as Yell.

In the United States, where the telecommunications industry has been deregulated for many years, there are classified directory publishers affiliated with Telcos and many more independent publishers. Simba Information, Inc. estimates that there were 293 yellow pages publishers in 1998, 260 in 2000 and 230 in 2002. These yellow pages publishers produced 6,500 directory titles in 2002 according to The Kelsey Group, Inc. In the United States, all publishers have been able to use the "Yellow Pages" brand and logo, and, as a result, national recognition of one company has not occurred. There has been significant recent consolidation of Telcos, which has resulted in the creation of fewer, but larger, Telco-owned classified directory publishers. There has also been considerable consolidation amongst the independent publishers, and recent activity would suggest that further consolidation may occur.

Worldwide, the directory advertising sector has displayed similar characteristics to the European sector. Deregulation of the telecommunications industry has provided new opportunities for classified directory publishers and there has been some consolidation. The Kelsey Group, Inc. estimates that the worldwide yellow pages industry was worth $25.4 billion in 2002, based on total turnover, and forecasts it to grow to approximately $25.9 billion in 2003.

Increased use of the internet and the development of other new technologies has resulted in an increase in the use of online-based directories and the entry of more companies into this industry sector. Current forecasts for the growth of expenditure on advertising through media such as the internet, mobile telephony and digital television would suggest that this sector will continue to expand.

## UK Directory Advertising

UK directory advertising is part of the classified advertising market, which in turn forms part of the total advertising market. The following table shows the total expenditure on advertising in these three sectors in the United Kingdom in each year from 1993 to 2002:

*UK advertising expenditure: 1993–2002*

| Year | Directories | Classified advertising | Total advertising[1] |
|---|---|---|---|
| | | (in £ millions) | |
| 1993 | 551 | 2,078 | 8,232 |
| 1994 | 589 | 2,311 | 9,086 |
| 1995 | 639 | 2,515 | 9,891 |
| 1996 | 692 | 2,768 | 10,675 |
| 1997 | 737 | 3,107 | 11,697 |
| 1998 | 780 | 3,398 | 12,730 |
| 1999 | 831 | 3,539 | 13,485 |
| 2000 | 868 | 3,918 | 14,783 |
| 2001 | 959 | 4,046 | 14,154 |
| 2002 | 990 | 4,021 | 14,196[2] |
| CAGR 93-02 (%) | 6.7 | 7.6 | 6.2 |

(1) Excludes direct mail and internet.

(2) Yell estimate.

*Source:* The UK Advertising Association/World Advertising Research Centre 2002 & 2003.

The Advertising Association is a federation of trade bodies in the United Kingdom that represents the advertising and promotional marketing industries, including all forms of directories and classified advertising and including companies such as advertisers, agencies, media and support services. The UK Advertising Association forecasts that expenditure on directory advertising in the United Kingdom will grow to over £1.1 billion by 2006, implying a compound annual growth rate ("CAGR") of 4.4% from 2002. Classified advertising and total advertising are forecast to have a CAGR of 4.0% and 5.1%, respectively, over the same period.

## US Directory Advertising

US advertising can be divided into three segments: yellow pages, classified advertising and total advertising. The following table shows total expenditure on advertising in each of these three sectors from 1998 to 2002:

*US advertising expenditure: 1998–2002*

| Year | Yellow Pages[1] | Classified advertising[2] | Total advertising[3] |
|---|---|---|---|
| | | (in $ billions) | |
| 1998 | 12.0 | 31.8 | 206.7 |
| 1999 | 12.8 | 33.3 | 222.3 |
| 2000 | 13.5 | 35.1 | 247.5 |
| 2001 | 13.9 | 32.1 | 231.3 |
| 2002 | 14.1 | 33.4 | 236.9 |
| CAGR 98-02 (%) | 4.0 | 1.2 | 3.5 |

(1) The Kelsey Group, Inc. Includes online advertising.

(2) Yell estimate using European Advertising and Media Forecast (2003), a joint publication of the World Advertising Research Centre and the UK Advertising Association.

(3) Robert J. Coen/Universal McCann.

The US yellow pages industry is structured differently from that in Europe, mainly due to the historical development of the telecommunications industry. It is the largest yellow pages industry in the world, with approximately 6,500 directory markets and 510 million directories distributed.

The RBOCs were formed upon the deregulation of the US telecommunications industry. The RBOCs have provided large regions of the country with both telecommunications and yellow pages services. Their yellow pages directories have typically enjoyed higher market shares and high brand recognition. Recent consolidation has seen a reduction in the number of RBOCs and in the number of the affiliated directory publishers.

Following deregulation a number of independent Telcos were formed and they, too, typically published yellow pages directories. Recently many of the independent Telcos have been acquired by the RBOCs. The relatively smaller size of the independent directory publishers has generally allowed them to offer lower pricing to advertisers than the RBOCs.

Independent directory publishers (that is, publishers not affiliated or associated with Telcos) have existed for many years. Typically, they have served niche markets with consequently lower brand recognition. The size of the independent directory publishers has generally allowed them to offer lower pricing to advertisers than the RBOCs.

The independent sector has grown much faster than that of the established RBOCs over the last five years, increasing its market share at the same time. This trend is expected to continue.

The following table shows recent changes in the structure of the two yellow pages sectors (incumbent and independent) and provides a forecast for 2007:

*US yellow pages turnover forecast*

| $bn | 1998 | % of market | 2002 | % of market | CAGR 98-02 | 2007[3] | % of market | CAGR[3] 02-07 (%) |
|---|---|---|---|---|---|---|---|---|
| Incumbent[1] | 11.0 | 91.7 | 12.1 | 86.0 | 2.4% | 10.6 | 70.6 | -2.6 |
| Independent[2] | 1.0 | 8.3 | 2.0 | 14.0 | 18.3% | 4.4 | 29.4 | 17.6 |
| **Total** | 12.0 | 100.0 | 14.1 | 100.0 | 4.0% | 15.0 | 100.0 | 1.3 |

(1) Incumbent covers expenditure in advertising in Telco-based yellow pages directories. This currently includes the three RBOCs, Qwest Dex and Sprint Publishing & Advertising. Although Qwest and Sprint have recently sold or announced the sale of their directory businesses, Kelsey still classifies them as incumbent.

(2) Independent refers to directories published by companies not affiliated with a utility company. This includes, amongst others, Yellow Book and TransWestern Publishing.

(3) Forecast.

*Source:* The Kelsey Group, Inc.

*Market fragmentation and consolidation*

| Year | 1998 | 1999 | 2000 | 2001 | 2002 |
|---|---|---|---|---|---|
| Number of publishers (print) | 293 | 282 | 260 | 240 | 230 |

*Source:* Simba Information, Inc.

Whilst all directory publishers in the United States are subject to general regulations applicable to businesses, at present no US directory publisher has been, or is, subject to price regulation.

## PART III

## MANAGEMENT

### Board of Directors

The Directors of the Company, their dates of birth and positions are as follows:

| Name | Date of birth | Position |
|---|---|---|
| Robert Avisson Scott | 6 January 1942 | Chairman (non-executive) |
| John Condron | 14 November 1949 | Chief Executive Officer (executive) |
| John Gordon Davis | 21 March 1962 | Chief Financial Officer (executive) |
| Charles Gordon Carey | 22 November 1953 | Director (non-executive) |
| John Bernard Coghlan | 19 April 1958 | Director (non-executive) |
| Joachim Eberhardt | 26 August 1963 | Director (non-executive) |
| Lyndon Lea | 13 January 1969 | Director (non-executive) |
| Lord Charles David Powell of Bayswater | 6 July 1941 | Director (non-executive) |

*Executive Directors*

***John Condron*** was previously the Managing Director of the Group, when it was a division of BT. Mr Condron started working for BT in 1973 in the International Finance Division. He later became Strategy Manager for BT's White Pages Division in 1978 before joining the Group in 1980 as New Product Development Manager. In 1987, he became the Marketing and Sales Controller and, in 1992, he assumed the additional responsibility of Managing Director of Yellow Pages Sales Limited. In January 1994, Mr Condron was appointed as the Managing Director of the Group. Mr Condron is Chairman of the UK's Directory and Database Publishers Association and a member of the UK Government's Advisory Committee on Advertising. Mr Condron is a director of Yellow Pages Sales Limited, General Art Services Limited, Yellow Book USA, Inc., Yellow Book of New York, Inc. and Yellow Book of Pennsylvania, Inc. He received an honours degree in Economics from Queen's University in Belfast. For further information see paragraph 6 of Part X "Additional Information—Directors' Service Agreements and Emoluments".

***John Gordon Davis*** is also a director of Yellow Pages Sales Limited and General Arts Services Limited. Before joining the Company in September 2000, Mr Davis was Group Finance Director at Yahoo! Europe. Before then, he worked for Pearson plc from 1997 to 2000 as Chief Financial Officer for their US operations, and as a board director of Pearson Inc. He subsequently became Finance Director of the Financial Times Group Limited. Mr Davis was a director of a number of Pearson subsidiaries from which he resigned prior to leaving Pearson, including Millartrice Limited. Mr Davis began his career at Price Waterhouse, where he qualified as a Chartered Accountant. From 1989 to 1997, he held a variety of positions at EMAP plc, including Director of Corporate Finance/Treasury and Finance Director of EMAP Radio. Mr Davis received a degree in Accounting from the University of Kent and a master's degree from the Stanford Graduate School of Business. Mr Davis is also the secretary of the Company. For further information see paragraph 6 of Part X "Additional Information—Directors' Service Agreements and Emoluments".

*Non-Executive Directors*

***Robert Avisson Scott*** is currently a non-executive director of The Royal Bank of Scotland Group plc, and its subsidiary companies, Royal Bank of Scotland plc and National Westminster Bank plc, as well as Jardine Lloyd Thompson Group Plc, Swiss Reinsurance Company Zurich and FocusWickes Group Ltd. Mr Scott retired as group chief executive of CGNU plc in 2001, having previously held the same position with CGU plc and General Accident plc, where he had been director since 1992. He was also chairman of the Association of British Insurers in 2000-2001, having been a board member for four years and a member of the President's Committee of the CBI from 1998-2000.

***Charles Gordon Carey*** is currently a consultant and member of the board of directors of News Corporation, Inc. Until January 2002, Mr Carey had served as co-chief operating officer of News Corporation, Inc. and the Fox Entertainment Group, Inc., and president and chief executive officer of Sky Global Networks, Inc. Mr. Carey has been appointed president and chief executive officer of Hughes Electronics Corporation and will assume this role upon the completion of News Corporation's acquisition of a 34% interest in Hughes Electronics. Mr Carey joined News Corporation, Inc. and The Fox Entertainment Group, Inc. in 1988, and served in numerous roles including executive vice president of Fox, Inc. from 1992 to 1994, chairman and chief executive officer of the Fox Television Group from 1994 to 2000. Prior to joining News Corporation, Inc., Mr Carey was employed at Columbia Pictures in various senior capacities from 1981 to 1987. Mr Carey is also a member of the board of directors of Gateway, Inc., British Sky Broadcasting Group and Sky Italia.

*John Bernard Coghlan* is currently deputy chief executive and group finance director of Exel plc. Prior to joining Exel/Ocean Group plc in 1995, Mr Coghlan qualified as a chartered accountant in 1982 and worked for Arthur Andersen for eight years before joining Tomkins plc, where he spent seven years in various financial roles.

*Joachim Eberhardt* is currently the Executive Vice President of Global Sales, Marketing and Service for DaimlerChrysler Motors LLC in Auburn Hills, United States. Until 1 June 2003 he was President & CEO of DaimlerChrysler UK Ltd, a position he held since November 1999. He joined Mercedes-Benz in Germany in 1985 and transferred to Mercedes-Benz of North America in 1988, where he progressed through positions as Assistant to the President/CEO and Group Manager Executive Staff to become General Manager of the company's own retail outlet in Manhattan. He then took over the role of General Manager, Marketing and Product Management, Passenger Car and Light Trucks in Montvale, New Jersey. From 1996 to 1998, he worked again at the Daimler-Benz AG headquarters in Germany as Vice President for Product Marketing and Management within the Passenger Car Division. He returned to the United States in early 1998 to take up the position of Vice President, Marketing. He is currently a non-executive director of a number of DaimlerChrysler owned subsidiaries, including DaimlerChrysler Services UK Ltd and Evobus UK Ltd. Mr Eberhardt holds a Masters of Arts degree from the Academy for Administration and Economics in Stuttgart, Germany and an MBA from New York University Stern School of Business.

*Lyndon Lea* is a partner of Hicks Muse and has been with Hicks Muse since 1998. Mr Lea currently serves on the boards of Premier International Foods Plc, HMTF Furniture Limited (which wholly owns Christie Tyler Limited), various Cayman limited companies which wholly own Aster City Cable and Burton's Foods Limited. Prior to joining Hicks Muse, Mr Lea served at Glenisla, which was then the European affiliate of Kohlberg Kravis Roberts & Co. He previously served in the investment banking division of Schroders in London and in the mergers and acquisitions department of Goldman Sachs in New York. Mr Lea received his BA Honours in Business Administration from the University of Western Ontario, Canada.

*Lord Charles David Powell of Bayswater* is currently UK chairman of Moet Hennessy-Louis Vuitton and chairman of Sagitta Asset Management Ltd. Lord Powell is also a director of, amongst others, Matheson & Co, Textron Corporation, Caterpillar Inc, Mandarin Oriental Hotel Group, LVMH, Schindler Holdings and British Mediterranean Airways. Lord Powell is also a member of a number of advisory boards and a trustee of a number of not-for-profit organisations.

For further information see paragraph 6 of Part X "Additional Information—Directors' Service Agreements and Emoluments".

**Senior Management**

The Company's senior management team (in addition to the Executive Directors listed above), their dates of birth and positions are as follows:

| Name | Date of birth | Position |
|---|---|---|
| Steve Chambers | 29 September 1953 | Chief Commercial Officer |
| Eddie Cheng | 15 March 1952 | eBusiness Director |
| Paul Fry | 25 May 1951 | Strategy & Business Development Director |
| James Haddad | 4 March 1957 | Chief Financial Officer USA |
| John Satchwell | 11 March 1955 | Operations Director |
| Victoria Sharrar | 2 June 1958 | Chief Sales Officer USA |
| Joseph Walsh | 15 April 1963 | Chief Executive Officer USA |

*Steve Chambers* is responsible for sales and marketing of the Group's services. Mr Chambers has worked in the directories business for over 20 years and prior to joining the Company in 1993, Mr Chambers held a variety of sales management positions including serving as a sales director with ITT World Directories UK. Prior to his appointment as Chief Commercial Officer, he served as Head of Sales of Yellow Pages Sales Limited.

*Eddie Cheng* is responsible for all the Group's UK new media services. Dr Cheng joined the Group in 1984 as a product development manager. He started his career as a sales representative for Ciba Geigy before joining BT in 1981 as a product manager in Prestel. Dr Cheng served on the Department of Trade and Industry's steering committee on electronic publishing during 1998. In 2003 Dr Cheng was involved in the National Audit Office's study on eBusiness transformation. Dr Cheng serves on the IAB's (UK) leadership council and was a member of BT's Executive Technology Council when Yellow Pages was a division of BT.

*Paul Fry* joined the Group in 1974. Since then, Mr Fry has worked in the Operations, Marketing and Business planning departments and has lead a number of key business development projects. Mr Fry has served as the Company's Strategic Development Director. He has represented the Group in several external organisations, including in the role of Board Director of the European Association of Directory Publishers.

*James Haddad* is Chief Financial Officer in the United States. Mr Haddad joined McLeodUSA Publishing Company in 1986, where he served as a Senior Vice President and its Chief Operating Officer until its acquisition by the Yell Group. Prior to 1996, Mr Haddad was Vice President–Finance and Chief Financial Officer from 1986 to 1996. Mr Haddad received a bachelor's degree in Business Administration with distinction from the University of Iowa.

*John Satchwell* is responsible for the Group's customer services, computing, process development and publishing activities. Prior to joining the Group in 1993, Mr Satchwell was Deputy Managing Director of ITT World Directories UK. He has also held management positions in GKN and Burmah Castrol. He is also a director of River Gardens Management Company Limited. Mr Satchwell received a master's degree in Business Administration from Warwick University.

*Victoria Sharrar* is Chief Sales Officer in the United States. Ms Sharrar was Vice President and General Manager of the RH Donnelley Proprietary East business that Yellow Book acquired in 1997. Prior to the acquisition Ms Sharrar worked for the RH Donnelley Proprietary East and West coast operations for over 12 years. She has a total of over 18 years' experience in the independent directory business. Ms Sharrar received a BA from the University of Southern California. She currently sits on the board of the Association of Directory Publishers.

*Joseph Walsh* joined Yellow Book USA, Inc. in 1987 and served as its Chairman and Chief Executive Officer from 1993 until its acquisition by the Company in August 1999. Before then, he co-founded IYP Publishing in 1982 and joined Data National as the Vice President of Sales in 1985, when IYP Publishing was acquired by Data National. Mr Walsh has been Chairman of the Association of Directory Publishers and has served on the Board of the Association of Directory Marketing in the United States.

**Board Composition**

Currently, the Company's Board is composed of eight members. The Board has established an audit committee, a remuneration committee and a nominations committee. Each Director has one vote. Resolutions will be adopted by a majority vote of those present at meetings.

Pursuant to the articles of association of the Company and the Shareholders Agreement, the Hicks Muse Participating Shareholders (acting together) and the Apax Partners Participating Shareholders (acting together) each separately have the right to appoint one non-executive director to the board for so long as they (or certain connected persons) continue respectively to hold at least 10% of the issued share capital of the Company. At present the Apax Partners Participating Shareholders (acting together) have not exercised this right. The Hicks Muse Participating Shareholders (acting together) and the Apax Partners Participating Shareholders (acting together) have each separately agreed that, in the event that they or their permitted transferees have a controlling shareholding (as defined in the Listing Rules) in the Company, they will ensure that a majority of the directors on the board of the Company and any committee of the board of the Company shall be wholly unconnected with the Hicks Muse Participating Shareholders and/or the Apax Partners Participating Shareholders (see paragraph 11.21(b) of Part X "Additional Information—Material Contracts—Shareholders Agreement").

The Company intends to appoint an additional independent non-executive director to the Board. The Company is currently looking for a suitable candidate although no individual has yet been identified or approached.

The Board has established an audit committee, a remuneration committee and a nomination committee. The Company expects that the Board will meet at least six times per year (four times in the United Kingdom and twice in the United States) and may meet at other times at the request of any Director. For further information see paragraph 13 of Part X "Additional Information—Corporate Governance".

The Directors support high standards of corporate governance. For a discussion of corporate governance in general, including the Principles of Good Governance and Code of Best Practice contained in the report by the Committee on Corporate Governance (the "Combined Code"), see paragraph 13 of Part X "Additional Information—Corporate Governance".

**Employees**

The following table reflects the number of employees by employment status in the Yell Group as at 31 March 2003:

| | United Kingdom | United States | Total |
|---|---|---|---|
| Full-time employees | 2,984 | 4,434 | 7,418 |
| Part-time employees | 424 | 36 | 460 |
| Total employees | 3,408 | 4,470 | 7,878 |
| Full-time equivalent | 3,265 | 4,452 | 7,717 |

The following table reflects the average number of employees[1] in the Yell Group for the periods indicated:

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| UK employees | 3,110 | 3,271 | 3,319 |
| US employees | 1,887 | 2,050 | 4,350 |
| **Total employees** | 4,997 | 5,321 | 7,669 |

| | Year ended 31 March 2003 | |
|---|---|---|
| | United Kingdom (%) | United States (%) |
| Marketing and sales | 82.5 | 66.5 |
| Other | 17.5 | 33.5 |

(1) Full-time and full-time equivalent.

In the United Kingdom, some of our employees are represented by three labour unions which collectively represent approximately 255 full-time employees and approximately 33 part-time employees. Membership in those unions is individual and voluntary. No unions have representation rights in respect of our employees in the United States.

We believe our relations with the unions of which our employees are members are on good terms.

## PART IV

## DESCRIPTION OF THE GLOBAL OFFER

### Description of the Global Offer

151,754,386 Primary Shares are being offered by the Company and acquirors for 248,245,614 Secondary Shares are being sought under the Global Offer. In addition, a further 60,000,000 Ordinary Shares are being made available to Merrill Lynch International or such persons as it may procure pursuant to the Over-allotment Arrangements described below.

The Global Offer is being made by means of an offer of Ordinary Shares to certain institutional investors outside the United States and to QIBs in the United States.

The Global Offer will raise approximately £403 million of net proceeds for the Company (after deduction of underwriting commissions and the expenses of the Global Offer payable by the Company). The Company will not receive any proceeds from the offer of the Secondary Shares or any acquisition of Over-allotment Shares pursuant to the Over-allotment Arrangements, all of which will be paid to the Participating Shareholders, and which will amount to approximately £855 million in aggregate, net of commissions and other fees and expenses (assuming the maximum number of Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements and that the maximum amount of commissions are paid under the Underwriting Agreement, see paragraph 12.1 of Part X "Additional Information—Underwriting Arrangements—Underwriting Agreement").

Concurrently with the closing of the Global Offer, we will refinance our existing Senior Facilities Agreement with drawings under the New Bank Facility and a portion of the proceeds from the Global Offer.

Immediately following Admission, it is expected that 57.6% of the Ordinary Shares will be held in public hands (as defined in paragraph 3.20 of the Listing Rules), assuming that no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements (increasing to 66.2% if the maximum number of Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements).

### Allocation and Pricing

The Joint Global Co-ordinators will determine the categories of institutional investors that can participate in the Global Offer, and allocations of Ordinary Shares under the Global Offer will be determined by the Joint Global Co-ordinators in co-operation with, and subject to, the final approval of the Company and the Institutional Participating Shareholders, after indications of interest from prospective investors have been received.

The rights attaching to the Primary Shares and the Secondary Shares and any Over-allotment Shares will be uniform in all respects and will form a single class for all purposes. The proportions in which particular allocations of Ordinary Shares under the Global Offer will comprise Primary Shares and Secondary Shares (and Over-allotment Shares if Over-allotment Shares are made available pursuant to the Over-allotment Arrangements) may vary at the discretion of the Joint Global Co-ordinators. Certain rights of recourse arising pursuant to the Global Offer in respect of the Ordinary Shares (including in relation to title to the Ordinary Shares) may be derived from different persons according to whether the Ordinary Shares acquired are Primary Shares or Secondary Shares (or Over-allotment Shares if Over-allotment Shares are made available pursuant to the Over-allotment Arrangements).

Admission is expected to take place and unconditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange at 8.00 am (London time) on 15 July 2003. Prior to that time, it is expected that dealings in the Ordinary Shares will commence on a conditional basis on the London Stock Exchange at 8.00 am (London time) on 10 July 2003. The earliest date for settlement of such dealings will be 15 July 2003. All dealings between the commencement of conditional dealings and the commencement of unconditional dealings will be on a "when issued basis" and at the risk of the parties concerned. These dates and times may be changed. **If the Global Offer does not become unconditional, all such dealings will be of no effect.**

It is expected that Ordinary Shares allocated to investors in the Global Offer will be delivered in uncertificated form and settlement will take place through CREST on Admission. If relevant, the posting of definitive share certificates in respect of the Global Offer is expected to commence on 15 July 2003, or as soon thereafter as is practicable. No temporary documents of title will be issued.

## Underwriting Arrangements

Yell, the Participating Shareholders, the Directors and the Underwriters have entered into the Underwriting Agreement, pursuant to which the Underwriters have agreed, subject to certain conditions, to procure acquirors for, or failing which to acquire themselves, the Primary Shares and the Secondary Shares, as the case may be, that are being made available in the Global Offer. All such acquisitions will be at the Offer Price. See paragraph 12 of Part X "Additional Information—Underwriting Arrangements".

## Over-allotment Arrangements

In connection with the Global Offer, Merrill Lynch International, as stabilising manager, on behalf of the Underwriters and following agreement with the other Joint Global Co-ordinator, may (but will be under no obligation to) over-allot or effect transactions with a view to supporting the market price of the Ordinary Shares or any options, warrants or rights with respect to, or interests in, the Ordinary Shares, in each case at a level higher than that which might otherwise prevail in the open market, for a limited time after the Offer Price is announced. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law, Merrill Lynch International does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

In connection with the Global Offer, Merrill Lynch International, as stabilising manager, on behalf of the Underwriters, has entered into the Over-allotment Arrangements with Yell and certain of the Participating Shareholders, pursuant to which Merrill Lynch International may, following agreement with the other Joint Global Co-ordinator, acquire, or procure acquirors for, up to 60,000,000 Over-allotment Shares at the Offer Price for the purposes of allowing Merrill Lynch International to meet over-allocations in connection with the Global Offer and to cover short positions resulting from stabilisation transactions. Any decision to acquire, or procure acquirors for, any Over-allotment Shares is expected to be taken no later than 14 August 2003. The Over-allotment Shares made available pursuant to the Over-allotment Arrangements will rank *pari passu* with the Ordinary Shares, including for all dividends and other distributions declared, made or paid on Ordinary Shares and will form a single class for all purposes with the Primary Shares, the Secondary Shares and all the other Ordinary Shares.

## Lock-up Arrangements

Each of the Company and the Participating Shareholders has agreed to certain lock-up arrangements. See paragraph 12 of Part X "Additional Information—Underwriting Arrangements".

# PART V

## FINANCIAL INFORMATION

*The Yell Group financial information presented and discussed below should be read in conjunction with our audited historical combined and consolidated financial information and the notes explaining that financial information in Part VI "Accountants' Report". The McLeod financial information presented and discussed below should be read in conjunction with the McLeod historical financial information and the notes explaining that financial information in Part VII "Financial Information on McLeod". The unaudited pro forma balance sheet information presented and discussed below should be read in conjunction with the unaudited pro forma balance sheet and the notes explaining the balance sheet in Part VIII "Unaudited Pro Forma Balance Sheet". Prospective investors should read the whole of these Listing Particulars and not rely solely on the information in this Part V "Financial Information".*

### Basis of Presentation of Financial Information

We have operated as an independent group since 22 June 2001, the date the businesses and companies comprising the Yell Group were purchased from BT.

The Yell Group historical combined financial information presented and discussed below for the year ended 31 March 2001 represents an aggregation of the financial information of the Yellow Pages and related operations in the United Kingdom and the Yellow Book operations in the United States, whilst they were still part of BT.

The Yell Group historical combined and consolidated financial information presented and discussed below for the year ended 31 March 2002 represents an aggregation of (a) the combined financial information for the period from 1 April to 22 June 2001 and (b) the consolidated financial information for Yell Group Limited (subsequently Yell Group plc) and its subsidiaries for the period after the purchase from 22 June 2001 to 31 March 2002.

The Yell Group historical consolidated financial information presented and discussed below for the year ended 31 March 2003 is the consolidated financial information for Yell Group plc (formerly Yell Group Limited) and its subsidiaries for that period. See the basis of preparation of financial information described in note 1 of the notes to the financial information contained in Part VI "Accountants' Report".

We also set out below (a) selected historical financial data for McLeod whose financial years ended on 31 December each year, and (b) selected unaudited pro forma balance sheet information, prepared to show the effect on the balance sheet of the Group as if the Global Offer had occurred at 31 March 2003. We acquired McLeod on 16 April 2002 and NDC on 31 December 2002, and their results are not included in the Yell Group results before their respective dates of acquisition, unless otherwise indicated.

## Selected Yell Group Financial Information

The table below sets out selected historical combined and consolidated financial information for the Yell Group for the periods indicated. These data have been prepared as described above and have been extracted without material adjustment from Part VI "Accountants' Report". Investors should read this document as a whole and not rely solely on this selected or summarised information.

Unless otherwise noted, the Yell Group historical combined and consolidated financial information presented and discussed below has been prepared in accordance with UK GAAP. UK GAAP differs in certain important respects from US GAAP. For a description of these differences, and a reconciliation to some of the US GAAP financial information presented below, see note 26 of the notes to the financial information contained in Part VI "Accountants' Report".

| | Year ended or at 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | | (in £ million) | |
| *UK GAAP* | | | |
| **Combined and Consolidated Profit and Loss Information** | | | |
| Group turnover | 774.3 | 865.4 | 1,114.0 |
| Cost of sales | (316.0) | (387.0) | (509.9) |
| Gross profit | 458.3 | 478.4 | 604.1 |
| Distribution and administrative costs | (270.8) | (326.8) | (420.7) |
| Group operating profit | 187.5 | 151.6 | 183.4 |
| Net interest payable | (24.5) | (164.4) | (236.6) |
| Profit (loss) on ordinary activities before taxation | 163.0 | (12.8) | (53.2) |
| Tax (charge) credit on profit (loss) on ordinary activities | (60.3) | (18.6) | 12.6 |
| Profit (loss) for the financial year | 102.7 | (31.4) | (40.6) |
| EBITDA[1] | 222.6 | 242.5 | 304.3 |
| Adjusted EBITDA[2] | 234.2 | 245.5 | 323.0 |
| **Combined and Consolidated Balance Sheet Information** | | | |
| Intangible fixed assets | 429.3 | 1,640.5 | 1,824.1 |
| Tangible fixed assets and investment | 44.6 | 32.1 | 49.0 |
| Current assets | 390.4 | 528.4 | 637.3 |
| Total assets | 864.3 | 2,201.0 | 2,510.4 |
| Creditors: amounts falling due within one year | | | |
| Loans and other borrowings | (97.2) | (53.4) | (112.8) |
| Other creditors | (133.0) | (146.7) | (235.9) |
| Net current assets | 160.2 | 328.3 | 288.6 |
| Total assets less current liabilities | 634.1 | 2,000.9 | 2,161.7 |
| Creditors: amounts falling due after more than one year | | | |
| Loans and other borrowings | (221.8) | (2,050.7) | (2,286.0) |
| Other creditors | (18.0) | — | — |
| Net assets (liabilities)/equity shareholders' funds (deficit) | 394.3 | (49.8) | (124.3) |
| **Other Financial Information** | | | |
| Depreciation and amortisation | (35.1) | (90.9) | (120.9) |
| Capital expenditure[3] | (23.1) | (25.5) | (16.0) |
| Net cash inflow from operating activities | 194.1 | 196.3 | 309.1 |
| *US GAAP* | | | |
| **Combined and Consolidated Profit and Loss Information** | | | |
| Net income (loss) | 84.8 | (166.1) | (79.1) |
| Adjusted net income (loss)[4] | 159.9 | (108.9) | (79.1) |
| **Combined and Consolidated Balance Sheet Information** | | | |
| Total assets | 789.0 | 2,361.6 | 2,647.5 |
| Total shareholders' equity (deficit) | 319.0 | (150.6) | (295.6) |
| **Other Financial Information** | | | |
| Net cash provided by operating activities | 176.5 | 17.7 | 143.8 |
| Net cash used in investing activities | (72.0) | (1,583.9) | (486.9) |
| Net cash (used in) provided by financing activities | (84.7) | 1,641.6 | 273.9 |

(1) EBITDA comprises total Group operating profit before depreciation and amortisation, both being non-cash items. EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group's cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in these listing particulars to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See the reconciliation of Group operating profit to EBITDA in Part V "Financial Information—Yell Group Operating Financial Review and Prospects", and the reconciliation of operating profit to net cash inflow from operating activities in Part VI "Accountants' Report".

(2) Adjusted EBITDA excludes one-off items comprising £15.0 million of expenses incurred in connection with our decision not to proceed with the initial public offering in July 2002, the non-recurring restructuring charges of £3.7 million as part of the integration of our McLeod organisation in the United States in the 12 months ended 31 March 2003, and the non-recurring expenses of a terminated management incentive plan of £3.0 million in the 12 months ended 31 March 2002 and £11.6 million in the 12 months ended 31 March 2001.

(3) Capital expenditure represents cash expenditure on tangible fixed assets, which in the year ended 31 March 2002 includes £11.7 million in payments to BT relating to the transfer of a car fleet to the Group.

(4) Effective 1 April 2002, the Group prospectively adopted SFAS 142 for US GAAP reporting purposes, which eliminated the requirement to amortise goodwill. Adjusted net income (loss) presents the prior periods net income (loss) after eliminating the affect of goodwill amortisation from 1 April 2000.

**Selected McLeod Group Financial Information**

The table below sets out selected financial information for McLeod on a consolidated basis for each of the two years ended 31 December 2000 and 2001. This information has been extracted without material adjustment from Part VII "Financial Information on McLeod". Investors should read this document as a whole and not rely solely on this selected or summarised information.

Unless otherwise indicated, the selected historical consolidated financial information presented and discussed below has been prepared in accordance with US GAAP. Yell Group acquired McLeod on 16 April 2002. McLeod was a wholly owned subsidiary of McLeodUSA Incorporated ("MCLD"), which filed a pre-negotiated plan of reorganisation through a chapter 11 bankruptcy petition in the United States Bankruptcy Court for the District of Delaware in January 2002. The chapter 11 proceeding included only McLeod's parent company, MCLD. None of the parent company's operating subsidiaries, which at that time included McLeod, was part of the bankruptcy proceeding.

A reconciliation between US GAAP and UK GAAP has been prepared for the consolidated statement of operations and balance sheet information for the year ended and as at 31 December 2001, and for consolidated profit attributable to shareholders and shareholders' funds for the year ended 31 December 2000. This information has been extracted without material adjustment from the unaudited summary of differences between US GAAP and UK GAAP for the two years ended 31 December 2001, and is included in Part VII "Financial Information on McLeod". Amongst other differences, "cost of sales" as presented below in accordance with US GAAP is calculated differently than under UK GAAP. Under US GAAP, "cost of sales" includes distribution costs but excludes the costs of selling advertisements and bad debt expense, whilst the reverse is true under UK GAAP. Accordingly, an analysis of cost of sales and other amounts for McLeod may not be comparable to Yell. A fuller description of the differences between US GAAP and UK GAAP so far as the McLeod financial information is concerned is also included in Part VII "Financial Information on McLeod".

| | Year ended or at 31 December | | |
|---|---|---|---|
| | 2000 | 2001 | *2001[(1)]* |
| | *(in $ millions)* | | *(in £ millions)* |
| *US GAAP* | | | |
| **Consolidated Statement of Operations Information** | | | |
| Revenues, net | 253.9 | 298.4 | *210.1* |
| Cost of sales | (88.8) | (107.1) | *(75.4)* |
| Gross profit | 165.1 | 191.3 | *134.7* |
| Selling, general and administrative expenses | (112.0) | (120.7) | *(85.0)* |
| Depreciation and amortisation | (32.3) | (35.8) | *(25.2)* |
| Provision for bad debts | (13.0) | (15.8) | *(11.1)* |
| Management fee, MCLD | (6.0) | (7.0) | *(4.9)* |
| Operating income | 1.8 | 12.0 | *8.5* |
| Interest expense, MCLD | (25.8) | (36.2) | *(25.6)* |
| Other interest income and other, net | 0.6 | — | — |
| Loss before income taxes | (23.4) | (24.2) | *(17.1)* |
| Provision for income taxes | (0.1) | (0.2) | *(0.1)* |
| Net loss | (23.5) | (24.4) | *(17.2)* |

| | Year ended or at 31 December | | |
|---|---|---|---|
| | 2000 | 2001 | *2001*[1] |
| | (in $ millions) | | *(in £ millions)* |
| **Consolidated Balance Sheet Information** | | | |
| Current assets | 110.9 | 128.7 | *90.6* |
| Property and equipment, net | 35.4 | 36.3 | *25.6* |
| Intangible assets, net | 320.3 | 316.1 | *222.6* |
| Total assets | 466.6 | 481.1 | *338.8* |
| Current liabilities | (56.5) | (43.2) | *(30.4)* |
| Payable to MCLD and its affiliates, net | (507.6) | (561.1) | *(395.2)* |
| Other long-term liabilities | (2.9) | (1.6) | *(1.1)* |
| Total liabilities | (567.0) | (605.9) | *(426.7)* |
| Stockholders' deficit | (100.4) | (124.8) | *(87.9)* |
| **Other Financial Information** | | | |
| Net cash used in operating activities | (4.3) | (19.1) | *(13.5)* |
| Net cash used in investing activities | (70.7) | (33.7) | *(23.7)* |
| Net cash provided by financing activities | 71.0 | 52.6 | *37.0* |
| *UK GAAP* | | | |
| **Unaudited Consolidated Profit and Loss Information** | | | |
| Turnover | | 298.4 | *210.1* |
| Cost of sales | | (187.6) | *(132.1)* |
| Gross profit | | 110.8 | *78.0* |
| Distribution costs | | (13.4) | *(9.4)* |
| Administrative expenses, excluding management fee | | (76.4) | *(53.8)* |
| Management fees, MCLD | | (43.2) | *(30.4)* |
| Operating loss | | (22.2) | *(15.6)* |
| Net interest receivable and similar income | | 0.1 | *0.1* |
| Loss on ordinary activities before taxation | | (22.1) | *(15.5)* |
| Tax on loss on ordinary activities | | (0.2) | *(0.1)* |
| Loss for the financial year | (20.2) | (22.3) | *(15.6)* |
| **Unaudited Consolidated Balance Sheet Information** | | | |
| Total assets | | 495.3 | *348.8* |
| Equity shareholders' deficit | (88.3) | (110.6) | *(77.9)* |

(1) Translated for convenience purposes only into pounds sterling at an exchange rate of US $1.42 = £1.00, which was the approximate exchange rate in effect when the financial statements from which this information was extracted were originally prepared. For information on current exchange rates, see paragraph 25 of Part X "Additional Information—Exchange Rate Information".

**Selected Unaudited Pro Forma Balance Sheet Information**

The table below sets out selected UK GAAP unaudited pro forma balance sheet information for the Yell Group as at 31 March 2003. This information is based on financial information of the Yell Group as at 31 March 2003. No account has been taken of trading results, interest charges or other transactions since 31 March 2003. This information has been extracted without material adjustment from Part VIII "Unaudited Pro Forma Balance Sheet". Investors should read this document as a whole and not rely on this selected or summarised financial information.

The unaudited pro forma balance sheet information has been prepared to show the effect on the balance sheet of the Group as if the Global Offer and borrowings under the New Bank Facility had occurred at 31 March 2003. The pro forma balance sheet has been prepared for illustrative purposes only and, because of its nature, it may not give a true picture of the financial position of the Yell Group had the Global Offer and borrowings under the New Bank Facility occurred on the date assumed or the financial position of the Yell Group at any future date.

| | At 31 March 2003 |
|---|---|
| | *(in £ millions)* |
| **Unaudited Pro Forma Balance Sheet Information** | |
| Intangible fixed assets | 1,824.1 |
| Tangible fixed assets and investment | 49.0 |
| Current assets | 637.3 |
| Total assets | 2,510.4 |
| Creditors: amounts falling due within one year | (294.6) |
| Net current assets | 342.7 |
| Total assets less current liabilities | 2,215.8 |
| Creditors: amounts falling due after more than one year | (1,312.4) |
| Net assets/equity shareholders' funds | 903.4 |

**Selected Unaudited Yell Group Operational Information**

The tables below set out selected unaudited operational data for the Yell Group for the periods indicated. The selected unaudited operational information presented below has been extracted without material adjustment from Yell Group unaudited management information and third-party sources.

| | Year ended or at 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| **Yell Group Operational Information** | | | |
| *UK information* | | | |
| Directory editions published[1] | 84 | 89 | 94 |
| Directories advertisers[2] (thousands) | 654 | 678 | 796 |
| Total advertisements[3] (thousands) | 861 | 898 | 1,056 |
| Unique advertisers[4] (thousands) | 418 | 438 | 451 |
| Turnover per unique advertiser (pounds) | 1,239 | 1,234 | 1,272 |
| Unique advertiser retention rate[5] (%) | 83 | 80 | 78 |
| Copies distributed (millions) | 28.9 | 29.1 | 29.1 |
| *US information[6]* | | | |
| Directory editions published | 306 | 272 | 525 |
| Directories advertisers[2][7] (thousands) | 251 | 246 | 528 |
| Total advertisements[3][7] (thousands) | 1,157 | 1,224 | 2,539 |
| Unique advertisers[4][8] (thousands) | 152 | 166 | 363 |
| Turnover per unique advertiser[8][9] (dollars) | 2,145 | 2,450 | 2,135 |
| Unique advertiser retention rate (Yellow Book East)[5][7] (%) | 74 | 70 | 70 |
| Copies distributed (millions)[7] | 22.1 | 26.8 | 62.9 |
| *Other UK products and services* | | | |
| Yell.com page impressions for March (millions) | 16 | 33 | 39 |
| Yell.com searchable advertisers as at 31 March[10] | 65,220 | 55,810 | 74,680 |
| Yell.com unique visitors for March (millions) | n/a | n/a | 4.4 |

(1) Number of Yellow Pages and Business Pages directory editions that have been recognised for revenue purposes.

(2) Number of businesses advertising in individual directories that were billed during the period. No adjustment is made for businesses advertising in two or more directories.

(3) In the United Kingdom, this measures the number of billed advertisements accounted for in the period. In the United States, this measures total advertisements published, both revenue and non-revenue generating. In the United Kingdom, this number is not comparable with previous years' reported figures due to an improvement in our systems that now allows us to count separately advertisements in our rescoped directories. Previously, advertisements from existing advertisers in rescoped directories were counted only once. The figure for total advertisements in the United Kingdom in the 2003 financial year on a like-for-like basis would have been 979,100.

(4) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(5) The proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high. In 2003 we further improved our systems and methodology for determining retention rates in the United Kingdom. Although we have not restated the rates disclosed for the prior periods, we believe that had we continued using the previous methodology the retention rate for the 2003 financial year would have been at a similar level to the rate disclosed for the prior financial year. In the United States, this measure is based on unique advertisers for Yellow Book East only for all years. We are not able to provide retention figures for Yellow Book West on the same basis as Yellow Book East and have therefore not presented a combined figure. However, based on the same methodology used in previous reporting, Yellow Book West retention for the 2003 financial year was 73%.

(6) We have made considerable progress towards operating a single customer database platform in the United States and have begun integrating our customer results for Yellow Book East and Yellow Book West. Key operational information for US printed directories for the 12 months ended 31 March 2001 and 31 March 2002 is for Yellow Book East only. Unless otherwise noted, information for 2003 includes McLeod data for the full financial year and NDC data from the date of acquisition.

(7) This excludes NDC.

(8) As a result of the progress in the United States towards integrating our customer database, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicated records of unique advertisers across quarterly accounting periods and in multi-market directories, particularly but not exclusively in Yellow Book West. We have not re-stated prior year Yellow Book East figures, and comparisons with previous periods are not therefore valid. There is still, however, some overlap in reporting unique advertisers between Yellow Book East and Yellow Book West that we anticipate removing in our 2004 financial year, and there may be further elimination of duplication in our Yellow Book West accounts in the same period. These improvements have not affected the reporting of our financial results.

(9) US turnover per unique advertiser is based on turnover reported for the period (since acquisition in the case of McLeod and NDC) and on unique advertisers for the periods described in note 6 above. The reduction in turnover per unique advertiser from the previous periods is due to the inclusion of McLeod and NDC.

(10) Unique customers with a live contract at month end. The figure for March 2001 shows 'total paying advertisers'. Figures for March 2002 onwards refer to searchable advertisers only, i.e. advertisers who can be searched for by users on Yell.com. It excludes advertisers who purchase such products as banners and domain names. The 'total paying advertisers' figure for March 2002 was 81,530 and for March 2003 was 93,580 on the same basis as reported previously.

# Yell Group Operating and Financial Review and Prospects

*This discussion should be read in conjunction with our audited historical combined and consolidated financial information and the notes explaining that financial information in Part VI "Accountants' Report".*

## Overview

We are the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider of classified directory advertising in the United States.

### *The Yell Purchase*

We have operated as an independent group since 22 June 2001, the date the businesses and companies comprising the Yell Group were purchased from BT. The purchase has had a significant effect on the financial results for the periods following the purchase. In particular, we borrowed £2,099.0 million to fund the purchase, which has led to a significant increase in interest payable. The £1,235.9 million increase in goodwill has given rise to a significant increase in the amortisation charge. Taking into account the increased goodwill amortisation and the increased interest charge, including the non-cash accrual of interest payable to certain investors, we have reported net losses for periods following the purchase.

### *The McLeod Acquisition*

On 16 April 2002, we acquired McLeod, one of the largest independent directory publishers in the United States, for $600.0 million (£417.0 million) plus expenses giving rise to $475.0 million (£330.0 million) of goodwill. The results of operations of McLeod, which is part of the business that we refer to as Yellow Book West, are included in our results from the date of acquisition on 16 April 2002.

The acquisition of McLeod doubled our geographic footprint to approximately 520 markets in 38 states and Washington, DC. We believe that the integration of McLeod has allowed us to improve our sales force utilisation and management in contiguous or overlapping markets, achieve significant cost savings through an improvement in volume discounts for general expenses such as for paper, pre-press costs and printing, transfer the strengths and best practices of both Yell and Yellow Book East and provide a more attractive and broader base for high-value national advertisers. Yell has seen benefits from the acquisition, particularly with respect to cost savings, and we expect continued benefits in future years.

Although our US operations operate under one management team and we are in the process of integrating all of our US operations, some operational and financial information is currently presented separately for the Yellow Book East, formerly Yellow Book, and Yellow Book West geographic regions to highlight the effect of the Yellow Book West operations on the comparative presentations and discussions of financial and operational information. As a result of the integration between Yellow Book East and Yellow Book West, we expect to report all of our US operations as one business from the start of the 2004 financial year.

### *The National Directory Company Acquisition*

On 31 December 2002, we acquired National Directory Company ("NDC"), an independent publisher of yellow pages in California, New Mexico and Arizona in the United States, for $69.0 million (£42.9 million) plus expenses giving rise to $48.0 million (£30.3 million) of goodwill. The acquisition gives us a significant profile in the service-based markets in which NDC operates. Following the McLeod acquisition earlier in 2002, the NDC acquisition and expansion into Rhode Island by Yellow Book East, we now have a presence in 41 US states and Washington, DC. The results of operations of NDC are included in the results of Yellow Book West from the date of acquisition on 31 December 2002.

### *Effect of US Expansion*

The change of the geographic mix of our business, as well as the strategy we have pursued of rapid growth and geographic expansion of our business in the United States, has had an important effect on our financial results during the periods under review, including our profit margins. These factors are expected to continue to have an important impact on our financial results in the future.

In the 2003 financial year, over 55% of our turnover came from our UK operations compared with 67% in the 2002 financial year. Our printed directories business in the United Kingdom, which we view as more developed and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States.

In the United States, the different market dynamics and the younger portfolio result in lower gross profit margins. In the 2003 financial year, for example, our gross profit margin for our UK printed directories was 63.8%, compared to 42.5% for our US printed directories. Our overall gross profit margin is therefore affected and will continue to be affected to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

We intend to increase our focus on enhancing our operating efficiencies and organic growth in the United States, and we believe there will be opportunities to improve our US gross profit margins as our US operations become more established.

*Global Offer Exceptional Items*

As a consequence of the Global Offer, we will record significant exceptional costs in our profit and loss account for the financial year ending 31 March 2004 that are at present estimated to amount, in aggregate, to approximately £135 million, represented by: approximately £20 million in cash expenses related to the redemption premium (10.75% of the principal amount in the case of the cash-pay Notes redeemed and 13.5% of the accredited amount in the case of the discount Notes redeemed) payable upon redemption of the Notes in accordance with optional redemption provisions of the Indentures; approximately £1 million of hedge unwind cash costs; a non-cash write-off of deferred finance costs of approximately £38 million; cash payments to affiliates of both Hicks Muse and Apax Partners of approximately £14 million each (including, where applicable, VAT) payable within five days of Admission in satisfaction of the terms of the Existing Shareholders Agreement, which will terminate in its entirety on Admission (see paragraph 11.21 of Part X "Additional Information—Material Contracts—Restructuring Agreements"), and charges for pre-Global Offer options and management incentive arrangements of approximately £6 million of cash items and £42 million of non-cash items.

## Factors Affecting Results of Operations

*Group Turnover*

We currently derive our turnover principally from sales of advertisements in our printed directories, Yellow Pages, Yellow Book East, Yellow Book West (from 16 April 2002), NDC (included in Yellow Book West from 31 December 2002) and Business Pages. We also generate turnover from online-related activities such as online advertising, website design and domain-name sales, from Yellow Pages 118 24 7 and Yell Data (prior to 15 June 2003). Our sales and publishing cycle requires us to agree to an advertising sale often months in advance of the actual delivery of the directories and recognition of the corresponding revenues. Therefore, we have better visibility of our expected near-term financial results than might otherwise be the case.

We recognise turnover from advertisement sales for a printed directory when we have completed delivery of that directory, in accordance with UK GAAP. Because the number and type of directories are not evenly distributed throughout the year, turnover and profits do not arise evenly over the year. Therefore, certain periods have higher-than-average levels of turnover and profits, whilst others have lower-than-average levels. For example, during our 2003 financial year, the four financial quarters accounted for 22.3%, 25.4%, 23.0% and 29.3% of Group turnover, respectively. Different directories may grow at different rates, such that growth may not be evenly distributed between quarters. The rephasing or timing of distribution into an earlier or later period also affects the quarterly distribution of turnover. By the same token, our sales and publishing cycle requires us to agree to an advertising sale often months in advance of the actual delivery of the directories and recognition of the corresponding revenues, and hence provides better visibility of our expected near-term financial results than might otherwise be the case. We recognise turnover from non-printed directories and other activities over the life of the contract from the point at which the service is first provided or, in the case of a single delivery, at the time of delivery.

Growth in our turnover is driven primarily by the volume of advertisement sales to new and existing advertisers and by new product offerings. In the United States, we have also experienced growth in turnover as a result of acquisitions of other independent directory publishers and new printed directory launches.

Our ability to increase turnover in the United Kingdom during most of the period under review was limited by the undertakings given to the UK Secretary of State for Trade and Industry in July 1996, as we were required, through 31 December 2001, to limit the growth in advertising rates in our Yellow Pages directories to RPI less

2%. Effective from January 2002, we have been required to cap the change in rates charged for advertising sold after that date in our UK printed consumer classified directories at RPI minus 6% for an expected period of four years. This has restricted our ability to raise prices on consumer classified directories in the United Kingdom.

When RPI is less than 6%, this new price cap requires us to reduce the price in absolute terms that we can charge our advertisers for placing advertisements in our UK printed consumer classified directories. Relative to inflation, our prices will decrease each year that the price cap remains in effect. For example, if inflation as measured by RPI were 2% at the time prices are set for given directories in each of the four years commencing January 2002, then advertisement prices would be reduced in absolute terms by 4% each year, and the prices in the fourth year would be approximately 15% lower than they were when the new price cap took effect. During our 2003 financial year, the average price of advertising in our Yellow Pages directories decreased by 4.4%, as compared to a decrease of 0.4% during our 2002 financial year. We are not subject to any regulatory price constraints in the United States.

In the 2003 financial year, 49.9% of our Group turnover was affected by a price cap, as compared to 60.4% during the 2002 financial year and 64.4% during the 2001 financial year.

*Cost of Sales*

Our cost of sales consists principally of costs associated with the publication of directories, including advertising sales, paper, printing and pre-press production, as well as bad debt expense. The principal components of advertising sales costs, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

We recognise the cost of sales for each directory on completion of delivery of that directory. In our US operations, we have historically launched some of our new directories by publishing a prototype directory in which free advertisements are given to advertisers in the first directory, in which case we recognise costs for that directory when incurred. Prototype directories have had the effect on our US operations of increasing cost of sales relative to turnover in periods where they have been utilised. There have been no prototype directories launched during the 2003 financial year and there are no current plans to launch prototype directories in the 2004 financial year.

We anticipate that cost of sales will increase as we expand and introduce new directories and other products. Our expansion into new markets in the United States also increases our employee costs. In addition to requiring a larger sales force, the commissions we pay to our sales force tend to be higher in new markets, as our commission structure pays higher remuneration for new advertisers.

We continue to realise synergies arising from the McLeod acquisition, particularly in paper and printing and binding costs, where we have achieved estimated savings to 31 March 2003 of approximately £7 million ($11 million) throughout our US operations.

Paper is our largest raw material and one of our largest variable-cost items. In recent years paper prices have fluctuated significantly. In the 2003 financial year, paper costs were equivalent to 6.4% of Group turnover and represented 12.5% of our total cost of sales in the United Kingdom and 15.2% of our total cost of sales in the United States.

Cost of sales also includes bad debt expense, which has increased as a percentage of turnover following the Yellow Book East and McLeod acquisitions due to the policy of accepting higher credit risk customers in these markets in order to build market share. Our UK business currently has low bad debt expense relative to our US business due to our established market position in the United Kingdom. Our Yellow Book East and Yellow Book West businesses operate in a number of markets in which we are a relatively new entrant, and as a result a higher proportion of our advertisers are new advertisers, a category in which historically we have intentionally allowed a higher rate of bad debts. For example, during the 2003 financial year, bad debt expense as a percentage of turnover in the United Kingdom was nearly half of the average percentage in the United States. We believe that the benefits of our growth strategy in the United States outweigh any risks associated with the credit profile of our advertisers, and over time, as our newer directories become more established in their respective markets, we expect that bad debt expense as a percentage of turnover in the United States will decrease. Nevertheless, because we expect to continue our growth strategy in the future, we expect our bad debt expense as a percentage of turnover in the United States to remain higher than in the United Kingdom.

*Distribution Costs and Administrative Expenses*

Our distribution costs consist principally of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

Our administrative expenses consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing expenses represent our most significant discretionary expenses.

A substantial portion of our advertising, promotion and marketing expenses and the costs relating to the development of our online services relate to promotional and brand-building expenditures, which are largely discretionary and which we can reduce if we determine at any stage that the business environment does not justify the related expenditure.

*Net Pension Liability*

We currently operate a defined benefit pension scheme for our UK employees employed before 1 October 2001 that is accounted for on a Statement of Standard Accounting Practice 24 "Accounting for Pension Costs" ("SSAP 24") basis. At the last valuation date, 5 April 2002, under SSAP 24 and on an ongoing basis, the assets of the scheme were sufficient to cover 102% of accrued benefits. Although there has been no formal valuation since this time, it is likely that the funding position has worsened due to recent adverse changes in the capital markets.

We have also complied with the transitional disclosure requirements of UK Financial Reporting Standard 17 "Retirement Benefits" ("FRS 17"). Valuations of this scheme for the purposes of FRS 17 were carried out at 31 March 2002 and 31 March 2003 by a qualified independent actuary. The liability, net of tax, measured in accordance with FRS 17 was £33 million at 31 March 2003. This deficit arose primarily as a result of recent adverse conditions in the capital markets.

Our employer pension contribution to the defined benefit pension scheme during the 2003 financial year was £8.0 million. We expect to increase our annual employer pension contribution by approximately £1.0 million from 1 April 2003. We will continue to review the funding position of the scheme to determine whether additional increases in contributions will be required. Full details of the SSAP 24 and FRS 17 disclosures are given in note 21 of the notes to the financial information in Part VI "Accountants' Report".

**Year Ended 31 March 2003 Compared to Year Ended 31 March 2002**

*Group Turnover*

| | Year ended 31 March | | | |
|---|---|---|---|---|
| | 2002 | | 2003 | |
| | *(£ in millions)* | *(%)* | *(£ in millions)* | *(%)* |
| UK printed directories: | | | | |
| Yellow Pages | 525.8 | 60.8 | 560.7 | 50.3 |
| Business Pages | 14.7 | 1.7 | 13.0 | 1.2 |
| Total UK printed directories | 540.5 | 62.5 | 573.7 | 51.5 |
| US printed directories: | | | | |
| Yellow Book East at constant exchange rates | 284.1 | 32.8 | 324.8[1] | 29.1 |
| Exchange impact | — | — | (26.1)[1] | (2.3) |
| Yellow Book East | 284.1 | 32.8 | 298.7 | 26.8 |
| Yellow Book West[2] | — | — | 200.4 | 18.0 |
| Total US printed directories | 284.1 | 32.8 | 499.1 | 44.8 |
| Other UK products and services | 40.8 | 4.7 | 41.2 | 3.7 |
| **Group turnover** | 865.4 | 100.0 | 1,114.0 | 100.0 |

(1) Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange impact is the difference between the results reported at constant exchange rates and the actual results reported using current year exchange rates.

(2) Includes results of NDC from 1 January 2003.

Group turnover increased by £248.6 million, or 28.7%, from £865.4 million in the 2002 financial year to £1,114.0 million in the 2003 financial year, reflecting increased turnover during the period from each business segment, particularly US printed directories.

*UK printed directories*

Yellow Pages turnover increased by 6.6%, or £34.9 million, during the 2003 financial year.

The growth was primarily the result of:

- an increase in the number of unique advertisers from approximately 434,000 to approximately 448,000 as a result of the continued success of our first-year advertiser discount programmes and our ability to retain 78.4% of existing customers. We attracted 101,800 new advertisers, achieving our target of 100,000 new advertisers for the third successive year; and

- continuing strong advertiser yield driven by the exceptional performance of colour advertising in the first and second years following its introduction in October 2001. In addition, the yield benefited from such initiatives as "Move Up" and "Move In". "Move Up" offers discounts to advertisers trading up to larger advertisements, and "Move In", in addition to attracting additional customers, has provided additional turnover as compared to our previous programmes by offering first-year advertisers discounts to take out larger advertisements. As a result, turnover per unique advertiser rose for all UK printed directories by 3.1% to £1,272 from £1,234, after the impact of the 4.4% price reduction. Going forward, we expect lower incremental growth from colour advertising.

In addition, we introduced five new directories through rescoping or redefining the geographic coverage of some of our directories which we believe will allow us to attract new advertisers and additional advertising by aligning the geographic coverage of our directories more closely to the target market areas of our advertisers.

A lower level of demand for business-to-business advertisements during the year resulted in turnover from our Business Pages directories decreasing by £1.7 million, or 11.6%, from £14.7 million in the 2002 financial year to £13.0 million in the 2003 financial year. We are seeking to address the level of demand by introducing various product and marketing initiatives.

*US printed directories*

Turnover from US printed directories increased by £215.0 million, or 75.7%, from £284.1 million in the 2002 financial year to £499.1 million for the 2003 financial year, reflecting the inclusion of McLeod and other acquisitions for the first time and a strong performance by Yellow Book East.

The Group had 363,000 unique advertisers in the United States in the year ended 31 March 2003 compared to 166,000 in the prior year, when the Group owned only the Yellow Book East operations.

*Yellow Book East.* Yellow Book East grew turnover by 5.1% as reported in pounds sterling from £284.1 million to £298.7 million. The results were affected by a weakening US dollar, which had a negative impact of £26.1 million. On a constant US dollar basis, Yellow Book East turnover grew by £40.7 million ($57.8 million), or 14.3%, comprising:

- same-market growth[1] of 6.9% during the 2003 financial year (excluding the Manhattan directory, which was directly affected by the events of 11 September 2001), which was due primarily to volume and yield improvement, and which contributed £18.2 million ($26.1 million), or 45.2%, of the growth. Same-market growth including the Manhattan directory was 6.1%;

- the strong performance of three new launches and two books in their first year following prototype publication last year, which together contributed £12.6 million ($18.0 million), or 31.0%, of the growth;

- an additional £6.6 million ($9.4 million) in revenues, or 16.2%, of the growth from rescopes which could not be included in same-market growth as the original directories did not cover materially the same geographic scope; and

- first-time publication of certain directories following their acquisition, which contributed an additional £1.5 million ($2.2 million).

(1) Same-market growth is derived by comparing the turnover from directories (including rescoped directories) that we published in a period with turnover from these same directories or predecessor directories covering substantially the same geographic area published in the previous publishing cycle, which is not necessarily the same period in the prior financial year. Rescoped directories are directories where we redefined the geographic boundaries covered by one or more directories, which could include replacing one directory with multiple directories or combining multiple directories into fewer directories.

*Yellow Book West.* Turnover from the acquired McLeod and NDC operations was £200.4 million for the period from their acquisition on 16 April 2002 and 31 December 2002, respectively, through 31 March 2003. Same-market growth during this period for the McLeod and NDC operations, which was due primarily to volume and yield improvement, was 2.8% and 8.7%, respectively. Yellow Book West's contribution to Yell's turnover during the period was still largely the result of sales made by the McLeod and NDC sales organisations prior to, or shortly after, their acquisition by Yell. The results therefore do not reflect the benefit of integration with the Yellow Book East sales organisation and the transfer of best practices, which we expect to come through continually during the 2004 financial year.

*Other products and services.* Turnover from other products and services increased by £0.4 million, or 1.0%, from £40.8 million in the 2002 financial year to £41.2 million in the 2003 financial year. This was primarily due to growth in our online directory service, which grew from £14.9 million to £20.3 million during the period. Growth in Yell.com more than offset a decline in turnover from Talking Pages (now replaced by Yellow Pages 118 24 7) and Yell Data (which has been sold).

*Cost of Sales*

| | Year ended 31 March | | | |
|---|---|---|---|---|
| | 2002 | | 2003 | |
| | *(£ in millions)* | *(%)*[3] | *(£ in millions)* | *(%)*[3] |
| UK printed directories: | | | | |
| Yellow Pages | 192.6 | 36.6 | 203.4 | 36.3 |
| Business Pages | 5.6 | 38.1 | 4.5 | 34.6 |
| Total UK printed directories | 198.2 | 36.7 | 207.9 | 36.2 |
| US printed directories: | | | | |
| Yellow Book East at constant exchange rates | 171.7 | 60.4 | 191.9[1] | 59.1 |
| Exchange impact | — | — | (15.6)[1] | (59.8) |
| Yellow Book East | 171.7 | 60.4 | 176.3 | 59.0 |
| Yellow Book West[2] | — | — | 110.7 | 55.2 |
| Total US printed directories | 171.7 | 60.4 | 287.0 | 57.5 |
| Other UK products and services | 17.1 | 41.9 | 15.0 | 36.4 |
| **Total cost of sales** | 387.0 | 44.7 | 509.9 | 45.8 |

(1) Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year's results for the equivalent period. Exchange impact is the difference between the results reported at constant exchange rates and the actual results reported using current year exchange rates.

(2) Includes results of NDC from 1 January 2003.

(3) The percentage of related turnover.

Total cost of sales increased by £122.9 million, or 31.8%, compared to last year. The acquisition of McLeod and other acquisitions account for £110.7 million of the increase.

The £9.7 million, or 4.9%, increase in cost of sales for UK printed directories from £198.2 million in the 2002 financial year to £207.9 million in the 2003 financial year reflected higher advertisement volumes and increases in printing and production costs associated with the introduction of colour into our Yellow Pages directories. Cost of sales as a percentage of turnover was 36.2% in the 2003 financial year, as compared to 36.7% in the 2002 financial year.

The £4.6 million, or 2.7%, increase in cost of sales for Yellow Book East reflected higher selling costs associated with revenue growth and a reclassification of certain administrative costs to cost of sales for consistency across the Yell Group, offset by a decrease due to the weakening US dollar. On a constant US dollar basis, cost of sales increased by 11.8%. Cost of sales for Yellow Book East directories as a percentage of related turnover was 59.0% in the 2003 financial year, as compared to 60.4% in the 2002 financial year.

We realised synergies (the majority of which are reflected in Yellow Book East's results) arising from the McLeod and NDC acquisitions, particularly in paper and printing and binding costs, where the Directors believe that we have achieved estimated savings to 31 March 2003 of approximately £7 million ($11 million).

Cost of sales for other UK products and services decreased by £2.1 million, or 12.3%, from £17.1 million in the 2002 financial year to £15.0 million in the 2003 financial year.

Our consolidated bad debt expense was £67.6 million, or 6.1%, of Group turnover in the 2003 financial year, as compared with £53.2 million, or 6.1%, of Group turnover in the 2002 financial year. The £14.4 million increase is mainly due to the acquisition of McLeod. The charge for UK bad debts was 4.5% of UK printed directories and other products and services turnover in the 2003 financial year compared to a 4.6% charge in the 2002 financial year. The US bad debt expense was 8.1% of US printed directories turnover in the 2003 financial year as compared to 9.3% in the 2002 financial year. Historically, the US bad debt expense as a percentage of turnover has been higher than that in the United Kingdom due to different market dynamics.

*Gross Profit and Gross Profit Margin*

| | Year ended 31 March | | | |
|---|---|---|---|---|
| | 2002 | | 2003 | |
| | *(£ in millions)* | *(%)* | *(£ in millions)* | *(%)* |
| UK printed directories: | | | | |
| Yellow Pages | 333.2 | 69.6 | 357.3 | 59.1 |
| Business Pages | 9.1 | 1.9 | 8.5 | 1.4 |
| Total UK printed directories | 342.3 | 71.5 | 365.8 | 60.5 |
| US printed directories: | | | | |
| Yellow Book East at constant exchange rates | 112.4 | 23.5 | 132.9[1] | 22.0 |
| Exchange impact | — | — | (10.5)[1] | (1.7) |
| Yellow Book East | 112.4 | 23.5 | 122.4 | 20.3 |
| Yellow Book West[2] | — | — | 89.7 | 14.8 |
| Total US printed directories | 112.4 | 23.5 | 212.1 | 35.1 |
| Other UK products and services | 23.7 | 5.0 | 26.2 | 4.3 |
| **Gross profit** | 478.4 | 100.0 | 604.1 | 100.0 |
| **Gross profit margin (%)** | | | | |
| Yellow Pages | | 63.4 | | 63.7 |
| Business Pages | | 61.9 | | 65.4 |
| Yellow Book East | | 39.6 | | 41.0 |
| Yellow Book West | | — | | 44.8 |
| Other UK products and services | | 58.1 | | 63.6 |
| **Group total** (%) | | 55.3 | | 54.2 |

(1) Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year's results for the equivalent period. Exchange impact is the difference between the results reported at constant exchange rates and the actual results reported using current year exchange rates.

(2) Includes results of NDC from 1 January 2003.

The decrease in gross profit as a percentage of Group turnover from 55.3% in the 2002 financial year to 54.2% in the 2003 financial year principally reflected the changing geographic mix of our operations resulting from the increased contribution of our US business.

*Distribution Costs and Administrative Expenses*

Distribution costs increased by £12.0 million, or 50.0%, from £24.0 million in the 2002 financial year (2.8% of Group turnover) to £36.0 million in the 2003 financial year (3.2% of Group turnover). The acquisition of McLeod and other acquisitions account for £11.9 million of this increase.

Administrative expenses increased by £81.9 million, or 27.0%, from £302.8 million in the 2002 financial year to £384.7 million in the 2003 financial year.

The increase was largely due to:

- the £55.3 million of Yellow Book West administrative expenses, before goodwill amortisation, included since the McLeod acquisition date;

- a £27.7 million increase in the amortisation of goodwill following the full year's impact of the Yell Purchase, the McLeod acquisition and the NDC acquisition;
- £15.0 million of costs incurred in connection with the decision not to proceed with the initial public offering in July 2002; and
- £3.7 million of restructuring charges incurred for the closure of a production site as part of the integration of Yellow Book West; offset by
- the absence of a £3.0 million US management incentive scheme cost for a scheme that was terminated on 22 June 2001.

The increase was partially offset by lower administrative expenses in Yellow Book East.

**Group Operating Profit and EBITDA**

| | Year ended 31 March | | |
|---|---|---|---|
| | 2002 | 2003 | Change |
| | (£ in millions) | | (%) |
| **UK operations** | | | |
| Operating profit | 150.4 | 142.3 | |
| Depreciation and amortisation | 60.0 | 69.2 | |
| EBITDA(1) | 210.4 | 211.5 | 0.5 |
| Exceptional items(2) | — | 14.7 | |
| Adjusted EBITDA | 210.4 | 226.2 | 7.5 |
| **Yellow Book East** | | | |
| Operating profit | 1.2 | 34.2 | |
| Depreciation and amortisation | 30.9 | 30.0 | |
| EBITDA(1) | 32.1 | 64.2(3) | 100.0 |
| *Exchange impact* | — | *6.0(3)* | |
| *EBITDA at constant exchange rates* | *32.1* | *70.2* | *118.7* |
| Exceptional items (terminated management incentive scheme) | 3.0 | — | |
| Adjusted EBITDA at constant exchange rates | *35.1* | *70.2* | *100.0* |
| Exchange impact | — | *(6.0)* | |
| Adjusted EBITDA | 35.1 | 64.2 | 82.9 |
| **Yellow Book West(4)** | | | |
| Operating profit | — | 6.9 | |
| Depreciation and amortisation | — | 21.7 | |
| EBITDA(1) | — | 28.6 | |
| Restructuring charges (£3.7 million)(5) and exceptional items (£0.3 million)(2) | — | 4.0 | |
| Adjusted EBITDA | — | 32.6 | |
| **Group** | | | |
| Total operating profit | 151.6 | 183.4 | |
| Depreciation and amortisation | 90.9 | 120.9 | |
| **Group EBITDA(1)** | 242.5 | 304.3 | 25.5 |
| Adjustments | 3.0 | 18.7 | |
| **Group Adjusted EBITDA** | 245.5 | 323.0 | 31.6 |

(1) EBITDA comprises total Group operating profit before depreciation and amortisation, both being non-cash items. EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to met cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group's cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in these listing particulars to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See the reconciliation of Group operating profit to EBITDA in this Part V "—Yell Group Operating and Financial Review and Prospects", and the reconciliation of operating profit to net cash inflow from operating activities in Part VI "Accountants' Report".

(2) Exceptional items incurred by UK operations (£14.7 million) and by Yellow Book West (£0.3 million) are the costs incurred in connection with the decision not to proceed with the initial public offering in July 2002.

(3) Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year's results for the equivalent period. Exchange impact is the difference between the results reported at constant exchange rates and the actual results reported using current year exchange rates.

(4) Includes results of NDC from 1 January 2003 and restructuring charges incurred for the closure of a production site as part of the integration of Yellow Book West.

(5) The restructuring charges were incurred for the closure of a production site as part of the integration of Yellow Book West.

EBITDA from the UK operations increased 0.5% to £211.5 million after charging £14.7 million of costs for the postponed initial public offering. EBITDA growth from the UK operations would have been 7.5% without these costs. This reflects growth in earnings of our directories and the move into profitability of Yell.com, which were offset in part by a decline in Talking Pages and Yell Data. Yell.com reported EBITDA of £1.1 million (operating loss of £1.3 million adding back depreciation of £2.4 million) for the 2003 financial year as compared to losses of £10.1 million (operating loss of £12.3 million adding back depreciation of £2.2 million),

£22.4 million (operating loss or £23.7 million adding back depreciation of £1.3 million) and £9.7 million (operating loss of £10.1 million adding back depreciation of £0.4 million) for the 2002, 2001 and 2000 financial years, respectively.

EBITDA from Yellow Book East for the 2003 financial year increased by £32.1 million compared to the 2002 financial year. The EBITDA margin for Yellow Book East increased to 21.5% from 11.3%, as we focused on increasing the benefit and yield from our directory investments. We increased the profitability of our directories by leveraging off our existing operations and administrative cost base to yield additional turnover from our directories without a corresponding increase in costs. The increases in EBITDA and related margins also reflected the absence of the costs of prototype launches and of one-off costs of running parallel pre-press activities during migration to a new supplier, which were incurred in the previous year.

EBITDA from the Yellow Book West operations was £28.6 million since the acquisition date, 16 April 2002, and was after charging £4.0 million of reorganisation costs primarily arising from the integration of Yellow Book West and Yellow Book East.

The acquisitions of McLeod and other directories businesses were the most important factors leading to growth in EBITDA. Excluding the effect of acquisitions, in the 2003 financial year, our EBITDA increased by £33.2 million, or 13.7%. Excluding one-off items, comprising the terminated US management incentive scheme (£3.0 million) in the 2002 financial year, and the cost incurred in connection with our decision not to proceed with our initial public offering (£15.0 million) in July 2002 and the costs of closing a production site (£3.7 million), in the 2003 financial year our adjusted EBITDA increased by £77.5 million, or 31.6%.

*Net Interest Payable*

Net interest expense was £236.6 million, comprising both cash interest and non-cash interest, in the 2003 financial year, compared to £164.4 million in the 2002 financial year. The increase was primarily due to a full year of higher borrowings in connection with the Yell Purchase, in addition to the borrowings put in place for the acquisition of McLeod. Net interest expense comprised £136.9 million of net interest paid or to be paid within a six-month period, £84.0 million of cash interest rolled up into our long-term debt and £15.7 million of amortised financing costs.

*Profit (Loss) Before and After Tax*

The loss on ordinary activities before tax was £12.8 million in the 2002 financial year as compared to a loss of £53.2 million in the 2003 financial year.

Tax on profit on ordinary activities was an £18.6 million tax charge in the 2002 financial year and a £12.6 million tax credit in the 2003 financial year. In the year ended 31 March 2003, we reduced our net loss for the year by £17.2 million when we recognised previously unrecognised deferred tax assets that we believe we will realise in the near future. The benefits available in respect of tax net operating losses arising from our US operations have been recognised, because it is now considered more likely than not that the US operations will become tax profitable in the near future. Our future taxation charge will depend on our taxable income in the United Kingdom and United States and our ability to continue using our net operating losses to offset our future taxable income in the United States. We expect that our effective tax rate will increase in future years after we have recognised the tax effect of our past net operating losses in the United States.

We had a loss after tax of £40.6 million in the 2003 financial year compared to £31.4 million in the 2002 financial year for the reasons described above.

### Year Ended 31 March 2002 Compared to Year Ended 31 March 2001

*Group Turnover*

| | Year ended 31 March | | | |
|---|---|---|---|---|
| | 2001 | | 2002 | |
| | *(£ in millions)* | *(%)* | *(£ in millions)* | *(%)* |
| UK printed directories: | | | | |
| Yellow Pages | 502.2 | 64.8 | 525.8 | 60.8 |
| Business Pages | 15.6 | 2.0 | 14.7 | 1.7 |
| Total UK printed directories | 517.8 | 66.8 | 540.5 | 62.5 |
| Total US printed directories(1) | 220.4 | 28.5 | 284.1 | 32.8 |
| Other UK products and services | 36.1 | 4.7 | 40.8 | 4.7 |
| **Group turnover** | 774.3 | 100.0 | 865.4 | 100.0 |

(1) No constant exchange rate information has been presented as the effect of foreign exchange movements in the periods being compared is not material.

Group turnover increased by £91.1 million, or 11.8%, from £774.3 million in the 2001 financial year to £865.4 million in the 2002 financial year, reflecting increased turnover during the period from each business segment, particularly US printed directories.

*UK printed directories.* Turnover from UK printed directories increased by £22.7 million, or 4.4%, from £517.8 million in the 2001 financial year to £540.5 million in the 2002 financial year. Turnover from Yellow Pages directories increased by £23.6 million, or 4.7%, from £502.2 million in the 2001 financial year to £525.8 million in the 2002 financial year. A lower level of demand for business-to-business advertisements during the year resulted in turnover from our Business Pages directories decreasing by £0.9 million, or 5.8%, from £15.6 million in the 2001 financial year to £14.7 million in the 2002 financial year.

The growth in turnover of UK printed directories consisted entirely of organic growth and reflects primarily increases in advertising volumes and the introduction and take-up of colour advertising in directories published from October 2001, offset in part by decreases in advertising prices as a result of the regulatory price cap.

Our increase in advertising volumes was due in part to the acquisition of new advertisers, as the number of unique advertisers increased by 5% from approximately 418,000 during the 2001 financial year to approximately 438,000 during the 2002 financial year. The increase in unique advertisers reflected, amongst other things, our First Steps marketing initiative, which was introduced in March 2000 and provided an incentive to new advertisers of a 50% discount in the first year and a 25% discount in the second year on non-display advertisements.

Our retention rates decreased to 79.5% during the 2002 financial year as compared to 82.5% during the prior financial year, mainly reflecting the lower renewal rate amongst the large proportion of first-time advertisers that we acquired in the prior year when we introduced our First Steps programme. This decrease also reflects a slight increase in the percentage of advertisers that did not renew due to business failure and other forms of uncontrollable advertiser loss.

The turnover per unique advertiser decreased marginally from £1,239 during the 2001 financial year to £1,234 during the 2002 financial year. This reflected the increase in new advertisers taking advantage of discounts offered as part of the First Steps programme, which was offset in part by (a) increased turnover from First Steps advertisers who joined the programme in the prior year and renewed at the lower discount available during the second year and (b) additional revenues generated by the introduction and take-up of colour advertising in directories published from October 2001.

*US printed directories.* Turnover from US printed directories increased by £63.7 million, or 28.9%, from £220.4 million in the 2001 financial year to £284.1 million for the 2002 financial year. New directories launched during the 2002 financial year accounted for approximately £34 million of the increase.

Same-market growth of approximately £12 million, or 6.5%, during the 2002 financial year was the second most important factor contributing to this increase. Our calculation of same-market growth above does not include our business-to-business directory, which experienced a decline in revenues of £1.3 million due to a shortened canvassing period resulting from the events of 11 September 2001, and a reallocation of the sales force to other directories. Further, it does not include a £0.3 million decline in Nassau County, New York community directories, as a new rescoped wide-area Nassau County directory marketed alongside the community directories as an advertising alternative was not published until the beginning of the 2003 financial year, preventing an equivalent same-market comparison for the period. Finally, it does not include the effect of the Cincinnati, Ohio directory that was published in the prior period shortly after its acquisition (once sales had already been made) and which had decreased revenues of £0.9 million after we instituted stronger credit controls and made other changes designed to increase the quality of revenues.

Our rate of same-market growth for US printed directories in the 2002 financial year was affected in part by difficult market conditions in the United States, which may have decreased the amount of advertising spend that some advertisers were willing to devote to our directories, prevented or discouraged some advertisers from renewing advertising and reduced generally the pool of new small businesses that were potential new advertisers.

The balance of the increase in turnover benefited from movement in the dollar to pound sterling exchange rate and also came from directories that we published for the first time since we acquired them, including in some cases acquired directories that we rescoped and combined with existing directories.

We sold advertising to 166,000 unique advertisers during the 2002 financial year, a net increase of 14,000 unique advertisers as compared to the 152,000 unique advertisers we had during the 2001 financial year. In the United States, customer retention rates for the 2002 financial year were 70.1% compared to 74.0% for the 2001 financial year and were affected by the large number of launches in the prior year which traditionally have lower retention rates in early cycles.

Turnover per unique advertiser for US printed directories has increased from £1,450 during the 2001 financial year to £1,711 during the 2002 financial year. This growth has been largely due to increases in volume and mix of types of advertising sold.

*Other products and services.* Turnover from other products and services increased by £4.7 million, or 13.0%, from £36.1 million in the 2001 financial year to £40.8 million in the 2002 financial year. This was due largely to growth in our online services relating to Yell.com, which grew from £8.3 million to £14.9 million during the period, partially offset in each case by reductions in other products and services. Yell.com turnover was £2.4 million in the 2000 financial year.

*Cost of Sales*

| | Year ended 31 March | | | |
|---|---|---|---|---|
| | 2001 | | 2002 | |
| | *(£ in millions)* | *(%)*[1] | *(£ in millions)* | *(%)*[1] |
| UK printed directories: | | | | |
| Yellow Pages | 171.4 | 34.1 | 192.6 | 36.6 |
| Business Pages | 5.7 | 36.5 | 5.6 | 38.1 |
| Total UK printed directories | 177.1 | 34.2 | 198.2 | 36.7 |
| Total US printed directories[2] | 126.0 | 57.2 | 171.7 | 60.4 |
| Other UK products and services | 12.9 | 35.7 | 17.1 | 41.9 |
| **Total cost of sales** | 316.0 | 40.8 | 387.0 | 44.7 |

(1) The percentage of related turnover.

(2) No constant exchange rate information has been presented as the effect of foreign exchange movements in the periods being compared is not material.

Total cost of sales increased by £71.0 million, or 22.5%, from £316.0 million in the 2001 financial year to £387.0 million in the 2002 financial year.

Cost of sales for UK printed directories increased by £21.1 million, or 11.9%, from £177.1 million in the 2001 financial year to £198.2 million in the 2002 financial year. This was due primarily to an increase in employee costs, which resulted from an increase in the size of our sales force corresponding with growth in the UK business as well as an increase in annual salaries.

Cost of sales for US printed directories increased by £45.7 million, or 36.3%, from £126.0 million in the 2001 financial year to £171.7 million in the 2002 financial year. This increase reflected growth in the US business, the significant additional costs associated with the launch of new directories, particularly in the fourth quarter, and an increase in our pre-press costs as a result of using two suppliers on a parallel basis whilst the work was transitioned to a new supplier, which was partially offset by a decrease in prototype directory costs. The costs of launching new prototype directories in the United States were approximately £2 million in the 2002 financial year as compared to approximately £9 million during the 2001 financial year. During the 2003 and 2004 financial years, we expect a decreased number of new directory launches, and we have no current plans to launch any new prototype directories.

Cost of sales for other products and services increased by £4.2 million, or 32.6%, from £12.9 million in the 2001 financial year to £17.1 million in the 2002 financial year. This increase is broadly in line with the related increase in turnover during that same period and is due primarily to increased costs from Yell.com and Talking Pages.

Our consolidated bad debt expense was £53.2 million (or approximately 6% of Group turnover) in the 2002 financial year, as compared with £37.4 million (or 5% of Group turnover) in the 2001 financial year. In the United Kingdom, our bad debt expense was 4% of UK printed directories turnover in the 2002 financial year, as compared with 4% of UK printed directories turnover in the 2001 financial year. In the United States where our creditworthiness requirements are intentionally not as stringent as those of Yellow Pages, our bad debt expense was 9% of US printed directories turnover in the 2002 financial year, as compared with 8% of US printed directories turnover in the 2001 financial year. This change reflected a slight deterioration in collection rates due to challenging economic conditions.

*Gross Profit and Gross Profit Margin*

| | Year ended 31 March | | | |
|---|---|---|---|---|
| | 2001 | | 2002 | |
| | *(£ in millions)* | *(%)* | *(£ in millions)* | *(%)* |
| UK printed directories: | | | | |
| Yellow Pages | 330.8 | 72.2 | 333.2 | 69.6 |
| Business Pages | 9.9 | 2.1 | 9.1 | 1.9 |
| Total UK printed directories | 340.7 | 74.3 | 342.3 | 71.5 |
| Total US printed directories[(1)] | 94.4 | 20.6 | 112.4 | 23.5 |
| Other UK products and services | 23.2 | 5.1 | 23.7 | 5.0 |
| **Gross profit** | 458.3 | 100.0 | 478.4 | 100.0 |
| **Gross profit margin (%)** | | | | |
| Yellow Pages | 65.9 | | 63.4 | |
| Business Pages | 63.5 | | 61.9 | |
| Yellow Book East | 42.8 | | 39.6 | |
| Other UK products and services | 64.3 | | 58.1 | |
| **Group total (%)** | 59.2 | | 55.3 | |

(1) No constant exchange rate information has been presented as the effect of foreign exchange movements in the periods being presented is not material.

Gross profit margin decreased from 59.2% in the 2001 financial year to 55.3% in the 2002 financial year, reflecting primarily the lower gross profit margins associated with Yellow Book East and the increased contribution of our US business. The gross profit margin on UK printed directories decreased from 65.8% in the 2001 financial year to 63.3% in the 2002 financial year, primarily reflecting the increased sales employee costs described above. The US gross profit margin decrease reflected the high level of new directory launches in 2002.

*Distribution Costs and Administrative Expenses*

Distribution costs increased by £2.3 million, or 10.6%, from £21.7 million in the 2001 financial year to £24.0 million in the 2002 financial year. Most of the increase arose from higher delivery costs in the United States, due to the greater number of directories circulated. Distribution costs excluding Yellow Book East's financial results remained flat for the 2002 financial year when compared to the 2001 financial year.

Administrative expenses increased by £53.7 million, or 21.6%, from £249.1 million in the 2001 financial year to £302.8 million in the 2002 financial year. The increase was due primarily to an increase in the amortisation of goodwill following the Yell purchase.

Excluding amortisation of goodwill from all periods, administrative expenses increased by £5.1 million, or 2.2%, from £227.0 million in the 2001 financial year to £232.1 million in the 2002 financial year. This increase included a 1.3% increase in US administrative expenses which primarily arose from ongoing employee costs, movement in the dollar to pound sterling exchange rate and increased advertising and promotional costs from new directory launches. The increase also included a 2.9% increase in UK administrative expenses, which arose primarily from costs incurred during the period in connection with increased employee and other costs in the United Kingdom to operate on a stand-alone basis, increased depreciation related to the car fleet transferred from BT in March 2001, and the implementation of our SAP management information system, offset by decreased advertising and promotional costs. The increase was offset by an £8.6 million reduction in US management incentive scheme costs.

**Group Operating Profit and EBITDA**

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | Change |
| | *(£ in millions)* | *(£ in millions)* | *(%)* |
| **UK operations** | | | |
| Operating profit | 198.3 | 150.4 | |
| Depreciation and amortisation | 8.0 | 60.0 | |
| EBITDA and Adjusted EBITDA | 206.3 | 210.4 | 2.0 |
| **Yellow Book East** | | | |
| Operating (loss) profit | (10.8) | 1.2 | |
| Depreciation and amortisation | 27.1 | 30.9 | |
| EBITDA[1] | 16.3 | 32.1 | 96.9 |
| Exceptional items (terminated management incentive scheme) | 11.6 | 3.0 | |
| Adjusted EBITDA | 27.9 | 35.1 | 25.8 |
| **Group** | | | |
| Total operating profit | 187.5 | 151.6 | |
| Depreciation and amortisation | 35.1 | 90.9 | |
| **Group EBITDA** | 222.6 | 242.5 | 8.9 |
| Adjustments | 11.6 | 3.0 | |
| **Group Adjusted EBITDA** | 234.2 | 245.5 | 4.8 |

(1) No constant exchange rate information has been presented as the effect of foreign exchange movements in the periods being presented is not material.

Operating profit decreased by £35.9 million, or 19.1%, from £187.5 million in the 2001 financial year to £151.6 million in the 2002 financial year. Our operating profit margin decreased from 24.2% in the 2001 financial year to 17.5% in the 2002 financial year, principally reflecting the effect of amortising the higher level of goodwill from the date of the Yell purchase (which is reflected in the significant increases in administrative costs).

EBITDA, which we calculated by excluding from our operating profit the effect of the goodwill amortisation and depreciation, increased by 8.9% in the 2002 financial year compared to the 2001 financial year, and if we exclude the costs of the terminated US management incentive scheme, it increased by 4.8% in the same period compared to the prior financial year.

*Net Interest Payable*

Net interest payable was £164.4 million, comprising both cash interest and non-cash interest, in the 2002 financial year, compared to £24.5 million in the 2001 financial year. Of this £164.4 million net interest payable, £94.7 million was paid subsequent to the Yell purchase on 22 June 2001. The increase was due to the increased leverage resulting from the Yell purchase, and, to a lesser extent, a write-off in August 2001 of £5.3 million of fees related to the bridge loans entered into in connection with the Yell purchase that were refinanced with the proceeds of the Notes issuance.

*Profit (Loss) Before and After Tax*

Profit on ordinary activities before tax was £163.0 million in the 2001 financial year as compared to a loss of £12.8 million in the 2002 financial year.

Tax on profit on ordinary activities decreased by £41.7 million, or 69.2%, from £60.3 million in the 2001 financial year to £18.6 million in the 2002 financial year.

There was a £7.3 million tax charge for the period from 22 June to 31 March 2002. This is lower than periods before the Yell purchase due to the decrease in taxable profit, largely as a result of increased interest payable.

We had a loss after tax of £31.4 million in the 2002 financial year compared to profit after tax of £102.7 million in the 2001 financial year for the reasons described above.

**Liquidity and Capital Resources**

Apart from significant acquisitions which we have funded through a combination of borrowings, cash from contributions from Hicks Muse Participating Shareholders and Apax Partners Participating Shareholders and cash flow from operations, we have funded our existing business largely from cash flows generated from our operations. We believe that we have sufficient working capital to meet our operating and capital expenditure requirements. In addition, we have access to a £200.0 million revolving credit facility as part of the New Bank Facility, of which none will be drawn down at closing.

Our net cash inflow from operating activities was £196.3 million in the 2002 financial year and £309.1 million in the 2003 financial year. This strong cash generation in the 2003 financial year was helped by the timing of payments around the year end which, when paid, will have a corresponding negative effect on cash flows in the 2004 financial year.

Nevertheless, the underlying improvement in cash generation was driven by improved profitability in the United States and the United Kingdom and collections of accounts receivable in the United States. The Group also benefitted from £35.3 million of operating cash flows generated by McLeod since acquisition. The maturing of our directories portfolio in the United States also contributed to the strong net cash inflow, as fewer new launches than in the previous period had a positive impact on working capital. Net cash inflow from operating activities for the 2003 financial year included the effect of paying £14.3 million of the £15.0 million charge in connection with the decision not to proceed with the initial public offering in July 2002.

Net cash outflow from returns on investments and servicing of finance for the 2003 financial year principally comprises net interest payments of £139.5 million, fees of £11.8 million paid to acquire financing for the acquisition of McLeod and fees of £4.3 million paid to refinance the bridge loan used to fund the acquisition of McLeod.

Net cash outflow for capital expenditures and financial investment comprises capital expenditure on fixed assets and purchases of subsidiary undertakings, net of cash acquired. Capital expenditure was £16.0 million in the 2003 financial year compared to £25.5 million last year (which included a one-off £11.7 million paid for assets transferred from BT). The capital expenditure was principally in respect of the acquisition of fixed assets to support our sales force and central administrative staff. We currently expect to spend approximately £26 million, primarily for information technology equipment, in the 2004 financial year.

Prior to the Yell Purchase, our financing activities were limited to transactions with BT. On 22 June 2001, we received cash from borrowings of £2,028.9 million and the issue of £1.0 million in share capital to fund the

Yell Purchase. The amounts borrowed on 22 June 2001 and cash paid to BT on that date include £40.0 million we drew from the £100.0 million revolving credit facility for the funding of a reserve for an adjustment based on a post-closing determination of net working capital. We repaid all amounts owed under the revolving credit facility in July 2001, when BT refunded the actual amount of the adjustment we agreed.

On 16 April 2002, we purchased McLeod for $600.0 million (£417.0 million) plus expenses of $10.0 million (£6.9 million). We financed the McLeod acquisition through $250.0 million (£173.7 million) of senior bank financing and a $250.0 million (£173.7 million) bridge facility together with $88.3 million (£61.3 million) of additional funds in the form of equity and subordinated non-cash pay loans from our existing investors and $37.3 million (£25.9 million) of unrestricted cash from our available cash balances. As a result, our overall borrowings before the offset of finance costs increased by approximately £408 million.

On 12 November 2002, we repaid $250.0 million (£155.2 million) borrowed under the bridge facility. We funded this repayment through $123.5 million (£76.7 million) of increased borrowings under term loans and the balance from our cash on hand. As a result of this refinancing, we paid fees of £4.3 million and have included within our interest charge approximately £8.5 million for the fees associated with the bridge loan.

On 31 December 2002, we purchased NDC for $69.0 million (£42.9 million) plus expenses. We financed the NDC acquisition through operating cash flows within the Group.

We made principal repayments of the Senior Credit Facilities on 30 September 2002 and 31 March 2003, totalling £26.4 million and £26.7 million, respectively.

*Capital Resources*

At 31 March 2003, we had cash of £30.1 million.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services, would in the future be financed through any one or more of operating cash flows, credit facilities and the issue of new debt and equity securities.

We had net debt of £2,368.7 million at 31 March 2003. The table below sets forth the maturity profile of our debt at 31 March 2003.

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| Debt | Total | Within 1 year | 1-3 years | 3-5 years | After 5 years |
| | (£ in millions) | | | | |
| Long-term loans and other borrowings | | | | | |
| Term Loan A | 549.0 | 75.0 | 240.0 | 234.0 | — |
| Term Loan B | 175.0 | 34.4 | — | — | 140.6 |
| Term Loan C | 243.2 | 2.4 | 4.8 | 4.8 | 231.2 |
| Term Loan D | 158.3 | — | — | — | 158.3 |
| Senior Sterling Notes due 2011 | 250.0 | — | — | — | 250.0 |
| Senior Dollar Notes due 2011 | 126.7 | — | — | — | 126.7 |
| Senior Discount Dollar Notes due 2011 | 118.2 | — | — | — | 118.2 |
| Shareholder deep discount bonds | 717.2 | — | — | — | 717.2 |
| Vendor Loan Notes | 108.3 | — | — | — | 108.3 |
| Other | 1.0 | 1.0 | — | — | — |
| Total debt | 2,446.9 | 112.8 | 244.8 | 238.8 | 1,850.5 |
| Unamortised financing costs | (48.1) | | | | |
| Cash at bank | (30.1) | | | | |
| **Net debt at end of the period** | 2,368.7 | | | | |

(1) The terms of our senior credit facilities require us to make early repayments equal to 50% of excess cash flows as defined in the terms. Under these terms we are obliged to make an early repayment of £34.4 million in the first half of the 2004 financial year.

We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. Any failure to raise additional funds necessary to achieve this would result in default under our debt covenants. We anticipate that we will have to refinance in part the repayment of the Notes at maturity. No one has guaranteed our obligations under the Notes or has any obligation to provide additional equity financing to us.

The terms of the senior credit facilities require us to maintain specified consolidated financial ratios for senior debt on Earnings before Interest, Tax, Depreciation and Amortisation ("EBITDA", as defined in the senior credit facilities), cash flow to total debt service, EBITDA to net cash interest payable and total net debt to EBITDA and to observe capital expenditure limits for each financial year. Certain of these financial ratios have to be prepared for the preceding 12-month period and reported to the providers of the senior credit facilities on a quarterly basis. We have reported that we maintained the financial ratios for the year ended 31 March 2003 in compliance with these debt covenants.

*Refinancing*

Concurrently with the Global Offer, our remaining senior credit facilities will be repaid. The New Bank Facility comprises a term loan facility of £1,025 million and a revolving credit facility of £200 million.

*Commitments*

The following table sets forth our contractual obligations and their maturity dates as at 31 March 2003:

| | Within 1 year | 1-3 years | 3-5 years | After 5 years | Total |
|---|---|---|---|---|---|
| | | | *(£ in millions)* | | |
| Long-term debt | 112.8 | 244.8 | 238.8 | 1,850.5 | 2,446.9 |
| Operating lease obligations | 21.2 | 21.1 | 15.7 | 29.0 | 87.0 |
| Finance lease obligations | 1.0 | — | — | — | 1.0 |
| Total | 135.0 | 265.9 | 254.5 | 1,879.5 | 2,534.9 |

There were no purchase commitments or other long-term liabilities as at 31 March 2003 other than those stated above.

## Other Matters

*Off-Balance Sheet Arrangements*

We do not have any off-balance sheet arrangements other than employee incentive arrangements that are triggered upon a change in ownership and the hedges discussed in this document.

## Effect of the Global Offer

Following the recapitalisation of certain debt in connection with the Global Offer and the application of the net proceeds therefrom, our consolidated debt will be decreased by approximately £1.0 billion from the post-McLeod acquisition level. This will have the effect of reducing our interest expense in future periods. The Global Offer will also result in a number of exceptional cash and non-cash charges that will be recognised in the period in which the Global Offer is completed, including an amount of approximately £14 million each (including, where applicable, VAT) to affiliates of each of Hicks, Muse and Apax Partners payable within five days of Admission in satisfaction of the terms of the Existing Shareholders Agreement that will, other than the obligation to make the payments referred to above, terminate in its entirety on Admission. See "—Use of Proceeds", paragraph 11.21 of Part X "Additional Information—Restructuring Agreements—Deed of Termination" and Part VIII "Unaudited Pro Forma Balance Sheet".

## Treasury Policy

Our treasury operation's primary role is to manage liquidity, funding investment and our financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and its objective is to manage risk at optimum cost.

Our Board sets the treasury department's policy and its activities are subject to a set of controls commensurate with the magnitude of the investments and borrowings under its management. Counterparty credit risk is closely monitored and managed within controls set by our Board. It is likely that derivative financial instruments, including forward foreign exchange contracts, if entered into, will be used only for hedging purposes.

*Market-related Risks*

Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under the senior credit facilities, we are required to hedge at least 50% of the variable-rate indebtedness under the senior credit facilities for a duration of two years. We have hedged at 31 March 2003 nearly 90% of the indebtedness under the senior credit facilities for six months and 50% for the following 18 months using interest rate swaps, with a review of this strategy on a quarterly basis. We do not expect our hedging requirements to be materially different after the Global Offer. At 31 March 2003, we had £25.0 million net unrecognised losses on these instruments that will be recognised when the interest is paid.

All of these instruments are entered into for hedging purposes and accounted for as such under UK GAAP. Such instruments have not been designated and do not qualify for hedge accounting under the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No 133 for US GAAP.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in dollars. However, our financial statements are presented in pounds sterling, and changes in the exchange rate between the dollar and pounds sterling will affect the translation of the results of our operations into pounds sterling. We do not currently intend to hedge any foreign exchange rate risk relating to dollar-denominated notes, although we will continue to review this practice.

At 31 March 2003, we had £581.7 million of borrowings denominated in dollars net of deferred financing fees, and £1,233.9 million of borrowings that accrue interest at variable rates, before taking into account hedging arrangements. The following examples illustrate the effect certain changes in foreign exchange rates and interest rates would have had in the 2003 financial year. The following discussion of estimated amounts generated from the sensitivity analysis is forward looking and involves risks and uncertainties. If the amount or mix of long-term borrowings is different, then the following examples may not be indicative of the effects of changing exchange rates and interest rates.

If the variable interest rates had been a full percentage point higher or lower with no change in foreign exchange rates, then the interest payable with respect to our variable-rate indebtedness in the 2003 financial year would have been £2.3 million higher or lower, respectively, taking into account our hedging arrangements, or £12.3 million higher or lower, respectively, without taking into account hedging arrangements.

If the average exchange rate of the dollar as measured against the pound sterling had been 10% higher or lower, with no change in variable rates of interest, then the interest payable in the 2003 financial year would have been approximately £5.2 million lower or £6.3 million higher, respectively.

Our exposure to interest rate fluctuations will depend on the amount of variable-rate indebtedness that we have outstanding and the extent of any hedging arrangements that we put in place. Similarly, our exposure to currency fluctuations will depend on the mix of dollar- and pounds sterling-denominated indebtedness and the extent of any hedging arrangements.

For further information on financial instruments and our risk management is discussed in note 13 to the notes to the financial information in Part VI "Accountants' Report".

**Significant Differences Between UK and US GAAP**

Our combined and consolidated financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. Differences result primarily from the different treatment of purchase price allocations when accounting for acquisitions, 'push-down' accounting for payments made to certain members of management by BT prior to the Yell Purchase, costs associated with selling advertisements, derivative financial instruments, pensions and deferred taxes. Under US GAAP, a portion of the purchase price is allocated, when accounting for acquisitions, to the deferred costs of directories that publish in the months immediately following the acquisition. Under UK GAAP, the deferred costs, which represent the value of selling efforts not yet realised, are valued at the lower of historical cost and net realisable value. The purchase price allocation under US GAAP increases the value of the selling effort to its fair value and, accordingly, profits in the period immediately following an acquisition would be significantly lower under US GAAP than under UK GAAP. Further, under US GAAP, a portion of the purchase price would be allocated to other intangible assets such as acquired customer relationships and brand names, which are amortised over a different life than the goodwill recorded under UK GAAP and establishing associated deferred taxes. See note 26 of the notes to the financial information in Part VI "Accountants' Report".

**New UK Accounting Standards**

In November 2000, the Accounting Standards Board ("ASB") issued Financial Reporting Standard 17 "Retirement Benefits" ("FRS 17"). In November 2000, the ASB announced an extended transitional regime for FRS 17. This has the effect of extending the transitional disclosure period and deferring the mandatory requirement for full adoption until periods beginning on or after 1 January 2005. We are required to phase in the adoption of the disclosure requirements over the two financial years ended 31 March 2002 and 2003. We have presented the required disclosure under the transition rules of FRS 17 in note 21 of the notes to the financial information in Part VI "Accountants' Report". FRS 17 requires changes in the actuarial methods and assumptions and the method of accounting for scheme surpluses or deficits. Upon full adoption of FRS 17, the results of prior periods will also be restated to reflect its requirements. Adoption of the standard could result in more volatile pension charges from period to period when market valuations do materially fluctuate.

**International Financial Reporting Standards**

In June 2002, the Council of Ministers of the European Union approved a regulation (the "Regulation") requiring all companies that are governed by the law of a member state of the European Union and whose securities are admitted to trading on a regulated market of any member state to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union. The Regulation is to be effective for each financial year starting on or after 1 January 2005.

The International Accounting Standards Board issued a standard on transition to IFRS in June 2003. It is expected that there will be significant continuing developments in IFRS between now and 2005 and consequently there is uncertainty about exactly what IFRS will require in 2005. This uncertainty will be reduced as the International Accounting Standards Board finalises and publishes its standards on the first time adoption of IFRS and other key areas such as business combinations and share based payments.

In the meantime, the UK Accounting Standards Board is adopting a phased transition to the conversion of existing UK GAAP and plans to issue around 40 new standards or revisions to existing standards over the next two years, some of which have already been issued in the form of Financial Reporting Exposure Drafts ("FREDs"). It is also possible that by the implementation date set by the European Union, UK GAAP will not be fully aligned with IFRS.

The Group will adopt any FREDs when they become effective and part of UK GAAP. The transition of UK GAAP to IFRS and/or the adoption of IFRS could possibly have a material impact on the Group's financial position and reported results, although it is not possible for the Directors to quantify the impact at this time.

**Recent US GAAP Accounting Pronouncements**

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No 141 "Business Combinations" ("SFAS 141"), which supersedes APB opinion No 16 "Business Combinations" and Statement of Financial Accounting Standards No 38 "Accounting for Pre-acquisition Contingencies of Purchased Enterprises". SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within the scope of SFAS 141 be accounted for using only the purchase method. SFAS 141 is required to be applied for all business combinations initiated after 30 June 2001. Adoption of this statement did not have a material impact on the Group's financial condition or results of operations.

Also, in June 2001, the FASB issued Statement of Financial Accounting Standards No 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires the discontinuance of goodwill amortisation. In addition, SFAS 142 includes certain provisions regarding the reclassification of certain existing recognised intangibles as goodwill, reassessment of the useful lives of existing recognised intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. Upon adoption on 1 April 2002, we completed our impairment tests of goodwill and determined that the goodwill balances were not impaired, and we evaluated our depreciable intangible assets and determined that their remaining useful lives were appropriate.

In August 2001, the FASB issued Statement of Financial Accounting Standards No 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. Adoption of this statement did during the year ended 31 March 2003 not have a material impact on our financial condition or results of operations.

Also, in August 2001, the FASB issued Statement of Financial Accounting Standards No 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting Standards No 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of any entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. Adoption of this standard for the year ended 31 March 2003 did not have a material impact on the Group's financial condition or results of operations.

In April 2002, the FASB issued Statement of Financial Accounting Standards No 145 "Recission of FASB Statements No 4, 44, and 64, Amendment of FASB Statement No 13 and Technical Corrections" ("SFAS 145"). This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in APB Opinion No 30 "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. SFAS 145 is effective for fiscal years beginning after 15 May 2002; however, certain sections are effective for transactions occurring after 15 May 2002. We do not expect the adoption of this standard to have a material effect on our financial information.

In June 2002, the FASB issued Statement of Financial Accounting Standards No 146 "Accounting for Costs Associated with Exit of Disposal Activities" ("SFAS 146"). This standard will require companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for fiscal years beginning after 31 December 2002. We do not expect the adoption of this standard to have a material effect on our financial information.

In December 2002, the FASB issued Statement of Financial Accounting Standards No 148 "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"). This standard amends SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No 28 "Interim Financial Reporting", to require disclosure about those effects in interim financial information. SFAS 148 is effective for fiscal years beginning after 15 December 2002. We do not expect the adoption of SFAS 148 to have a material impact on our financial position, earnings or cash flows.

In April 2003, the FASB issued the Statement of Financial Accounting Standards No 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). This standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under

FASB Statement No. 133 "Accounting for Derivatives Instruments and Hedging Activities". This standard is effective prospectively for contracts entered into or modified after 30 June 2003 and prospectively for hedging relationships designated after 30 June 2003. We are in the process of assessing the impact of adopting this standard.

In May 2003, the FASB issued the Statement of Financial Accounting Standards No 150 "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). The standard improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This standard is effective prospectively for financial instruments entered into or modified after 31 May 2003 and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. This standard shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the standard and still existing at the beginning of the interim period of adoption. We are in the process of assessing the impact of adopting this standard.

*Critical Accounting Estimates*

The consolidated financial information includes accounts of Yell Group plc and all its subsidiaries. In general, our accounting policies are consistent with those generally adopted by others operating within the same industry in the United Kingdom. Our accounting policies are summarised in note 1 of the notes to the financial information contained in Part VI "Accountants' Report".

In preparing the consolidated financial information, our management has made its best estimates and judgements of certain amounts included in the financial information, giving due consideration to materiality. We regularly review and update these estimates when required. Actual results could differ from these estimates. Unless otherwise indicated, we do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. We consider the following policies to be a list of the most significant policies that require our management to make subjective and complex judgements or to consider matters that are inherently uncertain.

*Allowance for doubtful debts.* Debtors are reduced by an allowance for amounts that may become uncollectable in the future. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. We have demonstrated the ability to make reasonable and reliable estimates of allowances for doubtful accounts based on significant historical experience. Whilst such bad debts have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

If our allowance for credit losses as a percentage of turnover had been 1.0% higher or lower during the year ended 31 March 2003, then loss before tax would have varied by approximately £11 million.

*Goodwill and tangible fixed assets.* Goodwill and tangible fixed assets are long-lived assets that are amortised over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue. If the useful economic lives had increased or decreased by an average of one year during the year ended 31 March 2003, then our amortisation charge would have varied by approximately £5 million and our depreciation charge would have varied by approximately £7 million. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

*Pensions.* The determination of our obligation and expense for pensions is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in note 21 of the notes to the financial information contained in Part VI "Accountants' Report" and include, amongst others, the discount rate, the expected long-term rate of return on plan assets and rates of increase in compensation. Whilst we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect the amount of our future pension obligations, future valuation adjustments in the statement of total recognised gains and losses and our future employee expenses.

*Taxes.* The determination of our obligation and expense for taxes requires an interpretation of tax law. We seek appropriate competent and professional tax advice before making any judgements on tax matters. Whilst we believe that our judgements are prudent and appropriate, significant differences in our actual experience may materially affect our future tax charges. We recognise deferred tax assets and liabilities arising from timing differences where we have a taxable benefit or obligation in the future as a result of past events. We record deferred tax assets to the extent that we believe they are more likely than not to be realised. Should we determine that we would be able to realise our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. In the year ended 31 March 2003, we reduced our net loss for the year by £17.2 million when we recognised previously unrecognised deferred tax assets that we believe we will realise in the near future. At 31 March 2003, we have not recognised potential deferred tax assets totalling £27 million.

*Share option costs.* We have granted stock options to our employees who are subject to certain performance conditions subsequent to an initial public offering or change in control. Because the vesting of these options is contingent on the completion of this offering, we have not recognised the share option costs in the period under review. Once our ordinary shares are publicly traded, we will be required to include share option costs within staff costs. Share option costs are based on the value of the share options on the date of grant. We will recognise this cost in the profit and loss account when the performance conditions are met.

**Use of Proceeds**

The gross proceeds from the issue of Primary Shares being offered by the Company in the Global Offer will be approximately £433 million, and the net proceeds are estimated to be approximately £403 million after deduction of estimated underwriting commissions and expenses payable by the Company of approximately £30 million. These expenses do not include approximately £55 million of exceptional cash items referred to below in "—Global Offer Exceptional Items" and approximately £13 million of financing costs associated with the Company's New Bank Facility. The Company will not receive any of the net proceeds from the offer of the Secondary Shares in the Global Offer.

The Company intends to use the net proceeds it receives from the Global Offer primarily to: (i) repay £100 million principal amount and related interest outstanding of approximately £8 million under vendor loan notes issued to an affiliate of BT in connection with the purchase of Yell from BT; (ii) prepay approximately £54 million principal amount outstanding under the Senior Facilities Agreement; and (iii) redeem up to 35%, or approximately £173 million, of the aggregate principal and accreted amounts under the Notes.

Concurrently with the closing of the Global Offer, we will refinance our existing Senior Facilities Agreement with drawings under the New Bank Facility and a portion of the proceeds from the Global Offer.

**Global Offer Exceptional Items**

As a consequence of the Global Offer, we will record significant exceptional costs in our profit and loss account for the financial year ending 31 March 2004 that are at present estimated to amount, in aggregate, to approximately £135 million, represented by: approximately £20 million in cash expenses related to the redemption premium (10.75% of the principal amount in the case of the cash-pay Notes redeemed and 13.5% of the accreted amount in the case of the discount Notes redeemed) payable upon redemption of the Notes in accordance with the optional redemption provisions of the Indentures; approximately £1 million of hedge unwind cash costs; a non-cash write-off of deferred finance costs of approximately £38 million; cash payments to affiliates of both Hicks Muse and Apax Partners of approximately £14 million each (including, where applicable, VAT) payable within five days of Admission in satisfaction of the terms of the Existing Shareholders Agreement, which will terminate in its entirety on Admission (see paragraph 11.21 of Part X "Additional Information—Material Contracts—Restructuring Agreements"); and charges for pre-Global Offer options and management incentive arrangements of approximately £6 million of cash items and £42 million of non-cash items.

**Working Capital**

In the opinion of the Company, taking into account our available bank facilities and the net proceeds of the Global Offer receivable by the Company, the working capital available to the Yell Group is sufficient for our present requirements, that is for at least the next 12 months following the date of this document.

### Current Trading and Prospects

Since 31 March 2003, trading has developed favourably and in line with our expectations.

In the United Kingdom, based on directories published in the current financial year and information regarding sales canvasses closed, our UK printed directories have experienced volume growth in our sales of advertising. As expected, following the higher incremental growth in the 2003 financial year from the roll-out of colour advertising, our growth rate is now returning towards the levels experienced prior to 2003. Our prices have continued to decline pursuant to the regulatory undertakings, which affect all Yellow Pages directories published in the United Kingdom in the current period. However, notwithstanding the regulatory undertakings, we are currently experiencing an increase in turnover as compared to the same period in the prior year.

In the United States, we have also continued to grow turnover on a US-dollar basis during the current financial year. We have seen a favourable effect on profit margins in our US business as we have adopted our strategy of developing directories that we have launched in prior years. Based on directories published to date and sales canvasses closed, we have continued to experience same-market growth. The integration of Yellow Book West into our US operations and the transfer of best practices within Yellow Book is beginning to have a positive effect on sales growth.

The depreciation of the US dollar against the pound sterling has a negative effect on the reported results of our US operations when translated into pounds sterling. However, this negative effect is to some extent mitigated by the positive effect on our US dollar-denominated interest charges.

We are confident about the prospects for the Group for the current financial year.

### Dividend Policy

Following Admission, in the absence of unforeseen circumstances, we intend to pay in December 2003 an interim dividend totalling approximately 3.0 pence per share in respect of the six months to 30 September 2003. In addition, in the absence of unforeseen circumstances, we intend to pay in August 2004 a final dividend for the year ending 31 March 2004 of 6.0 pence per share. Such payments are expected to total approximately £63 million.

Thereafter, we intend to declare an interim and final dividend in respect of each financial year, in each case in the approximate ratio of one-third to two-thirds, and intend to increase dividend payments to reflect growth in underlying earnings.

For a description of the restrictions that affect our ability to pay dividends, see paragraph 20 of Part X, "Additional Information—Dividend Restrictions". We do not expect that these restrictions will prevent us from paying dividends as described above.

## McLeod Operating and Financial Review

*This discussion should be read in conjunction with the audited McLeod financial information and the notes explaining that financial information in Part VII "Financial Information on McLeod".*

### Overview

At the time of its acquisition on 16 April 2002, McLeod was the second-largest independent directory publisher in the United States. McLeod's business is divided into two divisions: a printed directory publishing business ("Pubco") and an outsource provider of telephone directory publishing services, CCD.

Pubco is McLeod's primary operating division accounting for approximately 90% of McLeod's revenue in 2001. Pubco sells classified directory advertising in 260 directories published in 26 states. It also generates a small percentage of its revenue by providing online directory advertising through Planetpages.com.

CCD partners with local telephone companies under revenue-sharing arrangements to sell advertising in and publish directories on their behalf. As a result of a lack of perceived attractive future growth potential, McLeod has decided to exit this business and is not renewing arrangements with local telephone companies as contracts expire.

McLeod analysed its printed directories under three main categories:

- *Metro market directories,* which are published in larger metropolitan markets,
- *Established market directories*, which are non-metro directories that McLeod has published for five years or more, and
- *Newer market directories,* which are non-metro directories, including acquisitions and new launches, which McLeod has published for less than five years.

McLeod's revenue growth over the period in review as well as its gross margins reflect an aggressive strategy of acquisitions and new directory launches. In February 1999, McLeod significantly expanded its portfolio of directories with the acquisition of 21 directories held by Talking Directories, Inc. ("TDI") for a total cost of $132 million including expenses. The TDI acquisition has had a significant effect on McLeod's financial results over the period in review. At the time of the TDI acquisition, the decision was made to operate TDI as a stand-alone business. Following a period of difficulty, including declining sales, high sales staff turnover, increased bad debt expense and duplicative costs, McLeod took the decision to fully integrate TDI during 2000, a process that management believes has now been largely completed.

The presentation below is based on US GAAP, which differs in certain important respects from UK GAAP. Amongst other differences, cost of sales and hence gross margin as calculated and presented below in accordance with US GAAP are calculated differently than under UK GAAP. Under US GAAP, cost of sales includes distribution costs but excludes the costs of selling advertisements and bad debt expense, whilst the reverse is true under UK GAAP. Accordingly, an analysis of costs of sales, gross margin and other amounts for McLeod may not be comparable to Yell.

**Year Ended 31 December 2001 Compared to Year Ended 31 December 2000**

***Revenue***

The following table sets forth, for each of the periods indicated, the revenue of McLeod's divisions in dollars and as a percentage of total revenue:

| | Year ended 31 December | | | |
|---|---|---|---|---|
| | 2000 | | 2001 | |
| | ($ in millions) | (%) | ($ in millions) | (%) |
| Pubco | 221.2 | 87.1 | 268.1 | 89.9 |
| CCD | 26.0 | 10.3 | 21.2 | 7.1 |
| Total advertising revenue | 247.2 | 97.4 | 289.3 | 97.0 |
| Other revenue | 6.7 | 2.6 | 9.1 | 3.0 |
| **Total revenue** | 253.9 | 100.0 | 298.4 | 100.0 |

Total revenue increased by $44.5 million, or 17.5%, from $253.9 million in 2000 to $298.4 million in 2001, primarily due to acquisition activity.

Pubco's revenues increased by $46.9 million, or 21.2%, from $221.2 million in 2000 to $268.1 million in 2001, reflecting growth in our metro, established and newer market directories, offset in part by decreases in the revenues from TDI directories. In 2001, McLeod acquired 36 directories (eight of which were metro market directories) that accounted for $31.2 million of Pubco's revenue growth for 2001.

Same-market growth of $10.7 million, or 4.9%, was the second most important contributor to Pubco revenue growth in 2001. However, this rate of growth was substantially below the 8.9% achieved in 2000 and reflected customer uncertainty relating to the financial position and telephone service problems of McLeod's former parent, which affected McLeod's reputation as a brand, difficult economic conditions in the United States generally and a continuing negative growth trend during the period with respect to the TDI directories. Management believes that the McLeod acquisition from its former parent and the integration of TDI will help support a higher level of same-market growth going forward, although it may be too early to predict the extent to which McLeod will benefit from these factors.

CCD revenues decreased by $4.8 million, or 18.5%, from $26.0 million in 2000 to $21.2 million in 2001, reflecting McLeod's decision to wind down this business. Management expects these revenues to decline as substantially all existing arrangements expire over the next three years.

Other revenue includes a combination of trade and barter arrangements whereby McLeod offers advertising in directories in exchange for advertising or promotional activities carried out by another party (and which result in a corresponding expense included in operating expenses), revenue from billing charges and revenue from late charges.

*Cost of Sales*

The following table sets forth, for each of the periods indicated, McLeod's cost of sales in dollars and as a percentage of the corresponding segment of total revenue for the periods indicated:

| | Year ended 31 December | | | |
|---|---|---|---|---|
| | 2000 | | 2001 | |
| | ($ in millions) | (%) | ($ in millions) | (%) |
| Pubco | 80.0 | 36.1 | 100.9 | 37.6 |
| CCD | 8.8 | 33.8 | 6.2 | 29.2 |
| **Total cost of sales** | 88.8 | 34.9 | 107.1 | 35.9 |

The primary components of Pubco cost of sales relate to printing, paper, overhead and distribution, which together accounted for 92.0% of the total cost of sales in 2001. Overall printing and paper costs have increased significantly over 2000 and 2001, mainly due to the increase in the total number of directories published along with an increase in the average circulation per directory. Subsequent to the integration of the TDI directories in 2001, the cost per book for the TDI directories decreased as the directories benefited from McLeod's paper and printing prices. Distribution costs have increased in 2001 compared to 2000, but on a cost-per-book basis they have remained stable. Pubco cost of sales in 2001 benefited from a $2.4 million reversal of reserves established in prior years. Overall, the increase of Pubco cost of sales as a percentage of Pubco advertising sales (from 36.1% in 2000 to 37.6% in 2001) reflected the mix of a higher portion of metro and newer directories from our acquisitions which initially tend to have lower margins than our established market directories.

*Gross Profit*

Gross profit increased by $26.2 million, or 15.9%, from $165.1 million in 2000 to $191.3 million in 2001. Gross profit margin decreased from 65.0% in 2000 to 64.1% in 2001. McLeod's significant acquisition activity has caused fluctuations in its gross margin.

*Selling, General and Administrative*

Selling expense, which consists of direct market and general sales expenses, increased by $19.8 million, or 23.8%, from $83.2 million in 2000 to $103.0 million in 2001. As a percentage of net revenue it increased from 32.8% to 34.5%. Direct-market sales expenses, which are driven primarily by commissions and salaries, as well as advertising costs, increased in 2001 both in absolute terms as a result of growth in revenue and as a percentage of revenue due to enhanced commission plans that management adopted for sales to new customers in under-performing markets. These enhanced commission plans were first implemented in 2000 in 20 markets. In 2001, 50 markets were included. The increase in selling expenses as a percentage of revenue reflected lower-than-anticipated revenue in 2001 due to declining revenue on certain of the TDI directories and lower customer-retention rates in certain markets. These expenses also increased due to McLeod's efforts to support directories acquired and launched during this period.

The principal components of general and administrative expense include business insurance, recruiting and salaries of administrative personnel. General and administrative expense decreased by $11.1 million, or 39%, from $28.8 million in 2000 to $17.7 million in 2001, reflecting in part the avoidance of duplicative costs upon the full integration of TDI. The decrease was also due to the absence of a bonus expense that was incurred in 2000.

*Depreciation and Amortisation*

Depreciation and amortisation increased from $32.3 million in 2000 to $35.8 million in 2001, reflecting the level of acquisition activities in previous and current periods.

*Provision for Bad Debt*

Provision for bad debt increased from $13.0 million in 2000 to $15.8 million in 2001, due to revenue growth and was partially offset by the reversal of an aggregate of $1.7 million of excess bad debt accruals recorded in prior periods, including $1.5 million that had been recorded in 2000.

*MCLD's Management Fee*

The management fee payable to MCLD was $6.0 million in 2000 and $7.0 million in 2001. McLeod's former parent charged a management fee to each of its subsidiaries. This management fee allocated a portion of certain costs pertaining to the former parent's corporate-level activities. These costs pertain to services and activities that did not directly benefit the company and were allocated to the former parent's subsidiaries based upon their percentage contribution to the revenues of the consolidated company. These management fees have no ongoing relevance.

*Operating Income*

Operating income increased by $10.2 million, or 567%, from $1.8 million in 2000 to $12.0 million in 2001 for the reasons described above.

*Non-operating (Expense) Income*

Interest expense payable to MCLD increased from $25.8 million in 2000 to $36.2 million in 2001, reflecting amounts charged by the parent company in each year. Other interest income decreased from $0.55 million in 2000 to $0.05 million in 2001; and this decrease was attributable to changes in cash management practices with McLeod's parent company.

*Net Loss*

Net loss increased from $23.5 million in 2000 to $24.4 million in 2001 for the reasons described above.

(This page intentionally left blank)

**PART VI**

**ACCOUNTANTS' REPORT**

The following text is a report on Yell Group plc by PricewaterhouseCoopers LLP, reporting accountants.



**PricewaterhouseCoopers LLP**
1 Embankment Place
London WC2N 6RH

The Directors
Yell Group plc
Queens Walk
Reading
Berkshire RG1 7PT

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

10 July 2003

Dear Sirs

## Yell Group plc

### Introduction

We report on the financial information set out below. This financial information has been prepared for inclusion in the listing particulars dated 10 July 2003 ("the listing particulars") of Yell Group plc ("the Company").

### Background

The Company was incorporated as Tasktip Limited on 15 March 2001, changed its name to Yell Group Limited on 22 June 2001 and was re-registered as a public limited company on 28 May 2002.

On 22 June 2001 the Company and its subsidiaries acquired from British Telecommunications plc ("BT") the net assets of the Yellow Pages business unit of BT, which had been transferred to a separate legal entity, Yell Limited, on 6 March 2001, Yellow Pages Sales Limited and General Art Services Limited (collectively "Yellow Pages") and, Yellow Book USA, Inc. and its subsidiary undertakings ("Yellow Book"). Yellow Book was acquired by the BT group on 31 August 1999.

This transaction on 22 June 2001 is referred to as "the acquisition" and was financed with £950 million of advances under a senior credit facility, £500 million of advances under a bridge facility, £100 million in the form of vendor loan notes and £550 million of shareholders' funding in the form of £1 million of equity and £549 million of shareholder subordinated deep discount bonds. The £500 million borrowed under the bridge facility was repaid with the proceeds of the issue of Sterling and US dollar notes in August 2001.

The Company and its subsidiaries are referred to as "the Yell Group" or "the Group".

**Basis of preparation**

The combined and consolidated financial information has been prepared, on the basis set out in note 1, to show the results and financial position of the Yell Group as if it had existed as a discrete operation since 1 April 2001.

The combined and consolidated financial information is based on:

- For the year ended 31 March 2001, consolidation returns for the Yellow Pages business unit and Yellow Book prepared for the purposes of the BT consolidated financial statements for that year;
- For the year ended 31 March 2002, consolidation returns for the Yellow Pages business unit and Yellow Book for the period from 1 April 2001 to 22 June 2001 prepared for the purposes of the BT consolidated financial statements for the year ended 31 March 2002 aggregated with the consolidated financial statements of Yell Group for the period ended 31 March 2002; and
- For the year ended 31 March 2003, the consolidated financial statements of Yell Group for that year.

No adjustments were considered necessary in preparing the financial information.

**Responsibility**

The BT consolidated financial statements for the two years ended 31 March 2002, which included the financial information presented in the consolidation returns for the Yellow Pages business unit and Yellow Book, are the responsibility of the directors of BT who approved their issue.

The consolidated financial statements of Yell Group are the responsibility of the directors of the Company who approved their issue.

The directors of the Company are responsible for the contents of the listing particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report to form an opinion on the financial information and to report our opinion to you.

**Basis of opinion**

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us and PricewaterhouseCoopers relating to the audits of the consolidated financial statements of BT up to 31 March 2002 and of the Yell Group from 22 June 2001 to 31 March 2003. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the consolidation returns and financial statements underlying the financial information and whether the accounting polices are appropriate to the circumstances of the Company, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

**Opinion**

In our opinion, the combined and consolidated financial information gives, for the purposes of the listing particulars, a true and fair view of the state of affairs of the Yell Group as at the dates stated and of its results, cash flows and total recognised gains and losses for the years then ended.

## YELL GROUP PLC

## COMBINED AND CONSOLIDATED PROFIT AND LOSS ACCOUNTS

| | Notes | Year ended 31 March | | |
|---|---|---|---|---|
| | | 2001 | 2002 | 2003 |
| | | £m | £m | £m |
| **Turnover** | | | | |
| Continuing operations | | 758.5 | 860.3 | 913.6 |
| Acquisitions | | 15.8 | 5.1 | 200.4 |
| **Turnover** | 2 | 774.3 | 865.4 | 1,114.0 |
| Cost of sales | | (316.0) | (387.0) | (509.9) |
| **Gross profit** | | 458.3 | 478.4 | 604.1 |
| Distribution costs | | (21.7) | (24.0) | (36.0) |
| Administrative expenses | | | | |
| Ordinary items | | (237.5) | (299.8) | (369.7) |
| Exceptional items | 3 | (11.6) | (3.0) | (15.0) |
| Total administrative expenses | | (249.1) | (302.8) | (384.7) |
| **Operating profit** | | | | |
| Continuing operations | | 186.8 | 151.0 | 176.5 |
| Acquisitions | | 0.7 | 0.6 | 6.9 |
| **Total operating profit** | 2,3 | 187.5 | 151.6 | 183.4 |
| Net interest payable | 5 | (24.5) | (164.4) | (236.6) |
| **Profit (loss) on ordinary activities before taxation** | | 163.0 | (12.8) | (53.2) |
| Tax (charge) credit on profit (loss) on ordinary activities | 6 | (60.3) | (18.6) | 12.6 |
| **Profit (loss) for the financial year** | 17 | 102.7 | (31.4) | (40.6) |
| **Earnings (loss) per share** | | | | |
| Basic and diluted earnings per share | 7 | 46.6p | (14.3)p | (15.5)p |

The capital structure of the Yell Group changed as a result of the Yell acquisition on 22 June 2001, and, consequently, net interest payable and goodwill amortisation are significantly different in periods following that date when compared to periods prior to that date.

## STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

| | Notes | Year ended 31 March | | |
|---|---|---|---|---|
| | | 2001 | 2002 | 2003 |
| | | £m | £m | £m |
| Profit (loss) for the financial year | | 102.7 | (31.4) | (40.6) |
| Currency movements | 17 | 22.7 | (2.9) | (34.0) |
| **Total recognised gains (losses) for the financial year** | | 125.4 | (34.3) | (74.6) |

## YELL GROUP PLC

## COMBINED AND CONSOLIDATED BALANCE SHEETS

| | Notes | At 31 March 2001 | 2002 | 2003 |
|---|---|---|---|---|
| | | £m | £m | £m |
| **Fixed assets** | | | | |
| Intangible assets | 8 | 429.3 | 1,640.5 | 1,824.1 |
| Tangible assets | 9 | 42.7 | 30.0 | 47.1 |
| Investment | | 1.9 | 2.1 | 1.9 |
| **Total fixed assets** | | 473.9 | 1,672.6 | 1,873.1 |
| **Current assets** | | | | |
| Stocks | 10 | 87.5 | 90.9 | 145.8 |
| Debtors | 11 | 278.1 | 337.3 | 461.4 |
| Cash at bank and in hand | | 24.8 | 100.2 | 30.1 |
| **Total current assets** | | 390.4 | 528.4 | 637.3 |
| **Creditors: amounts falling due within one year** | | | | |
| Loans and other borrowings | 12 | (97.2) | (53.4) | (112.8) |
| Other creditors | 14 | (133.0) | (146.7) | (235.9) |
| **Total creditors: amounts falling due within one year** | | (230.2) | (200.1) | (348.7) |
| **Net current assets** | | 160.2 | 328.3 | 288.6 |
| **Total assets less current liabilities** | | 634.1 | 2,000.9 | 2,161.7 |
| **Creditors: amounts falling due after more than one year** | | | | |
| Loans and other borrowings | 12 | (221.8) | (2,050.7) | (2,286.0) |
| Other creditors | 14 | (18.0) | — | — |
| **Total creditors: amounts falling due after more than one year** | | (239.8) | (2,050.7) | (2,286.0) |
| **Net assets (liabilities)** | | 394.3 | (49.8) | (124.3) |
| **Capital and reserves** | | | | |
| Called up share capital | 16 | — | 0.1 | 0.1 |
| Share premium account | 17 | — | 0.9 | 1.0 |
| Other reserves | 17 | — | 0.1 | 0.1 |
| Profit and loss account deficit | 17 | — | (50.9) | (125.5) |
| BT's net investment in the Yell Group | 17 | 394.3 | — | — |
| **Equity shareholders' funds (deficit)** | 17 | 394.3 | (49.8) | (124.3) |

## YELL GROUP PLC

## COMBINED AND CONSOLIDATED CASH FLOW STATEMENTS

| | Notes | Year ended 31 March 2001 | 2002 | 2003 |
|---|---|---|---|---|
| | | £m | £m | £m |
| **Net cash inflow from operating activities** | | 194.1 | 196.3 | 309.1 |
| **Returns on investments and servicing of finance** | | | | |
| Net interest paid | | (25.9) | (94.7) | (139.5) |
| Finance fees paid | | — | (59.4) | (16.1) |
| **Net cash outflow for returns on investments and servicing of finance** | | (25.9) | (154.1) | (155.6) |
| **Taxation** | | (1.6) | (0.4) | (9.7) |
| **Capital expenditure and financial investment** | | | | |
| Purchase of tangible fixed assets | | (23.1) | (14.9) | (16.0) |
| Sale of tangible fixed assets | | — | 1.1 | — |
| Payment for assets transferred from BT | | — | (11.7) | — |
| **Net cash outflow for capital expenditure and financial investment** | | (23.1) | (25.5) | (16.0) |
| **Acquisitions** | | | | |
| Purchase of subsidiary undertakings, net of cash acquired | 18 | (39.0) | (1,582.6) | (470.9) |
| **Net cash outflow for acquisitions** | | (39.0) | (1,582.6) | (470.9) |
| **Net cash inflow (outflow) before financing** | | 104.5 | (1,566.3) | (343.1) |
| **Financing** | | | | |
| Issue of ordinary share capital and capital contribution received | 17 | — | 1.1 | 0.1 |
| Net cash distributions to BT | 17 | (150.7) | — | — |
| Cash retained by BT on acquisition | | — | (40.8) | — |
| New loans issued | | 66.0 | 2,553.5 | 485.7 |
| Borrowings repaid | | — | (872.1) | (211.9) |
| **Net cash (outflow) inflow from financing** | | (84.7) | 1,641.7 | 273.9 |
| **Increase (decrease) in net cash in the year** | | 19.8 | 75.4 | (69.2) |
| Increase in net debt resulting from cash flows | 19 | (46.2) | (1,546.6) | (326.9) |

## RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

| | Year ended 31 March 2001 | 2002 | 2003 |
|---|---|---|---|
| | £m | £m | £m |
| Total operating profit | 187.5 | 151.6 | 183.4 |
| Depreciation | 13.0 | 20.2 | 22.5 |
| Goodwill amortisation | 22.1 | 70.7 | 98.4 |
| Increase in stocks | (12.4) | (4.7) | (23.0) |
| Increase in debtors | (60.8) | (49.4) | (35.0) |
| Increase in creditors | 37.9 | 7.4 | 58.4 |
| Other | 6.8 | 0.5 | 4.4 |
| **Net cash inflow from operating activities** | 194.1 | 196.3 | 309.1 |

## YELL GROUP PLC

## NOTES TO THE FINANCIAL INFORMATION

### 1. Basis of preparation, combination and consolidation, and accounting policies

*Basis of preparation, combination and consolidation*

The principal activity of the Yell Group is publishing classified advertising directories in the United Kingdom and the United States.

The Yell Group comprises a number of legal entities. The principal entities included within the financial information are reflected on the next page.

The financial information presented here for the year ended 31 March 2001 represents an aggregation of the historical financial information of Yellow Pages and of Yellow Book, since its acquisition by BT, as if the Yell Group had been formed as a discrete operation throughout that year. The capital structure of the Yell Group and its interest charges, goodwill amortisation, administrative expenses, pension costs and tax charges during the periods up to 22 June 2001 are significantly different from those that have existed since the acquisition.

In particular, BT's net investment in the Yell Group described in note 17 was replaced by share capital, reserves and external borrowings.

Prior to 6 March 2001, Yellow Pages was a business unit of BT and did not form a separate legal entity, nor was it structured with a holding company as a separate legal entity.

As a stand-alone business unit within BT, Yellow Pages provided its own administration and management; however, BT did provide some services including, but not limited to, treasury, cash management (including participation in BT's cash pooling system), employee benefit administration, and legal and professional services.

Yellow Pages was allocated or charged costs from BT for certain administration and other services supplied, as set out in note 23. These costs were allocated based on reasonable estimates and are insignificant to the total value of services provided by BT. The results, assets and liabilities included in the financial information are affected by the financing, taxation and cost allocation arrangements of BT for all periods up to 22 June 2001.

Substantially all funding of the Yell Group's businesses was financed via BT's net investment and loans issued by BT up until 22 June 2001, and thereafter by a number of shareholder and third-party debt facilities as detailed in note 12. In the balance sheet at 31 March 2001, trading and short-term treasury cash management balances with BT were included in debtors and creditors as appropriate.

Up until the acquisition on 22 June 2001, Yell Group management regarded BT as the ultimate controlling party of the Group. Thereafter, management regards funds managed or advised by Apax Partners & Co. and Hicks, Muse, Tate & Furst Incorporated, together purchased the Yell Group, as the ultimate controlling parties.

Turnover and operating profits in respect of acquisitions shown separately in the profit and loss account relate to three minor acquisitions in the year ended 31 March 2001, four minor acquisitions in the year ended 31 March 2002 and the McLeod acquisition together with four minor acquisitions in the year ended 31 March 2003. Details of the acquisition from BT on 22 June 2001 and other acquisitions are given in note 18.

The financial information for the year ended 31 March 2002 comprises the audited combined financial information of Yellow Pages and Yellow Book East from 1 April 2001 to 22 June 2001 aggregated with the consolidated financial statements of the company for the period from the acquisition to 31 March 2002.

The financial information for the year ended 31 March 2003 comprises the audited consolidated financial statements of the Group for the year then ended.

Where the financial statements of subsidiary undertakings do not conform with the Yell Group's accounting policies, appropriate adjustments are made on combination and consolidation in order to present the Yell Group combined and consolidated financial information on a consistent basis. All companies within the Yell Group during the period of ownership have coterminous financial years. All transactions between the Yell Group's businesses have been eliminated in the preparation of this combined and consolidated financial information. The

**1. Basis of preparation, combination and consolidation, and accounting policies (continued)**

results of companies and businesses acquired during the period are included in the combined and consolidated financial information from their respective dates of acquisition.

The preparation of the combined and consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for provision for doubtful debts, depreciation, employee pension and management incentive schemes and taxes.

*Subsidiary undertakings*

Brief details of principal subsidiary undertakings at each year end (except where noted), all of which are unlisted, are as follows:

| | Activity | Group interest in allotted capital[a] | Country of operation[b] |
|---|---|---|---|
| Yell Finance BV[c] | Intermediate holding company | 100% ordinary | Netherlands |
| Yell Limited[c] | Classified directory publisher | 100% ordinary | United Kingdom |
| Yellow Pages Sales Limited | Provision of sales services | 100% ordinary | United Kingdom |
| Yellow Book USA, Inc. | Classified directory publisher | 100% common | United States of America |
| McLeodUSA Publishing Company[d] | Classified directory publisher | 100% common | United States of America |
| National Directory Company[e] | Classified directory publisher | 100% common | United States of America |

*(a)* The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings, unless otherwise stated.

*(b)* Incorporated in its country of operation.

*(c)* Companies formed for the acquisition from BT on 22 June 2001.

*(d)* Acquired 16 April 2002.

*(e)* Acquired 31 December 2002.

*Accounting policies*

*Accounting convention*

This financial information has been prepared under the historical cost convention, in accordance with applicable accounting standards in the United Kingdom and the Companies Act 1985. These differ significantly to those in the United States and a reconciliation to generally accepted accounting principles in the United States ("US GAAP") is provided in note 26. A summary of the more important Group accounting policies, which have been consistently applied, is set out below.

*(a) Turnover*

Group turnover, after deduction of sales allowances, value added tax and other sales taxes, comprises the value of products provided by Group undertakings. Turnover from classified directories, Business Pages and other directories, mainly comprising advertising revenue, is recognised in the profit and loss account upon completion of delivery to the users of the directories. Other turnover, principally from Yellow Pages 118 24 7 and online services, is recognised from the point at which service is first provided over the life of the contract.

*(b) Cost of sales*

Cost of sales are the costs incurred in producing directories and other group products, including costs of the sales force and certain sales overheads dedicated to the sale of advertising. Charges for doubtful debts are also included within cost of sales. Such costs are charged to the profit and loss account as a percentage of turnover calculated based upon the actual bad debt experience as a proportion of total billings.

**1. Basis of preparation, combination and consolidation, and accounting policies (continued)**

*(c) Advertising*

The Group expenses the costs of advertising its own products and services as the costs are incurred.

*(d) Interest*

Interest payable is charged as incurred.

*(e) Foreign currencies*

On combination and consolidation, the assets and liabilities of foreign undertakings are translated into sterling at year-end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the period.

Exchange differences arising from the retranslation at period-end exchange rates of the net investment in foreign undertakings, less exchange differences on borrowings that finance or provide a hedge against those undertakings, are taken through the statement of total recognised gains and losses to reserves and are disclosed in note 17.

All other exchange gains or losses are dealt with through the profit and loss account.

*(f) Intangible fixed assets*

Goodwill arising from the purchase of subsidiary undertakings represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired and is amortised on a straight-line basis from the time of the acquisition over its estimated useful economic life.

*(g) Tangible fixed assets*

Tangible fixed assets are stated at historical cost less depreciation. Cost comprises the purchase price and any other costs of bringing an asset into use. Depreciation is provided on tangible fixed assets on a straight-line basis from the time they are available for use, so as to write off their costs over their estimated useful economic lives taking into account any expected residual values.

The lives assigned to significant tangible fixed assets are:

| | |
|---|---|
| Furniture and fittings | 5 years |
| Leasehold improvements | shorter of lease term or life of asset |
| Computers and office equipment | 2 to 6 years |
| Motor vehicles | 2 to 4 years |

*(h) Leased assets*

Rentals in respect of operating leases, under which substantially all the benefits and risks of ownership remain with the lessor, are charged to the profit and loss account on a straight-line basis over the life of the lease.

Assets held under finance leases where substantially all the benefits and risks of ownership are transferred to the Group are capitalised as tangible fixed assets and depreciated over their useful economic lives. The capital element of the future obligations under the leases is included as a liability in the combined and consolidated balance sheets, classified as appropriate as a creditor due within or after one year. Lease payments are split between capital and interest elements using the annuity method and the interest is then charged to the profit and loss account.

## 1. Basis of preparation, combination and consolidation, and accounting policies (continued)

*(i) Stocks*

Stocks are stated at the lower of cost and net realisable value. Directories in progress mainly comprise sales force costs, artwork and other directory production costs, including appropriate overheads, pending completion of delivery of the relevant directories.

*(j) Pension schemes*

The Group currently operates a defined benefit pension scheme for its UK employees employed before 1 October 2001 and operates defined contribution pension schemes for its UK employees employed subsequent to 1 October 2001 and its US employees.

All pension schemes are independent of the Group's finances. Actuarial valuations of the defined benefit scheme are carried out as determined by the trustees at intervals of not more than three years, the rates of contribution payable and the pension cost being determined on the advice of the actuaries, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates. The cost of providing pensions is charged against profits over employees' working lives with the Group using the projected unit method.

Prior to the acquisition, some UK employees were members of the BT group defined benefit pension scheme. The Group recognised pension costs in its profit and loss account as billed from BT. Effective from 1 November 2001, Yell Group employees who previously contributed to the BT scheme were transferred to the Group's own defined benefit scheme, the Yell Pension Plan ("YPP").

Payments to the Group's defined contribution schemes are charged against profit as incurred.

In November 2000, the Accounting Standards Board ("ASB") issued FRS 17 "Retirement Benefits". The Group is required to phase in the adoption of the disclosure requirements over the two financial years ended 31 March 2002 and 2003. We have presented the required disclosure under the transition rules of FRS 17 in note 21. FRS 17 requires changes in the actuarial methods and assumptions and the method of accounting for scheme surpluses or deficits. Upon full adoption of FRS 17 the results of prior periods will also be restated to reflect its requirements. See note 21 for disclosure of the effect that adoption of this standard will have on the Group's results. Adoption of the standard will result in more volatile pension balances from period to period when market valuations do materially fluctuate.

*(k) Taxation*

The charge (credit) for taxation is based on the profit (loss) for the period and takes into account deferred taxation. Provision is made in full for deferred tax liabilities that arise from timing differences where transactions or events that result in an obligation to pay more tax in the future have occurred by the balance sheet date. Deferred tax assets are recognised to the extent that they are regarded as recoverable.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted. The Yell Group has adopted FRS 19 "Deferred Tax" throughout the period covered by this financial information.

A substantial portion of the Yellow Pages operation was not a separate taxable entity for corporation tax purposes prior to 22 June 2001 and the results of the Yellow Pages operation were included in the UK corporation tax returns of BT. In the financial information for the periods prior to 22 June 2001, Yellow Pages has provided for corporation taxes as if it were a separate taxpayer in the United Kingdom.

## 1. Basis of preparation, combination and consolidation, and accounting policies (continued)

*(l) Financial instruments*

All borrowings are initially stated at the fair value of consideration received after deduction of issue costs. Issue costs are charged to the profit and loss account together with the coupon, as finance costs, on a constant-yield basis over the term of the borrowings, or over a shorter period where the lender can require earlier repayment.

The Group considers its derivative financial instruments to be hedges when certain criteria are met. For interest rate derivatives, the instrument must be related to assets or liabilities or a probable commitment and must also change the interest rate or the nature of the interest rate by converting a variable rate to a fixed rate or vice versa. Interest differentials under interest rate swap agreements are recognised by adjustment of interest payable.

See note 13 for further details on the Group's financial instruments.

*(m) Asset impairment*

Intangible and tangible fixed assets are tested for impairment when an event that might affect asset values has occurred. An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future earnings from operating the assets. Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time when the directors believe that an impairment may have occurred.

*(n) Related Parties*

Intra-group transactions which have been eliminated on consolidation of the Group have not been disclosed, as permitted by FRS 8 "Related Party Disclosures".

## 2. Segmental analysis

The Group is a publisher of classified advertising directories in the United Kingdom and the United States. Turnover is principally derived from the sale of advertising in such publications. The geographical analysis is stated on the basis of origin of operations, although it would not be different had it been stated on the basis of customer origin.

The segmental information is based on the segmental operating results regularly reviewed by the Group's chief operating decision maker (the "CEO").

The Group's operations are a unitary business and have been managed on this basis. For the purposes of exercising day-to-day managerial and budgetary control, the management accounts are divided internally by product but these divisions are not self-standing businesses. For the purpose of managing the business, most common costs are allocated entirely to classified directories. Control is exercised by comparing performance against budgets agreed in advance. The CEO reviews the turnover and operating results for each main product.

Segmental information is provided in respect of UK and US businesses. Profit and loss information has been further segmented for comparative purposes. "UK other" principally comprises Yell.com, Yellow Pages 118 24 7 and Yell Data.

## 2. Segmental analysis (continued)

| | Turnover | Depreciation and amortisation | Operating profit/ (loss) |
|---|---|---|---|
| | £m | £m | £m |
| **Year ended 31 March 2001** | | | |
| UK printed directories | 517.8 | 6.4 | 220.9 |
| UK other | 36.1 | 1.6 | (22.6) |
| Total United Kingdom | 553.9 | 8.0 | 198.3 |
| Total US printed directories | 220.4 | 27.1 | (10.8) |
| **Group total** | 774.3 | 35.1 | 187.5 |
| **Year ended 31 March 2002** | | | |
| UK printed directories | 540.5 | 57.4 | 164.0 |
| UK other | 40.8 | 2.6 | (13.6) |
| Total United Kingdom | 581.3 | 60.0 | 150.4 |
| Total US printed directories | 284.1 | 30.9 | 1.2 |
| **Group total** | 865.4 | 90.9 | 151.6 |
| **Year ended 31 March 2003** | | | |
| UK printed directories | 573.7 | 66.0 | 146.6 |
| UK other | 41.2 | 3.2 | (4.3) |
| Total United Kingdom | 614.9 | 69.2 | 142.3 |
| Yellow Book East | 298.7 | 30.0 | 34.2 |
| Yellow Book West (acquired in year ended 31 March 2003) | 200.4 | 21.7 | 6.9 |
| Total US printed directories | 499.1 | 51.7 | 41.1 |
| **Group total** | 1,114.0 | 120.9 | 183.4 |

We do not allocate interest to individual products.

| | At 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| **Fixed assets** | | | |
| United Kingdom | 36.5 | 1,146.5 | 1,085.7 |
| United States | 437.4 | 526.1 | 787.4 |
| **Group total** | 473.9 | 1,672.6 | 1,873.1 |
| **Net operating assets** | | | |
| United Kingdom | 209.1 | 1,397.6 | 1,266.0 |
| United States | 504.2 | 656.7 | 1,008.5 |
| **Group total** | 713.3 | 2,054.3 | 2,274.5 |
| **Net assets (liabilities)** | | | |
| United Kingdom | 209.1 | (286.7) | (815.6) |
| United States | 185.2 | 236.9 | 691.3 |
| **Group total** | 394.3 | (49.8) | (124.3) |
| **Total assets** | | | |
| United Kingdom | 300.7 | 1,507.0 | 1,418.6 |
| United States | 563.6 | 694.0 | 1,091.8 |
| **Group total** | 864.3 | 2,201.0 | 2,510.4 |

## 2. Segmental analysis (continued)

Net operating assets comprise total assets less creditors, excluding loans and other borrowings. The majority of UK net operating assets relate to the UK printed directories business. The majority of external loans are included in the UK segment.

The acquisition of Yellow Book West during the financial year ended 31 March 2003 increased net operating assets at 31 March 2003 in the United States by £504.8 million.

## 3. Operating profit

Operating profit for the Group is stated after charging:

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| Staff costs (note 4) | 211.9 | 232.2 | 289.9 |
| Advertising costs | 40.1 | 33.7 | 46.4 |
| Operating leases, excluding plant and equipment hire | 14.2 | 17.0 | 13.2 |
| Plant and equipment hire | 0.4 | 0.6 | 1.2 |
| Depreciation of owned tangible fixed assets | 12.2 | 19.5 | 22.0 |
| Depreciation of tangible fixed assets held under finance leases | 0.8 | 0.7 | 0.5 |
| Goodwill amortisation | 22.1 | 70.7 | 98.4 |
| Restructuring charges[a] | — | — | 3.7 |
| Exceptional administrative expenses: | | | |
| Management incentive scheme costs (note 4) | 11.6 | 3.0 | — |
| IPO costs[b] | — | — | 15.0 |

(a) The restructuring charges were incurred for the closure of a production site as part of the integration of Yellow Book West.

(b) The exceptional IPO costs were incurred in connection with the decision not to proceed with the initial public offering in July 2002. US dollar denominated expenses of £0.3 million were charged against the operating profit of Yellow Book West, and the remaining £14.7 million was charged against the operating profit of the Group's UK operations.

The auditors' remuneration has been disclosed in note 24.

## 4. Employees

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| Average monthly number of employees in the Group (including executive directors—see note 22 for separate disclosures): | | | |
| United Kingdom | 3,110 | 3,271 | 3,319 |
| United States | 1,887 | 2,050 | 4,350 |
| **Total employees** | 4,997 | 5,321 | 7,669 |
| Marketing and sales | 4,034 | 4,097 | 5,631 |
| Other | 963 | 1,224 | 2,038 |
| **Total employees** | 4,997 | 5,321 | 7,669 |

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| **Staff costs for the Group during the year** | | | |
| Wages and salaries | 188.4 | 207.4 | 259.4 |
| Social security costs | 14.6 | 16.5 | 20.6 |
| Other pension costs (note 21) | 8.9 | 8.3 | 9.9 |
| **Total staff costs** | 211.9 | 232.2 | 289.9 |

## 4. Employees (continued)

*Employee incentive plans*

Certain of the Yellow Book East management were awarded units under an incentive plan, the charge for which amounted to £3.0 million for the period up to 22 June 2001 (year ended 31 March 2001—£11.6 million). Prior to 22 June 2001 no payments were made under this plan. Effective on the sale of the Group, this plan was terminated and payments aggregating £44.7 million were made to management in settlement of all obligations agreed under this plan by BT. The amount of £24.1 million over and above that already accrued was agreed and funded by BT and, accordingly, was not charged to the Yell Group profit and loss account.

Pursuant to the acquisition of the Yell Group from BT, a new incentive scheme ("the Phantom DDB Plan") was established for certain Yellow Book management. This scheme provides for a payout, to be settled in cash or by the allotment of ordinary shares, of approximately $45 million plus accretion of 10.0% per annum from 22 June 2001 on the occurrence of an exit event (e.g. sale or quotation) of the Yell Group. A charge in respect of this scheme will arise only on the occurrence of such an event.

The Yell Group's employees in the United Kingdom were eligible to participate in BT's employee share schemes up to the date of the acquisition. Following the acquisition, the Yell Group's employees had to exercise existing options before 12 December 2001. None of the BT shares or options issued to employees of the Yell Group were converted into equity of the Yell Group, nor was there any charge on the Yell Group for the cost of these options.

In March 2002, the Yell Group introduced three stock option plans, the Yell Group Limited Employee Plan, the Yell Group Limited US Employee Plan and the Yell Group Limited Senior Manager Incentive Plan. The plans have been set up to provide employees with option awards for shares that will generally become exercisable on an exit event (e.g. sale or quotation). Under these plans 3,472,048 options were granted in March 2002 at an exercise price of £0.01 each. No options were exercised in the year ended 31 March 2003 and 383,476 options lapsed. In September 2002, the Yell Group introduced a stock option plan, the Yell Group plc Yellow Book (USA) West Management Scheme for certain employees of Yellow Book West. This plan provides employees with option awards for shares that vest ratably on each anniversary of the grant date over a three-year period. The options can be exercised and sold on the later of the vesting date or the date of an exit event. Under this plan 549,998 options were granted at an exercise price of £3.51. As a result there were 3,638,570 options outstanding at 31 March 2003. A charge in respect of these schemes will arise only on the occurrence of an exit event. In addition, a liability will arise for UK National Insurance in respect of options when exercised by employees in the United Kingdom, being 12.8% of the difference between the share price on the date of exercise and the exercise price.

## 5. Net interest payable

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| Senior credit facilities | — | 61.5 | 87.6 |
| Senior sterling and dollar notes[a] | — | 36.4 | 55.4 |
| Shareholder deep discount bonds[a] | — | 42.0 | 64.9 |
| Vendor loan notes[a] | — | 3.8 | 4.5 |
| Bridging facilities | — | 7.0 | 10.3 |
| Loans from BT | 24.5 | 5.8 | — |
| Other | — | 0.2 | 0.6 |
| Amortisation of finance costs | — | 10.0 | 15.7 |
| **Total interest payable** | 24.5 | 166.7 | 239.0 |
| Interest receivable | — | (2.3) | (2.4) |
| **Net interest payable** | 24.5 | 164.4 | 236.6 |

(a) Interest on the senior discount dollar notes, shareholder deep discount bonds and vendor loan notes rolls up into the principal balance and is not due until the maturity or repayment of the respective loan.

## 6. Tax charge (credit) on profit (loss) on ordinary activities

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| UK corporation tax at 30% | 60.0 | 22.0 | 6.6 |
| Foreign taxes | 0.3 | — | 0.5 |
| **Total current tax** | 60.3 | 22.0 | 7.1 |
| Origination and reversal of timing differences | | | |
| —UK | — | (3.4) | (2.5) |
| —Foreign | — | — | (17.2) |
| **Total deferred tax** | — | (3.4) | (19.7) |
| **Tax charge (credit) on profit (loss) on ordinary activities** | 60.3 | 18.6 | (12.6) |

For periods prior to the acquisition on 22 June 2001, total tax on profit on ordinary activities is computed by applying the UK corporation tax rate at 30% throughout the periods presented to UK taxable profits. Operations in the United States gave rise to tax net operating losses for the year ended 31 March 2003 of £nil (2002—£81.6 million loss, 2001—£15.7 million loss), of which £7.6 million offset taxable income that arose in the United States in the year ended 31 March 2003. An amount of £129.5 million is available to offset taxable income arising in the United States in future years.

The effective tax rate for the year is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| Profit (loss) on ordinary activities before taxation | 163.0 | (12.8) | (53.2) |
| Profit (loss) on ordinary activities multiplied by standard rate of corporation tax in the United Kingdom (30%) | 48.9 | (3.8) | (16.0) |
| Effects of: | | | |
| Adjustments from prior years | — | — | (0.3) |
| Non-deductible goodwill amortisation | — | 13.5 | 20.9 |
| Higher tax rates on overseas earnings | (1.5) | (4.0) | (0.3) |
| Other expenses not deductible for tax purposes | 0.9 | 1.8 | 4.0 |
| US tax losses | 7.0 | 10.2 | (2.7) |
| Other timing differences | 5.0 | 4.3 | 1.5 |
| **Total current tax** | 60.3 | 22.0 | 7.1 |

## 7. Basic and diluted earnings per share

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| Profit (loss) for the financial year (£m) | 102.7 | (31.4) | (40.6) |
| Number of shares in issue (millions)[a] | 220 | 220 | 262 |
| Earnings (loss) per share (pence)[a] | 46.6 | (14.3) | (15.5) |

(a) The calculation of the basic and diluted earnings (loss) per ordinary share has been based on the profit (loss) for the relevant financial year and on 220,318,763 shares for each of the years ended 31 March 2001 and 2002 and 261,958,374 shares for the year ended 31 March 2003, being the weighted average share capital prior to flotation after taking account of the restructuring of the existing share capital conditional on Admission.

The effect of the share options issued during the years ended 31 March 2002 and 31 March 2003 is anti-dilutive as the Group made a loss for the years ended 31 March 2002 and 2003. As a result, basic and diluted earnings per share are identical.

## 8. Intangible assets

*Goodwill*

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| **Gross book value** | | | |
| Balance at beginning of the year | 381.9 | 464.6 | 1,705.8 |
| Additions prior to acquisition from BT | 34.8 | — | — |
| Currency movements (pre-acquisition) | 47.9 | 2.6 | — |
| Eliminated on acquisition from BT | — | (467.2) | — |
| Additions arising on acquisition from BT | — | 1,703.1 | — |
| Other additions | — | 7.1 | 361.4 |
| Fair value adjustment[(a)] | — | — | (0.7) |
| Currency movements (post-acquisition) | — | (4.4) | (81.4) |
| **Total gross book value at end of the year** | 464.6 | 1,705.8 | 1,985.1 |
| **Amortisation** | | | |
| Balance at beginning of the year | 11.4 | 35.3 | 65.3 |
| Charge for period prior to acquisition from BT | 22.1 | 5.4 | — |
| Currency movements (pre-acquisition) | 1.8 | 0.2 | — |
| Eliminated on acquisition from BT | — | (40.9) | — |
| Charge on goodwill subsequent to acquisition from BT | — | 65.3 | 98.4 |
| Currency movements | — | — | (2.7) |
| **Total amortisation at end of the year** | 35.3 | 65.3 | 161.0 |
| **Net book value at end of the year** | 429.3 | 1,640.5 | 1,824.1 |

(a) The fair value adjustment to goodwill was due to the finalisation of transaction costs in respect of acquisitions in the year ended 31 March 2002.

The acquisition of the Yell Group from BT on 22 June 2001 and the McLeod acquisition on 16 April 2002 are detailed in note 18. The other goodwill arose on several small acquisitions. The goodwill arising on the acquisitions is being amortised on a straight-line basis over 20 years, being the period over which the directors estimate that the value of the underlying business acquired is expected to exceed the book value of the assets.

### 9. Tangible fixed assets

Tangible fixed assets, comprising primarily computers and office equipment, are summarised as follows:

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| **Cost** | | | |
| Balance at beginning of the year | 55.6 | 74.1 | 36.8 |
| Acquisitions of subsidiary undertakings[(a)] | 0.3 | — | 23.8 |
| Additions | 21.2 | 15.0 | 19.2 |
| Transfer of assets from BT | 11.7 | — | — |
| Disposals | (15.9) | (17.1) | (8.1) |
| Adjustment on acquisition[(b)] | — | (35.2) | — |
| Currency movements | 1.2 | — | (3.1) |
| **Total cost at end of the year** | 74.1 | 36.8 | 68.6 |
| **Depreciation** | | | |
| Balance at beginning of the year | 33.6 | 31.4 | 6.8 |
| Charge for the year | 13.0 | 20.2 | 22.5 |
| Disposals | (15.9) | (9.6) | (8.1) |
| Adjustment on acquisition[(a)] | — | (35.2) | — |
| Currency movements | 0.7 | — | 0.3 |
| **Total depreciation at end of the year** | 31.4 | 6.8 | 21.5 |
| **Net book value at end of the year** | 42.7 | 30.0 | 47.1 |

*(a)* Fixed assets acquired comprised primarily computers and office equipment.

*(b)* Adjustment to reflect the net book value of assets acquired as gross cost on acquisition of the Yell Group from BT.

The net book value of fixed assets included amounts of £0.2 million (2002—£0.7 million, 2001—£1.2 million) in respect of assets held under finance leases.

Additions to tangible fixed assets comprised:

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| Computers and office equipment | 19.1 | 14.1 | 17.5 |
| Motor vehicles and other | 12.7 | 0.4 | — |
| Leasehold improvements | 1.1 | 0.5 | 1.7 |
| **Total additions to tangible fixed assets** | 32.9 | 15.0 | 19.2 |

Net book value at the end of each year comprised:

| | At 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| Computers and office equipment | 29.0 | 28.6 | 45.2 |
| Motor vehicles and other | 12.3 | 0.7 | 0.2 |
| Leasehold improvements | 1.4 | 0.7 | 1.7 |
| **Net book value at the end of year** | 42.7 | 30.0 | 47.1 |

## 10. Stocks

| | At 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| Directories in progress | 84.3 | 84.6 | 143.5 |
| Other | 3.2 | 6.3 | 2.3 |
| **Total stocks** | 87.5 | 90.9 | 145.8 |

## 11. Debtors

| | At 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| Trade debtors[(a)] | 229.4 | 287.3 | 412.3 |
| Other debtors | — | 6.8 | 8.2 |
| Accrued income[(a)] | 43.9 | 32.1 | 7.6 |
| Prepayments | 4.8 | 7.7 | 10.2 |
| Deferred tax asset (note 15) | — | 3.4 | 23.1 |
| **Total debtors** | 278.1 | 337.3 | 461.4 |

(a) The Group's trade debtors and accrued income are stated after deducting a provision of £105.5 million at 31 March 2003 (2002—£71.4 million, 2001—£60.9 million) for doubtful debts and sales allowances. The amount charged to the Group profit and loss account for doubtful debts for the year ended 31 March 2003 was £67.6 million (2002—£53.2 million, 2001—£37.4 million).

All amounts above fall due within one year except for the deferred tax asset, which may fall due after more than one year.

## 12. Loans and other borrowings

| | Interest rate | At 31 March 2001 | 2002 | 2003 |
|---|---|---|---|---|
| | % | £m | £m | £m |
| **Amounts falling due within one year** | | | | |
| Senior credit facilities[(a)(b)] | 7.47 | — | 52.8 | 111.8 |
| Other US dollar loans[(i)] | 7.40 | 92.3 | — | — |
| Yellow Book loan notes US dollar[(j)] | 7.70 | 3.9 | — | — |
| Net obligations under finance leases | | 1.0 | 0.6 | 1.0 |
| **Total amounts falling due within one year** | | 97.2 | 53.4 | 112.8 |
| **Amounts falling due after more than one year** | | | | |
| Senior credit facilities[(a)(b)] | 7.47 | — | 878.2 | 990.3 |
| Senior notes: | | | | |
| Senior sterling notes[(c)] | 10.75 | — | 241.0 | 242.0 |
| Senior dollar notes[(d)] | 10.75 | — | 135.3 | 122.2 |
| Senior discount dollar notes[(e)] | 13.96 | — | 110.8 | 114.8 |
| Shareholder deep discount bonds[(f)] | 10.00 | — | 581.5 | 708.4 |
| Vendor loan notes[(g)] | 4.10 | — | 103.8 | 108.3 |
| US dollar loan notes 2009[(h)] | 8.90 | 211.0 | — | — |
| Other US dollar loans[(i)] | 7.40 | 0.4 | — | — |
| Yellow Book loan notes US dollar[(j)] | 7.70 | 10.1 | — | — |
| Net obligations under finance leases | | 0.3 | 0.1 | — |
| **Total amounts falling due after more than one year** | | 221.8 | 2,050.7 | 2,286.0 |
| **Net loans and other borrowings** | | 319.0 | 2,104.1 | 2,398.8 |

(a) Facilities comprise four term loans of £549.0 million, £175.0 million, £243.2 million and £158.3 million which are due in 2008, 2009, 2010 and 2009, respectively. The senior credit facilities were drawn down in full in order to fund the acquisition of the Yell Group, the acquisition of McLeod and the subsequent refinancing of the McLeod bridge facility. In addition to the term loans, the senior credit facilities include a revolving credit facility of £100.0 million. At 31 March 2003, no amounts were outstanding under the revolving credit facility. The senior credit facilities have first priority security over substantially all of the Group's assets.

(b) The terms of the senior credit facilities require the Yell Group and its consolidated subsidiaries to maintain specified consolidated financial ratios for senior debt to Earnings before Interest, Tax, Depreciation and Amortisation ("EBITDA" as defined in the senior credit facilities), cash flow to total debt service, EBITDA to net cash interest payable and total net debt to EBITDA and to observe capital expenditure limits for each financial year. Certain of these financial ratios have to be prepared for the preceding 12-month period and reported to the providers of the senior credit facilities on a quarterly basis. The Yell Group has reported that it has maintained the financial ratios for the year ended 31 March 2003 in compliance with these debt covenants.

(c) This represents a £250.0 million aggregate principal amount of 10.75% senior sterling notes due 2011. Interest is payable on 1 February and 1 August of each year. The notes are unsecured and rank equally with each other and existing and future senior debt.

(d) This represents a $200.0 million aggregate principal amount of 10.75% senior dollar notes due 2011. Interest is payable on 1 February and 1 August of each year. The notes are unsecured and rank equally with each other and existing and future senior debt.

(e) This represents a $288.3 million aggregate principal amount of 13.50% senior discount dollar notes due 2011 discounted from 1 August 2006. The issue price of each senior discount dollar note was $521.3 per $1,000.0 principal amount at maturity. Cash interest will not accrue on the senior discount dollar notes until 1 August 2006, at which time interest is payable on 1 February and 1 August of each year, beginning 1 February 2007. The notes are unsecured and rank equally with each other and existing and future senior debt. The 13.96% interest rate represents the rate of return from inception on the notes including the unwinding of the discount.

(f) The principal amount of deep discount bonds issued to shareholders on 22 June 2001 was £549.0 million with a further £61.3 million issued on 16 April 2002. The bonds mature in 2021 and were issued at a discount to par yielding 10.00% per annum and have no requirement to pay cash interest.

(g) The vendor loan notes were advanced in the sum of £100.0 million in the original principal amount. The notes mature in 2013 and bear interest at a floating rate equal to the six-month sterling LIBOR which will accrue and be paid only on redemption of the notes.

(h) This represented a long-term note issued by BT on the acquisition of Yellow Book as part of the refinancing of the US operations. The notes were repaid immediately upon the acquisition from BT.

(i) This represented loans due to the BT group arising on acquisition of Yellow Book and on further subsequent acquisitions by Yellow Book, all of which were repaid upon the acquisition from BT.

(j) This represented amounts due to senior management of Yellow Book in connection with the acquisition of Yellow Book by BT on 31 August 1999. The notes were repayable over the four years ending 31 August 2003 and accrued interest at the average US treasury bill rate plus 2.00%. These notes were repaid immediately upon the acquisition from BT.

## 12. Loans and other borrowings (continued)

These balances are shown net of unamortised deferred finance costs, which have been allocated as follows:

| | At 31 March 2003 | | |
|---|---|---|---|
| | Principal amount | Deferred finance costs | Net balance |
| | £m | £m | £m |
| Senior credit facilities | 1,125.5 | (23.4) | 1,102.1 |
| Senior notes: | | | |
| Senior sterling notes | 250.0 | (8.0) | 242.0 |
| Senior dollar notes | 126.7 | (4.5) | 122.2 |
| Senior discount dollar notes | 118.2 | (3.4) | 114.8 |
| Shareholder deep discount bonds | 717.2 | (8.8) | 708.4 |
| Vendor loan notes | 108.3 | — | 108.3 |
| Other | 1.0 | — | 1.0 |
| **Total loans and borrowings** | 2,446.9 | (48.1) | 2,398.8 |

Repayments fall due as follows:

| | At 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| Within one year, or on demand | 97.2 | 53.4 | 112.8 |
| Between one and two years | 5.1 | 76.9 | 110.4 |
| Between two and three years | 5.7 | 109.8 | 134.4 |
| Between three and four years | — | 133.8 | 116.4 |
| Between four and five years | — | 115.8 | 122.4 |
| After five years | 211.0 | 1,665.3 | 1,850.5 |
| Total due for repayment after more than one year | 221.8 | 2,101.6 | 2,334.1 |
| **Total repayments due** | 319.0 | 2,155.0 | 2,446.9 |
| Deferred finance costs | — | (50.9) | (48.1) |
| **Total loans and other borrowings** | 319.0 | 2,104.1 | 2,398.8 |

## 13. Financial instruments and risk management

*Treasury policy*

The Group's treasury function's primary role is to fund investments and to manage liquidity and financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury function is not a profit centre and its objective is to manage risk at optimum cost.

The board of directors sets the treasury function's policy and its activities are subject to a set of controls commensurate with the magnitude of the investments and borrowings under its management.

Counterparty credit risk is closely monitored and managed within controls set by the board of directors. Derivative financial instruments, including forward foreign exchange contracts, are used only for hedging purposes.

The principal financing and treasury exposures faced by the Group arise from working capital management, the financing of acquisitions and tangible fixed assets, the management of interest rate positions and the investment of surplus cash. The treasury function manages those exposures with the objective of remaining within ratios covenanted with the senior lenders. The Group has not purchased or issued any derivative contracts for trading or hedging purposes, except as referred to below.

**13. Financial instruments and risk management (continued)**

The Group financed its operations prior to 22 June 2001 primarily by a mixture of BT's net investment and loans. Subsequent to 22 June 2001, the Yell Group has financed its operations primarily by long-term debt. Details of the Group's borrowings are disclosed in note 12.

All significant cash inflows and outflows associated with the Group's operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with operations in the United States are denominated in dollars. However, the financial information is presented in pounds sterling, and changes in the exchange rate between the dollar and pounds sterling will affect the translation of the results of Yellow Book operations in the United States into pounds sterling. The dilution of the Group's earnings reported in pounds sterling as a result of the weakening US dollar is partially offset by natural hedging within the Group as a result of having a significant amount of debt denominated in US dollars. The Group does not currently intend to hedge any foreign exchange rate risk relating to dollar-denominated notes, although it will continue to review this practice. In addition, the Yell Group entered into a forward contract to purchase £43.8 million at the exchange rate of $1.575 per £1 sterling as a hedge against expected future cash flows within the group.

The Group borrows at both fixed and floating rates of interest and, in order to achieve the objective of managing interest rate risk, partially hedges its risks through the use of interest-rate derivative instruments. Interest is payable under the senior credit facilities at a variable interest rate. The Group is required to hedge the interest rate exposure on at least 50% of the variable-rate indebtedness under the senior credit facilities for a duration of two years. The Group has hedged the interest rate exposure on nearly 90% of the indebtedness under the senior credit facilities for six months and 50% for the following 18 months using interest rate swaps.

During the year ended 31 March 2003, as set out in note 19, net debt increased from £2,003.9 million to £2,368.7 million, primarily as a result of acquisitions, financings and their associated costs and foreign currency movements in the period.

*Other financial instruments*

The Group also has short-term debtors and creditors which arise in the normal course of business and have been excluded from the disclosures which follow.

There has been no change in the role that financial instruments have in creating or changing the Group's risk between 31 March 2003 and the date of the financial information.

## 13. Financial instruments and risk management (continued)

*Currency risk profile*

The interest rate profile of the Group's financial assets and liabilities was:

| | Financial assets | Financial liabilities | | | | |
|---|---|---|---|---|---|---|
| | Floating rate | Fixed rate | Floating rate | No interest payable | Total | Net financial assets (liabilities) |
| | £m | £m | £m | £m | £m | £m |
| **At 31 March 2001** | | | | | | |
| **Currency:** | | | | | | |
| Sterling | 22.3 | — | — | — | — | 22.3 |
| US dollar | 2.5 | (211.0) | (108.0) | (18.0) | (337.0) | (334.5) |
| **Total** | 24.8 | (211.0) | (108.0) | (18.0) | (337.0) | (312.2) |
| **At 31 March 2002** | | | | | | |
| **Currency:** | | | | | | |
| Sterling | 66.9 | (1,602.4) | (128.6) | — | (1,731.0) | (1,664.1) |
| US dollar | 33.3 | (364.3) | (8.8) | — | (373.1) | (339.8) |
| **Total** | 100.2 | (1,966.7) | (137.4) | — | (2,104.1) | (2,003.9) |
| **At 31 March 2003** | | | | | | |
| **Currency:** | | | | | | |
| Sterling | 22.7 | (1,735.3) | (81.7) | — | (1,817.0) | (1,794.3) |
| US dollar | 7.4 | (458.4) | (123.4) | — | (581.8) | (574.4) |
| **Total** | 30.1 | (2,193.7) | (205.1) | — | (2,398.8) | (2,368.7) |

Details of currency denomination, interest and maturity profiles of specific borrowings are given in note 12. There are no material monetary assets or liabilities denominated in currencies other than local reporting currencies.

*Interest rate profile*

Details of year-end interest rates on borrowings are set out in note 12. The Group has entered into interest rate forward rate agreements and swaps for the purpose of hedging future floating interest rate movements. The Group has fixed interest rates on nearly 90% of the interest rate exposure on the indebtedness under the senior credit facilities for six months and on 50% for the following 18 months.

For the fixed-rate financial liabilities, the average interest rates and the average periods for which the rates are fixed are:

| | At 31 March 2001 | | At 31 March 2002 | | At 31 March 2003 | |
|---|---|---|---|---|---|---|
| | Weighted average interest rate | Weighted average period for which rate is fixed | Weighted average interest rate | Weighted average period for which rate is fixed | Weighted average interest rate | Weighted average period for which rate is fixed |
| | % | Years | % | Years | % | Years |
| Currency: | | | | | | |
| Sterling | — | — | 9.4 | 9.3 | 9.2 | 9.1 |
| US dollar | 8.9 | 8.0 | 11.0 | 7.0 | 9.8 | 4.9 |
| **Total borrowings** | 8.9 | 8.0 | 9.7 | 8.8 | 9.3 | 8.2 |

The floating rate financial liabilities bear interest at rates fixed in advance for periods ranging from one month to six months by reference to LIBOR.

## 13. Financial instruments and risk management (continued)

*Borrowing facilities and liquidity risk*

Prior to 22 June 2001, the Group was a division of BT and benefited from the facilities available to the BT group.

Since 22 June 2001, the Group has maintained committed banking facilities to mitigate any liquidity risk it may face. There were undrawn committed senior debt facilities at 31 March 2003 of £100.0 million (2002—£100.0 million). These facilities expire on 22 June 2008 and when drawn attract interest at LIBOR plus 2.10% (2002—LIBOR plus 2.38%).

*Fair values of financial assets and liabilities*

The following table reflects the carrying amount and fair value of the Group's financial instruments at 31 March 2001, 2002 and 2003. The fair values of financial instruments are the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in forced liquidation or sale.

| | At 31 March 2001 | | At 31 March 2002 | | At 31 March 2003 | |
|---|---|---|---|---|---|---|
| | Book value | Fair value | Book value | Fair value | Book value | Fair value |
| | £m | £m | £m | £m | £m | £m |
| **Non-derivatives:** | | | | | | |
| Assets | | | | | | |
| Cash at bank and in hand | 24.8 | 24.8 | 100.2 | 100.2 | 30.1 | 30.1 |
| Liabilities | | | | | | |
| Short-term borrowings [(a)] | 97.2 | 97.2 | 53.4 | 53.4 | 112.8 | 112.8 |
| Long-term borrowings [(b)] | 239.8 | 257.5 | 2,050.7 | 1,958.8 | 2,286.0 | 2,302.2 |
| **Derivatives:** | | | | | | |
| Interest rate swaps | — | — | — | (11.3) | — | (25.0) |
| Forward foreign exchange contracts | — | — | — | — | — | 0.1 |

(a) The fair value of short-term borrowings approximated to carrying value due to the short maturity of the instruments.

(b) The fair value of the Group's notes and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on the interest rate derivative instruments are as follows:

| | Gains | Losses | Net losses |
|---|---|---|---|
| | £m | £m | £m |
| Unrecognised gains and losses on hedges at 31 March 2003 | 0.1 | (25.0) | (24.9) |
| of which: | | | |
| Expected to be recognised in the year to 31 March 2004 | 0.1 | (16.6) | (16.5) |
| Expected to be recognised after 31 March 2004 | — | (8.4) | (8.4) |

The Group had no derivatives in any period prior to 22 June 2001.

## 14. Other creditors

*Amounts falling due within one year*

| | At 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| Trade creditors | 21.4 | 19.8 | 34.9 |
| Amounts owed to BT | 20.6 | 1.4 | 1.4 |
| Corporation tax | 5.5 | 9.4 | 6.2 |
| Other taxation and social security | 11.9 | 19.1 | 24.7 |
| Other creditors | 3.1 | 3.2 | 4.3 |
| Accrued expenses | 44.8 | 66.6 | 90.4 |
| Deferred income | 25.7 | 27.2 | 74.0 |
| **Total other creditors falling due within one year** | 133.0 | 146.7 | 235.9 |

*Amounts falling due after more than one year*

An amount of £18.0 million was accrued in respect of the Yellow Book and the Group management incentive plans at 31 March 2001. Effective on the sale of the Group by BT on 22 June 2001, these plans were terminated (see note 4).

## 15. Deferred taxation

*Deferred tax asset*

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| Balance at beginning of the year | — | — | 3.4 |
| Amount credited to profit and loss account | — | 3.4 | 19.7 |
| **Balance at end of the year** | — | 3.4 | 23.1 |

At 31 March 2002 and 2003, the Group recognised a £3.4 million and a £5.9 million deferred tax asset, respectively, primarily relating to timing differences between book and tax depreciation. An additional deferred tax asset of £17.2 million was recognised at 31 March 2003 for prior years' net operating losses from US operations that are expected to be realised in the near future. The deferred tax assets are included in debtors (note 11).

The elements of all net deferred tax assets not recognised in the accounts, including the cumulative unrecognised effect of net operating losses arising from operations in the United States, were as follows:

| | At 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| Tax effect of timing differences due to: | | | |
| Deferred compensation | 3.3 | — | — |
| Tax net operating loss from US operations | 19.5 | 37.7 | 27.2 |
| **Unrecognised net deferred tax assets** | 22.8 | 37.7 | 27.2 |

These unrecognised net deferred tax assets are available to offset against future operating profits in the United States and are recognised when it is considered to be more likely than not that the US operations will become tax profitable. The benefits available in respect of tax net operating losses arising from US operations expire between 2018 and 2023 if not used.

**16. Called up share capital**

| | At 31 March | |
|---|---|---|
| | 2002 | 2003 |
| | £m | £m |
| **Authorised** | | |
| 12,000,000 ordinary shares of £0.01 each (2002—12,000,000) | 0.1 | 0.1 |
| 106,950,000 B ordinary shares of £0.0001 each (2002—100,000,000) | — | — |
| **Total** | 0.1 | 0.1 |
| **Allotted, called up and fully paid** | | |
| 7,100,000 ordinary shares of £0.01 each (2002—7,100,000) | 0.1 | 0.1 |
| 106,949,900 B ordinary shares of £0.0001 each (2002—90,000,000) | — | — |
| **Total** | 0.1 | 0.1 |

**The share capital history of the Company up to 31 March 2003 is as follows:**

(a) the Company was incorporated on 15 March 2001 with an authorised share capital of £100 divided into 100 ordinary shares of £1 each, of which one was issued paid to the subscriber to the Memorandum of Association;

(b) on 21 May 2001, one ordinary share of £1 was issued by the Company fully paid;

(c) on 25 May 2001, the authorised share capital of the Company was increased from £100 to £109,000 by the creation of 99,900 ordinary shares of £1 each and 900,000 B ordinary shares of £0.01 each;

(d) also on 25 May 2001, 67,998 ordinary shares of £1 each were issued by the Company for cash and were paid up as to £0.001 each, and two B ordinary shares of £0.01 each were issued by the Company for cash at a premium of £0.99 each, and were fully paid up;

(e) on 18 June 2001, 3,000 ordinary shares of £1 each were issued by the Company for cash and were paid up as to £0.001 each;

(f) on 20 June 2001, the balance of monies due on the 70,998 ordinary shares was paid and on 22 June 2001 899,998 B ordinary shares of £0.01 each were issued by the Company at a premium of £0.99 per B ordinary share and were fully paid up. Also on 20 June 2001, an amount of £100,000 was contributed to the Company by the holder of B ordinary shares in issue and the amount was credited to the reserves of the Company.

(g) on 13 March 2002, each of the issued and the authorised but unissued ordinary shares of £1 each were subdivided into 100 ordinary shares of £0.01 each and each of the issued and the authorised but unissued B ordinary shares of £0.01 each were subdivided into 100 B ordinary shares of £0.0001 each;

(h) also on 13 March 2002, the authorised share capital of the Company was increased from £109,000 to £130,000 by the creation of 2,000,000 ordinary shares of £0.01 each and 10,000,000 B ordinary shares of £0.0001 each.

(i) on 15 April 2002, 5,786,300 B ordinary shares of £0.0001 were issued by the Company at a premium of £0.0099 per B ordinary share and were fully paid up on 24 May 2002;

(j) on 21 May 2002, the authorised share capital of the Company was increased from £130,000 to £130,695 by the creation of 6,950,000 B ordinary shares of £0.0001 each;

(k) also on 21 May 2002, 11,163,600 B ordinary shares of £0.0001 each were issued by the Company at a premium of £0.0099 per B ordinary share and were fully paid up;

**Movement in share capital subsequent to 31 March 2003 up to the date of this document:**

(a) on 13 June 2003, the authorised share capital of the Company was increased from £130,695 to £864,628,937 by the creation of 1,140,499 C ordinary shares of £758 each;

(b) also on 13 June 2003, 1,140,499 C ordinary shares of £758 each were issued by the Company fully paid; and

(c) on 9 July 2003 the issued share capital of the Company was reduced by the cancellation of 1,140,499 C ordinary shares of £758 each and the distributable reserves of the Company were credited with an amount of £864,498,242.

## 17. Changes in equity shareholders' funds (deficit)

*BT's net investment in the Yell Group (pre-22 June 2001)*

| | Year to 31 March 2001 | Period from 1 April 2001 to 22 June 2001 |
|---|---|---|
| | £m | £m |
| **Balance at beginning of the period** | 365.0 | 394.3 |
| Profit for the period | 102.7 | 15.8 |
| Net investment (distributions) from (to) BT | (150.7) | — |
| Taxation settled by BT on behalf of the Yell Group | 54.6 | — |
| Currency movements[(a)] | 22.7 | 0.8 |
| **Balance at end of the period (pre-acquisition)** | 394.3 | 410.9 |
| Cash retained by BT on acquisition | | (40.8) |
| Taxation to be settled by BT after acquisition | | 17.1 |
| Identifiable net assets sold by BT | | 387.2 |
| Elimination of BT invested capital on acquisition from BT | | (387.2) |
| **Balance at 22 June 2001 (post-acquisition)** | | — |

(a) The cumulative foreign currency translation adjustment was £25.1 million at 22 June 2001 (31 March 2001—£24.3 million, 31 March 2000—£1.6 million).

*Reconciliation of movement in the consolidated equity shareholders' deficit (post-22 June 2001)*

| | Share capital | Share premium | Other reserves | Profit and loss account | Total |
|---|---|---|---|---|---|
| | £m | £m | £m | £m | £m |
| Issue of share capital (ordinary shares at par value) (note 16) | 0.1 | 0.9 | — | — | 1.0 |
| Capital contribution | — | — | 0.1 | — | 0.1 |
| Loss for the period from 22 June 2001 to 31 March 2002 | — | — | — | (47.2) | (47.2) |
| Currency movements | — | — | — | (3.7) | (3.7) |
| **Balance at 31 March 2002** | 0.1 | 0.9 | 0.1 | (50.9) | (49.8) |
| Issuance of share capital (ordinary shares at par value) (note 16) | — | 0.1 | — | — | 0.1 |
| Loss for the year | — | — | — | (40.6) | (40.6) |
| Currency movements[(a)] | — | — | — | (34.0) | (34.0) |
| **Balance at 31 March 2003** | 0.1 | 1.0 | 0.1 | (125.5) | (124.3) |

(a) The cumulative foreign currency translation adjustment was £37.7 million loss at 31 March 2003 (2002—£3.7 million loss).

## 18. Acquisitions

## 18. Acquisitions (continued)

The impact of the McLeod acquisition on Yell Group's cash flows before financing was as follows:

| | Year ended 31 March 2003 |
|---|---|
| | £m |
| Net cash inflow from operating activities | 35.8 |
| Returns on investments and servicing of finance | — |
| Taxation paid | (1.0) |
| Investing activities | (3.8) |
| Net cash inflow before financing | 31.0 |

*Acquisition of Yell Group from BT*

The Yell Group was acquired from BT on 22 June 2001 for an aggregate price of £2,007.6 million. The purchase was accounted for as an acquisition. The purchase price was allocated to the assets and liabilities of the Yell Group as follows:

| | Book value | Fair value adjustments[a] | Debt and other liabilities extinguished[b] | Fair value |
|---|---|---|---|---|
| | £m | £m | £m | £m |
| **Fixed assets** | | | | |
| Tangible assets | 42.6 | — | — | 42.6 |
| Investment | 2.1 | — | — | 2.1 |
| **Total fixed assets** | 44.7 | — | — | 44.7 |
| **Current assets** | | | | |
| Stocks | 100.2 | (2.3) | — | 97.9 |
| Debtors | 275.0 | (0.8) | — | 274.2 |
| Cash at bank and in hand | 8.3 | — | — | 8.3 |
| **Total current assets** | 383.5 | (3.1) | — | 380.4 |
| **Creditors: amounts falling due within one year** | | | | |
| Loans and other borrowings | (110.5) | — | 109.7 | (0.8) |
| Other creditors | (112.7) | (6.0) | — | (118.7) |
| **Total creditors: amounts falling due within one year** | (223.2) | (6.0) | 109.7 | (119.5) |
| **Net current assets** | 160.3 | (9.1) | 109.7 | 260.9 |
| **Total assets less current liabilities** | 205.0 | (9.1) | 109.7 | 305.6 |
| **Creditors: amounts falling due after more than one year** | | | | |
| Loans and other borrowings | (222.8) | — | 222.4 | (0.4) |
| Other creditors | (21.3) | — | 20.6 | (0.7) |
| **Total creditors: amounts falling due after more than one year** | (244.1) | — | 243.0 | (1.1) |
| **Identifiable net (liabilities) assets** | (39.1) | (9.1) | 352.7 | 304.5 |
| Goodwill | | | | 1,703.1 |
| **Total cost** | | | | 2,007.6 |
| **Consideration:** | | | | |
| Cash | | | | 1,575.5[c] |
| Settlement of loans | | | | 332.1 |
| Vendor loan notes | | | | 100.0 |
| **Total consideration** | | | | 2,007.6 |

(a) The fair value adjustments principally comprise a write down of directories in progress at the date of acquisition and accruals for unprovided liabilities at the date of acquisition. These adjustments to stocks and other creditors relate to matters affecting a number of years and the impact on any individual year is insignificant.

(b) Debt extinguished reflects the repayment on the date of acquisition of loans due to BT, loan notes due to senior management of Yellow Book and amounts previously accrued and payable under the Yellow Book management incentive plan. Additional amounts payable under this incentive plan on the change of ownership were funded by BT.

(c) Consideration includes acquisition costs of £39.2 million.

**18. Acquisitions (continued)**

*Other acquisitions*

Yellow Book East and Yellow Book West made other acquisitions in the year ended March 2003 for cash of £47.4 million (period from 22 June 2001 to 31 March 2002—£7.1 million; year ended 31 March 2001—£39.0 million), to acquire net assets at a book value of £16.0 million (period from 22 June 2001 to 31 March 2002—£nil, year ended 31 March 2001—£4.2 million), giving rise to additional goodwill of 31.4 million (period from 22 June 2001 to 31 March 2002—7.1 million; year ended 1 March 2001—£34.8 million).

*Reconciliation of cash paid to the cash flow statement*

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002[a] | 2003 |
| | £m | £m | £m |
| Cash consideration for: | | | |
| Acquisition of Yell Group from BT | — | 1,575.5 | — |
| Acquisition of McLeod | — | — | 423.9 |
| Other acquisitions | 39.0 | 7.1 | 47.4 |
| Less: | | | |
| Cash acquired with subsidiaries | — | — | (0.4) |
| **Cash paid for purchase of subsidiary undertakings, net of cash acquired** | 39.0 | 1,582.6 | 470.9 |

(a) The cash flow statement for 2002 is an aggregation of cash flows in the group pre-acquisition and post-acquisition, accordingly the cash consideration is not shown net of the £8.3 million acquired.

The impact of the acquisitions on the results of the Yell Group for the year ended 31 March 2003 includes the following:

| | £m |
|---|---|
| Turnover | 200.4 |
| Cost of sales | (110.7) |
| Gross profit | 89.7 |
| Distribution costs | (11.9) |
| Administrative expenses | (70.9) |
| **Operating profit** | 6.9 |

## 19. Movements in net debt

*Reconciliation of movement in net debt*

| | Total cash less bank overdraft | Debt due within one year — excluding overdraft | Debt due after one year | Net debt |
|---|---|---|---|---|
| | £m | £m | £m | £m |
| **At 31 March 2000** | 4.7 | (21.8) | (201.3) | (218.4) |
| Cash flow | 19.8 | (74.8) | 8.8 | (46.2) |
| Currency movements | 0.3 | (0.6) | (29.3) | (29.6) |
| **At 31 March 2001** | 24.8 | (97.2) | (221.8) | (294.2) |
| Cash inflow before acquisitions and financing | 16.3 | — | 59.4 | 75.7 |
| Cash retained by BT on acquisition | (40.8) | — | — | (40.8) |
| Cash inflow from financing: | | | | |
| —before acquisition | 12.4 | (12.4) | — | — |
| —on acquisition | 2,040.0 | (592.8) | (1,446.1) | 1.1 |
| —after acquisition | 502.2 | — | (502.2) | — |
| Repayment of loans: | | | | |
| —on acquisition | (332.1) | 109.7 | 222.4 | — |
| —after acquisition | (540.0) | 540.0 | — | — |
| Cash outflow on acquisitions | (1,582.6) | — | — | (1,582.6) |
| Vendor loan notes | — | — | (100.0) | (100.0) |
| Interest and amortised fees | — | — | (65.0) | (65.0) |
| Other non-cash items | — | (0.2) | 2.0 | 1.8 |
| Currency movements | — | (0.5) | 0.6 | 0.1 |
| **At 31 March 2002** | 100.2 | (53.4) | (2,050.7) | (2,003.9) |
| Cash inflow less interest and taxation paid and capital expenditure | 143.9 | — | — | 143.9 |
| Cash inflow from financing: | | | | |
| —for acquisitions | 408.8 | — | (408.7) | 0.1 |
| —after acquisitions | 77.0 | — | (77.0) | — |
| Cash outflow on acquisitions | (470.9) | — | — | (470.9) |
| Reclass of long-term to short-term debt | — | (286.5) | 286.5 | — |
| Borrowings repaid | (211.9) | 211.9 | — | — |
| Finance fees paid | (16.1) | — | 16.1 | — |
| Interest and amortised fees | — | — | (102.9) | (102.9) |
| Currency movements | (0.9) | 15.2 | 50.7 | 65.0 |
| **At 31 March 2003** | 30.1 | (112.8) | (2,286.0) | (2,368.7) |

*Reconciliation of net cash flow to movements in net debt*

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| Increase (decrease) in net cash in the year | 19.8 | 75.4 | (69.2) |
| Net cash inflow from increase in debt | (66.0) | (1,622.0) | (257.7) |
| Increase in net debt resulting from cash flows | (46.2) | (1,546.6) | (326.9) |
| Vendor loan notes | — | (100.0) | — |
| Interest and amortised fees | — | (65.0) | (102.9) |
| Other non-cash items | — | 1.8 | — |
| Currency movements | (29.6) | 0.1 | 65.0 |
| Increase in net debt in the year | (75.8) | (1,709.7) | (364.8) |
| Net debt at beginning of the year | (218.4) | (294.2) | (2,003.9) |
| **Net debt at end of the year** | (294.2) | (2,003.9) | (2,368.7) |

## 20. Financial commitments and contingent liabilities

| | At 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring: | | | |
| Within one year | 1.0 | 3.9 | 8.7 |
| Between one and five years | 3.5 | 3.3 | 5.2 |
| After five years | 6.0 | 6.0 | 7.3 |
| **Total payable within one year** | 10.5 | 13.2 | 21.2 |

Future minimum operating lease payments for the Group at 31 March 2003 are as follows:

| | £m |
|---|---|
| Payable in the year ending 31 March: | |
| 2004 | 21.2 |
| 2005 | 11.7 |
| 2006 | 9.4 |
| 2007 | 8.1 |
| 2008 | 7.6 |
| Thereafter | 29.0 |
| **Total future minimum operating lease payments** | 87.0 |

Operating lease commitments are principally in respect of leases of land and buildings.

There are no contingent liabilities or guarantees other than those referred to in note 4 and those arising in the ordinary course of the Yell Group's business.

No material losses are anticipated on liabilities arising in the ordinary course of business.

The Group does not believe that there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the Group.

## 21. Pensions

### *SSAP 24—"Accounting for Pension Costs"*

Pension costs in respect of the Yell Pension Plan ("YPP"), the BT Pension Scheme ("BTPS") and the defined contribution schemes were:

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| Amounts expensed for YPP (defined benefit section) | 6.2 | 5.7[a] | 8.0[a] |
| Amounts charged from BTPS | 1.6 | 1.4[b] | — |
| Amounts expensed for defined contribution schemes | 1.1 | 1.2 | 1.9 |
| **Total** | 8.9 | 8.3 | 9.9 |

(a) From 1 November 2001 includes cost in respect of the members transferred from the BTPS.
(b) For the period 1 April 2001 to 1 November 2001.

**21. Pensions (continued)**

*Yell Pension Plan (YPP) — Defined benefit section*

With effect from 1 October 2001, a defined contribution section was established in the YPP and the defined benefit sections were closed to new entrants.

The pension costs for the years ended 31 March 2001 and 31 March 2002 in respect of the defined benefit sections of the YPP were based on the valuation at 6 April 1999. The pension cost for the year ended 31 March 2003 was based on the valuation at 5 April 2002. The valuations, carried out by professionally qualified independent actuaries, used the projected unit method in conjunction with a discounted value of assets at 6 April 1999 and market value of assets in the 5 April 2002 valuation. The principal assumptions used and the results of the valuation are set out below:

| | 6 April 1999 | 5 April 2002 |
|---|---|---|
| | Rates per annum % | |
| Valuation method | Projected unit | Projected unit |
| Return on existing and future assets | 8.0 | 6.0 to 6.5 |
| Average increase in retail price index | 4.0 | 2.7 |
| Average future increases in wages and salaries | 6.0 | 4.2 |
| Average increase in pensions | 3.8 | 2.7 |
| Dividend growth | 4.8 | — |

At 5 April 2002 (the last valuation date) the market value of assets was £102.7 million. The results of the valuation show that the assets of the scheme were sufficient to cover 102% of the benefits that had accrued to members by that date after allowing for expected future increases in salaries. The date for the next valuation is expected to be no later than 5 April 2005.

For the year ended 31 March 2003, the Yell Group made regular contributions totalling £7.9 million to the defined benefit section (1 April to 22 June 2001—£1.0 million, 22 June 2001 to 31 March 2002—£4.7 million, year ended 31 March 2001—£3.8 million). In addition, a contribution of £0.1 million in respect of benefit improvements was made. In March 2001 the Yell Group made a special contribution of £2.4 million in respect of the deficit in the YPP at that time. There are no provisions or prepayments held on the balance sheet in respect of this plan at 31 March 2003, 2002 or 2001.

The YPP assets are invested in UK and overseas equities, fixed interest and index linked securities, deposits and short-term investments. The assets are held in separate trustee administered funds.

*BT Pension Scheme (BTPS) — Defined benefit scheme*

Prior to the acquisition of the Yell Group from BT, the Group participated in a pension scheme operated by BT for its employees and those of certain of its subsidiaries. The scheme provided benefits based upon final pensionable pay. The assets of the scheme were held in a separate trustee administered fund. Pension costs were charged to the profit and loss account so as to spread the cost over the service lives of all employees in the scheme. Actuarial surpluses or deficits were accounted for by BT. The contributions were determined by a qualified actuary on the basis of valuations undertaken at intervals of not more than three years.

Whilst Yell was participating in the BTPS, the last formal actuarial valuation of the BTPS was performed as at 31 December 1999, using the projected unit method. At that date, the assets were sufficient to cover about 97.0% of the liabilities. The major assumptions were that, over the long term, the return on existing assets would be 5.5% per annum (allowing for real equity dividend growth of 1.0% per annum) and on future contributions would be 7.1% per annum, the retail price index would increase at an average of 3.0% per annum and that salaries would increase at an average of 4.8% per annum.

Prior to 22 June 2001, the Group recognised pension costs from this scheme as they were billed from the BT group. From 22 June to 31 October 2001, the Yell Group had a special arrangement to allow it to continue to participate in the BTPS. With effect from 1 November 2001, the Group ceased to participate in the BTPS and

**21. Pensions (continued)**

following this cessation employees in the scheme at the date of transfer, who elected to do so, were transferred to the YPP where they are receiving substantially similar benefits to the BTPS. The YPP received £38.9 million and £6.7 million of BTPS assets, allocated on the basis of past service, on 11 July 2002 and 19 September 2002, respectively. The total transfer value was calculated using principal assumptions that investment returns would be 7.12% per annum, salaries would increase by 4.80% per annum, and pensions would increase by 3.00% per annum. This calculated value was adjusted by applying the ratio of 2.96% to the dividend yield on the FT Actuaries All Share Index at the transfer dates. The total amount transferred was greater than the value of the benefits on the government minimum funding requirement basis as at the dates of the payments.

*Defined contribution schemes*

In addition to the defined contribution section Four of the YPP, Yellow Book sponsor a 401(k) plan for the majority of Yellow Book employees in the United States. The plan allows employees to contribute a portion of their pre-tax and/or after-tax income in accordance with specified guidelines. Yellow Book matches a percentage of the employee contributions up to certain limits. The assets of the plan are held separately from those of Yellow Book in an independently administered fund.

The pension cost in respect of these schemes represents contributions payable to the funds and amounted to £1.9 million in the year ended 31 March 2003 (2002—£1.2 million; 2001—£1.1 million). Outstanding contributions amounted to £0.3 million as at 31 March 2003 (2002—£0.4 million, 2001—£1.1 million). These are included in other creditors (note 14).

***FRS 17 — "Retirement benefits"***

A valuation of the YPP for the purposes of FRS 17 was carried out at 31 March 2002 and updated to 31 March 2003 by a qualified independent actuary. The following key assumptions were used:

| | At 31 March 2002 | At 31 March 2003 |
|---|---|---|
| | % per annum | % per annum |
| Discount rate | 6.0 | 5.4 |
| Salary increases | 4.2 | 4.0 |
| Pension increases | 2.7 | 2.5 |
| Inflation rate | 2.7 | 2.5 |

The assets in the YPP and the annual expected rates of return were:

| | At 31 March | | | |
|---|---|---|---|---|
| | 2002 | | 2003 | |
| | % | £m | % | £m |
| Equities | 7.6 | 38.6 | 7.8 | 49.9 |
| Corporate Bonds | 5.5 | 6.4 | 5.4 | 15.8 |
| Gilts | n/a | — | 4.8 | 28.4 |
| Property | 7.1 | 1.6 | n/a | — |
| Other | 3.5 | 3.5 | n/a | — |
| Bulk transfer receivable from BTPS | 7.6 | 52.9 | n/a | — |
| **Total** | | 103.0 | | 94.1 |

## 21. Pensions (continued)

The following amounts as at 31 March 2002 and 2003 were measured in accordance with the requirements of FRS 17 and show the net balance sheet liability at the year end if FRS 17 had been adopted:

| | At 31 March | |
|---|---|---|
| | 2002 | 2003 |
| | £m | £m |
| Total market value of assets | 103.0 | 94.1 |
| Present value of scheme liabilities | (104.6) | (141.2) |
| Deficit in the scheme | (1.6) | (47.1) |
| Related deferred tax asset, based on 30% rate of tax | 0.5 | 14.1 |
| **Net balance sheet liability** | (1.1) | (33.0) |

The following amounts explain the change in the deficit in the scheme for the year ended 31 March 2003:

| | Year ended 31 March 2003 |
|---|---|
| | £m |
| Deficit in scheme at 31 March 2002 | (1.6) |
| Movement in year: | |
| Current service cost | (8.8) |
| Contributions | 8.0 |
| Past service costs | (0.3) |
| Other finance income | 1.3 |
| Actuarial loss | (45.7) |
| **Deficit in scheme at 31 March 2003** | (47.1) |

The full actuarial valuation at 5 April 2002 backdated to 31 March 2002 showed a deficit of £1.6 million. Improvements in benefits costing £0.3 million were made in the year ended 31 March 2003 and contributions of £7.9 million (12.05% of pensionable earnings), plus an additional contribution of £0.1 million in respect of the benefit improvement, were made. A further additional contribution of £0.1 million in respect of the benefit improvement was made on 1 April 2003. In the year ended 31 March 2003, the Yell Group made contributions at an average rate of 12.05% of pensionable earnings inclusive of expenses and life assurance premiums. Yell Group's trustees have agreed that contributions for the next three years will be at the rate of 13.05% of pensionable earnings inclusive of expenses and life assurance premiums.

As the scheme is closed to new members, under the projected unit method, the current service cost will increase as the members of the scheme approach retirement.

The history of experience gains and losses follows:

| | Year ended 31 March 2003 |
|---|---|
| Difference between the expected and actual return on scheme assets | |
| — loss (£m) | (27.4) |
| — loss (% of scheme assets) | (29%) |
| Experience gains and losses on scheme liabilities | |
| — loss (£m) | (4.7) |
| — loss (% of present value of scheme liabilities) | (3%) |
| Total amount to be recognised in the statement of total recognised gains and losses upon full adoption of FRS 17 | |
| — loss (£m) | (45.7) |
| — loss (% of present value of scheme liabilities) | (32%) |

## 21. Pensions (continued)

If the above amounts had been recognised in the financial statements, the Yell Group's net liabilities and profit and loss account deficit at 31 March 2002 and 2003 would have been as follows:

| | At 31 March | |
|---|---|---|
| | 2002 | 2003 |
| | £m | £m |
| Net liabilities excluding pension liability | (49.8) | (124.3) |
| Pension liability | (1.1) | (33.0) |
| **Net liabilities including FRS 17 pension liability** | (50.9) | (157.3) |
| Deficit excluding pension liability | (50.9) | (125.5) |
| Pension reserve | (1.1) | (33.0) |
| **Deficit including FRS 17 pension liability** | (52.0) | (158.5) |

If the above amounts had been recognised in the financial statements, the Yell Group's profit and loss account and statement of total recognised gains and losses for the year ended 31 March 2003 would have included the following:

*Amounts charged to operating profit*

| | Year ended 31 March 2003 |
|---|---|
| | £m |
| Current service cost | 8.8 |
| Past service cost | 0.3 |
| **Total operating charge** | 9.1 |

*Net amount credited to net interest payable*

| | Year ended 31 March 2003 |
|---|---|
| | £m |
| Expected return on pension scheme assets | 7.9 |
| Interest on pension scheme liabilities | (6.6) |
| **Net return on pension scheme** | 1.3 |

*Amount recognised in statement of total recognised gains and losses*

| | Year ended 31 March 2003 |
|---|---|
| | £m |
| Actual return less expected return on pension scheme assets | (27.4) |
| Experience losses arising on the scheme liabilities | (4.7) |
| Changes in assumption underlying the present value of the scheme liabilities | (13.6) |
| **Actuarial loss** | (45.7) |

## 22. Directors' remuneration

The emoluments of the directors and the benefits including those received under long-term incentive plans were:

| | Year to 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £000 | £000 | £000 |
| Salary | 380 | 706 | 795 |
| Other benefits | 21 | 77 | 48 |
| Performance-related bonus | 228 | 723 | 795 |
| Non-executive directors' fees | — | 6 | 196 |
| Additional payments by BT following the acquisition on 22 June 2001[(a)] | — | 3,800 | — |
| Aggregate emoluments | 629 | 5,312 | 1,834 |
| Aggregate gains made on the exercise of share options | — | 20 | — |
| Aggregate amounts receivable under long-term incentive plans | 153 | 132 | 46 |
| | 782 | 5,464 | 1,880 |

(a) This amount included primarily an agreed settlement with BT to terminate the UK management incentive plan.

Two directors (2002: two, 2001: two) had retirement benefits accruing under a defined benefit pension scheme.

*Directors' detailed remuneration*

| | John Condron | | | John Davis | | |
|---|---|---|---|---|---|---|
| | Year to 31 March | | | Year to 31 March | | |
| | 2001 | 2002 | 2003 | 2001[(b)] | 2002 | 2003 |
| | £000 | £000 | £000 | £000 | £000 | £000 |
| Salary | 240 | 416 | 485 | 140 | 290 | 310 |
| Other benefits | 15 | 29 | 27 | 6 | 48 | 21 |
| Performance-related bonus | 168 | 426 | 485 | 60 | 297 | 310 |
| Additional payments by BT following the acquisition on 22 June 2001[(a)] | — | 3,300 | — | — | 500 | — |
| Aggregate emoluments | 423 | 4,171 | 997 | 206 | 1,135 | 641 |
| Gains made on exercise of share options | — | 20 | — | — | — | — |
| Amounts receivable under long-term incentive plans | 153 | 132 | 46 | — | — | — |
| | 576 | 4,323 | 1,043 | 206 | 1,135 | 641 |

(a) This amount included primarily an agreed settlement with BT to terminate the UK management incentive plan.
(b) John Davis' emoluments for the year ended 31 March 2001 relate to the period of his employment from 25 September 2000.

*Non-executive directors' fees*

The non-executive directors, except Lord Powell of Bayswater, who held office between 22 June 2001 and 31 March 2002 were appointed to the board of the Yell Group as representatives of Apax Partners Managing Entities and Hicks Muse. Monitoring fees charged to the Yell Group by these companies are detailed in note 23.

## 22. Directors' remuneration (continued)

During the year ended 31 March 2003 additional non-executives were appointed.

No fees were paid directly to non-executive directors who were representatives of Apax Partners Managing Entities or Hicks Muse. Fees were paid to the following non-executive directors.

| | Year to 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £000 | £000 | £000 |
| Robert Scott | — | — | 38 |
| Charles Carey | — | — | 38 |
| John Coghlan | — | — | 39 |
| Joachim Eberhardt | — | — | 38 |
| Lord Powell of Bayswater | — | 6 | 44 |

*Retirement benefits*

| | John Condron | | | John Davis | | |
|---|---|---|---|---|---|---|
| | At 31 March | | | At 31 March | | |
| | 2001 | 2002 | 2003 | 2001 | 2002 | 2003 |
| | £000 | £000 | £000 | £000 | £000 | £000 |
| Cumulative accrued annual pension | 84 | 146 | 195 | 3 | 9 | 17 |
| Cumulative accrued lump sum | 252 | 439 | 584 | — | — | — |
| Transfer value of increase in accrued benefit in excess of inflation less member contributions | 217 | 817 | 659 | 9 | 25 | 35 |
| Transfer value of accrued benefits at year end | | 2,018 | 2,923 | | 59 | 119 |
| Change in transfer value over year less member contributions | | | 876 | | | 45 |

*Beneficial and non-beneficial interests*

The interests of directors and their families in Yell Group ordinary shares are shown below:

| | At 31 March | |
|---|---|---|
| | 2002 | 2003 |
| | Number | Number |
| John Condron | 3,000,000 | 3,000,000 |
| John Davis | 1,250,000 | 1,250,000 |

*Interests in BT*

John Condron exercised the following options, which had been adjusted for the rights issue and demerger of $mmO_2$ from BT, during the period from 1 April 1999 to 31 March 2003:

| Scheme | Number of options | Date from which exercisable | Exercise date | Exercise price (pence) | Share price on exercise (pence) | Profit on exercise (£) |
|---|---|---|---|---|---|---|
| 1993 BT Share option scheme | 6,214 | 4 March 1996 | 31 May 2001 | 386.10 | 434.80 | 3,026 |
| 1994 BT Share option scheme | 7,127 | 8 December 1997 | 31 May 2001 | 336.72 | 434.80 | 6,990 |
| Sharesave 11 | 4,402 | 14 August 2001 | 15 August 2001 | 239.74 | 448.00 | 9,168 |
| Sharesave 12 | 1,702 | 19 December 2001 | 19 December 2001 | 322.35 | 344.30 | 374 |

No options were granted during the period, and all remaining options lapsed on 25 December 2001.

## 22. Directors' remuneration (continued)

BT shares have been provisionally awarded to, and vested with, John Condron under the following share schemes. He remains eligible for the benefits receivable under these schemes.

| | Year to 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| **BT Executive share plan[a]:** | | | |
| *Number of shares* | | | |
| At the beginning of the period | 93,078 | 75,832 | 74,116 |
| Rights issue prior to vesting | — | 2,306 | — |
| BT Shares vested during the period | (19,265) | (23,543) | (17,803) |
| BT Shares forfeited | — | (3,190) | (22,892) |
| Dividends reinvested, rights taken up, demerger adjustment | 2,019 | 22,711 | 638 |
| At the end of the period | 75,832 | 74,116 | 34,059 |
| Market value of shares vested (£'000) | 153 | 115 | 36 |
| Maximum value at year end (£'000) | 387 | 208 | 53 |
| **Deferred Bonus Plan[b]:** | | | |
| *Number of shares* | | | |
| At the beginning of the period | 5,670 | 5,823 | 3,729 |
| BT Shares vested during the period | — | (3,538) | (3,729) |
| Dividends reinvested, rights issue and demerger | 153 | 1,444 | — |
| At the end of the period | 5,823 | 3,729 | — |
| Value of shares vested at date of vesting (£'000) | — | 17 | 6 |
| Value at year end (£'000) | 30 | 10 | — |
| **Incentive Share Plan[c]:** | | | |
| *Number of shares* | | | |
| At the beginning of the period | 22,452 | 22,765 | 32,827 |
| Dividends reinvested, rights issue and demerger | 313 | 10,062 | 762 |
| At the end of the period | 22,765 | 32,827 | 33,589 |
| Value at year end (£'000) | 116 | 92 | 53 |

(a) Awards of BT ordinary shares normally vest at the end of five years but only if BT's total shareholder return meets a pre-determined target related to other companies in the FTSE 100.

(b) Awards under the Deferred Bonus Plan were granted in respect of the respective previous years' performance. The shares are held in trust and transferred to the executive at the end of the third year.

(c) Awards under the incentive plan normally vest at the end of three years but only if BT's total return meets a pre-determined target related to other companies in the FTSE 100.

| | Year to 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | pence | pence | pence |
| Closing BT share price at the end of the period | 510 | 280 | 157 |
| Price range in period: | | | |
| Minimum | 469 | 216[a] | 141[a] |
| Maximum | 1,172 | 600 | 291 |

(a) The lowest price in the year was subsequent to the demerger of $mmO_2$, where BT shareholders were issued with one $mmO_2$ share for each BT share. The relative share values on the date of demerger, 19 November 2001, were £2.86 and £0.83 for BT and $mmO_2$, respectively.

## 23. Related party transactions

*Transactions with BT*

Transactions with the Yell Group's former parent BT, which are not referred to in notes 1, 5, 12, 14 and 21 included the following:

| | Year ended 31 March | |
|---|---|---|
| | 2001 | 2002 |
| | £m | £m |
| Telecommunication services[a] | 11.5 | 9.8 |
| Building rental[a] | 5.8 | 0.2 |
| Motor vehicles costs[b] | 4.9 | 1.8 |
| Management fee[c] | 0.1 | — |
| Data capture[a] | 2.1 | 0.3 |
| Commission on BT Phonebooks[a] | (3.1) | (3.4) |
| Other | 6.1 | 4.3 |
| **Total transactions with BT** | 27.4 | 13.0 |

(a) Transactions are at amounts that would have been incurred had they been purchased from an independent third party.

(b) Transactions are charged on an allocated cost basis.

(c) Represents fees for certain central services, including group finance and accounting services, treasury management and employee benefit administration. Costs are allocated based on an estimate of actual service provided.

In addition, prior to 22 June 2001, the Group performed billing services for the BT group on an agency basis. In this capacity, the Group collected and forwarded £9.5 million in the year ended 31 March 2002 (2001—£11.8 million). The Group also purchased from BT fixed assets amounting to £12.1 million in the year ended 31 March 2001, of which £11.7 million was outstanding at 31 March 2001 and was paid in the year ended 31 March 2002.

The balance outstanding with BT at each year end is shown separately in notes 12 and 14.

There have been no related party transactions with BT in the year ended 31 March 2003.

*Transactions with funds managed or advised by Apax Partners and Hicks, Muse, Tate and Furst Incorporated ("Hicks Muse")*

Funds managed or advised by Apax Partners and Hicks Muse have held deep discount bonds issued by the Group of £610 million subscribed amount. Details of these bonds are given in note 13. None of the bonds has been redeemed during the year ended 31 March 2003.

Under the arrangement put in place following the acquisition from BT, Apax Partners Managing Entities and affiliates of Hicks Muse have charged monitoring fees of £3.2 million (2002—£1.9 million), of which £0.9 million (2002—£1.1 million) remains outstanding at the year end.

Transaction costs charged to the Yell Group on 22 June 2001, on the McLeod acquisition and on the NDC acquisition from Apax Partners Managing Entities and affiliates of Hicks Muse were £15.0 million, £3.1 million and £0.3 million each, respectively.

## 24. Auditors' remuneration

The following fees were paid or are payable to the Group's auditors for the years ended 31 March 2001, 31 March 2002 and 31 March 2003.

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| Statutory audit services | 0.2 | 0.4 | 0.6 |
| Further assurance services | — | — | 0.1 |
| Tax advisory services | — | — | 0.3 |
| Other non-audit services: | | | |
| Accounting and tax advice on postponed IPO | — | — | 4.3 |
| Accounting and tax advice on purchase from BT | — | 1.6 | — |
| Accounting and tax advice on US reporting and bond issuance | — | 0.8 | — |
| Due diligence | — | — | 0.6 |
| Other | 0.2 | 0.3 | 0.3 |
| **Total** | 0.4 | 3.1 | 6.2 |

Prior to the acquisition on 22 June 2001, audits of the combined financial information of the operations comprising the Yell Group were carried out in connection with a proposed demerger of the Yell Group by BT. The cost of these audits (£0.7 million) was borne by BT and are not included in the auditors' remuneration disclosed above. The auditors' remuneration for audit services above for the year ended 31 March 2001 relates only to the audits of certain UK statutory accounts and accounts prepared for regulatory purposes.

## 25. Post balance sheet events

On 1 July 2003, the Group announced its intention to raise capital of approximately £433 million (gross proceeds) through an equity offering. The Group expects that a portion of the net proceeds will be used to repay £54.1 million of debt under the senior credit facilities, redeem up to 35% (£173.2 million) of the senior notes pursuant to the optional redemption features under the indentures and repay £108.3 million of vendor loan notes and related interest outstanding. After repaying these borrowings and after converting approximately £0.7 billion of shareholder deep discount notes into equity, the Group would expect its debt to be approximately £1.0 billion lower than our total borrowings at 31 March 2003. Additionally, the Group will replace its remaining senior credit facilities with new senior credit facilities of £1,025 million and a revolving credit facility of £200 million.

## 26. United States Generally Accepted Accounting Principles

The Group's combined and consolidated financial information is prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain respects from those applicable in the United States ("US GAAP").

### I Differences between United Kingdom and United States generally accepted accounting principles

The following are the main differences between UK and US GAAP which are relevant to the Group's financial information.

*(a) Directories in progress*

Under UK GAAP, the cost of directories in progress deferred in stock represents direct fixed and variable costs as well as directly attributable overhead costs. Under US GAAP, the deferred costs associated with directories in progress would comprise the production costs and the incremental direct costs associated with selling and creating the directories.

**26. United States Generally Accepted Accounting Principles (continued)**

Directories in progress acquired in a business purchase are valued at replacement value under UK GAAP and at fair value under US GAAP. Under UK GAAP this difference is included in goodwill. Under US GAAP, the fair value is charged to the profit and loss upon delivery of the related directories.

*(b) Pensions*

Under both UK and US GAAP, pension costs are charged against profits over employees' working lives. Differences between the UK and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and a different method of amortising surpluses or deficits, when accounting for a single employer scheme.

*(c) Goodwill and other intangibles*

Under UK GAAP the purchase price of acquisitions is allocated to the fair market value of identifiable tangible and intangible assets, with the excess recorded as goodwill with an estimated economic life of 20 years. Under US GAAP the purchase price is allocated to the fair value of identifiable tangible and intangible assets, including acquired customer relationships that are amortised over eight to nine years and brand names that are amortised over forty years. On 1 April 2002, the Yell Group adopted Statement of Financial Accounting Standards No 142 ("SFAS 142") "Goodwill and Other Intangible Assets". SFAS 142 eliminates amortisation of goodwill associated with business combinations completed after 30 June 2001 and requires annual impairment tests. During the transition period from 1 July 2001 through 31 March 2002, the Company's goodwill associated with business combinations completed prior to 1 July 2001 continued to be amortised over a period of up to 20 years. At 31 March 2002, the Yell Group's unamortised goodwill balance was £992.3 million. Effective 1 April 2002, all goodwill amortisation was discontinued under US GAAP. Upon adoption the Yell Group completed its impairment tests of goodwill as of 1 April 2002 and determined that goodwill balances were not impaired. Also upon adoption the Company evaluated its depreciable intangible assets and determined that their remaining useful lives were appropriate. The aggregate amortisation expense for the year and the estimated aggregate amortisation expense for the succeeding five years are as follows:

| | Year ended 31 March |
|---|---|
| | £m |
| **Aggregate amortisation expense** | |
| For year ended 31 March 2003 | 106.7 |
| **Estimated amortisation expense** | |
| For year ending 31 March 2004 | 90.3 |
| For year ending 31 March 2005 | 77.0 |
| For year ending 31 March 2006 | 66.7 |
| For year ending 31 March 2007 | 58.7 |
| For year ending 31 March 2008 | 37.1 |

**Goodwill**

The changes in the net book value of goodwill for the year ended 31 March 2003 are as follows:

| | UK | Yellow Book East | Yellow Book West | Yell Group |
|---|---|---|---|---|
| | | £ (in millions) | | |
| Balance as of 1 April 2002 | 599.4 | 354.4 | — | 953.8 |
| Goodwill acquired during year | — | 1.1 | 298.6 | 299.7 |
| Reversal of valuation allowance on deferred tax assets acquired | — | (17.2) | — | (17.2) |
| Currency movements | — | (37.2) | (21.7) | (58.9) |
| **Balance as of 31 March 2003** | 599.4 | 301.1 | 276.9 | 1,177.4 |

**26. United States Generally Accepted Accounting Principles (continued)**

Intangible assets under US GAAP comprise:

| | At 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| **Gross book value** | | | |
| Acquired customer relationships | 116.1 | 430.0 | 493.4 |
| Brand names | — | 550.0 | 535.0 |
| Additional minimum liability | — | — | 0.3 |
| Goodwill | 322.7 | 992.3 | 1,214.6 |
| Total gross book value under US GAAP | 438.8 | 1,972.3 | 2,243.3 |
| **Accumulated amortisation** | | | |
| Acquired customer relationships | (22.2) | (72.4) | (161.1) |
| Brand names | — | (10.6) | (25.6) |
| Goodwill | (7.8) | (38.5) | (37.2) |
| Total accumulated amortisation under US GAAP | (30.0) | (121.5) | (223.9) |
| Net book value in accordance with US GAAP | 408.8 | 1,850.8 | 2,019.4 |
| **Net book value in accordance with UK GAAP** | 429.3 | 1,640.5 | 1,824.1 |
| **Estimated UK to US GAAP adjustments** | (20.5) | 210.3 | 195.3 |

Included in goodwill is £276.9 million of unamortised goodwill relating to purchases made after 1 April 2002.

Additionally, under US GAAP, the difference between the retail value and net replacement value of directories in progress is included in directories in progress and charged against profits when the directories are delivered. Under UK GAAP the difference is included in goodwill.

*(d) Derivative financial instruments*

Certain financial risks are managed through the use of financial instruments, mainly interest rate swaps/ collars. These contracts provide economic hedging to the Company; however, they do not qualify as hedges for US GAAP accounting purposes under Statement of Financial Accounting Standards No 133 "Accounting for Derivative Instruments and Hedging Activities". Derivative financial instruments are recorded on the balance sheet at fair value. Therefore, unrealised gains/losses must be recorded in the profit and loss account at each reporting date. For the interest rate derivative contracts, a loss of £13.6 million would have been recorded for the year ended 31 March 2003 (2002—£11.3 million) under US GAAP, within interest expense. The liability at 31 March 2003 would have been £24.9 million (2002—£11.3 million). This loss reflects the reduction in the fair value of the US dollar and pounds sterling floating interest rate swaps since the contracts were agreed.

*(e) Management incentive plans*

Under UK GAAP, certain incentive payments made by BT to senior management were accounted for as an adjustment to the Yell Group purchase price. Under US GAAP, these payments would be treated as an expense that would be 'pushed down' to the acquired company.

*(f) Deferred taxation*

The reconciling adjustment for deferred taxation comprises the tax effects arising from the other UK to US GAAP adjustments listed in the reconciliation below, together with the effect of an adjustment to reverse tax benefits associated with the reversal of a valuation allowance recorded on purchase which under US GAAP results in a reduction to goodwill.

At 31 March 2003, the adjustment to decrease shareholders' funds (deficit) of £223.9 million (2002—£235.0 million decrease, 2001—£13.5 million increase) included the tax effect of other US GAAP adjustments. This comprised an adjustment increasing current deferred tax assets by £21.1 million (2002—£15.1 million)

## 26. United States Generally Accepted Accounting Principles (continued)

increasing non-current deferred tax assets by £14.0 million at 31 March 2003 (2002—£nil) which were net of a £54.6 million (2002—£71.3 million), valuation allowance for deferred tax assets arising from operations in the United States, and £259.0 million (2002—£250.1 million) of non-current deferred tax liabilities. Deferred tax assets arising from operations in the United Kingdom are considered to be recoverable for all years presented.

For the periods from 1 April to 22 June 2001 and 22 June 2001 to 31 March 2002, the US GAAP deferred taxation adjustment to shareholders' deficit relates largely to the deferred tax liabilities arising on the intangible assets other than goodwill arising as a result of the acquisition from BT.

*(g) Gross profit under US GAAP presentation*

Under UK GAAP, doubtful debt expenses are included in cost of sales. Under US GAAP, these expenses do not meet the criteria to be classified as cost of sales and thus would be included in administrative expenses. Additionally, distribution costs would be in cost of sales under US GAAP.

*(h) Closure provisions*

Under UK GAAP, charges relating to employee redundancies and termination of lease or other contracts are recorded as a provision only when there is a present obligation and a reliable estimate can be made of the amount. Under US GAAP, charges relating to employee redundancies are measured when management has committed to a detailed plan of termination that meets specified criteria and has been communicated to the employees and are recorded at that date if future services will not be rendered by the employees or they will be retained only for a minimum retention period. In the event future service by the employees to be terminated is required or the employee will be retained for a period greater than minimum retention period, the charge is recorded ratably over the remaining period the employees provide services. Charges relating to termination of lease or other contracts are recorded under US GAAP at the time the contract is terminated in accordance with the contract's terms and are based on the fair value of the related liability.

### II Net income and shareholders' deficit reconciliation statements

The following statements summarise estimated adjustments, gross of their tax effect, which reconcile net income and shareholders' deficit from that reported under UK GAAP to that which would have been reported had US GAAP been applied.

**Net income (loss)**

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002(b) | 2003 |
| | £m | £m | £m |
| Profit (loss) for the year under UK GAAP | 102.7 | (31.4) | (40.6) |
| Adjustment for: | | | |
| Directories in progress | | | |
| —Deferred costs | (11.0) | (1.9) | (23.9) |
| —Acquisition accounting[(a)] | (0.9) | (94.1) | (24.2) |
| Pensions | 1.5 | (0.6) | 0.1 |
| Goodwill | — | 26.9 | 98.3 |
| Other intangible assets | (7.9) | (85.0) | (106.8) |
| Derivative financial instruments | — | (11.3) | (13.6) |
| Management incentive plans[(a)] | — | (24.1) | — |
| Closure provisions | — | — | 2.9 |
| Deferred taxation | 0.4 | 55.4 | 28.7 |
| **Net income (loss) as adjusted for US GAAP** | 84.8 | (166.1) | (79.1) |

(a) Represents certain adjustments that arose as a result of acquisitions.

(b) US GAAP requires the results for the year ended 31 March 2002 to be shown separately for the period prior to acquisition on 22 June 2001 and the period from 22 June 2001 to 31 March 2002. See IV below for the US GAAP presentation.

**26. United States Generally Accepted Accounting Principles (continued)**

Effective 1 April 2002, the Group adopted SFAS 142 for US GAAP reporting purposes which eliminated the requirement to amortise goodwill. The following table presents net income (loss) after eliminating the effect of goodwill amortisation from 1 April 2000.

**Adjusted net loss**

| | Year ended 31 March | |
|---|---|---|
| | 2001 | 2002 |
| | £m | £m |
| **Reported net income (loss) as adjusted for US GAAP** | 84.8 | (166.1) |
| Goodwill amortisation, net of tax | 75.1 | 57.2 |
| **Adjusted net income (loss) as adjusted for US GAAP** | 159.9 | (108.9) |

**Shareholders fund (deficit)**

| | At 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| Shareholders fund (deficit) under UK GAAP | 394.3 | (49.8) | (124.3) |
| Adjustment for: | | | |
| Directories in progress | (70.4) | (72.4) | (92.6) |
| Pensions | 2.1 | 7.6 | 7.7 |
| Additional minimum pension liability | — | — | (35.8) |
| Goodwill | — | (686.7) | (646.7) |
| Other intangible assets | (20.5) | 897.0 | 842.0 |
| Derivative financial instruments | — | (11.3) | (24.9) |
| Closure provisions | — | — | 2.9 |
| Deferred taxation | 13.5 | (235.0) | (223.9) |
| **Shareholders fund (deficit) as adjusted for US GAAP** | 319.0 | (150.6) | (295.6) |

**III Consolidated statements of cash flows**

Under UK GAAP, the Consolidated Statements of Cash Flows are presented in accordance with UK Financial Reporting Standard No 1 ("FRS 1"). The statements prepared under FRS 1 present substantially the same information as that required under SFAS No 95 "Statement of Cash Flows" ("SFAS No 95").

Under SFAS No 95, cash and cash equivalents include cash and short-term investments with original maturities of three months or less. Under FRS 1, cash comprises cash in hand and at bank and overnight deposits, net of bank overdrafts.

Under FRS 1, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investments; acquisitions and disposals; dividends paid to the company's shareholders; and financing. SFAS No 95 requires a classification of cash flows as resulting from operating, investing and financing activities.

Cash flows under FRS 1 in respect of interest and finance fees paid and taxation would be included within operating activities under SFAS No 95.

## 26. United States Generally Accepted Accounting Principles (continued)

The following statements summarise the statements of cash flows as if they had been presented in accordance with US GAAP.

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| Net cash provided by operating activities | 176.5 | 17.7 | 143.8 |
| Net cash used in investing activities | (72.0) | (1,583.9) | (486.9) |
| Net cash provided by (used in) financing activities | (84.7) | 1,641.6 | 273.9 |
| Net increase (decrease) in cash and cash equivalents at end of the year[a] | 19.8 | 75.4 | (69.2) |
| Effects of exchange rate changes | 0.3 | — | (0.9) |
| Cash and cash equivalents at beginning of the year | 4.7 | 24.8 | 100.2 |
| **Cash and cash equivalents at end of the year[a]** | 24.8 | 100.2 | 30.1 |

(a) Cash and cash equivalents under US GAAP are the same as cash at bank and in hand under UK GAAP for all periods presented.

*Additional US GAAP disclosures*

**IV Profit and loss account for the year ended 31 March 2002 split between the period prior to acquisition and the period from 22 June 2001 to 31 March 2002**

US GAAP requires the results for the year ended 31 March 2002 to be shown separately for the period prior to the acquisition on 22 June 2001 (the "Predecessor" period) and the period from 22 June 2001 to 31 March 2002 (the "Successor" period)

The predecessor combined financial information of the Yell Group for the period to 22 June 2001 represents an aggregation of the historical financial information of the Yellow Pages unit of BT, the other UK companies forming part of the Yell Group, and of Yellow Book, since its acquisition by BT, as if the Yell Group had been formed as a discrete operation throughout the period. The successor consolidated financial information of the Yell Group represents a consolidation of the financial information of Yell Group Limited and its subsidiary undertakings from the date of the acquisition to 31 March 2002.

## 26. United States Generally Accepted Accounting Principles (continued)

The following table shows separately the predecessor and successor profit and loss account information, in accordance with UK GAAP and US GAAP:

| | Combined (Predecessor) 1 April to 22 June 2001 | Consolidated (Successor) 22 June 2001 to 31 March 2002 |
|---|---|---|
| | £m | £m |
| **Turnover** | | |
| —Continuing operations | 169.1 | 691.2 |
| —Acquisitions | — | 5.1 |
| **Group turnover** | 169.1 | 696.3 |
| Cost of sales | (71.1) | (315.9) |
| **Gross profit** | 98.0 | 380.4 |
| Distribution costs | (5.5) | (18.5) |
| Administrative expenses | (59.6) | (243.2) |
| **Operating profit** | | |
| —Continuing operations | 32.9 | 118.1 |
| —Acquisitions | — | 0.6 |
| **Total operating profit** | 32.9 | 118.7 |
| Net interest payable | (5.8) | (158.6) |
| **Profit (loss) on ordinary activities before taxation** | 27.1 | (39.9) |
| Tax on profit (loss) on ordinary activities | (11.3) | (7.3) |
| **Profit (loss) on ordinary activities after taxation** | 15.8 | (47.2) |
| **Profit (loss) for the financial period under UK GAAP** | 15.8 | (47.2) |
| Adjustment for: | | |
| Directories in progress | | |
| —Deferred costs | (6.2) | 4.3 |
| —Acquisition accounting | — | (94.1) |
| Pensions | (0.4) | (0.2) |
| Goodwill and other intangibles | (2.0) | (56.1) |
| Derivative financial instruments | — | (11.3) |
| Management incentive plans | (24.1) | — |
| Deferred tax | (1.3) | 56.7 |
| **Net income (loss) as adjusted for US GAAP** | (18.2) | (147.9) |

## 26. United States Generally Accepted Accounting Principles (continued)

### V Pensions

The following position for the YPP is computed in accordance with US GAAP pension accounting rules under Statement of Financial Accounting Standard No 87 ("SFAS No 87"), the effect of which is shown in the above reconciliation statements.

The components of the pension cost for the YPP comprised:

| | Year ended 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| Service cost | 4.9 | 7.2 | 9.1 |
| Interest cost | 2.7 | 5.3 | 6.6 |
| Expected return on scheme assets | (2.9) | (6.3) | (7.9) |
| Amortisation of net obligation at date of limited application of SFAS No 87 | (0.1) | 0.1 | — |
| Recognised losses | 0.1 | — | 0.1 |
| **YPP pension cost for the year under US GAAP** | 4.7 | 6.3 | 7.9 |

The information required to be disclosed in accordance with Statement of Financial Accounting Standard No 132 ("SFAS 132") concerning the funded status of the YPP at 31 March 2001 and 31 March 2002 based on the valuation at 6 April 1999, and 31 March 2003, based on the valuation at 5 April 2002, is as follows:

| | At 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| **Changes in benefit obligation** | | | |
| Present value of scheme liabilities at the beginning of the year | 42.3 | 50.1 | 109.6 |
| Service cost | 4.9 | 7.2 | 9.2 |
| Interest cost | 2.7 | 5.3 | 6.6 |
| Employees' contributions | 1.8 | 2.5 | 3.6 |
| Actuarial movement | (1.1) | (1.5) | 19.6 |
| Benefits paid or payable | (0.5) | (0.3) | (1.0) |
| Plan amendments | — | — | 0.3 |
| Transfer in from BTPS on acquisition | — | 46.3 | — |
| **Benefit obligation at the end of the year** | 50.1 | 109.6 | 147.9 |

| | Year ended 31 March 2003 |
|---|---|
| | £m |
| **Amounts recognised in the statement of financial position consist of:** | |
| Accrued pension costs | (28.1) |
| Intangible asset | 0.3 |
| Charge to equity | 35.5 |
| **Net prepaid pension costs recognised** | 7.7 |

The accumulated benefit obligation of £122.2 million at 31 March 2003 was calculated on the assumption that pension increases start immediately. Scheme assets at 31 March 2001 and 2002 exceeded the accumulated benefit obligations.

| | At 31 March | | |
|---|---|---|---|
| | 2001 | 2001 | 2003 |
| | £m | £m | £m |
| **Changes in scheme assets** | | | |
| Market value of scheme assets at the beginning of the year | 38.4 | 41.7 | 103.0 |
| Actual return on scheme assets | (4.2) | (2.2) | (19.5) |
| Employer's contributions | 6.2 | 5.7 | 8.0 |
| Employees' contributions | 1.8 | 2.5 | 3.6 |
| Benefits paid or payable | (0.5) | (0.3) | (1.0) |
| Transfer in from BTPS on acquisition | — | 55.6 | — |
| **Market value of assets at the end of the year** | 41.7 | 103.0 | 94.1 |

## 26. United States Generally Accepted Accounting Principles (continued)

| | At 31 March | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | £m | £m | £m |
| **Funded status under US GAAP** | | | |
| Projected benefit obligation in excess of scheme assets | (8.4) | (6.6) | (53.8) |
| Unrecognised prior service costs[a] | (0.5) | — | 0.3 |
| Other unrecognised net actuarial losses | 11.0 | 14.2 | 61.2 |
| **Prepaid pension costs under US GAAP** | 2.1 | 7.6 | 7.7 |

(a) The unrecognised prior service costs are amortised over 15 years.

The benefit obligation for the main pension scheme was determined using the following assumptions at 1 April 2001, 1 April 2002 and 1 April 2003:

| | Rates (per annum) % | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| Discount rate | 6.25 | 6.00 | 5.40 |
| Rate of future pay increases | 4.75 | 4.20 | 4.00 |
| Pension increases | 3.00 | 2.70 | 2.50 |
| Expected return on assets | 6.50 | 7.35 | 6.50 |

For US GAAP purposes, multi-employer accounting was applied in respect of past participation in the BTPS for the period until 1 November 2001. Accordingly, the annual pension expense in respect of the BTPS is equal to the annual employer contributions, as is the case under UK GAAP.

Beginning 1 November 2001, the date of the transaction, the participants in the BTPS became participants of YPP, which is a single employer scheme. The SFAS 87 disclosures above for 2002 and 2003 reflect the additional participants as a result of the transaction.

As a result of the acquisition at 22 June 2001, the surplus of £6.1 million (made up of a £3.1 million deficit in the YPP and a £9.2 million surplus in respect of the transfer from the BTPS) was recognised on the balance sheet as part of the purchase price allocation.

### VI Recent US GAAP Accounting Pronouncements

*The following statements refer to the Group's financial position and results of operations as adjusted for US GAAP only.*

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No 141 "Business Combinations" ("SFAS 141"), which supersedes APB opinion No 16 "Business Combinations" and Statement of Financial Accounting Standards No 38 "Accounting for Pre-acquisition Contingencies of Purchased Enterprises". SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within the scope of SFAS 141 be accounted for using only the purchase method. SFAS 141 is required to be applied for all business combinations initiated after 30 June 2001. Adoption of this statement did not have a material impact on the Group's financial condition or results of operations.

Also in June 2001, the FASB issued Statement of Financial Accounting Standards No 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires the discontinuance of goodwill amortisation. In addition, SFAS 142 includes certain provisions regarding the reclassification of certain existing recognised intangibles as goodwill, reassessment of the useful lives of existing recognised intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and

**VI Recent US GAAP Accounting Pronouncements (continued)**

other intangibles. The Yell Group adopted the standard on 1 April 2002, and the effects of the adoption are presented in the notes to the financial statements. Upon adoption the Yell Group completed its impairment tests of goodwill as of 1 April 2002 and determined that the goodwill balances were not impaired. Also upon adoption the Yell Group evaluated its depreciable intangible assets and determined that their remaining useful lives were appropriate.

In August 2001, the FASB issued Statement of Financial Accounting Standards No 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting of obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. Adoption of this statement did not have a material impact on the Yell Group's financial condition or result of operations.

Also in August 2001, the FASB issued Statement of Financial Accounting Standards No 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting Standards No 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of any entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. Adoption of this statement did not have a material impact on the Group's financial condition or results of operations.

In April 2002, the FASB issued Statement of Financial Accounting Standards No 145 "Rescission of FASB Statements No 4, 44 and 64, Amendment of FASB Statement No 13 and Technical Corrections" ("SFAS 145"). This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30 "Reporting the Results and Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. SFAS 145 is effective for fiscal years beginning after 15 May 2002; however, certain sections are effective for transactions occurring after 15 May 2002.

In June 2002, the FASB issued Statement of Financial Accounting Standards No 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This standard will require companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for exit plans initiated after 31 December 2002. The Group does not expect the adoption of this standard to have a material effect on its financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No 148 "Accounting for Stock-Based-Compensation—Transition and Disclosure" ("SFAS 148"). This standard amends SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No 28 Interim Financial Reporting, to require disclosure about those effects in interim financial information. SFAS 148 is effective for fiscal years beginning after 15 December 2002. The Group does not expect the adoption of SFAS 148 to have a material impact on its financial position, earnings or cash flows as it does not currently intend to adopt SFAS 123.

In April 2003, the Statement of Financial Accounting Standards issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS 149"). This standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivatives Instruments and Hedging Activities. This standard is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. The Company is in the process of assessing the impact of adopting this standard.

In May 2003, the Statement of Financial Accounting Standards issued SFAS No. 150 "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). The standard improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This standard is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This standard shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the standard and still existing at the beginning of the interim period of adoption. The Company is in the process of assessing the impact of adopting this standard.

Yours faithfully

PricewaterhouseCoopers LLP
*Chartered Accountants*

## PART VII

## FINANCIAL INFORMATION ON McLEOD

The consolidated financial information below for each of the two years ended 31 December 2000 and 2001 and as of 31 December 2000 and 2001 has been extracted from McLeod's audited US GAAP consolidated financial statements for the years ended 31 December 2000 and 2001, which are not included in these listing particulars, without material adjustment. These financial statements are available for inspection. Information on recent US GAAP accounting pronouncements is included in Part V "Financial Information".

PricewaterhouseCoopers LLP, Chicago, US has issued unqualified audit opinions on each of the two years.

In addition, a summary of differences between US GAAP and UK GAAP for the two years ended and as at 31 December 2001 and 2000 is presented below.

## MCLEODUSA MEDIA GROUP, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF OPERATIONS

**(US dollars in thousands)**

| | Years ended 31 December | |
|---|---|---|
| | 2000 | 2001 |
| Revenues, net | $ 253,871 | $ 298,411 |
| Cost of sales | (88,748) | (107,113) |
| **Gross profit** | 165,123 | 191,298 |
| Operating expenses: | | |
| Selling, general and administrative | (111,977) | (120,739) |
| Management fee, MCLD | (5,954) | (7,035) |
| Provision for bad debt | (12,994) | (15,744) |
| Depreciation and amortisation | (32,373) | (35,837) |
| **Total operating expenses** | (163,298) | (179,355) |
| **Total operating income** | 1,825 | 11,943 |
| Non-operating expenses: | | |
| Interest expense, MCLD | (25,783) | (36,202) |
| Other interest income and other, net | 554 | 54 |
| | (25,229) | (36,148) |
| Loss before income taxes | (23,404) | (24,205) |
| Provision for income taxes | (50) | (192) |
| **Net loss** | $ (23,454) | $ (24,397) |

**MCLEODUSA MEDIA GROUP, INC. AND SUBSIDIARIES**

**CONSOLIDATED BALANCE SHEETS**

**(US dollars in thousands)**

| | At 31 December | |
|---|---|---|
| | 2000 | 2001 |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 3,878 | $ 3,589 |
| Accounts receivable, net | 68,606 | 84,709 |
| Deferred expenses | 35,260 | 36,803 |
| Prepaid expenses and other | 3,202 | 3,642 |
| **Total current assets** | 110,946 | 128,743 |
| Property and equipment, net | 35,406 | 36,279 |
| Intangible assets, net | 320,297 | 316,109 |
| **Total assets** | $ 466,649 | $ 481,131 |
| **Liabilities and stockholder's equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 14,540 | $ 5,093 |
| Accrued expenses | 12,340 | 6,300 |
| Deferred revenue | 28,156 | 30,511 |
| Other current liabilities | 1,488 | 1,270 |
| **Total current liabilities** | 56,524 | 43,174 |
| Long-term liabilities: | | |
| Payable to MCLD and its affiliates, net | 507,621 | 561,126 |
| Other long-term liabilities | 2,917 | 1,641 |
| | 510,538 | 562,767 |
| **Total liabilities** | 567,062 | 605,941 |
| Commitments and contingencies (notes 3, 8 and 9) | | |
| Stockholder's equity: | | |
| Common stock, 2,681,731 shares authorised, issued and outstanding | 1 | 1 |
| Retained deficit | (100,414) | (124,811) |
| **Total stockholder's deficit** | (100,413) | (124,810) |
| **Total liabilities and stockholder's equity** | $ 466,649 | $ 481,131 |

## MCLEODUSA MEDIA GROUP, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

(US dollars in thousands)

| | Common Stock Shares | Common Stock | Retained Deficit | Total |
|---|---|---|---|---|
| **Balances at 31 December 2000** | 2,681,731 | $1 | $(100,414) | $(100,413) |
| Net loss | — | — | (24,397) | (24,397) |
| **Balances at 31 December 2001** | 2,681,731 | $1 | $(124,811) | $(124,810) |

MCLEODUSA MEDIA GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US dollars in thousands)

| | Years ended 31 December | |
|---|---|---|
| | 2000 | 2001 |
| **Cash flows from operating activities** | | |
| Net loss | $ (23,454) | $ (24,397) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation of property and equipment | 10,855 | 9,353 |
| Amortisation of intangible assets | 21,518 | 26,484 |
| Loss on disposal of equipment | 817 | — |
| Changes in operating assets and liabilities: | | |
| Increase in accounts receivable, net | (14,995) | (16,982) |
| Increase in deferred expenses | (7,154) | (1,364) |
| Decrease in prepaid expenses and other | 212 | 244 |
| Increase (decrease) in accounts payable and accrued expenses | 1,510 | (13,207) |
| Increase in deferred revenue | 5,903 | 2,005 |
| Increase (decrease) in other operating assets and liabilities | 469 | (1,259) |
| **Net cash used in operating activities** | (4,319) | (19,123) |
| **Cash flows from investing activities** | | |
| Capital expenditure | (9,282) | (10,564) |
| Acquisitions, net of cash acquired | (61,396) | (23,171) |
| **Net cash used in investing activities** | (70,678) | (33,735) |
| **Cash flows from financing activities** | | |
| Increase in payable to MCLD and affiliates, net | 72,751 | 53,505 |
| Principal payments on capital lease obligations and other | (1,764) | (936) |
| **Net cash provided by financing activities** | 70,987 | 52,569 |
| Net decrease in cash and cash equivalents | (4,010) | (289) |
| Cash and cash equivalents: | | |
| Beginning of year | 7,888 | 3,878 |
| **End of year** | $ 3,878 | $ 3,589 |
| Cash paid during the year for: | | |
| Interest | $ 152 | $ 114 |
| Income taxes | $ 48 | $ 559 |
| MCLD common stock paid for acquisitions | — | — |

(US dollars in thousands)

## Note 1. Nature of business and basis of presentation

*Nature of business*

McLeodUSA Media Group, Inc. ("McLeod") and Subsidiaries are publishers of telephone directories in 26 states in the United States of America. Revenues are principally derived from advertising in such publications. McLeod was a wholly-owned subsidiary of McLeodUSA Incorporated ("MCLD") at December 31, 2001. McLeod was formed in 1986 and was acquired by MCLD in September 1996 in a transaction accounted for as a purchase.

The consolidated financial statements of McLeod reflect the results of operations and cash flows of McLeod during each respective period. Under MCLD ownership, McLeod's operations were a separate legal entity of MCLD. The historical financial statements have been prepared using MCLD's historical basis in the assets and liabilities and the results of McLeod's business. The financial information contained herein may not reflect the consolidated financial position, operating results, changes in stockholder's equity, and cash flows of McLeod in the future, or what they would have been had McLeod been a separate stand-alone entity during the periods presented.

The consolidated financial statements include allocations of certain MCLD expenses. The expense allocations have been determined on the basis that MCLD and McLeod considered to be reasonable reflections of the utilisation of services and resources provided by MCLD (see notes 4 and 7).

In June 1997, the FASB issued Statement of Financial Accounting Standards No 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This statement establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Under SFAS 131, operating segments are to be determined consistent with the way that management organises and evaluates financial information internally for making operating decisions and assessing performance. McLeod operates in one reportable segment.

*Accounting estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Changes in estimates are recorded in the statement of operations in the period in which such changes take place. Included in income in 2001 are changes in estimates for the allowance for doubtful accounts and accrued expenses. The impact of these changes was to increase income by $4,700, of which $2,100 related to the allowance for doubtful accounts and $2,600 related to accrued production and other expenses. Included in income in 2000 are changes in estimates for the allowance for doubtful accounts totalling $1,900. Management determined during the respective years that such estimated amounts were excess and that such amounts should be reversed.

## Summary of significant accounting policies

*Principles of consolidation*

The consolidated financial statements include the accounts of McLeodUSA Media Group, Inc and its wholly-owned subsidiaries:

- McLeodUSA Publishing Company
- Consolidated Communications Directories, Inc.
- Frontier Directory Co. of Minnesota, Inc.
- Frontier Directory Company of Nebraska, Inc.
- J-Mar Publishing Company, Inc.

All significant intercompany accounts and transactions between McLeod and its subsidiaries have been eliminated on consolidation.

*Revenue and expense recognition*

Revenue (net of discounts) is recognised upon publication of directories, which corresponds with substantial distribution and is when the earnings process is complete. Customers may select a standard and customary instalment payment schedule for services rendered which does not exceed twelve months from the publication date.

Deferred expenses consist of production (consisting of pre-press, paper, printing and binding) and direct and incremental selling costs for directories before publication. These costs are recognised in cost of sales when the related directory is published and the related revenue from the directory is recognised.

Deferred revenue consists of cash received from customers prior to book publication. These deposits are recorded as revenue when the related directory is published.

Revenue and selling, general and administrative expense includes contracts for bartering advertising space primarily with various media companies. Barter revenues are recognised in the month of publication. Barter expense is also recognised in the month of publication, as trade costs are direct costs of the directory. These revenues and expenses totalled approximately $5,840 and $4,243 for the years ended 31 December 2001 and 2000 respectively, and were valued at the lower of fair value of the advertising provided or received.

McLeod provides for losses on uncollectable receivables. Such provisions are based upon historical collection experience and the current estimates and assumptions regarding ultimate collectability of billed and unbilled accounts receivable. Such estimates and assumptions are based on a number of conditions including the nature of the market location in which each directory is published, the general economic conditions present in each market, and standard and customary instalment payment terms.

*Concentration of credit risk*

McLeod believes it is not subject to a concentration of credit risk as revenues are not significantly concentrated in any single directory, industry, geographic region or customer. However, credit losses have represented a cost of doing business due to the nature of the customer base (predominantly small businesses).

*Cash and cash equivalents*

Cash and cash equivalents include highly liquid investments with a maturity of less than three months when purchased.

(US dollars in thousands)

*Property and equipment*

Property and equipment are stated at cost or estimated fair value at date of acquisition. Expenditures that significantly extend useful lives are capitalised. Maintenance and repairs are charged to expense as incurred. Depreciation and amortisation are recorded using the straight-line method based on the following estimated useful lives:

| Asset description | Years |
|---|---|
| Building | 39 |
| Building improvements | 5 |
| Furniture, fixtures and equipment | 3–7 |

Depreciation expense was $10,855 and $9,353 for the years ended 31 December 2000 and 2001 respectively.

In 2000, McLeod converted the production system used to design, produce and paginate their yellow-page advertising. As a result, the useful life of the existing production system was reduced, resulting in an additional $1,738 of depreciation expense in fiscal 2000.

Costs related to internal use software are capitalised in accordance with AICPA Statement of Position No 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". These costs are amortised on a straight-line basis over a three year period. Such capitalised costs were $2,179 and $4,865 at 31 December 2000 and 2001 respectively. Depreciation expense recognised was $559 and $918 for the years ended 31 December 2000 and 2001, respectively.

*Intangible assets*

Intangible assets resulting from MCLD's acquisition of McLeod and McLeod's acquisition of other telephone directory businesses are amortised over their estimated useful lives using the straight-line method as follows:

| Asset description | Years |
|---|---|
| Goodwill | 15–25 |
| Customer lists and non-compete agreements | 3–15 |

In accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No 121"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, McLeod assesses long-lived assets to be held and used for impairment. McLeod will recognise an impairment loss if the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

*Income taxes*

The Company's provision for income taxes has been computed on a separate return basis.

McLeod recognises deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Net deferred tax assets are reduced by a valuation allowance when it is more likely than not that the related asset will not be recoverable (see note 6). Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

(US dollars in thousands)

*Fair value of financial instruments*

In accordance with requirements of SFAS No 107, "Disclosures about Fair Value of Financial Instruments", the following methods and assumptions were used by the Company in estimating the fair value disclosures:

- Current Assets and Liabilities — The carrying amounts approximate fair values because of short maturities of these instruments.

- Long-Term Liabilities — The carrying amounts approximate fair values due to the contractual nature of these obligations.

*Comprehensive income*

McLeod does not have any components of comprehensive income.

*Earnings per share*

Earnings per share is not presented as McLeod was a wholly-owned subsidiary of MCLD for the years ended 31 December 2000 and 2001.

*New accounting pronouncements*

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No 133"). This standard requires that an entity recognise derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. SFAS No 133, as amended, is effective for fiscal years beginning after 15 June 2000. McLeod adopted the requirements of SFAS No 133 in the first quarter of the fiscal year 2001. McLeod does not hold any derivative instruments or engage in hedging activities. As such, the adoption of this pronouncement had no effect on the financial position or results of operations of McLeod.

## Note 2. Acquisitions

McLeod acquired a number of directory businesses in the two years ended 31 December 2001. The aggregate purchase price of such acquisitions was as follows:

| Year | Total purchase price |
|---|---|
| 2000 | $57,753 |
| 2001 | 23,490 |

All acquisitions were accounted for as purchases and, accordingly, the excess purchase price over net assets acquired and identifiable intangible assets was recorded as goodwill. The operations of the acquired companies are included in the accompanying financial statements commencing on the date of acquisition.

The unaudited pro forma financial information related to acquisitions in fiscal year 2000 is not presented, as the actual amounts are included in the year-end results of 2001. Pro forma financial information for the acquisition that occurred in fiscal year 2001 has not been presented as the impact is immaterial.

(US dollars in thousands)

**Note 3. Balance sheet accounts**

*Accounts receivable, net*

Accounts receivable consist of the following at 31 December 2000 and 2001:

| | 2000 | 2001 |
|---|---|---|
| Accounts receivable: | | |
| Billed | $ 32,229 | $ 36,859 |
| Unbilled | 58,312 | 70,039 |
| | 90,541 | 106,898 |
| Less — reserve for bad debts | (21,935) | (22,189) |
| Total | $ 68,606 | $ 84,709 |

*Property and equipment, net*

Property and equipment consists of the following at 31 December 2000 and 2001:

| | 2000 | 2001 |
|---|---|---|
| Land | $ 17,518 | $ 20,866 |
| Furniture, fixtures and equipment | 43,358 | 46,797 |
| | 60,876 | 67,663 |
| Less — Accumulated depreciation | (25,470) | (31,384) |
| Total | $ 35,406 | $ 36,279 |

*Intangible assets, net*

Intangible assets consist of the following at 31 December 2000 and 2001:

| | 2000 | 2001 |
|---|---|---|
| Goodwill | $121,511 | $121,038 |
| Customer lists | 176,966 | 188,291 |
| Non-compete agreements | 70,062 | 81,422 |
| | 368,539 | 390,751 |
| Less accumulated amortisation | (48,242) | (74,642) |
| Total | $320,297 | $316,109 |

*Accrued expenses*

Accrued expenses consist of the following at 31 December 2000 and 2001:

| | 2000 | 2001 |
|---|---|---|
| Accrued payroll and related expenses | $ 6,349 | $3,960 |
| Accrued sales commissions | 808 | 971 |
| Other accrued expenses | 5,183 | 1,369 |
| Total | $12,340 | $6,300 |

(US dollars in thousands)

*Capital leases and other*

Capital leases and other long-term obligations consist of the following at 31 December 2000 and 2001, respectively:

| | 2000 | 2001 |
|---|---|---|
| Capitalised leases, due in various monthly payments, bearing interest at 6.5% to 9.5%, through August 2003, collateralised by equipment | $ 1,357 | $ 994 |
| Deferred payments, due on various acquisitions; non-interest-bearing payments due in years 2001 through 2006 | 1,908 | 1,916 |
| Deferred compensation plan, payments due through February 2001, including interest at 6.0% | 49 | — |
| Total debt | 3,314 | 2,910 |
| Other long-term liabilities | 1,091 | 1 |
| Less—Current maturities | (1,488) | (1,270) |
| Total long-term obligations | $ 2,917 | $ 1,641 |

Payments required for the following five years on long-term obligations at 31 December 2001, are as follows:

| | |
|---|---|
| 2002 | $1,270 |
| 2003 | 1,012 |
| 2004 | 445 |
| 2005 | 90 |
| 2006 | 93 |
| Thereafter | — |
| | $2,910 |

The short-term portion of these obligations is included in "Other current liabilities".

**Note 4. Payable to MCLD and affiliates**

McLeod has no operating debt other than the debt described in Note 3. McLeod finances its operations through borrowings from MCLD. At 31 December 2000 and 2001, the net amount due to MCLD was $507,621 and $561,126 respectively. While the obligation does not have a stated interest rate and has no stated due date, MCLD had a practice of allocating its financing costs to its subsidiaries on the percentage of revenue basis. The average balance due to MCLD was $471,246 and $534,374 during 2000 and 2001, respectively.

**Note 5. Employee benefit plans**

McLeod's eligible employees can elect to participate in the MCLD 401(k) plan. MCLD contributes its common stock as a matching contribution to the 401(k) plan. McLeod recorded an expense for the matching contribution of approximately $665 and $890 for the years ended 31 December 2000 and 2001, respectively.

MCLD has a nonqualified deferred compensation plan, which allows selected employees to defer a portion of any compensation received. Those deferred amounts are invested in various funds to provide assets and accumulated earnings to offset the deferred compensation amounts due to the participating employees. McLeod has certain employees who participate in this plan. The deferred compensation liabilities are recorded on the financial statements of MCLD. The related compensation expense is reflected in the accompanying statement of operations.

MCLD has an "Employee Stock Purchase Plan" in which McLeod employees are eligible to participate. Under the plan, employees may purchase up to an aggregate of 6,000,000 shares of Class A common stock through payroll deductions. Employees of MCLD who have been employed more than 90 days and who are

(US dollars in thousands)

regularly scheduled to work more than 20 hours per week are eligible to participate in the plan, provided that they own less than 5% of the total combined voting power of all classes of stock of MCLD. The purchase price for each share will be determined by the Compensation Committee, but may not be less than 85% of the closing price of the Class A common stock on the first or last trading day of the applicable purchase period, whichever is lower. No employee may purchase in any calendar year Class A common stock having an aggregate fair value in excess of $25 as determined by the closing price of the Class A common stock on the first trading day of the relevant purchase period or periods. Upon termination of employment, an employee other than a participating employee who is subject to Section 16(b) under the Securities Exchange Act of 1934, as amended, will be refunded all monies in his or her account and the employee's option to purchase shares will terminate. The plan will terminate in March 2006, unless terminated earlier by the Board of Directors. MCLD implemented this plan effective 1 February 1997.

## Note 6. Income taxes

Income tax expense in the accompanying statements of operations represents primarily Michigan Single Business Tax. For federal income tax purposes, McLeod is included in the return of MCLD. The following tables are prepared as if McLeod filed income taxes on a stand-alone basis.

Net deferred taxes consist of the following components at 31 December 2000 and 2001:

| | 2000 | 2001 |
|---|---|---|
| **Deferred tax assets:** | | |
| Net operating loss carryforwards | $ 20,057 | $ 25,682 |
| Accruals and reserves not currently deductible | 13,108 | 14,232 |
| Supplemental retirement pension | 436 | — |
| Intangibles and other assets | 6,431 | 16,300 |
| Other | 48 | 425 |
| | 40,080 | 56,639 |
| Less: Valuation allowance | (34,387) | (52,439) |
| Total deferred tax assets | $ 5,693 | $ 4,200 |
| **Deferred tax liabilities:** | | |
| Property and equipment | $ 265 | $ (674) |
| Differences in revenue recognition | 3,868 | 2,699 |
| Difference in expense recognition | 1,560 | 2,175 |
| Total deferred tax liabilities | $ 5,693 | $ 4,200 |
| Net deferred taxes | $ — | $ — |

A valuation allowance has been recognised to offset the related net deferred tax assets due to the uncertainty of realising the benefit of the loss carryforwards. McLeod has available net operating loss carryforwards totalling approximately $59,288, which expire in various amounts in the years 2016 to 2020.

Reconciliation of the differences between income taxes computed at the federal statutory rate to the effective rate is as follows:

| | 2000 | 2001 |
|---|---|---|
| Federal statutory tax rate | (35)% | (35)% |
| Management fee and intercompany interest | 387 | 107 |
| Change in valuation allowance | (346) | (80) |
| Other | (6) | 8 |
| Effective tax rate | —% | —% |

(US dollars in thousands)

**Note 7. Related party transactions**

McLeod has various transactions with MCLD and its other subsidiaries. All such transactions are recorded at cost and are reflected in appropriate income statement classifications in the accompanying statement of operations for the years ended 31 December 31 2000 and 2001:

| | 2000 | 2001 |
|---|---|---|
| MCLD purchases advertising from McLeod | $ (296) | $ (267) |
| McLeod purchases telecommunication services from MCLD | 987 | 1,075 |
| McLeod's commission to MCLD incumbent local exchange carrier subsidiaries on certain directories | 1,925 | 1,588 |
| McLeod's allocated share of MCLD employees' health and welfare plan | 5,797 | 6,480 |
| McLeod's allocated share of MCLD business insurance | 665 | 706 |
| McLeod's allocated share of MCLD workers' compensation | 277 | 333 |
| Management fee for certain services performed by MCLD | 5,954 | 7,035 |
| Allocation of MCLD finance costs | $25,783 | $36,202 |

MCLD charges a management fee to each of its subsidiaries. This management fee allocates a portion of certain corporate salaries and administrative costs to the subsidiaries based upon their percentage of revenues in the consolidated company. McLeod has accounted for these management fees by recording as a component of operating expenses those costs which represent services provided to McLeod by MCLD. These services consisted primarily of human resources, payroll and other services. The other component of this management fee represents an allocation of MCLD's financing costs to its subsidiaries computed on the percentage of revenue basis.

**Note 8. Commitments and contingencies**

McLeod leases office facilities in several cities under operating leases with terms greater than six months. The remaining terms on these leases range from approximately six months to five years. Annual minimum lease payments due as of 31 December 2001, under these leases were approximately:

| | |
|---|---|
| 2002 | $3,041 |
| 2003 | 2,601 |
| 2004 | 1,917 |
| 2005 | 1,176 |
| 2006 | 136 |
| Thereafter | — |
| | $8,871 |

McLeod also leases office facilities in several cities under operating leases on a temporary basis ranging from two months to six months.

The total rental expense included in the consolidated statements of operations for the years ended 31 December 2001 and 2000, was approximately $6,371 and $5,571, respectively.

McLeod was a guarantor for MCLD's credit facility until April 2002.

**Note 9. Litigation**

From time to time, McLeod is involved in legal proceedings, claims and litigation arising in the ordinary course of business. Management believes, however, that the ultimate outcome of all pending litigation will not have a material adverse effect on McLeod's financial position, results from operations or liquidity.

(US dollars in thousands)

**Note 10. Consolidated Communications Directories, Inc. ("CCD")**

McLeod produces directories for other telephone companies (beside MCLD) through its CCD subsidiary. In the fourth quarter of fiscal 2000, McLeod made the decision to discontinue this line of business by letting the current contracts expire and not bid on other contracts. In conjunction with this decision, McLeod recorded $1,047 in severance and related employee costs. These costs are recorded as selling, general, and administrative expenses in the accompanying statement of operations.

It is anticipated that this line of business will phase out over the next two to three years. Approximate revenue and net income attributed to CCD reflected in the accompanying statements of operations are as follows:

| Year ended 31 December | Revenue | Net income |
|---|---|---|
| 2001 | $21,165 | $6,787 |
| 2000 | 25,950 | 2,253 |

**Note 11. Subsequent events**

In January 2002, McLeod settled a lawsuit with Review Directories Inc. involving claims of trademark infringement and unfair competition. McLeod incurred expenses of $450 in connection with the settlement of this litigation.

In January 2002, MCLD signed lock-up agreements with the ad hoc committee of holders of MCLD senior notes ("bondholder") to support a recapitalisation of MCLD. In order to complete this recapitalisation as expeditiously as possible, with the support of its Board of Directors, Secured Lenders, Forstmann Little, the bondholders' ad hoc committee and certain of its preferred stockholders, MCLD filed a prenegotiated plan of reorganisation through a chapter 11 bankruptcy petition filed in the United States Bankruptcy Court for the District of Delaware. The chapter 11 case included only the parent company, MCLD. None of the operating subsidiaries, which include McLeod, were part of the bankruptcy proceeding. On 5 April 2002, the bankruptcy court approved MCLD's plan of reorganisation, and on 16 April 2002, MCLD emerged from the bankruptcy proceeding.

In April 2002 McLeod was sold to Yell Group for $600,000. As part of the sale agreement, McLeod transferred assets in the amount of $1,600 (net of accumulated depreciation) to MCLD related to its CCD operations. These assets, primarily consisting of operating facilities, were subsequently sold to a third party and are being leased by McLeod.

Prior to the sale, MCLD contributed as capital amounts due from McLeod totalling approximately $557,000. In addition, McLeod was released as guarantor of MCLD's credit facility and net operating loss carryforwards disclosed in Note 6 were not transferred to McLeod.

MCLEODUSA MEDIA GROUP, INC. AND SUBSIDIARIES

## UNAUDITED SUMMARY OF DIFFERENCES BETWEEN US GAAP AND UK GAAP FOR THE TWO YEARS ENDED AND AT 31 DECEMBER 2001 and 2000

McLeod's financial statements have been prepared in accordance with US GAAP and McLeod's accounting policies, which differ in certain material respects from UK GAAP and Yell's accounting policies.

**Reconciliation of consolidated profit and loss account and balance sheet for the year ended and at 31 December 2001**

The reclassifications made to the US GAAP statement of operations and balance sheet presentation to comply with the UK GAAP presentation are incorporated into the US GAAP column below and explained in the notes.

The main adjustments arising between the accounting policies adopted by McLeod under US GAAP and those adopted by Yell under UK GAAP are set out in the UK GAAP Adjustments column below and are explained in the notes.

The amounts in the tables below are shown in dollars, except for a convenience translation column in pounds sterling at an exchange rate of US $1.42 : £1.00.

**Profit and loss account for the year ended 31 December 2001**

| | Notes | US GAAP | Notes | UK GAAP Adjustments | UK GAAP | *UK GAAP* |
|---|---|---|---|---|---|---|
| | | $'000 | | $'000 | $'000 | *£'000* |
| **Turnover** | | 298,411 | | — | 298,411 | *210,149* |
| Cost of sales | | (107,113) | 2(a) | (80,488) | (187,601) | *(132,113)* |
| Gross profit | | 191,298 | | (80,488) | 110,810 | *78,036* |
| Distribution costs | | — | 2(a) | (13,354) | (13,354) | *(9,404)* |
| Administrative expenses, excluding management fee | 1(a) | (172,320) | 2(a),(b),(d) | 95,983 | (76,337) | *(53,759)* |
| Management fees, MCLD | | (7,035) | 2(c) | (36,202) | (43,237) | *(30,449)* |
| Total administrative expenses | | (179,355) | | 59,781 | (119,574) | *(84,208)* |
| **Operating profit (loss)** | | 11,943 | | (34,061) | (22,118) | *(15,576)* |
| Net interest (payable) receivable and similar charges | 1(b) | (36,148) | 2(c) | 36,202 | 54 | *38* |
| **Loss on ordinary activities before taxation** | | (24,205) | | 2,141 | (22,064) | *(15,538)* |
| Tax on profit (loss) on ordinary activities | | (192) | | — | (192) | *(135)* |
| **Loss for the financial year** | | (24,397) | | 2,141 | (22,256) | *(15,673)* |

McLeod's results all arose from continuing operations.

MCLEODUSA MEDIA GROUP, INC. AND SUBSIDIARIES

## UNAUDITED SUMMARY OF DIFFERENCES BETWEEN US GAAP AND UK GAAP FOR THE TWO YEARS ENDED AND AT 31 DECEMBER 2001 and 2000

### Balance sheet at 31 December 2001

| | Notes | US GAAP | Notes | UK GAAP Adjustments | UK GAAP | *UK GAAP* |
|---|---|---|---|---|---|---|
| | | $'000 | | $'000 | $'000 | *£'000* |
| **Fixed assets** | | | | | | |
| Intangible assets | | $ 316,109 | 2(d) | (2,964) | 313,145 | *220,525* |
| Tangible assets | | 36,279 | | — | 36,279 | *25,548* |
| **Total fixed assets** | | 352,388 | | (2,964) | 349,424 | *246,073* |
| **Current assets** | | | | | | |
| Stock | 1(c) | 36,803 | 2(b) | 17,182 | 53,985 | *38,018* |
| Debtors | 1(d) | 88,351 | | — | 88,351 | *62,219* |
| Cash at bank and in hand | | 3,589 | | — | 3,589 | *2,528* |
| **Total current assets** | | 128,743 | | 17,182 | 145,925 | *102,765* |
| **Creditors: amounts falling due within one year** | 1(e) | (43,174) | | — | (43,174) | *(30,405)* |
| **Net current assets** | | 85,569 | | 17,182 | 102,751 | *72,360* |
| **Total assets less current liabilities** | | 437,957 | | 14,218 | 452,175 | *318,433* |
| **Creditors: amounts falling due after more than one year** | | | | | | |
| Payable to MCLD and its affiliates, net | | (561,126) | | — | (561,126) | *(395,159)* |
| Other creditors | | (1,641) | | — | (1,641) | *(1,156)* |
| **Total creditors: amounts falling due after more than one year** | | (562,767) | | — | (562,767) | *(396,315)* |
| **Net assets (liabilities)** | | (124,810) | | 14,218 | (110,592) | *(77,882)* |
| **Capital and reserves** | | | | | | |
| Called up share capital | | 1 | | — | 1 | *1* |
| Retained deficit | | (124,811) | 2(b),(d) | 14,218 | (110,593) | *(77,883)* |
| **Equity shareholder's deficit** | | (124,810) | | 14,218 | (110,592) | *(77,882)* |

## MCLEODUSA MEDIA GROUP, INC. AND SUBSIDIARIES

## NOTES TO THE UNAUDITED SUMMARY OF DIFFERENCES BETWEEN US GAAP AND UK GAAP FOR THE TWO YEARS ENDED AND AT 31 DECEMBER 2001 and 2000

**Note 1. Reclassifications**

Reclassifications have been made to the McLeod historical financial information shown earlier in this part of the document, presented under US GAAP, to conform to Yell's presentation under UK GAAP. None of these reclassification adjustments have an impact on the profit for the financial year or net assets.

The main reclassifications from the US GAAP statement of operations and balance sheet captions to the UK GAAP profit and loss account and balance sheet captions are described below. In each case the caption from the US GAAP statement of operations/balance sheet is quoted first:

***Profit and loss account***

(a) Selling, general and administrative expenses and depreciation and amortisation are disclosed as administrative expenses. Management fees payable to MCLD are also classified as administrative expenses.

(b) Net interest payable and similar charges includes interest payable to MCLD and other interest (expense) income, net.

***Balance sheet***

(c) Deferred expenses are disclosed as Stock.

(d) Accounts receivable, prepaid expenses and other current assets are disclosed as Debtors.

(e) Accounts payable, accrued liabilities, customer deposits, the current portion of finance lease obligations and other liabilities are disclosed as Creditors: amounts falling due within one year.

**Note 2. Adjustments**

UK GAAP accounting policies adopted by Yell differ in certain respects from the US GAAP accounting policies adopted by McLeod. The differences, which are material to reconciling the historical, consolidated financial statements of McLeod to conform to Yell's accounting policies under UK GAAP, are detailed below:

(a) McLeod includes direct production and distribution costs within cost of sales but excludes direct selling costs and doubtful debts. Yell includes direct production, selling costs and doubtful debts within cost of sales but excludes distribution costs. McLeod's direct selling costs of approximately $78 million and doubtful debts of approximately $16 million are reclassified to be included in cost of sales, and distribution costs of approximately $13 million are removed from cost of sales and presented separately, to conform to Yell's accounting policies under UK GAAP. The effect of this adjustment is to increase cost of sales by $80,488,000 and distribution costs by $13,354,000 and decrease administrative expenses by $93,842,000.

(b) In accordance with SAB 101, McLeod defers only direct and incremental production and selling costs (consisting of pre-press, paper, printing, binding and sales commissions) incurred in producing a directory, until the directory is published. However Yell defers all direct costs related to the publishing of a directory. Selling costs incurred by McLeod that were charged to expense in the period but relate to directories that have not been published as at 31 December 2001 are being capitalised as deferred expenses, to conform to Yell's accounting policy under UK GAAP. The effect of this adjustment is to increase stocks by $17,182,000 and decrease administrative expenses by $1,913,000.

(c) McLeod includes management fees charged by MCLD that do not directly benefit the company within interest payable as an allocation of MCLD financing costs computed on a percentage of revenue basis. Under UK GAAP these management fees are included in administrative expenses because they were invoiced by MCLD as management fees. The effect of this adjustment is to increase management fees to MCLD and reduce interest payable by $36,202,000.

(d) During 1999, McLeod established restructuring provisions under US GAAP as an increase to goodwill under US Emerging Issues Task Force 95-3, "Recognition of Liabilities in Purchase Accounting". Under UK GAAP, these costs cannot be taken to goodwill but instead must be treated as a post-acquisition cost and charged to the profit and loss account in the period incurred. Restructuring provisions established as an increase in goodwill are charged to the profit and loss account and amortisation expense on the related goodwill is reversed to conform with UK GAAP. The effect of this adjustment is to reduce intangible assets by $2,964,000 and decrease administrative expenses by $228,000.

**Reconciliation of consolidated loss attributable to shareholders and shareholder's funds for the year ended and at 31 December 2000.**

The following is a summary of the material adjustments to net loss (loss for the financial year) and Stockholder's equity (Equity shareholder's funds) which would have been required to adjust for significant differences between McLeod's accounting policies under US GAAP and Yell's accounting policies under UK GAAP.

**Consolidated loss for the financial year**

| | Notes | Year ended 31 December 2000 |
|---|---|---|
| | | $'000 |
| **Net loss under US GAAP** | | (23,454) |
| Acquisition adjustments | (a) | 228 |
| Stock adjustments | (b) | 3,029 |
| **Loss for the financial year in accordance with UK GAAP and Yell's accounting policies** | | (20,197) |

None of the adjustments above impact the tax charge for either year, which is the same under both US and UK GAAP. Therefore the adjusted UK GAAP loss before tax would be $(20,197,000), on the basis of the same adjustments as applied to the net loss above.

**Consolidated shareholder's funds**

| | Notes | At 31 December 2000 |
|---|---|---|
| | | $'000 |
| **Stockholder's equity under US GAAP** | | (100,413) |
| Acquisition adjustments | (a) | (3,192) |
| Stock adjustments | (b) | 6,355 |
| Pre-1999 stock adjustments | (b) | 8,914 |
| **Equity shareholder's funds in accordance with UK GAAP and Yell's accounting policies** | | (88,336) |

The differences in accounting treatment as a result of differences between McLeod's accounting policies under US GAAP and Yell's accounting policies under UK GAAP are noted below.

*(a)* Acquisition adjustments relate to restructuring provisions established by McLeod in 1999 under US GAAP, as an increase to goodwill under Emerging Issues Task Force 95-3, "Recognition of Liabilities in Purchase Accounting". Under UK GAAP, these costs cannot be taken to goodwill but instead must be treated as a post-acquisition cost and charged to the profit and loss account in the period incurred. Restructuring provisions established as an increase to goodwill in 1999 are charged to the profit and loss account and amortisation expense taken in subsequent periods is reversed, to conform to UK GAAP.

*(b)* In accordance with SAB 101, McLeod defers only direct and incremental production and selling costs, primarily sales commissions, until the directory is published. However Yell defers all direct costs related to the publishing of a directory. Selling costs incurred by McLeod that were charged to expense in the period but related to directories that were not published at year end are being capitalised as deferred expenses, to conform to Yell's accounting policy under UK GAAP. McLeod has not historically acquired directories in process, rather it generally acquires the right to publish directories beginning with the publishing cycle commencing after the acquisition date.

(This page intentionally left blank)

The following is the text of a report on the unaudited reconciliation to UK GAAP for McLeod from PricewaterhouseCoopers LLP.



**PricewaterhouseCoopers LLP**
1 Embankment Place
London WC2N 6RH

The Directors
Yell Group plc
Queens Walk
Reading
Berkshire RG1 7PT

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

10 July 2003

Dear Sirs

**McLeodUSA Media Group, Inc. ("McLeod")**

We report on the unaudited restatements, under United Kingdom Generally Accepted Accounting Principles ("UK GAAP") as applied in the financial statements of Yell Group plc ("the UK GAAP restatements"), of the profit and loss account of McLeod for the year ended 31 December 2001 and of its balance sheet at 31 December 2001 and of the consolidated net loss attributable to shareholders of McLeod for the year ended 31 December 2000 and McLeod's consolidated Shareholders' equity as at 31 December 2000 prepared under United States of America Generally Accepted Accounting Principles ("US GAAP") as applied in the financial statements of McLeod. The UK GAAP restatements are set out in Part VII of the listing particulars dated 10 July 2003 ("the Listing Particulars") issued by Yell Group plc ("Yell").

**Responsibility**

It is the responsibility of the Directors of Yell to prepare the UK GAAP restatements in accordance with paragraph 12.11 of the Listing Rules of the UK Listing Authority ("the Listing Rules"). The Yell Directors are responsible for the Listing Particulars in which the UK GAAP restatements and this report appear. It is our responsibility to form an opinion, as required by the Listing Rules, on the UK GAAP restatements and to report our opinion to you.

The UK GAAP restatements incorporate significant adjustments to the historical consolidated financial statements of McLeod. The historical consolidated financial statements of McLeod for the two years ended 31 December 2001 are the responsibility of McLeod, and were prepared under US GAAP. PricewaterhouseCoopers LLP, Chicago, US gave unqualified reports thereon.

We understand that PricewaterhouseCoopers LLP, Chicago, US do not accept any responsibility for any reports previously given by them on the consolidated financial statements of McLeod for two years ended 31 December 2001 used in the compilation of the UK GAAP reconciliations beyond that owed to those to whom the reports were addressed by them at the date of their issue.

**Basis of opinion**

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of any historical underlying financial information, consisted primarily of making enquiries of management of McLeod to establish the accounting policies that were applied in the preparation of the historical underlying financial information.

We have considered the evidence supporting the UK GAAP restatements and discussed the UK GAAP restatements with McLeod and with the Directors of Yell.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

**Opinion**

In our opinion the adjustments made are those appropriate for the purpose of presenting the consolidated profit and loss account of McLeod for the year ended 31 December 2001, McLeod's balance sheet at 31 December 2001, the consolidated loss attributable to shareholders of McLeod for the year ended 31 December 2000 and McLeod's audited consolidated shareholders' funds as at 31 December 2000 on a basis consistent in all material respects with UK GAAP and the accounting policies of Yell, and the UK GAAP restatements have been properly compiled on the basis stated.

Yours faithfully

PricewaterhouseCoopers LLP
*Chartered Accountants*

# PART VIII

## UNAUDITED PRO FORMA BALANCE SHEET

### Introduction

The following unaudited pro forma balance sheet as at 31 March 2003 comprises the historical consolidated balance sheet of the Yell Group at 31 March 2003 and the adjustments described below. The historical consolidated balance sheet is extracted without material adjustment from Part VI "Accountants' Report".

The unaudited pro forma balance sheet has been prepared to show the effect on the balance sheet of the Yell Group as if the Global Offer had occurred on 31 March 2003. No account has been taken of trading results, interest charges or other transactions since 31 March 2003 for the Yell Group.

The unaudited pro forma balance sheet has been prepared for illustrative purposes only and, because of its nature, it may not give a true picture of:

- the financial position of the Yell Group had the Global Offer occurred on the date assumed, or
- the financial position of the Yell Group at any future date.

The unaudited pro forma balance sheet should be read in conjunction with Part V "Financial Information" and the Accountants' Report on the Yell Group set out in Part VI.

### Unaudited pro forma balance sheet at 31 March 2003

| | Yell Group Actual | Adjustments (note 1) | Pro forma |
|---|---|---|---|
| | £m | £m | £m |
| **Fixed assets** | | | |
| Intangible assets | 1,824.1 | — | 1,824.1 |
| Tangible assets | 47.1 | — | 47.1 |
| Investment | 1.9 | — | 1.9 |
| **Total fixed assets** | 1,873.1 | — | 1,873.1 |
| **Current assets** | | | |
| Stocks | 145.8 | — | 145.8 |
| Debtors | 461.4 | — | 461.4 |
| Cash at bank and in hand | 30.1 | — (a)-(d) | 30.1 |
| **Total current assets** | 637.3 | — | 637.3 |
| **Creditors: amounts falling due within one year** | | | |
| Loans and other borrowings | (112.8) | 54.1 (a)-(d) | (58.7) |
| Other creditors | (235.9) | — | (235.9) |
| **Total creditors: amounts falling due within one year** | (348.7) | 54.1 | (294.6) |
| **Net current assets** | 288.6 | 54.1 | 342.7 |
| **Total assets less current liabilities** | 2,161.7 | 54.1 | 2,215.8 |
| **Creditors: amounts falling due after more than one year** | | | |
| Loans and other borrowings | (2,286.0) | 973.6 (a)-(d) | (1,312.4) |
| Other creditors | — | — | — |
| **Total creditors: amounts falling due after more than one year** | (2,286.0) | 973.6 | (1,312.4) |
| **Net assets (liabilities)** | (124.3) | 1,027.7 | 903.4 |
| **Capital and reserves** | | | |
| Called up share capital | 0.1 | 6.8 | 6.9 |
| Share premium account | 1.0 | 1,149.7 | 1,150.7 |
| Other reserves | 0.1 | — | 0.1 |
| Profit and loss account deficit | (125.5) | (128.8) | (254.3) |
| **Equity shareholders' (deficit) funds** | (124.3) | 1,027.7 | 903.4 |

## Note to the pro forma balance sheet

1. Pro forma adjustments comprise:

| | Net Global Offer proceeds | Debt repayment | Conversion of DDB and other capital adjustments | Non-recurring IPO-related costs | Total |
|---|---|---|---|---|---|
| | (note a) £m | (note b) £m | (note c) £m | (note d) £m | £m |
| **Current assets** | | | | | |
| Stocks | — | — | — | — | — |
| Debtors | — | — | — | — | — |
| Cash at bank and in hand | 403.0 | (335.6) | — | (67.4) | — |
| **Total current assets** | 403.0 | (335.6) | — | (67.4) | — |
| **Creditors: amounts falling due within one year** | | | | | |
| Loans and other borrowings | — | 54.1 | — | — | 54.1 |
| Other creditors | — | — | — | — | — |
| **Total creditors: amounts falling due within one year** | — | 54.1 | — | — | 54.1 |
| **Net current assets (liabilities)** | 403.0 | (281.5) | — | (67.4) | 54.1 |
| **Total assets less current liabilities** | 403.0 | (281.5) | — | (67.4) | 54.1 |
| **Creditors: amounts falling due after more than one year** | | | | | |
| Loans and other borrowings | — | 281.5 | 717.2 | (25.1) | 973.6 |
| Other creditors | — | — | — | — | — |
| **Total creditors: amounts falling due after more than one year** | — | 281.5 | 717.2 | (25.1) | 973.6 |
| **Net assets** | 403.0 | — | 717.2 | (92.5) | 1,027.7 |
| **Capital and reserves** | | | | | |
| Called up share capital | 1.5 | — | 5.2 | 0.1 | 6.8 |
| Share premium account | 401.5 | — | 714.6 | 33.6 | 1,149.7 |
| Other reserves | — | — | — | — | — |
| Profit and loss account (deficit) | — | — | (2.6) | (126.2) | (128.8) |
| **Total equity shareholders' funds** | 403.0 | — | 717.2 | (92.5) | 1,027.7 |

Notes:

(a) The net offer proceeds receivable by the Company are calculated based on the expected primary offer proceeds of £432.5 million less the estimated costs of £29.5 million, being underwriting commission and professional fees incurred in respect of the offer which are assumed to be charged to the share premium account.

(b) The pro forma adjustments in respect of repayment of loans and other borrowings represent:

| | £m |
|---|---|
| Creditors: amounts falling due within one year | |
| — repayment of portion of the £250 million senior credit facility falling due within one year | 54.1 |
| | 54.1 |
| Creditors: amounts falling due after one year | |
| — repayment of 35% of the Notes | 173.2 |
| — repayment of vendor loan plus the accrued interest | 108.3 |
| | 281.5 |

The pro forma adjustment in respect of cash represents cash applied to repay the above loans and other borrowings. The repayments are financed by £ 403.0 million net cash raised in the Global Offer.

(c) The pro forma adjustment in respect of Shareholders' deep discount bonds represents conversion of these bonds to equity upon flotation. The amount converted includes deep discount bonds issued on the acquisition from BT and additional bonds issued on the acquisition of McLeod. The other capital adjustments, which are conditional on Admission, include: 3.4 million shares issued by the Company in respect of employee share option plans; an increase in the nominal value of 90.3 million 'B' shares from £ 0.0001 per share to £ 0.01 per share and bonus issues of 258.8 million shares out of distributable reserves of the Company.

## Note to the pro forma balance sheet (continued)

(d) Represents the adjustment on the pro forma balance sheet in respect of the non-recurring charges associated with the Global Offer:

| | £m |
|---|---|
| **Cash items** | |
| Payment to affiliates of existing shareholders [1] | (28.0) |
| Bank refinancing and hedging costs [2][7] | (13.6) |
| The Notes redemption premium [3] | (19.8) |
| National Insurance on share ownership plans [4] | (2.8) |
| McLeod management incentive scheme [5] | (3.2) |
| | (67.4) |
| **Non-cash items** | |
| Write-off of deferred finance costs[6] | (37.8) |
| Deferral of new finance costs by offset against loans[7] | 12.7 |
| | (25.1) |
| | (92.5) |
| Share ownership plans[4][9] | (8.0) |
| Phantom DDB Plan [8][9] | (33.7) |
| | (41.7) |
| **Total** | (134.2) |

(1) Represents the payment of £14.0 million each (including VAT) in transaction fees to affiliates of Apax Partners Managing Entities and Hicks, Muse, Tate & Furst Incorporated in satisfaction of an obligation under the existing shareholders agreement which will terminate on Admission.

(2) Relates to £12.7 million fees payable for the refinancing of the Company's bank facilities and £0.9 million fees payable to unwind the interest rate hedges associated with existing loans and other borrowings which are assumed to be repaid immediately after the flotation.

(3) Represents the premium payable on the redemption of 35% of each of the three tranches of the Notes immediately after the Global Offer.

(4) Represents charges arising on options granted to the Company's employees which vest on the Global Offer. As the Schemes are unapproved option schemes, the Company is subject to employer's National Insurance on the gains realised by UK employees on the exercise of these options (£2.8 million). In addition, a non-cash charge is calculated as the difference between an estimated market value of the ordinary shares on the date of grant and the exercise price of the options (£8.0 million).

(5) Relates to McLeod's management incentive plan. A $5.0 million (£3.2 million) payment will be made on the Global Offer.

(6) Represents the write-off of the finance costs incurred relating to the existing loans and other borrowings which are assumed to be repaid immediately after Admission from new senior credit facilities and from a portion of the net proceeds from the Global Offer.

(7) The finance costs of the New Bank Facility will be deferred by offsetting against the loans to which they relate and will be amortised over the term of the loans.

(8) Represents a charge relating to the Phantom DDB Plan for US management employed by Yellow Book, which vests on the Global Offer.

(9) The profit and loss account charges in respect of the share ownership plan and the Phantom DDB Plan result in a corresponding credit to shareholders' funds such that there is no net adjustment to net assets.

The above pro forma adjustments as set out in notes (a) to (d) above do not take into account foreign exchange movements or interest accrued subsequent to 31 March 2003, the date of the pro forma balance sheet.

Pro forma total debt and pro forma net debt amounts at 31 March 2003 after the adjustments referred to in notes (b), (c) and (d) above, before the allocation of deferred finance costs, are calculated as set out below:

| | £m | £m |
|---|---|---|
| Pro forma loans and other borrowings: | | |
| — falling due within one year | | 58.7 |
| — falling due after more than one year | | 1,312.4 |
| | | 1,371.1 |
| Add back deferred finance costs: | | |
| — total actual amount at 31 March 2003 | 48.1 | |
| — deferred finance costs written off | (37.8) | |
| | 10.3 | |
| — deferral of new finance costs | 12.7 | |
| | | 23.0 |
| Pro forma total debt before allocation of deferred finance costs | | 1,394.1 |
| Less: Pro forma cash at 31 March 2003 | | (30.1) |
| Pro forma net debt before allocation of deferred finance costs | | 1,364.0 |

The pro forma total debt as at 31 March 2003 before allocation of deferred finance costs includes £1,072.4 million of secured debt under new senior credit facilities and £321.7 million of remaining Notes. The actual deferred finance costs at 31 March 2003 of £48.1 million is sourced from note 12 to the "Accountants' Report" in Part VI.

(This page intentionally left blank)

## REPORT ON UNAUDITED PRO FORMA BALANCE SHEET FROM PRICEWATERHOUSECOOPERS LLP

The following is the text of a report on the unaudited pro forma balance sheet from PricewaterhouseCoopers LLP.


PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
1 Embankment Place
London WC2N 6RH

The Directors
Yell Group plc
Queens Walk
Reading
Berkshire RG1 7PT

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

10 July 2003

Dear Sirs

**Yell Group plc (the "Company") and subsidiaries (the "Group")**

We report on the unaudited pro forma balance sheet set out in Part VIII of the Company's listing particulars dated 10 July 2003. The unaudited pro forma balance sheet has been prepared, for illustrative purposes only, to provide information about how the proposed Global Offer might have affected the consolidated balance sheet of the Group as at 31 March 2003 if the Global Offer had taken place on that date.

**Responsibilities**

It is the responsibility solely of the Directors of the Company to prepare the pro forma balance sheet in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma balance sheet and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma balance sheet beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

**Basis of opinion**

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted balance sheet with the source documents, considering the evidence supporting the adjustments and discussing the pro forma balance sheet with the Directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

**Opinion**

In our opinion:

(a) the pro forma balance sheet has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the pro forma balance sheet as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers LLP
*Chartered Accountants*

## PART IX

## REGULATION

The Group is subject to the regulations that apply generally to businesses in the countries in which it operates. The Group conducts most of its business in the United Kingdom and in the United States.

The following summary relates to those regulations in force that are material in the context of the Group's principal business activities.

### Competition Laws

*UK Competition Laws*

In the United Kingdom, the Secretary of State for Trade and Industry and the Director General of Fair Trading had power under the Fair Trading Act 1973 to investigate monopoly situations, which could occur when a company supplied or purchased 25% or more of all the goods or services of a particular description in the United Kingdom or a defined part of it, or when a group of companies, which together supplied or purchased 25% or more of all the goods or services of a particular description in the United Kingdom or a defined part of it, behaved in ways that adversely affected competition. If the UK Secretary of State for Trade and Industry or the Director General of Fair Trading considered that a monopoly situation may exist, he had the power to decide to refer the matter to the UK Competition Commission (formerly known as the Monopolies and Mergers Commission).

Since 20 June 2003, the provisions of the Fair Trading Act 1973 described above have been repealed and replaced with new provisions under the Enterprise Act 2002. These provisions, in general, remove or reduce the role of the Secretary of State from competition matters and replace the Director General of Fair Trading's functions with those of the Office of Fair Trading. By virtue of the Enterprise Act, the Office of Fair Trading has become a corporate body and the Director General is now the chairman of the board of directors. From 20 June 2003, the Office of Fair Trading has power under the Enterprise Act to make a reference to the Competition Commission of any feature or features of a market in the United Kingdom that prevents, restricts or distorts competition in connection with the supply or acquisition of goods or services in the United Kingdom or a part thereof ("market references"). The Secretary of State also has the power to make references where she is not satisfied with a decision of the Office of Fair Trading not to make a market reference or she has brought to its attention information that she considers to be relevant but is not satisfied that the Office of Fair Trading will decide whether to make a reference within a period of time she considers to be reasonable.

In 1995, the UK Director General of Fair Trading asked the Monopolies and Mergers Commission under the Fair Trading Act to investigate and report on classified directory advertising services relating to directories that are distributed directly to consumers, predominantly free of charge in the United Kingdom. The publication of advertisements in voice-assisted services, such as Talking Pages, and online services, such as Yell.com, were excluded from the terms of reference of this investigation. The Monopolies and Mergers Commission concluded that BT's Yellow Pages division enjoyed a dominant situation in relation to the supply of printed consumer classified directory services in the United Kingdom. The Monopolies and Mergers Commission found that this dominant situation operated against the public interest in some respects, for example, in that the prices charged by BT's Yellow Pages division were higher than would have been the case in a competitive environment. Following the publication of the Monopolies and Mergers Commission Report in March 1996, BT gave undertakings to the Secretary of State for Trade and Industry in respect of its printed consumer classified directories, Yellow Pages. The Secretary of State requested that the Director General of Fair Trading report in three years time, or earlier if necessary, on the effectiveness of the undertakings.

The undertakings imposed a price cap on advertising rates, under which the prices which could be charged for advertising in our UK printed consumer classified directories could not increase by more than the annual change in the official UK Retail Prices Index ("RPI"), minus a percentage determined by the Secretary of State for Trade and Industry. For directories published in the period from September 1996 until the end of December 2001, the maximum price increase in each annual edition of a Yellow Pages directory was fixed at RPI minus 2%.

In 2000, the Director General of Fair Trading announced he was conducting a review of the undertakings, with a view to making a recommendation to the Secretary of State for Trade and Industry as to whether the undertakings were still necessary, or whether they should be varied or superseded. Following this review, the Director General of

Fair Trading recommended to the Secretary of State for Trade and Industry that the Group be required to amend the rates for its UK printed consumer classified directories in order to bring the return on sales from that business towards that which could, in his view, be expected in a competitive market and that, in order to do so by 2005, the Group be required to cut those rates by 15% on 1 January 2002, and then by RPI minus 4% on 1 January 2003, 2004 and 2005. On 11 May 2001, the Office of Fair Trading announced that the Secretary of State for Trade and Industry had decided that the price cap should be RPI minus 6% every year for a period of four years for directories published from January 2002. This means, for example, that if inflation as measured by RPI is 2% at the time prices are set for given directories in each of the next four years, then advertisement prices would be reduced in absolute terms by 4% in each of the next four years and the prices in the fourth year would be approximately 15% lower than they are currently. The Group will only be able to increase prices in absolute terms if inflation exceeds 6% and the Group's prices relative to inflation will continue to decline so long as the undertakings remain in effect. It should also be noted that the four-year period is entirely at the discretion of the Office of Fair Trading, which has the power to advance or delay a review and is likely to decide any future price controls.

Yell Limited has signed a set of revised undertakings that it has given to the Secretary of State for Trade and Industry. The undertakings will continue to operate unchanged by the entry into force of the competition provisions of the Enterprise Act on 20 June 2003. In addition to the price cap, these revised undertakings (which affect only the Group's UK printed directories business) require the Group to observe certain other conditions:

- publication of a price list that covers all Yellow Pages directories and sets out the charges for advertisements, including any discounts;
- a prohibition on publishing more than one printed consumer classified directory in each distribution area except as allowed in certain limited areas;
- an obligation to prepare and make available financial statements in respect of the printed consumer classified directory business; and
- a requirement that, if the Group publishes new directories as a result of altering distribution areas, the Group must not, when calculating rates for the new directories, exceed prices determined with reference to a specified formula.

The revised undertakings, unlike those given in 1996, permit the Group, after two years, to publish local directories in areas where no other supplier operates and do not require the Group to obtain consent from the Director General of Fair Trading (whose functions since 20 June 2003 are carried out by the Office of Fair Trading) for withdrawal of discount schemes or changes in certain business practices, such as the introduction of new features.

The Secretary of State has the power to make an order that revised rules in the Enterprise Act dealing with the enforcement of undertakings may apply, in the future, to undertakings previously given under the Fair Trading Act 1973. No such order has yet been made. The revised enforcement rules provide that a person who has given an undertaking to the Secretary of State will owe a duty to any person who may be affected by a contravention of the undertaking and that any breach of an undertaking which causes such a person to suffer loss or damage is actionable in the courts.

The Group has a variety of measures in place to ensure compliance with the undertakings given to the Secretary of State and its other regulatory obligations. In particular, Yell regularly submits to the Office of Fair Trading a draft of the rate card for its Yellow Pages directories, to provide an opportunity for the Office of Fair Trading to verify before the rate card is released that Yell's proposed rates comply with its undertakings. Once Yell's rates have been set, Yell's systems ensure that advertisements can only be sold at those rates. Yell is also required each year to prepare accounts for its UK printed directories business and to submit those accounts to the Director General of Fair Trading. The Office of Fair Trading has never initiated any investigations (other than during its formal review of the undertakings in 2000-2001) concerning the Group's compliance with any aspects of Yell's undertakings. Compliance with Yell's regulatory obligations more generally is assisted by the work of the Group's regulatory compliance officer, who provides regular training to Yell's employees regarding the regulatory obligations, and by procedures designed to ensure that all the Group's business plans are developed taking into account the Group's regulatory obligations.

In addition, in the United Kingdom the Group is required to comply with the UK Competition Act 1998, the main provisions of which came into force in March 2000. The UK Competition Act 1998 prohibits anti-competitive agreements and concerted practices which may affect trade within the United Kingdom and have as their object or effect the prevention, restriction or distortion of competition within the United Kingdom or a substantial part of the United Kingdom. It also prohibits conduct that unilaterally, or jointly with others, amounts to the abuse of a dominant position in a market in the United Kingdom. Behaviour that the Office of Fair Trading Guidelines indicate might be abusive includes excessive prices, price and other discrimination, predation and the imposition of certain vertical restraints (such as exclusive purchasing or tie-in sales). Breaches of the UK Competition Act 1998 by a company could lead to fines of up to 10% of its UK revenues for the previous three years, could result in directions by the Director General of Fair Trading as to conduct (including the modification or termination of agreements), could result in claims for damages and additionally or alternatively could result in agreements found to be anti-competitive becoming void and unenforceable in whole or in part. Alongside these civil sanctions, the UK Enterprise Act 2002 introduced a criminal offence for participation in "hardcore" cartel activity. Directors found guilty of cartel participation can also be disqualified from acting as a director.

*EU Competition Laws*

Provisions similar to the provisions of the UK Competition Act 1998 apply under EU competition laws. Article 81 of the EU Treaty prohibits all agreements and concerted practices which have the object or effect of preventing, restricting or distorting competition within the common market and may affect trade between EU Member States. Article 82 of the EU Treaty prohibits the abuse of a dominant position by one or more businesses within the common market, or in a substantial part of it, insofar as the abuse may affect trade between EU Member States. Breaches of the EU competition rules could lead to fines of up to 10% of a company's worldwide turnover for the previous year, could result in claims for damages in national courts and additionally or alternatively could result in agreements found to be anti-competitive becoming void and unenforceable in whole or in part.

*US Competition Laws*

Whilst there are competition and antitrust laws in the United States that prohibit anti-competitive practices, no restrictions have been imposed on the Group's business in the United States, and the Company does not anticipate any such restrictions being imposed unless these laws change or the Group grows substantially.

In the United States, the activities of the Group are subject to various competition and antitrust laws, including the Sherman Act, the Clayton Act and the Federal Trade Commission Act, all of which generally prohibit parties from engaging in anti-competitive activities that restrain trade, substantially lessen competition or tend to create a monopoly. At present, no restrictions under any of these laws have been imposed on the Group's business activities in the United States. Future business activities of the Group, including future acquisitions, will be subject to these laws, the violation of which can result in government enforcement actions which may seek fines, injunctive relief and/or imprisonment of individuals, as well as civil lawsuits which may seek damages and/or injunctive relief.

**Data Protection**

The Group's ability to collect, use and process personal data of advertisers, users and employees is constrained by EU and UK legislation.

At the EU level, the Data Protection Directive (EC Directive 95/46/EC) and the Directive "Concerning the processing of personal data and the protection of privacy in the telecommunications sector" (97/66/EC) set out the underlying requirements for processing personal data within the European Union. In the United Kingdom, personal data are data relating to living individuals who can be identified from those data or from those data and other information available to the person processing the data. Persons whose personal data are processed in the European Union have several rights, including the right of access to their personal data, the right to recourse in the event of unlawful processing of personal data and the right to withhold permission for the use of their personal data for direct marketing.

In the United Kingdom, the Data Protection Act 1998, the main provisions of which came into force on 1 March 2000, affects the Group's activities. The Data Protection Act 1998 provides that personal data must be: (i) processed fairly and lawfully, usually with the consent of the data subject; (ii) obtained only for specified and lawful purposes; (iii) adequate, relevant and not excessive in relation to those purposes; (iv) accurate; (v) not kept longer than is necessary for those purposes; (vi) processed in accordance with the data subject's rights; (vii) protected against accidental loss or destruction by measures appropriate to the sensitivity of the data concerned and the harm that might result from that loss or destruction; and (viii) not transferred to countries without adequate protection.

The Data Protection Act 1998 impacts on the Group's activities to the extent that it deals with data relating to identifiable living individuals. Although the Group's activities relate primarily to printed directories of business information, rather than to individual or personal data, the Group also processes data concerning individuals, such as sole traders, partnerships, individual users and employees. The Group must also comply with requirements relating to a data subject's rights of access to personal information the Group holds and, if the requisite consent from the data subject has not been secured, the Group must take steps to prevent the use of such data for the purposes of direct marketing.

The Data Protection Act 1998 also requires that personal data must not be transferred to a country or territory outside the European Economic Area unless that country or territory ensures an "adequate level" of protection for the rights and freedoms of data subjects or an exemption applies. In this context, the European Commission has determined that an arrangement put in place by the US Department of Commerce, under which US companies can voluntarily adhere to a set of data protection principles recognised by the European Commission, provides adequate protection for personal data transferred from the European Union to such US companies.

The Group continues to monitor its data protection and will continue to evaluate potential improvements or changes to our practices and policies. To the extent we make or are required to make further changes to our compliance procedures, we may be required to incur additional costs, which may be significant.

If the Data Protection Act 1998 is breached, a violator may be subject to a regulatory enforcement action. Failure to comply with an enforcement order or to co-operate with the Data Protection Registrar in this regard is a criminal offence. A breach may also render the violator liable to pay compensation if an individual suffers damage or, in certain circumstances, distress.

In June 2002, the European Union adopted a new Directive on data protection regarding the processing of personal data and the protection of privacy in the electronic communications sector. The EU Member States will be required to incorporate this legislation into national law.

Under this new Directive, directory publishers will be obliged to obtain the consent of a subscriber to a publicly available electronic communications service in order to process "traffic" data relating to that subscriber's use of electronic communications and data relating to that subscriber's location. This will be the case whether the subscriber is an individual or an entity such as a company. Consent will also be required in order to send unsolicited electronic communications, including e-mail, for direct-marketing purposes to an individual. Subscribers who are natural persons, as referred to in Article 12 of the Directive, would have a right to be informed about usage possibilities based on search functions in electronic versions of directories. However, it is not anticipated that the costs of compliance with the Directive will be substantial as the Company does not currently undertake or expect to undertake many of the activities covered by the new provisions contained in the Directive and, in so far as these new provisions do apply, the Company's existing business practices are largely compliant with them.

**Protection of Databases**

The Group's business uses a number of databases, both licensed to it and developed by it. For further information see Part I "Business—Information Systems". Directive 96/9/EC harmonises the laws of EU Member States relating to the protection of copyright in databases and introduces a specific right to prevent extraction and re-utilisation of the contents of a database. The Copyrights and Rights in Databases Regulations 1997 have implemented Directive 96/9/EC in UK law. These regulations provide a right for the maker of a database in which there has been a substantial investment in obtaining, verifying or presenting database content, to prevent extraction and re-utilisation of the whole or a substantial part of a database.

Database rights subsist in all databases completed on or after 1 January 1983, provided there has been substantial investment. Under the Directive and the Regulations, where a company has database rights in a database and the database was completed before 1 January 1998, those database rights subsist for a period of 15 years commencing 1 January 1998, or, if the database was completed on or after 1 January 1998, for a period of 15 years from the end of the calendar year in which the database was completed. However, if there is a substantial change to the contents of the database after its compilation such that the resulting database would be considered to be a substantially new investment, in terms of the quantity or quality or a combination of both, then the database rights in that database will subsist for a period of 15 years from the date on which the substantially new investment was made. The Company is continually updating its databases and believes that it has made sufficient investment since 1 January 1983 in obtaining, verifying and presenting the data in its databases for database rights to subsist in them.

In addition, the Company believes that it is the proprietor of the copyright in the databases it has developed to the extent that copyright subsists in them. In the United Kingdom, to the extent that copyright does not subsist in any of the Company's proprietary databases, its rights in these databases are protected as confidential information and/or under database rights. Any copyright in the Company's databases will subsist in those databases for a period of 50 years from the end of the calendar year in which the database was created, if the database was computer generated, or 70 years from the end of the calendar year in which the last person responsible for creating the database died, if the database was not computer generated. In the United States, the Company has developed one proprietary database, DB 2000, in which the Company believes it has copyright protection. Copyright in this database will subsist for a period of 95 years from the year of first publication or 120 years from the year of creation, whichever period is shorter. The Company developed the DB 2000 database in 1991 and is in the process of migrating this database, and another non-proprietary database, to DIAD by the end of the calendar year 2003. As the proprietor of copyright in a database, the Company is entitled to prevent third parties from doing certain things, including copying the database, issuing copies of the database to the public or renting or lending the database to the public. In the United States, the Company also has copyrights in each edition of its directories.

### Advertising

The Group's principal activity is the sale of advertising in, and the preparation and publication of, its classified directories. As with other publishers of advertisements, the Group is subject to advertising laws and regulations. The Advertising Standards Authority has also produced a code of conduct for advertising in the United Kingdom. Although this code of conduct does not have the force of law, failure to comply with its directions can result in "soft" sanctions such as naming the offending company publicly. Under EU directives, UK regulations and general UK advertising industry standards, the Group could be required to cease publishing any misleading advertisements which the Group's advertisers may have placed in the Group's directories. Further, in the United Kingdom, specific rules, broadly intended to ensure that consumers are protected, apply to publishers of particular types of advertisements, such as advertisements for financial services under the terms of the Financial Services and Markets Act 2000, or advertisements offering consumer credit under the terms of the Consumer Credit (Advertisements) Regulations 1989. Some of these specific rules are enforced by criminal sanctions.

The Group has put in place extensive programmes and procedures designed to ensure that it complies with the advertising laws and regulations that impact on its operations. The Group has internal advertisement compliance policies that its employees and advertisers are required to follow. The Group's internal advertisement compliance policies contain details of the legal requirements that apply to advertising. In specific sectors the Group takes particular care; for example, the Group checks and requires that advertisements include any prescribed warnings, and the Group obtains written confirmation that investment business advertisers are regulated by their relevant regulatory body.

### Telecommunications

The Group provides telecommunications services such as Yellow Pages 118 24 7 under the Telecommunications Services class licence. The Group will not be required to apply for this licence, as it applies automatically to anyone providing services which are within the authorisation requirements detailed in the class licence.

The UK Government is intending to replace the current system of licensing of telecommunications on or before 25 July 2003 either with the provisions of the Communications Bill 2003 if that receives Royal Assent prior to this date or, pending that Royal Assent, by Statutory Instrument under the European Communities Act 1972 to the same effect if the Communications Bill has not been passed in time. Once implemented, the new law will remove the requirement for licences for what will be known as electronic communications networks and services, replacing them with general authorisations available generally to undertakings. Additional obligations may apply to those undertakings found by the UK Office of Communications to have Significant Market Power (as defined in The Communications Bill 2003) in certain specified markets. The Group does not believe it is likely that it will be found to have Significant Market Power in any of these markets (under the new regime). This analysis is based on the version of the Bill produced to the House of Lords on 5 March 2003.

**Internet Regulation and E-commerce**

The internet has emerged as an attractive new medium for advertisers. Internet advertising allows companies to deliver messages to targeted audiences with specific demographics and interests. Although advertising on the internet still represents only a small part of total advertising revenues in Europe, the Group believes that as the internet grows it will become increasingly important as an advertising medium. The Group offers internet-based products and services in addition to printed consumer classified directories. General advertising laws and regulations and data protection legislation apply to the Group's internet-based activities in the same way in which they apply to the Group's activities generally. As the Group's business in this area develops, specific laws relating to the provision of internet services and to the use of the internet and of internet-related applications may become relevant. Regulation of the internet and internet-related services is itself still developing, both formally by, for instance, statutory regulation, and also less formally by such methods as industry self-regulation.

Depending on the scope and timing of these developments, they could have a material impact on the Group's internet operations. The main issues are set out below.

*Content Regulation and Content Liability*

The Group publishes third-party content on its website, in the form of content and links to advertisers' websites. The Group intends to develop its content offerings. Future internet content regulation, such as any measures that may be adopted by the European Union under the "Safer Internet Action Plan", and the possibility of service provider liability for information distributed over the internet or contained on websites hosted by such a provider, may become relevant to the Group's business.

*Internet Domain Names*

A domain name is part of a website's internet address. The current system for registering, allocating and managing internet domain names has given rise to litigation, including trademark litigation, since internet domain names are allocated in many countries on a first-come, first-served basis to any person who requests that allocation, whether or not a third party owns the rights to a trademark incorporated in that domain name.

Abusive registrations of internet domain names may be subject to cancellation or transfer to a trademark proprietor where, amongst other things, a domain name registrant has been found to have registered the domain name in bad faith. Most domain name administrators have a dispute resolution policy in place for dealing with abusive registrations of internet domain names. For example, ICANN, the organisation that coordinates generic top-level domains, including .com, requires all generic top-level domain name registrants to submit to a Uniform Domain Name Dispute Resolution Policy. In the event that a trademark proprietor alleges that the domain name registrant has abusively registered a domain name, the trademark proprietor may select an arbitrator from a panel of arbitral bodies available under the domain name resolution policy which includes the World Intellectual Property Organisation. In the event that the arbitrators decide that the domain name has been abusively registered, ICANN will cancel the domain name registration and/or transfer it to the trademark proprietor.

The Group has registered a large number of internet domain names, both on its own behalf and for its advertisers, in the United Kingdom and internationally, including "Yell.com" and "Yell.co.uk". All of the Group's domain name registrations are composed of words in which it has registered or unregistered trademark rights in one or more jurisdictions around the world. Consequently, the Group does not consider any of its domain name registrations to have been made abusively. The Group is not aware of any challenges to its domain name registrations under ICANN's Uniform Domain Name Dispute Resolution Policy or any similar policy offered by other domain name administrators.

*E-commerce and Electronic Signatures*

In addition to providing an attractive new advertising medium, the internet has begun to have an impact on the way consumers and businesses buy and sell goods and services. The internet allows sellers to reach a vast global audience and enables buyers to benefit from increased product information and price comparison power. The Group conducts intermediary e-commerce activities by renting hyperlinks on its Yell.com internet site to external online retailers, and the Group may expand its offering of online products and services in the future.

At the EU level, Directive 2000/31/EC (the "E-Commerce Directive"), is part of a Europe-wide initiative to promote e-commerce. This has now been implemented in the United Kingdom. Currently in the United Kingdom, the Electronic Communications Act 2000 creates a legal framework for e-commerce and the use of technology. Directive 1999/93/EC provides a European Community framework for electronic signatures and was adopted on 13 December 1999. It was implemented in the United Kingdom as the Electronic Signature Regulations 2002, which came into force on 8 March 2002.

These legislative measures set up a framework for legal recognition of electronic contracts and electronic signatures. Under the terms of the E-Commerce Directive, generally, service providers are subject to the laws of the country in which they are established. Further, of particular relevance to the Group's business are those provisions in the E-Commerce Directive that provide that advertising must be identifiable clearly and unambiguously as such as soon as it is received, and that e-commerce service providers carrying out unsolicited advertising by e-mail to individuals must consult regularly and comply with registers established to enable individuals to opt out of receiving such advertising.

*Consumer Credit*

Yell Limited has a licence from the Office of Fair Trading to conduct regulated consumer credit business. Regulated Credit Agreements are written by Yell Limited in respect of instalment payments made by individuals, partnerships and unincorporated associations which place advertisements in the Group's publications. Procedures are in place to ensure that the agreements used are prepared and executed in compliance with the Consumer Credit Act 1974. Breaches of the detailed requirements of the Consumer Credit Act 1974 may lead to the agreements in question being unenforceable without a court order or, in some instances, totally unenforceable. Should the Office of Fair Trading at any time determine that Yell Limited is no longer a 'fit and proper person' to hold the licence, the licence may be revoked, preventing Yell Limited from writing any further, or administering its existing, agreements. Certain specific rules under the Consumer Credit Act 1974 are reinforced by criminal sanctions.

# PART X

## ADDITIONAL INFORMATION

### 1. Incorporation and Registered Office

1.1 The Company was incorporated under the name of Tasktip Limited on 15 March 2001 under the Act as a private company limited by shares and registered in England and Wales with number 4180320. On 22 June 2001, it changed its name to Yell Group Limited and on 28 May 2002, the Company was re-registered as a public limited company under section 43 of the Act and changed its name to Yell Group plc.

1.2 The registered and head office of the Company is at Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT.

### 2. Share Capital

2.1 The authorised, issued and fully paid share capital of the Company immediately following Admission will be as follows:

| Authorised (number) | Authorised (£) | Issued[1] up to (number) | Issued[1] up to (£) |
|---|---|---|---|
| 936,320,000 | 9,363,200 | 694,840,733 | 6,948,407 |

(1) Assumes (a) that all of the actions set out in paragraph 2.3 of this Part X are completed in full; and (b) the exercise of 137,362 options if the Over-allotment Arrangements are exercised in full

2.2 The share capital history of the Company as at the date of this document is as follows:

(a) the Company was incorporated with an authorised share capital of £100 divided into 100 ordinary shares of £1 each, of which one was issued paid to the subscriber to the memorandum of association;

(b) on 21 May 2001, one ordinary share of £1 was issued by the Company fully paid;

(c) on 25 May 2001, the authorised share capital of the Company was increased from £100 to £109,000 by the creation of 99,900 ordinary shares of £1 each and 900,000 B ordinary shares of £0.01 each;

(d) also on 25 May 2001, 67,998 ordinary shares of £1 each were issued by the Company for cash and were paid up in cash as to £0.001 each, and two B ordinary shares of £0.01 each were issued by the Company at a premium of £0.99 per B ordinary share and were fully paid up;

(e) on 18 June 2001, 3,000 ordinary shares of £1 each were issued by the Company for cash and were paid up in cash as to £0.001 each;

(f) on 20 June 2001, the balance of monies due on the 70,998 ordinary shares of £1 each issued by the Company as described in paragraphs (d) and (e) above was paid and on 22 June 2001 and 899,998 B ordinary shares of £0.01 each were issued by the Company at a premium of £0.99 per B ordinary share. Also on 20 June 2001, an amount of £100,000 was contributed to the Company by the holder of the B ordinary shares in issue and such amount was credited to the other reserves of the Company;

(g) on 13 March 2002, each of the issued and the authorised but unissued ordinary shares of £1 each were subdivided into 100 ordinary shares of £0.01 each and each of the issued and the authorised but unissued B ordinary shares of £0.01 each were subdivided into 100 B ordinary shares of £0.0001 each;

(h) also on 13 March 2002, the authorised share capital of the Company was increased from £109,000 to £130,000 by the creation of 2,000,000 ordinary shares of £0.01 each and 10,000,000 B ordinary shares of £0.0001 each;

(i) on 15 April 2002, 5,786,300 B ordinary shares of £0.0001 were issued by the Company at a premium of £0.0099 per B ordinary share and were fully paid up on 24 May 2002;

(j) on 21 May 2002, the authorised share capital of the Company was increased from £130,000 to £130,695 by the creation of 6,950,000 B ordinary shares of £0.0001 each;

(k) also on 21 May 2002, 11,163,600 B ordinary shares of £0.0001 each were issued by the Company at a premium of £0.0099 per B ordinary share;

(l) on 13 June 2003, the authorised share capital of the Company was increased from £130,695 to £864,628,937 by the creation of 1,140,499 C ordinary shares of £758 each;

(m) also on 13 June 2003, 1,140,499 C ordinary shares of £758 each were issued by the Company by way of bonus issue fully paid up at par out of reserves; and

(n) on 9 July 2003, the issued share capital of the Company was reduced by the cancellation of 1,140,499 C ordinary shares of £758 each.

2.3 Conditionally on Admission, the following will take place on the date of Admission:

(a) the authorised share capital of the Company will be increased from £130,695 to £9,364,868 by the creation of an additional 8,936,484,974 B ordinary shares of £0.0001 each, 664,663,889 Ordinary Shares of £0.01 each and 169,388,585 D ordinary shares of £0.01 each;

(b) 16,682,374 issued B ordinary shares of £0.0001 each will be redesignated into, and reclassified as, 16,682,374 deferred shares of £0.0001 each;

(c) the Company will capitalise an amount of £893,649 (being part of the amount standing to the distributable profits of the Company) and apply such amount in paying up in full at par 8,936,485,074 unissued B ordinary shares of £0.0001 each and allotting and issuing 99 B ordinary shares of £0.0001 each in respect of each share held by the holders of B ordinary shares in issue following the redesignation and reclassification of the B ordinary shares referred to in paragraph (b) above;

(d) every issued 100 B ordinary shares of £0.0001 each will be consolidated into one B ordinary share of £0.01 each;

(e) each issued and unissued (but authorised) ordinary share of £0.01 each will be redesignated into, and reclassified as, one Ordinary Share;

(f) each issued B ordinary share of £0.01 each will be redesignated into, and reclassified as, one Ordinary Share;

(g) the Company will capitalise an amount of £1,693,886 (being part of the amount then standing to the distributable profits of the Company) and apply such amount in paying up in full at par 169,388,585 D ordinary shares of £0.01 each, such shares to be allotted pro rata (as nearly as may be) to the holders of the Ordinary Shares in issue following the redesignation and reclassification of the ordinary shares referred to in paragraph (e) above and the redesignation and reclassification of the B ordinary shares referred to in paragraph (f) above in the proportion of 1.7397 D ordinary shares of £0.01 each for every one Ordinary Share then held by them respectively;

(h) each issued D ordinary share of £0.01 each will be redesignated into, and reclassified as, one Ordinary Share;

(i) 107,715 Ordinary Shares will be issued by the Company to Mourant & Co Trustees Limited each for an amount per Ordinary Share equal to its nominal value to be paid up in full in cash at Admission, such Ordinary Shares to be held by it in its capacity as trustee in relation to the Yell Group plc Yellow Book (USA) West Management Share Option Scheme (see paragraph 7.1(d) "The Yell Group plc Yellow Book (USA) West Management Share Option Scheme" in this Part X);

(j) 3,242,669 Ordinary Shares will be issued by the Company to Mourant & Co Trustees Limited each for an amount per Ordinary Share equal to its nominal value to be paid up in full in cash at Admission, such Ordinary Shares to be held by it in its capacity as trustee in relation to the Yell Group Limited Senior Manager Incentive Plan (see paragraph 7.1(c) "The Yell Group Limited Senior Manager Incentive Plan" in this Part X);

(k) 105,263 Ordinary Shares will be issued by the Company to Charles Carey for a total price of £150,000, 105,263 Ordinary Shares will be issued by the Company to Robert Scott for a total price of £150,000, 52,632 Ordinary Shares will be issued by the Company to John Coghlan for a total price of £75,000, 52,632 Ordinary Shares will be issued by the Company to Joachim Eberhardt for a total price of £75,000, 52,632 Ordinary Shares will be issued by the Company to Lord Powell for a total price of £75,000. In addition, 200,000 Ordinary Shares will be issued by the Company for a total price of £570,000 to HMTF Cayman Four Limited which has, in turn, entered into an agreement with Ogier Trustee Limited under which Ogier Trustee Limited will, immediately following Admission, purchase the 200,000 Ordinary Shares as trustee of the LTS Trust, of which Lyndon Lea is the settlor and one of the beneficiaries;

(l) the Company will allot and issue in consideration of the release by the Phantom DDB Participants and Yell Management Company LLC of the contingent liability under the guarantee given by the Company in respect of the Phantom DDB Plan (i) to the person or persons (other than the Phantom DDB Plan Participants and Yell Management Company LLC) nominated by the Underwriters (and/or the Underwriters themselves to the extent that the Underwriters do not procure allotees for all such

Ordinary Shares and, in accordance with the Underwriting Agreement, the Company requires the Underwriters to take an allotment of such Ordinary Shares) in accordance with the terms of the Underwriting Agreement, 11,852,284 Ordinary Shares and, to the extent that Over-allotment Shares are to be acquired pursuant to the Over-allotment Arrangements on Admission, up to a further 1,715,896 Ordinary Shares, to the person or persons (other than the Phantom DDB Plan Participants, Yell Management Company LLC and Merrill Lynch International acting as stabilising manager) nominated by Merrill Lynch International acting as stabilising manager, each credited as fully paid-up in an amount equal to the Offer Price and (ii) to Yell Management Company LLC (as nominee for the Phantom DDB Plan Participants), any of the further 1,715,896 Ordinary Shares (referred to in sub-paragraph (i) above) not acquired pursuant to the Over-allotment Arrangements on Admission, each credited as fully paid-up in an amount equal to the Offer Price. The allotment and issue referred to above will take place pursuant to the Phantom DDB Plan Share Exchange Agreement. See paragraph 11.21 "Restructuring Agreements" of this Part X;

(m) the Company will allot and issue (i) to the person or persons (other than the DDB Holders) nominated by the Underwriters (and/or the Underwriters themselves to the extent that the Underwriters do not procure allottees for all such Ordinary Shares and, in accordance with the terms of the Underwriting Agreement, the Company requires the Underwriters to take an allotment of such Ordinary Shares) in accordance with the terms of the Underwriting Agreement, 215,280,606 Ordinary Shares, each credited as fully paid-up in an amount equal to the Offer Price, in partial consideration of the transfer to the Company of the DDB Companies by the DDB Holders, and 12,420,035 Ordinary Shares, each credited as fully paid-up in an amount equal to the Offer Price, in partial consideration of the transfer to the Company of the DDBs 2001 and the DDBs 2002 held by certain of the DDB Holders and, to the extent that Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements on Admission, up to a further 26,697,740 Ordinary Shares, to the person or persons (other than the DDB Holders and Merrill Lynch International acting as stabilising manager) nominated by Merrill Lynch International acting as stabilising manager, each credited as fully paid-up in an amount equal to the Offer Price, and (ii) to certain of the DDB Holders, further Ordinary Shares and to the DDB Holders Ordinary Shares not acquired pursuant to paragraph (i) above, each credited as fully paid-up in an amount equal to the Offer Price. The allotment and issue referred to above will take place pursuant to the Fourth Share Exchange Agreement. See paragraph 11.21 "Restructuring Agreements" of this Part X; and

(n) the Company will allot and issue, in consideration of the payment of the Offer Price, to persons nominated by the Underwriters in accordance with the terms of the Underwriting Agreement, 151,754,386 Ordinary Shares (being the Primary Shares). The allotment and issue referred to above will take place pursuant to the Underwriting Agreement. See paragraph 12 "Underwriting Arrangements" of this Part X;

(o) 2,215,058 Ordinary Shares will be reserved for issue by the Company to Mourant & Co. Trustees Limited for an amount per Ordinary Share equal to its nominal value to be paid up in full on issue, such Ordinary Shares to be acquired by it in its capacity as trustee in relation to future exercises of options under the Yell Group Limited Employee Plan. See paragraph 7.1(a) "The Yell Group Limited Employee Plan" of this Part X;

(p) 1,017,219 Ordinary Shares will be reserved for issue by the Company to Mourant & Co. Trustees Limited for an amount per Ordinary Share equal to its nominal value to be paid up in full on issue, such Ordinary Shares to be acquired by it in its capacity as trustee in relation to future exercises of options under the Yell Group Limited US Employee Plan. See paragraph 7.1(b) "The Yell Group US Limited Employee Plan" of this Part X;

(q) 4,702,379 Ordinary Shares will be reserved for issue by the Company to Mourant & Co. Trustees Limited for an amount per Ordinary Share equal to its nominal value to be paid up in full on issue, such Ordinary Shares to be acquired by it in its capacity as trustee in relation to future exercises of options under the Yell Group Limited Senior Manager Incentive Plan. See paragraph 7.1(c) "The Yell Group Limited Senior Manager Incentive Plan" of this Part X;

(r) 1,358,365 Ordinary Shares will be reserved for issue by the Company for an amount per Ordinary Share equal to £1.28117, to be paid in full on issue, in relation to future exercises of options under the Yell Group plc Yellow Book (USA) West Management Share Option Scheme. See paragraph 7.1(d) "The Yell Group plc Yellow book (USA) West Management Share Option Scheme" of this Part X;

(s) 2,811,404 Ordinary Shares will be reserved for issue by the Company for an amount per Ordinary Share equal to the Offer Price to be paid up in full on issue, in relation to future exercises of options under the New Schemes. See paragraph 7.2 "Incentive Schemes—New Schemes" of this Part X; and

(t) the Company will purchase all of the issued deferred shares of £0.0001 in the capital of the Company from the holders of the deferred shares of £0.0001 each for a total consideration of £0.09, in accordance with the terms of the Fourth Share Exchange Agreement. See paragraph 11.21 "Restructuring Agreements" of this Part X.

2.4 By written resolutions of the Company passed on 9 July 2003, the Company was authorised, pursuant to the provisions of the Fourth Share Exchange Agreement, to purchase all of the issued deferred shares of £0.0001 each in the capital of the Company from the holders of the deferred shares of £0.0001 each for a total consideration of £0.09, such purchase to take place in accordance with the terms of the Fourth Share Exchange Agreement. See paragraph 11.21 "Restructuring Agreements" of this Part X.

2.5 By written resolutions of the Company passed on 9 July 2003 and conditionally on, amongst other things, Admission becoming effective by not later than 15 July 2003, or such later date of Admission as the Joint Global Co-ordinators, the Company and the Institutional Participating Shareholders may agree:

(a) the authorised share capital of the Company will be increased from £130,695 to £9,364,868 by the creation of an additional 8,936,484,974 B ordinary shares of £0.0001 each, 664,663,889 Ordinary Shares of £0.01 each and 169,388,585 D ordinary shares of £0.01 each;

(b) in addition to all existing authorities, the Directors will be generally and unconditionally authorised, in accordance with section 80 of the Act, to exercise all powers of the Company to allot relevant securities (within the meaning of that section), as if section 89(1) of the Act did not apply to such allotment, this authority being limited to the allotment and issue of the B ordinary shares of £0.0001 each, the D ordinary shares of £0.01 each and the Ordinary Shares of £0.01 each referred to in paragraph (a) above and the grant of options over ordinary shares of £0.01 each up to an aggregate nominal amount of £5,632.24 in connection with the Yell Group Limited Senior Manager Incentive Plan;

(c) an amount of 16,682,374 issued B ordinary shares of £0.0001 each will be redesignated into, and reclassified as, 16,682,374 deferred shares of £0.0001 each;

(d) the Directors will be authorised and directed to capitalise an amount of £893,649 (being part of the distributable profits of the Company) and to apply such amount in paying up in full at par 8,936,485,074 unissued B ordinary shares of £0.0001 each and allotting and issuing 99 B ordinary shares of £0.0001 each in respect of each share held by the holders of B ordinary shares in issue following the redesignation, and reclassification, of the B ordinary shares referred to in paragraph (c) above;

(e) every issued 100 B ordinary shares of £0.0001 each will be consolidated into one B ordinary share of £0.01 each;

(f) each issued and unissued (but authorised) ordinary share of £0.01 each will be redesignated into, and reclassified as, one Ordinary Share;

(g) each issued B ordinary share of £0.01 each will be redesignated into, and reclassified as, one Ordinary Share;

(h) the Directors will be authorised and directed to capitalise an amount of £1,693,886 (being part of the distributable profits of the Company) and to apply such amount in paying up in full at par 169,388,585 unissued D ordinary shares of £0.01 each, such shares to be allotted pro rata (as nearly as may be) to the holders of the Ordinary Shares in issue following the redesignation and reclassification of the ordinary shares referred to in paragraph (f) above and the redesignation and reclassification of the B ordinary shares referred to in paragraph (g) above in the proportion of 1.7397 D ordinary shares of £0.01 each for every one Ordinary Share then held by them respectively;

(i) each issued D ordinary share of £0.01 each will be redesignated into, and reclassified as, one Ordinary Share;

(j) the new articles of association of the Company will be adopted and replace in their entirety the existing articles of association of the Company;

(k) in substitution for all existing authorities, the Directors will be generally and unconditionally authorised, in accordance with section 80 of the Act, to exercise all the powers of the Company to allot relevant securities (within the meaning of that section), this authority being limited to:

   (i) the allotment and issue of Ordinary Shares in connection with the arrangements relating to the Global Offer, and the Phantom DDB Plan Share Exchange Agreement and the Fourth Share Exchange Agreement (see paragraph 11.21 "Restructuring Agreements" of this Part X); the share issues referred to in paragraph 2.3(k) above; the allotment and issue of shares to Mourant & Co. Trustees Limited, and the allotment and issue of shares in connection with the option schemes referred to in paragraphs 2.3(i) and (j) above and paragraphs (m) to (r) below up to an aggregate nominal amount of £5,500,000; and

   (ii) the allotment (other than pursuant to the authority in sub-paragraph (i) above) of relevant securities up to an aggregate nominal amount of £352,000,

with such authority expiring at the conclusion of the next annual general meeting of the Company or on the day falling 15 months after the date of Admission, whichever is the earlier (save that the Company may at any time prior to the expiry of such authority make an offer or agreement that would or might require relevant securities to be allotted after the expiry of such authority and the Directors may allot relevant securities in pursuance of such offer or agreement as if such authority had not expired);

(l) in substitution for all existing authorities, the Directors will be generally empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94 of the Act) for cash and pursuant to the authority conferred by the resolution referred to in sub-paragraph (k) above as if section 89(1) of the Act did not apply to the allotment, but that power, which will expire at the conclusion of the next annual general meeting of the Company or on the day falling 15 months after the date of Admission, whichever is the earlier (save that the Company may at any time prior to the expiry of such power make an offer or agreement that would or might require equity securities to be allotted after the expiry of such power and the Directors may allot equity securities in pursuance of such offer or agreement as if such power had not expired), will, with respect to allotments pursuant to the authority referred to in paragraph 2.4(k)(ii) above, be limited to:

   (i) the allotment of equity securities, open for acceptance for a period fixed by the Directors (whether by way of rights issue, open offer or otherwise), to the holders of equity securities on the register on a record date fixed by the Directors in proportion (as nearly as may be) to their respective holdings of Ordinary Shares but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient, including in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or any other matter whatsoever; and

   (ii) the allotment of equity securities (otherwise than pursuant to sub-paragraph (i) above) up to an aggregate nominal amount of £34,735,349, being an amount equal to 5% of the issued and unconditionally allotted share capital of the Company immediately following Admission and completion of the Fourth Share Exchange Agreement (see paragraph 11.21 "Restructuring Agreements" in this Part X);

(m) the Yell Group plc Executive Share Option Scheme will be adopted and the Directors will be authorised to make any amendments to the part of the scheme to be approved by the Inland Revenue as required by the Inland Revenue and/or as the Directors consider necessary or desirable (see paragraph 7.2(b) "The Yell Group plc Executive Share Option Scheme" in this Part X);

(n) the Yell Group plc Sharesave Plan will be adopted and the Directors will be authorised to make any amendments considered necessary or desirable (see paragraph 7.2(a) "The Yell Group plc Sharesave Plan" in this Part X);

(o) the Yell Group plc Share Incentive Plan will be adopted and the Trust Deed constituting the Yell SIP Trust will be approved and entered into and the Directors will be authorised to make any amendments as required by the Inland Revenue and/or as the Directors consider necessary or desirable (see paragraph 7.2(c) "The Yell Group plc Share Incentive Plan" of this Part X);

(p) the Yell Group plc Long Term Incentive Plan will be adopted and the Directors will be authorised to make any amendments considered necessary or desirable by the Directors (see paragraph 7.2(d) "The Yell Group plc Long Term Incentive Plan" of this Part X);

(q) the Yell Group plc 2003 US Equity Incentive Plan will be adopted and the Directors will be authorised to make any amendments considered necessary or desirable by the Directors (see paragraph 7.2(e) "The Yell Group plc 2003 US Equity Incentive Plan" of this Part X); and

(r) the Yell Group plc 2003 Employee Stock Purchase Plan will be adopted and the Directors will be authorised to make any amendments considered necessary or desirable by the Directors (see paragraph 7.2(f) "The Yell Group plc 2003 Employee Stock Purchase Plan" of this Part X).

2.6 On Tuesday 17 June 2003, the Company submitted a petition to the High Court in connection with a proposed reduction and cancellation of 1,140,499 C ordinary shares of £758 each in its issued share capital. The hearing of the petition took place on Wednesday 9 July 2003. The High Court approved the reduction and cancellation of 1,140,499 C ordinary shares of £758 each and the distributable reserves of the Company were credited with an amount of £864,498,242, turning the existing deficit on distributable reserves into a surplus.

2.7 Section 89 of the Act confers on shareholders certain rights of pre-emption in respect of the allotment of equity securities that are, or are to be, paid up in cash other than by way of allotment to employees under an employee's share scheme (as defined in section 743 of the Act). Following Admission, the Company will be subject to the continuing obligations of the UK Listing Authority with regard to the issue of securities for cash and the statutory rights of pre-emption in section 89 of the Act. The statutory rights of pre-emption apply to the balance of the authorised, but unissued, share capital of the Company which is not the subject of the disapplication referred to in paragraph 2.5(l) above or reserved for issue in connection with share options and schemes (and other arrangements) referred to in paragraph 7 "Incentive Schemes" of this Part X. The statutory rights of pre-emption have been disapplied as set out in paragraph 2.5(l) above to:

(a) permit the Directors to allot Ordinary Shares in connection with the Global Offer (including the Over-allotment Arrangements), the Phantom DDB Plan Share Exchange Agreement and the Fourth Share Exchange Agreement (see paragraph 11.21 "Restructuring Agreements" of this Part X) and to the Non-Executive Directors as described in paragraph 2.3(k) above;

(b) give the Directors flexibility in relation to rights issues and other pre-emptive offers; and

(c) permit the Directors to allot equity securities (otherwise than pursuant to sub-paragraphs (a) and (b) above) up to an aggregate nominal amount of £34,735,349, being an amount equal to 5% of the issued and unconditionally allotted share capital of the Company immediately following Admission and following completion of the Fourth Share Exchange Agreement (see paragraph 11.21 "Restructuring Agreements" in this Part X.

2.8 Save as disclosed in this paragraph 2 and in paragraph 7 "Incentive Schemes" of this Part X:

(a) no share or loan capital of the Company or any of its subsidiaries has within three years before the date of this document been issued or been agreed to be issued fully or partly paid, either for cash or for a consideration other than cash and no such issue is now proposed;

(b) no commissions, discounts, brokerages or other special terms have been granted by the Company within the three years immediately preceding the date of this document in connection with the issue or sale of any share or loan capital of the Company; and

(c) no share or loan capital of the Company is under option or has been agreed, conditionally or unconditionally, to be put under option.

2.9 The Ordinary Shares are in registered form and, subject to the provisions of the CREST Regulations, the Directors may permit the holding of shares in any class of shares in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the CREST Regulations). Where shares are held in certificated form, share certificates will be sent to the registered members by first-class post. Where shares are held in CREST, the relevant CREST stock account of the registered members will be credited.

### 3. Summary of the Memorandum and Articles of Association

3.1 *Memorandum of Association*

The memorandum of association of the Company provides that its object is to carry on the business of a holding company. The objects of the Company are set out in full in clause 4 of its memorandum of association, which is available for inspection as described in paragraph 24 "Documents Available for Inspection" of this Part X.

3.2 *Articles of Association*

The articles of association of the Company, which will be adopted by a written resolution of the Company as referred to in paragraph 2.4 above, include provisions to the following effect:

*(a) Rights attaching to Ordinary Shares*

(i) *Voting rights of members*

Subject to disenfranchisement in the event of (aa) non-payment of any call or other sum due and payable in respect of any share or (bb) any non-compliance with any statutory notice requiring disclosure of the beneficial ownership of any shares and subject to any special rights or restrictions as to voting for the time being attached to any shares (as to which there will be none following Admission), on a show of hands every member who, being an individual, is present in person or by proxy or being a corporation, is present by a duly authorised representative who is not himself a member entitled to vote, on a show of hands shall have one vote and on a poll shall have one vote for every share of which he is a holder. In the case of joint holders, the vote of the person whose name stands first in the register of members and who tenders a vote is accepted to the exclusion of any votes tendered by any other joint holders.

(ii) *Dividends*

Subject to the rights attached to any shares issued on any special terms and conditions (as to which there will be none at Admission), dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid, but no amount paid up on a share in advance of a call shall be regarded as paid up on the share.

(iii) *Return of capital*

Subject to the rights attached to any shares issued on any special terms and conditions (as to which there will be none at Admission), on a winding-up the surplus assets remaining after payment of all creditors of the Company will be divided amongst the members of the Company according to their respective holdings of shares. The liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by statute (aa) divide amongst the members in specie the whole or any part of the assets of the Company, or (bb) vest the whole or any part of the assets in trustees on such trusts for the benefit of members as the liquidator shall determine, but no member shall be compelled to accept any assets upon which there is any liability.

*(b) Transfer of shares*

A member may transfer all or any of his uncertificated shares and the Company shall register the transfer of any uncertificated shares in accordance with any applicable statutory provision. The directors may refuse to register the transfer of an uncertificated share or any renounceable right of allotment of a share which is a participating security held in uncertificated form in accordance with the CREST Regulations to the extent that the Company is permitted to do so by the CREST Regulations, provided that where the uncertificated shares are admitted to the Official List, such a refusal would not prevent dealings in the shares of that class taking place on an open and proper basis. If the board of directors refuses to register a transfer of an uncertificated share it shall, within two months of the date on which the operator instruction relating to such a transfer was received by the Company, send to the transferee notice of the refusal.

A member may transfer all or any of his certificated shares by an instrument in writing in any usual form, or in any other form which the directors may approve. The instrument of transfer shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee. The directors may, in their absolute discretion and without giving any reason therefor, refuse to register the transfer of a certificated share which is not fully paid up but shall not be bound to specify the grounds upon which such registration is refused provided that, where any such shares are admitted to the Official List, such a refusal would not prevent dealings in the shares of that class taking place on an open and proper basis. The directors may also refuse to register a transfer of a certificated share or a renunciation of a renounceable letter of allotment, whether or not fully paid, unless the instrument of transfer is lodged, duly stamped or adjudged or certified as not chargeable to stamp duty, at the transfer office, or such other place as the directors may appoint and is accompanied by the certificate(s) for the share(s) to which it relates (except where the shares are registered in the name of a market nominee and no certificate has been issued for them) and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer or the person renouncing to effect the renunciation. If the directors refuse to register a transfer of a share they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal.

The directors may refuse to register any transfer unless it is in respect of only one class of share and is in favour of not more than four transferees or renouncees.

*(c) Changes in capital*

The Company may by ordinary resolution:

(i) increase its share capital by a sum to be divided into shares of such amounts as the resolution shall prescribe;

(ii) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(iii) sub-divide its shares, or any of them, into shares of a smaller amount than is fixed by the memorandum of association; and

(iv) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to the provisions of the statutes and the Listing Rules and to the rights attaching to existing shares, the Company may:

(v) by extraordinary resolution purchase, or enter into a contract under which it will or may purchase, its own shares; and

(vi) by special resolution reduce its share capital, any capital redemption reserve, share premium account or other undistributable reserve in any manner.

*(d) Variation of rights*

Subject to the provisions of the statutes, if at any time the capital of the Company is divided into different classes of shares (which it will not be following Admission), the rights attached to any class may be varied or abrogated in such manner (if any) as may be provided by these rights or in the absence of any such provisions, with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At any separate general meeting, the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class in question or, at any adjourned meeting of such holders, shall be one person holding shares of the class in question in person or by proxy whatever his or their holdings. Every holder of the shares of the class shall, on a poll, have one vote in respect of every share of the class held by them respectively and a poll may be demanded in writing by any holder of shares of the class present in person or by proxy.

*(e) Directors*

(i) The number of directors (other than alternate directors) shall not be less than two. There shall be no maximum number of directors.

(ii) The Apax Partners Participating Shareholders (acting together), and the Hicks Muse Participating Shareholders (acting together), each separately have the right to appoint a non-executive director to the board of the Company for so long as they (or certain connected persons) continue respectively to hold at least 10% of the issued share capital of the Company from time to time.

(iii) A director shall not be required to hold any shares of the Company by way of qualification.

(iv) There shall be no age limit for directors.

(v) At each annual general meeting one-third of the directors for the time being shall retire from office by rotation. The directors to retire by rotation shall include, firstly, any director who wishes to retire at the meeting and not offer himself for re-election and, secondly, those directors who have been longest in office since their last appointment or reappointment, provided always that each director shall be required to retire and offer himself for re-election at least every three years. The retiring director shall, if willing to act be deemed to have been reappointed, unless at the general meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and not passed.

(vi) The directors (other than alternate directors) shall be entitled to such remuneration by way of fees for their services in the office of director as the directors may determine (not exceeding £1 million per annum or such larger sum as the Company may, by ordinary resolution, decide). Such fee shall be divided between the directors as they agree or, failing agreement, equally. The fees shall be distinct from any salary, remuneration or other amount payable to a director.

(vii) The directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or in general meetings or separate meetings of the holders of any class of shares of the Company.

(viii) The directors may provide benefits, whether by the payment of gratuities or pensions or by purchasing and maintaining insurance or otherwise, for the benefit of any persons who are or were at any time directors or the holders of any executive or comparable office of employment with the Company or any other company or undertaking which is or has been (aa) a subsidiary of the Company or (bb) otherwise allied to or associated with the Company or a subsidiary of the Company or (cc) a predecessor in business of the Company or of any such subsidiary, or (dd) for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) establish, maintain, subscribe and contribute to any fund and pay premiums for the purchase or provision of any such benefit.

(ix) Subject to the provisions of the statutes, a director may be a party to, or otherwise interested in, any contract, transaction, arrangement or proposal with the Company or in which the Company is otherwise interested, either in regard to his tenure of any office or place or profit, or as vendor, purchaser or otherwise. A director may hold any other office or place of profit under the Company (except that of auditor, or auditor of a subsidiary, of the Company) in conjunction with the office of director and may act by himself or through his firm in such professional capacity to the Company, and in any such case on such terms as to remuneration and otherwise as the directors may arrange. Any remuneration shall be in addition to any remuneration provided for by any other article.

(x) A director who to his knowledge is in any way (directly or indirectly) interested in a contract, transaction, arrangement or proposal with the Company shall declare the nature of his interest at the meeting of the directors at which the question of entering into such contract, transaction, arrangement or proposal is first considered, if he knows his interest then exists, or in any other case, at the first meeting of the directors after he knows that he is or has become so interested.

(xi) A director shall not vote or be counted in the quorum on any resolution of the directors concerning his own appointment (including the fixing and varying of terms of appointment), as the holder of any office or place of profit with the Company or any other company in which the Company is directly or indirectly interested. Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employment with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not, under the Articles or for any other reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

(xii) A director shall not vote or count in the quorum in relation to a resolution or a meeting of the directors in respect of any contract or arrangement or any other proposal whatsoever in which he has an interest which (together with any interest of a connected person) to his knowledge is a material interest. Notwithstanding the above, a director shall be entitled to vote (and be counted in the quorum) on: (aa) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company; (bb) the giving of any guarantee, security or indemnity to him in respect of money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings; or the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security; (cc) any matter relating to an offer of shares, debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate; (dd) any contract, transaction, arrangement or proposal to which the Company is or is to be a party relating to another company, including any subsidiary of the Company, in which he and any persons connected with him do not to his knowledge (directly or indirectly) hold an interest in shares (as that term is used in sections 198 to 211 of the Act) whether as an officer, shareholder, creditor or otherwise representing 1% or more of any class of the equity share capital, or the voting rights, in that company or of any other company through which his interest is derived; (ee) any contract, transaction, arrangement or proposal for the benefit of employees of the Company or any of its subsidiary undertakings (including in relation to a pension fund, retirement, death or disability benefits scheme or personal pension plan) which does not award him any privilege or benefit not generally awarded to the employees to whom the arrangement relates; and (ff) any contract, transaction, arrangement or proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of directors or for the benefit of persons including directors.

*(f) Borrowing powers*

The board of directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and assets (both present and future) and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligations of the Company or of any third party. The board of directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (as regards subsidiary undertakings only so far as by such exercise it can secure) that the aggregate principal amount outstanding at any time in respect of all borrowings by the Group (exclusive of any borrowings which are owed by one Group company to another Group company) after deducting the amount of cash deposited will not, without the previous sanction of the Company in general meeting, exceed an amount equal to five times the adjusted capital and reserves (as defined in the articles of association) or any higher limit fixed by ordinary resolution of the Company which is applicable at the relevant time.

*(g) Unclaimed dividends*

Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the directors so resolve, be forfeited, revert to and cease to remain owing by the Company.

**4. Directors**

4.1 The Directors of the Company and their functions are set out in Part III "Management".

4.2 The business address of each of the Directors is Yell Group plc, Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT.

4.3 The Directors hold or have held the following directorships, in addition to the Directors' directorships of Group companies, and are or were members of the following partnerships, in the past five years:

| Name | Position | Company | Position still held |
|---|---|---|---|
| **John Condron** | Managing Director | Directory & Database Publishers Association | N |
| | Managing Director | BT Sixty-Seven Limited | Y |
| **John Davis** | Finance Director | Financial Times Group Limited | N |
| | Finance Director | Millartrice Limited | N |
| | Finance Director | Pearson Professional Holdings Limited | N |
| | Finance Director | The Financial Times International Publishing Limited | N |
| | Director | AFX News Limited | N |
| | Director | FT Personal Finance Limited | N |
| **Robert Scott** | Director | Royal Bank of Scotland Group Plc | Y |
| | Director | Royal Bank of Scotland Plc | Y |
| | Director | National Westminster Bank Plc | Y |
| | Director | Jardine Lloyd Thompson Group Plc | Y |
| | Director | Swiss Reinsurance Company | Y |
| | Director | ALB Pension Trustees Ltd | N |
| | Director | CGNU Life Assurance Ltd | N |
| | Director | CGU Corporation | N |
| | Director | CGU France S.A. | N |
| | Director | CGU Group Canada Limited | N |
| | Director | CGU Holdings Canada Limited | N |
| | Director | CGU Insurance Australia Limited | N |
| | Director | CGU Insurance Company | N |
| | Director | CGU Insurance Company of Canada | N |
| | Director | CGU Insurance Plc | N |
| | Director | CGU International Insurance Plc | N |
| | Director | CGU London Canada Limited | N |
| | Director | CGU Participations (SA) | N |
| | Director | CGU Staff Pension Trustee Limited | N |
| | Director | Commercial Union Assurance Company of Canada | N |
| | Director | Corporate Financial Management (Aust) Pty Limited | N |
| | Director | Dah Sing General Insurance Company | N |
| | Director | Elite Insurance Company | N |
| | Director | GA Investment Management Services Limited | N |
| | Director | GA Scottish Corporation (Canada) Limited | N |
| | Director | Gaflac Nominees Limited | N |
| | Director | General Accident Corporation of America | N |
| | Director | General Accident Executor and Trustee Company Limited | N |
| | Director | General Accident Insurance Asia Limited | N |
| | Director | General Accident Plc | N |
| | Director | General Accident Versicherungs-Aktiengesellschaft | N |
| | Director | New Zealand Insurance Limited | N |
| | Director | The Northern Assurance Company Limited | N |
| | Director | Norwich Union Life Holdings Limited | N |
| | Director | Norwich Union Linked Life Assurance Limited | N |
| | Director | Norwich Union plc | N |
| | Director | NZI Insurance Australia Limited | N |
| | Director | Scottish & York Insurance Co. Limited | N |
| | Director | Scottish Insurance Corporation Limited | N |
| | Director | Traders and General Insurance Company | N |
| | Director | Traders General Insurance Company | N |
| | Director | UK Trustees Limited | N |
| | Director | The Yorkshire Insurance Company Limited | N |
| | Director | Association of British Insurers | N |
| | Director | British Nuclear Insurers | N |
| | Director | Crimestoppers Trust | Y |
| | Director | Insurance Database Services Limited | N |
| | Director | FocusWickes Group Limited | Y |
| | Director | WISE sc | N |
| | Director | Aviva Staff Pension Trustee Limited | N |
| | Director | Aviva plc | N |
| **Charles Carey** | Director | News Corporations, Inc. | Y |
| | Director | The Fox Entertainment Group, Inc. | N |
| | Director | NDS Group plc | N |

| Name | Position | Company | Position still held |
|---|---|---|---|
| | Director | Gemstar/TV Guide, Inc. | N |
| | Director | Gateway, Inc. | Y |
| | Director | Sky Global Networks, Inc. | N |
| | Director | British Sky Broadcasting | Y |
| | Director | Sky Italia | Y |
| **John Coghlan** | Director | Exel plc | Y |
| | Director | Freight Transport Association Limited | N |
| | Director | Ocean Overseas Holdings Limited | Y |
| | Director | Exel Investments Limited | Y |
| | Director | Exel Trustees Limited | Y |
| | Director | Exel International Holdings Limited | Y |
| | Director | Exel Holdings Limited | Y |
| | Director | KXC Landowners Limited | Y |
| | Director | Exel Pensions Investment Fund Limited | Y |
| | Director | Marken Limited | Y |
| | Director | Marken Time Critical Express Limited | Y |
| **Joachim Eberhardt** | Director | DaimlerChrysler Services UK Ltd | N |
| | Director | DaimlerChrysler Services Insurance Solutions Ltd | N |
| | Director | DaimlerChrysler Services Fleet Management Ltd | N |
| | Director | Evobus (UK) Ltd | Y |
| | Director | DaimlerChrysler UK Retail Ltd | N |
| | Director | DaimlerChrysler UK Limited | Y |
| **Lyndon Lea** | Director | Mutualplace Property Management Limited | Y |
| | Director | Glass's Holdings Limited | N |
| | Director | Framleydove Limited | N |
| | Director | Glass's Information Services Limited | N |
| | Director | Premier Financing Limited | Y |
| | Director | HMTF Poultry Limited | Y |
| | Director | HTMF Furniture Limited | Y |
| | Director | HTMF Furniture Group Limited | Y |
| | Director | Burton's Foods (Holdings) Limited | Y |
| | Director | Premier Foods plc | Y |
| | Director | Premier Foods Holdings Limited | Y |
| | Director | Burton's Foods Group Limited | Y |
| | Director | HMTF Furniture Investments Limited | Y |
| | Director | Cork Street Limited | N |
| | Director | Burlington Biscuits Limited | N |
| | Director | Burlington Finance Limited | N |
| | Director | Burlington Biscuits International Limited | N |
| | Director | Burlington Biscuits (Holdings) Limited | N |
| | Director | United Biscuits Group (Investments) Limited | N |
| | Director | Deluxestar Limited | N |
| | Director | Solvecorp Limited | N |
| | Director | Runecorp Limited | N |
| | Director | Regentrealm Limited | N |
| | Director | Finalrealm Limited | N |
| | Director | HMTF Biscuits G.P. Limited | N |
| | Director | United Biscuits Finance plc | N |
| | Director | Eurotax Glass's Holding AG | N |
| | Director | Premier Foods Investments Limited | Y |
| | Director | Premier Ambient Products (UK) Limited | Y |
| | Director | Aster City Cable SBS Coinvestors (Cayman) Limited | Y |
| | Director | Aster City Cable Europe Private (Cayman) Limited | Y |
| | Director | Aster City Cable Europe (Cayman) Limited | Y |
| | Director | Aster City Cable Europe I (Cayman) Limited | Y |
| | Director | Aster City Cable EQ Coinvestors (Cayman) Limited | Y |
| | Director | Landtel N.V. | Y |
| | Director | Altitude N.V. | N |
| | Director | Financière Moulins de Champagne | N |
| | Director | Eurotax Glass's Holdings Limited | N |
| **Lord Powell of Bayswater** | Director | UK-China Forum | Y |
| | Director | British Mediterranean Airways Limited | Y |
| | Director | Sagitta Asset Management Limited | Y |
| | Director | National Westminster Bank plc | N |
| | Director | Phillips Son & Neale | N |
| | Director | Conil Luxembourg | N |

| Name | Position | Company | Position still held |
|---|---|---|---|
| | Director | Jardine Strategic Holdings | N |
| | Director | Hong Kong Land Holdings | N |
| | Director | Dairy Farm International Holdings | N |
| | Director | Jardine Lloyd Thompson | N |
| | Director | Arjo Wiggins Appleton | N |
| | Director | Said Holdings | N |
| | Director | Montaigne Participation et Gestion | N |
| | Director | Financière Agache | Y |
| | Director | Nelfi | N |
| | Director | Jardine Matheson Holdings | N |
| | Director | Moet-Hennessy Louis Vuitton | Y |
| | Director | Caterpillar Inc. | Y |
| | Director | Textron Corporation | Y |
| | Director | Matheson & Co. Limited | Y |
| | Director | Mandarin Oriental Hotel Group | Y |
| | Director | The J. Rothschild Name Company Limited | N |
| | Director | Singapore Millenium Foundation | Y |
| | Director | Schindler Holdings | Y |
| | Director | Sagitta Investment Advisers Limited | Y |
| | Director | LVMH Services Limited | Y |
| | Director | Falgos Investments Limited | Y |
| | Director | Tiphook plc | N |
| | Director | The Hong Kong Association | N |

4.4 Save as disclosed in this paragraph 4, at the date of this document none of the Directors:

(a) has been a director or partner of any companies or partnerships at any time in the previous five years; or

(b) has any unspent convictions in relation to indictable offences; or

(c) has been bankrupt or entered into an individual voluntary arrangement; or

(d) was a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors; or

(e) has been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership; or

(f) has had his assets the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; or

(g) has been subject to any public criticism by any statutory or regulatory authority (including any recognised professional body) or has ever been disqualified by a court from acting as a director of a company or from acting in the management or conducting the affairs of any company.

## 5. Directors' and Other Interests in the Company

5.1 The interests of the Directors in the share capital of the Company (all of which are beneficial unless otherwise stated) which:

(a) have or will have been notified to the Company pursuant to sections 324 and 328 of the Act;

(b) are required to be entered into the register referred to in section 325 of the Act; or

(c) are interests of a connected person (within the meaning of section 346 of the Act) which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, as at Admission will be as follows:

| Name | Number of Ordinary Shares held on Admission[1] | Percentage of issued share capital held on Admission[1] | Number of Ordinary Shares under option on Admission[2] |
|---|---|---|---|
| Charles Carey | 105,263 | 0.02 | — |
| John Coghlan | 52,632 | 0.01 | — |
| John Condron | 7,378,440 | 1.06 | 964,912 |
| John Davis | 3,001,250 | 0.43 | 596,491 |
| Joachim Eberhardt | 52,632 | 0.01 | — |
| Lyndon Lea[3] | 200,000 | 0.03 | — |
| Lord Powell of Bayswater | 52,632 | 0.01 | — |
| Robert Scott | 105,263 | 0.02 | — |

(1) Assumes that (a) no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements; (b) all of the actions set out in paragraph 2.3 of this Part X are completed in full; and (c) no Ordinary Shares have been issued under any of the New Schemes described in paragraph 7.2 of this Part X.

(2) For details of options granted under the Existing Yell Schemes as at Admission see paragraph 7.1(f) "Incentive Schemes—Existing Schemes—Summary of options granted under Existing Yell Schemes" of this Part X and for details of options granted under the New Share Schemes as at Admission see paragraph 7.2(g) "Incentive Schemes—New Schemes—Options under New Share Schemes" of this Part X.

(3) On Admission, the Ordinary Shares will be held by HMTF Cayman Four Limited, which has entered into an agreement with Ogier Trustee Limited under which Ogier Trustee Limited will, immediately following Admission, purchase the 200,000 Ordinary Shares as trustee of the LTS Trust, of which Lyndon Lea is the settlor and one of the beneficiaries.

As at Admission, no member of any of the Directors' immediate families or any person connected with any Director within the meaning of section 346 of the Act has any interest in the share capital of the Company.

5.2 Lord Powell is a member of the European Strategy Board of Hicks Muse. Lyndon Lea, a partner of Hicks Muse, was appointed as a Director by the Hicks Muse Participating Shareholders (acting together) prior to Admission. The Hicks Muse Participating Shareholders have the right to appoint a director to the board of the Company pursuant to the Company's articles of association, see paragraph 3.2(e) "Summary of the Memorandum and Articles of Association—Articles of Association—Directors" of this Part X, and pursuant to the terms of the Shareholders Agreement see paragraph 11.21(b) "Material Contracts—Shareholders Agreement" of this Part X. The interests of certain of the Hicks Muse Participating Shareholders in the issued share capital of the Company are set out in paragraph 5.6 of this Part X and the total interests of the Hicks Muse Participating Shareholders in the issued share capital of the Company are set out in paragraph 5.7 of this Part X. For details of certain fees paid, and to be paid, to affiliates of Hicks Muse, see paragraphs 5.8 and 5.9 of this Part X.

5.3 The interests of the Directors together are expected to represent approximately 1.58% of the issued share capital of the Company after Admission (assuming that (a) no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements, and (b) the actions set out in paragraph 2.3 of this Part X are carried out in full).

5.4 Save as set out in this Part X "Additional Information", none of the Directors will have any interest in the share or loan capital of the Company on Admission and there is no person to whom any capital of any member of the Group is under option or agreed unconditionally to be put under option.

5.5 Save as set out in paragraph 5.2 of this Part X, no Director has or has had any interest in any transactions that are or were unusual in their nature or conditions or are or were significant to the business of the Group and which were effected by the Company or any Group company during the current or immediately preceding financial year or during an earlier financial year and which will, following Admission, remain in any respect outstanding or unperformed.

exercised will be reduced on a straight-line basis to the 50th position of the FT-SE 100, at which point 25% of the options may be exercised. If the Company's total shareholder return at the end of the three-year period would place the Company below the 50th position of the FT-SE 100, no options will be exercisable. In addition, the Company has stated its intent to give annual grants of options (at levels and with performance conditions to be determined) subject to the discretion of the Board or any designated committee. Each Executive Director is provided with life assurance equivalent to four times annual salary, car and telecommunications services, health club membership and an allowance for personal tax and financial planning. Each Executive Director is also provided with private health cover and long-term disability insurance.

Mr Condron is a member of Section Two of the Yell Pension Plan (as defined in paragraph 8.1 "Yell Pension Plan" in this Part X), which provides benefits on a defined benefits basis. Prior to the Yell Purchase, Mr Condron was a member of Section B of the BT Pension Scheme (as defined in paragraph 8.1 "Yell Pension Plan" in this Part X). As Mr Condron joined the BT Pension Scheme in January 1973, he is not subject to the "earnings cap" imposed by the Finance Act 1989. Mr Condron is entitled to an enhancement of his pensionable service under the Yell Pension Plan. Since 1 July 1996, Mr Condron has been granted an additional 71 days of pensionable service for each actual year of pensionable service in the BT Pension Scheme or the Yell Pension Plan. The Company has agreed that this enhancement will continue until 13 November 2009, giving a total additional service credit of two years and 220 days. If Mr Condron remains a member of the Yell Pension Plan until his normal retirement date, this enhancement will bring his forecasted total pensionable service at age 60 to 40 years. If he leaves the Company's employment before age 60 his pensionable service will include the additional days granted in respect of pensionable service up to the date of leaving.

Mr Davis joined the Yell Pension Plan on 25 September 2000. He is contractually entitled to a pension accruing at 1/45th of uncapped pensionable salary for each year of pensionable service under the Yell Pension Plan. This contractual entitlement is partially met by Mr Davis being a member of both Section One (on special terms) and Section Three of the Yell Pension Plan, both of which provide benefits on a defined benefit basis. Under Section Three of the Yell Pension Plan, Mr Davis will be provided with a pension of 1/60th of salary up to the Finance Act 1989 "earnings cap". Under Section One of the Yell Pension Plan, Mr Davis will be provided with a pension of 1/30th of salary up to the "earnings cap" subject to a maximum total pension from the Yell Pension Plan of 20/30ths of capped salary. The entitlement under the contractual arrangement which exceeds the approved benefit is currently being provided on an unfunded basis. Mr Davis pays contributions of 6% of the earnings cap to Section Three of the Yell Pension Plan and 9% of the earnings cap to Section One of the Yell Pension Plan.

Mr Davis is contractually entitled to a lump-sum life assurance benefit of four times uncapped salary. The contractual life cover that exceeds the approved benefit which can be provided from the Yell Pension Plan is provided on an unapproved basis.

Each Executive Director is subject to non-solicitation (of clients and employees) and non-competition restrictive covenants during service and one year thereafter, and a confidentiality restrictive covenant of unlimited duration.

6.2 The Non-Executive Directors have each been issued with a letter of appointment confirming their appointment for initial periods ranging from one year to three years, unless terminated by either party giving the other three months' written notice. The appointments are subject to the provisions of the Act and the Company's articles of association, in particular the need for periodic re-election. Charles Carey, John Coghlan, Joachim Eberhardt, Lyndon Lea and Lord Powell will each be paid fees for services as a Non-Executive Director of £50,000 per annum (plus VAT if applicable). An additional fee of £10,000 per annum is payable for chairing committees and £5,000 per annum per committee is payable for membership of committees. Robert Scott will receive aggregate fees of £150,000 per annum (plus VAT if applicable) for services as a Non-Executive Director and as the Company's Chairman. Mr Scott will also receive an additional fee of £10,000 per annum for chairing committees and £5,000 per annum for membership of committees. Each of the Non-Executive Directors is entitled to reimbursement of reasonable expenses and directors and officers liability insurance cover. Any necessary independent legal advice will be provided at the Company's expense. Each Non-Executive Director has agreed that, in the event that information regarding a business opportunity that may be of interest to the Group comes to his attention in his capacity as a director of the Company, he will not disclose that information for the purposes of any competing business interest. In addition, Mr Lea has agreed that where any such information comes to his attention other than in his capacity as a director of the Company (or where the capacity in which he receives such information is unclear) he will not disclose that information to the Company unless such information is not of interest to any competing business interest he may have. For information on the Ordinary Shares issued to certain of the Non-Executive Directors, see paragraph 2.3 (k) of this Part X.

6.3 For the 2003 financial year, the aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) granted to the directors of the Company by the Group was £1,973,366. It is estimated that for the 2004 financial year, under arrangements in force at the date of this document, the remuneration of the Directors will be approximately £2,430,000.

6.4 There is no arrangement under which a Director has waived or agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

6.5 There are no outstanding loans or guarantees granted or provided by any member of the Group to, or for the benefit of, any of the Directors.

## 7. Incentive Schemes

7.1 *Existing Schemes*

The Company has adopted the Yell Group Limited Employee Plan (the "Yell Employee Plan"), the Yell Group Limited US Employee Plan (the "Yell US Employee Plan"), the Yell Group Limited Senior Manager Incentive Plan (the "Yell Manager Plan") and the Yell Group plc Yellow Book (USA) West Management Share Option Scheme (including the US Supplement) (the "Yellow Book (USA) West Management Scheme") (together the "Existing Yell Schemes") for employees of any participating company (being the Company and any subsidiary) that the previous remuneration committee of the Board (including the Chief Executive Officer of Yellow Book USA) (the "committee") in its absolute discretion decided should be a participating company).

Yellow Book USA, Inc. (an indirect subsidiary of the Company) has adopted the Yellow Book USA, Inc. Phantom DDB Plan (the "Phantom DDB Plan") and the Yellow Book USA Management Equity Plan (the "US Equity Plan") (together the "Existing Yell US Schemes") for employees of Yellow Book USA, Inc. and its subsidiaries in the United States.

The Existing Yell Schemes (except the Yellow Book (USA) West Management Scheme) and the Existing Yell US Schemes are all administered by the committee or, where relevant, the trustee for the time being of the Yell Employee Benefit Trust (the "Trustee"). The terms of the Trustee's appointment are set out in the Trust Deed establishing the Yell Employee Benefit Trust dated 13 March 2002. The Yellow Book (USA) West Management Scheme is administered by the committee.

**It is proposed that no more options will be granted under the Existing Yell Schemes and the Existing Yell US Schemes after Admission.**

*(a) The Yell Group Limited Employee Plan*

The Yell Employee Plan has the following main features:

(i) *Eligibility*

The Yell Employee Plan is only available to employees of any participating company (including an employee who is also a Director, but excluding Non-Executive Directors of the Company).

(ii) *Grant of options*

Options may be granted at any time to eligible employees by the committee or the Trustee to acquire such number of ordinary shares as the committee or the Trustee (taking into account recommendations of the committee) may determine at such price and subject to such objective conditions as it may in its absolute discretion think fit (although the exercise price may not be less than the nominal value of an ordinary share).

(iii) *Limits*

No option to subscribe for ordinary shares may be granted under the rules of the Yell Employee Plan if, when aggregated with (i) the number of ordinary shares issued on the exercise of (or remaining capable of being issued on the exercise of) options, and (ii) the number of ordinary shares issued on the exercise of options (or remaining capable of being issued) pursuant to any other share incentive plan established by the Company (excluding any ordinary shares issued or issuable within the limits set out in the Yell Manager Plan and the Yellow Book (USA) West Management Scheme) would exceed two million ordinary shares.

(iv) *Exercise of options and lapse of options*

An option granted under the Yell Employee Plan may not be exercised until the occurrence of an Exit Event (being a Sale, Quotation (including Admission), Winding-Up or Change of Control of the Company (each as defined in the rules of the Yell Employee Plan)) and subject to the satisfaction of any conditions imposed (if any).

In the event of a Quotation (including Admission):

(aa) an option may not be exercisable if it was granted on terms that prevented it being exercisable until a period of time following the Quotation, in which case the option shall be exercisable from the date specified in the option certificate; and

(bb) if all or some of the shareholders are required to give undertakings not to sell some of their ordinary shares in order to maintain a regular market, then the optionholder shall also undertake not to sell his ordinary shares (or such proportion of his ordinary shares as the committee may in its discretion determine), for a period of six months from the date of the Quotation or such shorter period as the committee may determine (and no option shall be exercised until such an undertaking has been given).

An optionholder may exercise his option in respect of all or some of the ordinary shares comprised in the option.

If an optionholder ceases to be an employee of the Company or any subsidiary in certain circumstances including death, retirement, redundancy, injury or disability, the option will be exercisable within a specified period from the date of such cessation.

The Company shall bear any liability to employer's National Insurance Contributions arising in relation to the option.

(v) *Adjustment of option terms*

In the event of an increase, or variation of the share capital of the Company, the committee (or, where relevant, the Trustee) may make such adjustments as it considers fair and reasonable to the number of ordinary shares in respect of which any option granted under the Yell Employee Plan may be exercised, the price payable for the ordinary shares under any option or any limits set out in the Yell Employee Plan, provided that the price payable per ordinary share on the exercise of an option to subscribe for ordinary shares shall not be less than a sum equal to the nominal value of an ordinary share.

(vi) *Modifications to the scheme*

The basic structure of the Yell Employee Plan cannot be altered without the prior sanction of an ordinary resolution of the Company in general meeting.

(vii) *Termination*

The Board may at any time (without prejudice to the rights of the optionholders under subsisting options) suspend or terminate the operation of the Yell Employee Plan.

*(b) The Yell Group Limited US Employee Plan*

Options may be granted under the Yell US Employee Plan in accordance with the provisions as set out above in relation to the Yell Employee Plan with the following modifications:

(aa) if the option was granted on 14 March 2002, the option may not be exercised until or after the date falling six months after the date of Quotation (as defined in the Yell US Employee Plan) or such earlier date as the committee may, in its absolute discretion decide;

(bb) such modifications as are necessary to enable options to be granted on terms that they qualify as Incentive Stock Options within the meaning of Sections 421 and 422 of the US Internal Revenue Code of 1986 (as amended); and/or

(cc) such modifications as are necessary to comply with applicable US federal or state securities law.

In all other respects, the rules of the Yell US Employee Plan follow the rules of the Yell Employee Plan.

*(c) The Yell Group Limited Senior Manager Incentive Plan*

The Yell Manager Plan has the following main features:

(i) *Eligibility*

The Yell Manager Plan is only available to employees of any participating company (including an employee who is also a Director, but excluding Non-Executive Directors of the Company).

(ii) *Grant of options*

Options may be granted at any time to eligible employees by the committee or the Trustee to acquire such number of ordinary shares as the committee or the Trustee (taking into account recommendations of the committee) may determine at such price and subject to such objective conditions as it may in its absolute discretion think fit (although the exercise price may not be less than the nominal value of an ordinary share).

(iii) *Limits*

No option to subscribe for ordinary shares may be granted under the rules of the Yell Manager Plan if, when aggregated with (aa) the number of ordinary shares in issue on that date (excluding any ordinary shares that are issued within (and count towards) the limit set out in the Yell Employee Plan); (bb) the number of ordinary shares remaining capable of being issued on the exercise of options granted under the Yell Manager Plan; and (cc) the number of ordinary shares capable of being issued pursuant to any other rights in existence on that date (excluding any ordinary shares issuable within (and counting towards) the limit set out in the Yell Employee Plan and the Yellow Book (USA) West Management Scheme), would exceed 10 million ordinary shares.

(iv) *Exercise of options and lapse of options*

An option granted under the Yell Manager Plan may not be exercised until the occurrence of an Exit Event (being a Sale, Quotation (including Admission), Winding-Up or Change of Control of the Company (each as defined in the rules of the Yell Manager Plan)) and (subject to the satisfaction of any conditions imposed, if any).

In the event of a Quotation (including Admission):

(aa) an option may not be exercisable if it was granted on terms that prevented it being exercisable until a period of time following the Quotation, in which case the option shall be exercisable from the date specified in the option certificate;

(bb) if all or some of the Shareholders are required to give undertakings not to sell a percentage of their ordinary shares in order to maintain a regular market (referred to as the "Relevant Shareholders") then the optionholder shall also undertake not to sell the same percentage of his or her ordinary shares (referred to as "Restricted Shares") for the same period of time as the majority of the Relevant Shareholders are so restricted (and the optionholder may not exercise this option unless he has entered into such an undertaking); and

(cc) if the Relevant Shareholders are subsequently permitted to sell a proportion of their ordinary shares, then the optionholder shall also be able to sell a proportion of his Restricted Shares, such proportion being equal to the highest proportion of shares that the Relevant Shareholder is permitted to sell.

An optionholder may exercise his option in respect of all or some of the ordinary shares comprised in the option.

If an optionholder ceases to be an employee of the Company or any subsidiary in certain circumstances including death, retirement, redundancy, injury or disability the option (or such vested portion of the option, where relevant) will be exercisable for a specified period from the date of such cessation.

The Company shall bear any liability to the employer's National Insurance contributions arising in relation to the option.

(v) *Adjustment of option terms*

In the event of an increase, or variation of the share capital of the Company, the committee (or, where relevant, the trustee) may make such adjustments as it considers fair and reasonable, to the number of ordinary shares in respect of which any option granted under the Yell Manager Plan may be exercised, the price payable for the ordinary shares under any option or any limits set out in the Yell Manager Plan, provided that the price payable per ordinary share on the exercise of an option to subscribe for ordinary shares shall not be less than a sum equal to the nominal value of an ordinary share.

(vi) *Modifications to the scheme*

The basic structure of the Yell Manager Plan cannot be altered without the prior sanction of an ordinary resolution of the Company in general meeting.

(vii) *Termination*

The Board may at any time (without prejudice to the rights of the optionholders under subsisting options) suspend or terminate the operation of the Yell Manager Plan.

*(d) The Yell Group plc Yellow Book (USA) West Management Share Option Scheme*

The Yellow Book (USA) West Management Scheme is for certain key individuals employed by Yellow Book USA ("Yellow Book Management"). It is administered by the committee and has the following main features:

*(i) Eligibility*

The Yellow Book (USA) West Management Scheme is only available to an employee or director of Yellow Book USA or one of its subsidiaries who is required to devote substantially the whole of his working time to the performance of his duties.

(ii) *Grant of Options*

Options may be granted at any time to eligible employees by the committee or the trustee (taking account of the recommendations of the committee) to acquire such number of ordinary shares at such price and subject to such terms and conditions as the committee or the trustee (taking account of the recommendations of the committee) may in its absolute discretion determine. Options may be granted on any day prior to Admission.

(iii) *Limits*

The total aggregate number of ordinary shares over which options may be granted under the rules of the Yellow Book (USA) West Management Scheme shall not exceed 550,000 ordinary shares.

(iv) *Exercise of options and lapse of options*

Options vest and become exercisable on a straight-line basis over a three-year period (one third in each year) from the date of grant of the options. Special rules apply on the change of control of the Company whereby the committee may determine that options vest and become exercisable on a listing.

In the event that a participant ceases to be in employment by reason of death, injury, disability, retirement at statutory age or any other circumstance that the committee in its absolute discretion so determines, his option will fully vest and be exercisable in its entirety, subject to and at the discretion of the committee.

Options will lapse five years after the date of grant or immediately on a participant ceasing to be in employment in circumstances other than those described above and (if relevant) on the bankruptcy of the participant.

The exercise price of the option shall be determined by the committee or the trustee (but shall not be less than £3.51 per ordinary share). The exercise price may be rebased in certain circumstances.

(v) *Modification to the scheme*

The committee may by resolution at any time amend the rules of the Yellow Book (USA) West Management Scheme, although no amendment maybe made which would abrogate or materially affect the subsisting rights of a participant unless it is made with his written consent or approved by resolution at a meeting of the participants passed by more than 50% of the participants who attend and vote in person or by proxy.

(vi) *Termination*

No options may be granted under the Yellow Book (USA) West Management Scheme more than five years after the effective date.

*The Yell Group plc Yellow Book (USA) West Management Share Option Scheme – US Supplement (the "US Supplement")*

Options may be granted under the US Supplement of the Yellow Book (USA) West Management Scheme to eligible employees employed in the United States of America at the absolute discretion of the committee in accordance with the provisions set out above in relation to the Yellow Book (USA) West Management Scheme with the following modifications:

(aa) only non qualified stock options may be granted;

(bb) unless otherwise provided in the option certificate, the acquisition price of the options shall not be less than the higher of the exercise price determined in accordance with the rules of the Yellow Book (USA) West Management Scheme and 85% of the fair market value (within the meaning of Section 422 of the US Tax Code) of such ordinary shares on the date of grant;

(cc) the Company may cancel outstanding options at any time by paying the relevant participant a cash sum equal to the amount by which the value of the total number of ordinary shares subject to the option exceeds the aggregate exercise price of such shares; and

(dd) the US Supplement and any options granted pursuant to it shall comply with applicable US federal or state securities laws.

*(e) Yellow Book USA Management Bonus Arrangements*

In October 2002, Yellow Book USA offered each of the individuals who were granted options under the Yellow Book (USA) West Management Scheme an opportunity to earn a specified cash bonus (in addition to the options granted to them under the Yellow Book (USA) West Management Scheme on 19 September 2002). One half of the stated cash bonus will be payable on Admission and the balance will be payable six months after Admission provided that the individuals concerned are employed by Yellow Book or one of its subsidiaries on the respective bonus payment dates. A total cash bonus pool of $4,999,900 has been offered to 34 individuals (in differing proportions).

*(f) Summary of options granted under the Existing Yell Schemes*

The following table sets out details of options granted under the Existing Yell Schemes as at Admission:

| Plan | Total number of options granted over ordinary shares[1] | Exercise price per ordinary share | Total number of options granted over Ordinary Shares | Exercise price per Ordinary Share[3] |
|---|---|---|---|---|
| Yell Senior Manager Plan[2] | 2,900,000 | £0.01 | 7,945,048 | £0.00365 |
| Yell Employee Plan | 809,400 | £0.01 | 2,215,058 | £0.00365 |
| Yell US Employee Plan | 371,700 | £0.01 | 1,017,219 | £0.00365 |
| Yellow Book (USA) West Management Scheme | 535,133 | £3.51 | 1,466,080 | £1.28117 |
| Total | 4,616,233 | | 12,643,405 | |

(1) Options have been granted over a number of ordinary shares which will be converted to options over Ordinary Shares pursuant to the reorganisation of the Company's share capital described in paragraph 2.3 of this Part X.

(2) Under the Yell Senior Manager Plan, John Condron has been granted as at Admission options over 397,570 ordinary shares which will be converted into options over 1,089,217 Ordinary Shares pursuant to the reorganisation of the Company's share capital described in paragraph 2.3 of this Part X. Under the Yell Senior Manager Plan, John Davis has been granted as at Admission options over 165,654 ordinary shares which will be converted into options over 453,840 Ordinary Shares pursuant to the reorganisation of the Company's share capital described in paragraph 2.3 of this Part X.

(3) Each optionholder will pay £0.00365 of the exercise price per Ordinary Share. The Yell Employee Benefit Trust will pay the remaining £0.00635 of the exercise price per Ordinary Share using contributions from the Yell Group.

Accordingly, options over 12,643,405 Ordinary Shares have been granted as at Admission under the Existing Share Schemes, of which 3,350,384 have been conditionally exercised by the relevant optionholders and in respect of which the Company will issue 3,350,384 Ordinary Shares as referred to in paragraphs 2.3(i) and 2.3(j) of this Part X, leaving options over 9,293,021 Ordinary Shares unissued. Of these, 7,934,656 Ordinary Shares have been reserved for issue to Mourant & Co. Trustees Limited each for an amount per Ordinary Share equal to its nominal value to be paid up in full in cash in relation to the exercise of certain options under the Existing Share Schemes in its capacity as trustee in relation to certain of the Existing Share Schemes.

*(g) Yellow Book USA, Inc. Phantom DDB Plan (the "Phantom DDB Plan")*

Under the Phantom DDB Plan, units representing an initial sum of $44,918,182 have been granted to certain employees of Yellow Book USA and its subsidiaries. These units, called Phantom Units, generally have the same economic benefits and risks as if that amount were invested in the DDBs. The Phantom Units are subject to vesting over three years. The vesting accelerates upon Admission.

In accordance with the Management Incentive Plan Trust and Distribution Agreement (see paragraph 11.14 "Management Incentive Plan Trust and Distribution Agreement" in this Part X), payments of Ordinary Shares in respect of the Phantom Units shall be allocated to the Phantom DDB Plan Participants but will be distributed to and held by Yell Management Company LLC. Any Ordinary Shares allotted directly to Yell Management Company LLC on behalf of the Phantom DDB Plan Participants will be held by Yell Management Company LLC until the earlier of the disposition of Ordinary Shares by the Institutional Participating Shareholders or one year from the date of any such allotment.

The Company has guaranteed Yellow Book USA's obligations under the Phantom DDB Plan. Conditional on Admission, the Company will allot 13,568,179 Ordinary Shares in accordance with the terms of the Phantom DDB Share Exchange Agreement (see paragraph 11.21(c) "Phantom DDB Plan Share Exchange Agreement" in this Part X) in consideration for the release of its guarantee under the Phantom DDB Plan and the Phantom DDB Plan will terminate.

*(h) Yellow Book USA, Inc. Management Equity Plan (the "US Equity Plan")*

Under the US Equity Plan, units representing all of the equity interests ("LLC Interests") in Yell Management Company LLC have been granted to certain employees of Yellow Book USA and its subsidiaries. Yell Management Company LLC holds limited partnership interests in Yellow Pages Investments L.P., the limited partnership through which the Institutional Participating Shareholders made their initial investments in the Company, based on a capital contribution to the limited partnership of £57,863. The LLC Interests are subject to vesting over three years. The vesting accelerates upon Admission.

In accordance with the Management Incentive Plan Trust and Distribution Agreement (see paragraph 11.14 "Management Incentive Plan Trust and Distribution Agreement" in this Part X), if Yell Management Company LLC receives Ordinary Shares in respect of its partnership interests in Yellow Pages Investments L.P., Yell Management Company LLC will not distribute any such Ordinary Shares to the participants of the US Equity Plan until the earlier of the disposition of Ordinary Shares by the Institutional Participating Shareholders or one year from the date of any such receipt.

7.2 *New Schemes*

*(a) The Yell Group plc Sharesave Plan (the "Yell Sharesave Plan")*

The Yell Sharesave Plan has been adopted by the Company conditionally on Admission (subject to any amendments required by the Inland Revenue) and was submitted to the Inland Revenue for approval on 26 June 2003. It is administered by the remuneration committee of the board of the Company (the "committee"), or where relevant, the trustee for the time being of any employee benefit trust established by the Company (the "trustee") and has the following main features:

(i) *Eligibility*

The Yell Sharesave Plan is available to all directors of any participating company who work at least 25 hours a week, and all employees of a participating company, in either case with a minimum period of continuous employment determined by the committee not exceeding five years and who are UK resident taxpayers. The committee may permit other employees or categories of employees of participating companies to participate.

Eligible employees who wish to participate must enter into a savings contract for a period of three or five years under which they will contribute payments of between £5 and £250 per month and a bonus is added at the end of three, five or seven years. In conjunction with the savings contract, an eligible employee is granted an option to subscribe for Ordinary Shares out of the repayment made under that contract at the end of three, five or seven years.

Options granted under the Yell Sharesave Plan are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives. Ordinary Shares acquired on the exercise of options will rank *pari passu* with Ordinary Shares then in issue.

(ii) *Exercise price*

The exercise price of any particular option will not be manifestly less than 80% of the market value of the Ordinary Shares at the date of grant. The market value of the Ordinary Shares shall be determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992 ("Part VIII").

(iii) *Scheme limits*

The Yell Sharesave Plan is subject to an overall limit on the number of Ordinary Shares which may be acquired on subscription with such limit being that on any date, the aggregate number of Ordinary Shares in respect of which options may be granted may not, when added to the number of Ordinary Shares issued or remaining issuable in the previous 10 years under the Yell Sharesave Plan and any other employee share scheme adopted by the Company, exceed 10% of the number of Ordinary Shares in issue on that date.

In determining the above limit, any Ordinary Shares issued or that may be issued to satisfy any options granted by the trustee shall be regarded as options to subscribe for Ordinary Shares and no account shall be taken of any Ordinary Shares where the right to acquire such Ordinary Shares was released or lapsed without being exercised or was granted pursuant to the Existing Yell Schemes.

(iv) *Rights of exercise and lapse of options*

Options may normally only be exercised within the six-month period following the three- or five-year duration of the contract (or after seven years). If a participant ceases to be an employee in certain circumstances including retirement, redundancy, death, injury or disability, the option will be exercisable within a specified period from the date of the event causing such termination of employment. Special provisions apply in the event of a takeover or reorganisation of the Company.

(v) *Adjustments*

Following an adjustment of the share capital of the Company, the committee or the trustee (taking account of the recommendations of the committee) may adjust the number of Ordinary Shares under option and the option exercise price to the extent the auditors considered this to be fair and reasonable. Such adjustment requires the approval of the Inland Revenue.

(vi) *Alterations*

Certain minor amendments may be made to the Yell Sharesave Plan by the committee to benefit its administration or to obtain favourable tax or other treatment. However, the basic structure of the Yell Sharesave Scheme cannot be altered without the prior approval of the Company in a general meeting or, where necessary, the Inland Revenue.

(vii) *Termination*

The Yell Sharesave Plan terminates on the tenth anniversary of its approval by the Company or any earlier time by resolution of the Committee or by ordinary resolution of the Company in general meeting. Termination will be without prejudice to subsisting rights of the participants.

*(b) The Yell Group plc Executive Share Option Scheme (the "Yell Share Option Scheme")*

The Yell Share Option Scheme contains an unapproved section (Section A) and a section in a form capable of approval by the Inland Revenue (Section B) (the "Approved Section"). The Yell Share Option Scheme has been adopted by the Company conditionally on Admission and was submitted to the Inland Revenue for approval in respect of the Approved Section on 26 June 2003.

It may be operated in conjunction with the Yell Employee Benefit Trust and the trustee for the time being thereof. It has the following main features:

*Section A*

(i) *Eligibility*

Options may be granted to eligible employees of any participating company who are not within six months of normal retirement date as selected by the committee.

(ii) *Grant of options*

The price per Ordinary Share at which options will be exercised will not be less than the market value of the Ordinary Shares at the date of grant. The market value of the Ordinary Shares shall be determined in accordance with Part VIII of the Yell Share Option Scheme.

Options will normally be granted within the period of 42 days commencing on the day after any of the following:

(aa) the date on which the Company releases its quarterly, half-yearly or final results for any financial period; or

(bb) the date on which listing particulars or a document containing equivalent information relating to shares is issued.

Once the Ordinary Shares become listed and the committee considers that exceptional circumstances justifying the grant of options, options may be granted outside these periods.

In most circumstances an objective performance condition must be satisfied before an option can be exercised. Appropriate performance conditions shall be determined by the remuneration committee prior to the grant of any of options under the Yell Share Option Scheme.

An option granted under the Yell Share Option Scheme may not be transferred, assigned, charged or otherwise alienated other than to the participant's personal representative on death. Any other purported transfer, assignment, charge, disposal or dealing with the rights and interests of the participant will render the option void.

(iii) *Limits on the issue of new shares*

The Yell Share Option Scheme is subject to the following limits on the overall number of Ordinary Shares which may be issued:

(aa) in any 10-year period, not more than 5% of the issued ordinary share capital of the Company in aggregate may be placed under option under the Yell Share Option Scheme and any other executive share option scheme adopted by the Company; and

(bb) in any 10-year period, not more than 10% of the issued ordinary share capital of the Company in aggregate may be placed under option under the Yell Share Option Scheme and any other employee's share scheme adopted by the Company be it where participation is extended to all employees on similar terms or limited to employees of executive status only.

In determining the above limit no account shall be taken of any Ordinary Shares where the right to acquire such Ordinary Shares was released or lapsed without being exercised or was granted pursuant to the Existing Yell Schemes.

In general, the market value of the Ordinary Shares subject to each option at the date of grant will be determined by the committee or the trustee (acting on the recommendation of the committee) in its absolute discretion.

(iv) *Exercise of option*

Normally options may only be exercised after three years of their initial date of grant. If a participant ceases to be an employee in certain circumstances including death, retirement, redundancy, injury or disability, the option may be exercised within a specified period from the date of the event causing such termination of employment. Special provisions apply in the event of a takeover or reorganisation of the Company.

(v) *Discharge of option in cash/National Insurance contributions indemnity*

If a participant gives notice of exercise of an option, the committee (or the Trustee taking account of the recommendation of the committee) may in lieu of allotting Ordinary Shares, pay the participant a cash sum equal to the amount by which the market value of the Ordinary Shares pursuant to the option on the date of exercise, exceeds the aggregate acquisition price of those Ordinary Shares.

If required by the Company, a participant must enter into an election under paragraph 3(B) of Schedule 1 of the Social Security Contributions and Benefits Act 1992 whereby the Company's or any subsidiary of the Company's National Insurance contributions liability which arises on exercise of the option is transferred to the participant.

(vi) *Amendments to the scheme's rules*

Certain minor amendments may be made to the rules of the Yell Share Option Scheme by the committee to benefit its administration or to obtain favourable tax or other treatment. However, the basic structure of the Yell Share Option Scheme cannot be altered without the prior approval of the Company in general meeting. Amendments to key features of the Approved Section require the prior approval of the Inland Revenue.

*Section B*

The following provisions specifically apply to the Approved Section:

(i) *Performance requirements*

Any performance requirements, additional terms and conditions shall require the prior approval of the Inland Revenue to the extent that such provisions are key features and necessary in order to meet the requirements of the legislation relating to Inland Revenue approved company share option plans.

(ii) *Individual limits*

The aggregate price payable for Ordinary Shares at the date of grant which may be acquired pursuant to options granted to the optionholder under the Approved Section or any other Inland Revenue-approved share option scheme (not being a savings-related share option scheme) established by the Company or any associated company of the Company, which have neither lapsed nor have been exercised, must not exceed £30,000.

(iii) *Discharge of option in cash*

This rule does not apply to options granted under the Approved Section.

*(c) The Yell Group plc Share Incentive Plan (the "Yell SIP")*

The Yell SIP has been adopted by the Company conditionally on Admission (subject to any amendments required by the Inland Revenue) and was submitted to the Inland Revenue for approval on 26 June 2003. It is operated through a UK resident trust (the "Yell SIP Trust") that buys or subscribes for Ordinary Shares that are subsequently awarded to employees. The Yell SIP Trust is constituted by a Trust Deed entered into between the Company, the participating companies (Yell Limited and Yellow Pages Sales Limited) and Yell SIP Trustees Limited (a company resident in the UK and incorporated on 21 June 2002 (registered number 4467291)) conditionally on Admission. The Yell SIP shall be funded either by the Company, any participating companies or the employees (if the Company decides to incorporate partnership shares).

The Yell SIP has the following main features:

(i) *Eligibility*

An employee of the Company or any subsidiary who is a UK resident taxpayer will be eligible to be offered the opportunity to participate in the Yell SIP whether they work full time or part time. The Company may also invite non-UK resident employees to participate on completion of a six-month qualifying service period.

(ii) *Grant of shares*

The Yell SIP has three main features that can be offered to employees. The rules of the Yell SIP provide that the Company can offer all three features, a single feature or a combination. The Company has not yet decided which feature or features will be offered to the employees following Admission. The three features are:

(aa) up to £3,000 of "free shares" each year can be given to employees free of tax and National Insurance contributions;

(bb) up to £1,500 in any tax year can be deducted from an employee's salary to buy "partnership shares"; and/or

(cc) the Company can give employees up to two free "matching shares" for each partnership share an employee buys.

(iii) *Free shares*

The Company can award up to £3,000 worth of free shares to each employee in a tax year. The free shares must be given to all employees on the same terms. This means that the number of free shares an employee receives shall be determined by standard criteria relating to remuneration, length of service or similar factors as set out in the Yell SIP Rules. The award of free shares may be subject to objective performance conditions which must be satisfied.

Under the rules of the Yell SIP, there are two ways of awarding Ordinary Shares on the basis of performance:

(aa) method 1—up to 80% of the free shares awarded can be linked to performance. The highest award by reference to performance to any employment cannot be more than four times greater than the highest award made to an employee without any performance condition;

(bb) method 2—all free shares may be awarded by reference to performance as long as the awards made to the employees in each performance unit are made on the same terms to all employees in that unit.

The Company has not yet determined which performance method it will use, if any, in relation to awards of free shares. However, if one of the performance methods is used or performance conditions are adopted, employees shall be given details of the performance conditions and measures before the relevant performance period starts.

The Company shall specify a holding period throughout which the participant shall be bound by the terms of a free share agreement. The holding period shall be a specified period of not less than three years and no more than five years from the date the free shares are awarded;

When an employee ceases to be employed by the Company or any subsidiary, his free shares will normally be transferred to him.

At the end of the five-year holding period the employee shall become entitled to the free shares unconditionally. The employee can then either chose to leave them in the Yell SIP Trust or take them out and hold them elsewhere, or sell them. Employees not wanting to pay income tax or National Insurance contributions on the free shares must keep them in the Yell SIP Trust for the period of five years.

(iv) *Partnership Shares*

If the Company offers employees the opportunity to acquire partnership shares under the Yell SIP, they shall enter into an agreement with the Company to allocate part of their pre-tax salary to buy the partnership shares. There is an overall limit of £1,500 of their pre-tax salary that can be allocated for the purchase of partnership shares in any tax year provided that no amount exceeding 10% of an employee's salary in any tax year may be deducted for the purchase of partnership shares.

The rules of the Yell SIP provide for the purchase of partnership shares out of monthly deductions from employees with partnership shares being bought within 30 days of the deduction from salary at a price that represents the average cost of those shares to the Yell SIP trustees (taking into account all employees acquiring partnership shares at the same time).

An employee may stop and restart deductions from salary at any time during the accumulation period by giving notice to the Yell SIP trustees. The employee may also withdraw partnership shares from the Yell SIP Trust at any time. If any employee withdraws from the Yell SIP Trust before partnership shares have been bought, the accumulated salary will be paid to him after deduction of PAYE and National Insurance contributions as appropriate.

(v) *Matching shares*

Under the terms of the Yell SIP, the Company can offer matching shares which are shares offered free to employees who have purchased partnership shares. When matching shares are awarded to an employee they must be offered on the same basis to all employees in a ratio of up to two matching shares for each partnership share purchased. The Company has not yet decided whether matching shares will be offered to an employee following Admission.

Matching shares shall be of the same class and carry the same rights as the partnership shares to which they relate and be appropriated to an employee on the same day as those partnership shares acquired.

When an employee enters into a partnership share agreement, he must be informed whether he is to be offered matching shares and the ratio that will apply.

Matching shares shall have the same holding period as free shares (i.e. not less than three years and no more than five years) before an employee can withdraw them from the Yell SIP.

(vi) *Dividend shares*

The Yell SIP also allows the Company to offer dividend reinvestment for employees with shares in the Yell SIP. The rules of the Yell SIP provide for dividends to be reinvested in "dividend shares" (although there is a statutory limit on the amount of dividends that can be reinvested, and any balance must be paid out to the employees and taxed in the normal way). The limit on the amount of dividends that can be reinvested in this way, tax free, is £1,500 per employee in a tax year.

Dividend shares will also be subject to a holding period of three years during which an employee will not be permitted to sell them unless he leaves the relevant employment. Once the three-year holding period has expired, the dividend shares may be withdrawn tax free or, alternatively, continue to be held in the Yell SIP Trust until the participant's employment with the Company or any subsidiary ceases.

*(d) The Yell Group plc Long Term Incentive Plan (the "Yell Incentive Plan")*

The Yell Incentive Plan has been adopted by the Company conditionally on Admission. It is not intended to qualify for Inland Revenue approval. The Yell Incentive Plan is administered by the trustee (as trustee of the Yell Employee Benefit Trust (the "trust")) in exercise of its powers under clause 4 of the trust constituted by a deed dated 13 March 2002 (the "trustee"), although the prior approval of the remuneration committee of the board of directors of the Company (including the Chief Executive Officer) of the Company (the "committee") is required in relation to matters concerning awards made or to be made and options granted or to be granted. The Yell Incentive Plan has the following main features.

(i) *Eligibility*

Awards may be given to such executive (being any bona fide employee of a participating company who is obliged by the terms of his contract of employment to devote substantially the whole of his working time to the business of the participating companies) as the trustee may, in its discretion, determine, taking account of the recommendations of and with the consent of the committee.

(ii) *Giving of Awards*

Awards, specifying the number of Ordinary Shares over which options may (if the performance target is satisfied) be granted, may only be given:

(aa) within the period of 42 days after the Yell Incentive Plan is approved by shareholders of the Company in general meeting; and thereafter

(bb) within the period of 42 days following the release by the Company to the London Stock Exchange of its quarterly, half yearly or annual results for a particular financial year; or

(cc) any date on which the trustee (taking account of the recommendations and with the consent of the committee) considers that exceptional circumstances exist which make it appropriate for awards to be given.

No awards maybe given more than 10 years after the date on which the Yell Incentive Plan is approved by shareholders in general meeting.

(iii) *The Performance Target*

A performance target will apply to awards given under the Yell Incentive Plan, such performance target to be determined by the committee and notified to the trustee in advance of the trustee making an award in any particular year. The performance target shall relate to the Company's performance over a minimum three-year period adjudged according to such objective criteria as the committee may determine having due regard to the best-practice provisions for long-term incentive schemes, and such other current guidance issued by or on behalf of the London Stock Exchange or institutional shareholders.

(iv) *Grant of Option*

The trustee may grant the executive an option to acquire such number of Ordinary Shares as is determined on the basis specified at the time the award was given if the trustee is satisfied that the performance target has been met and the executive continues to remain in full-time employment.

(v) *The Exercise Price*

The price at which the Ordinary Shares may be acquired upon the exercise of an option shall be £1 in aggregate.

(vi) *Exercise of Option*

An option is exercisable only after the third anniversary of the date of the award and cannot in any event be exercised later than the tenth anniversary of the date of grant of the option. If the option holder ceases to be an employee in certain circumstances including retirement, redundancy, death, injury or disability, the option will be exercisable within a specified period from the date of such cessation. In the event of a take-over or reorganisation of the Company, all options may be exercised. Where an award has been given to an executive but an option has not been granted, the trustee may, in its discretion and acting on the recommendation of the committee, transfer to an executive such number of Ordinary Shares in respect of which the award was made as it shall determine, but such number shall not exceed the proportion of such Ordinary Shares corresponding to such proportion of the measurement period as has elapsed at the time the change of control becomes effective.

(vii) *Limits on the Issue of New Shares*

The Yell Incentive Plan is subject to the following limits on the overall number of Ordinary Shares which maybe issued:

(aa) in any 10 year period, not more than 5% of the issued ordinary share capital of the new shares over which options to subscribe for shares ("subscription options") maybe granted under the Yell Incentive Plan and any discretionary executive share option scheme; and

(bb) in any 10 year period, not more than 10% of the issued ordinary share capital on the new shares over which subscription options maybe granted under the Yell Incentive Plan and any other employee share scheme adopted by the Company.

The market value of the Ordinary Shares subject to each option at the date of grant, will be determined by the committee in its absolute discretion.

(viii) *Amendments to the Plan Rules*

Certain amendments may be made to the Yell Incentive Plan by the trustee to obtain or maintain favourable tax, or other treatment. However, the basic structure of the Yell Incentive Plan cannot be altered without the prior consent in writing of the committee and the Company in a general meeting.

*(e) The Yell Group plc 2003 US Equity Incentive Plan (the "Yell US Equity Incentive Plan")*

The Yell US Equity Incentive Plan has been adopted by the Company conditionally on Admission. It allows the Company to issue both non-qualified and incentive stock options (together, the "Stock Options") and Ordinary Shares ("Stock Awards" and together with the Stock Options, the "Incentive Plan Awards") to officers and employees of the Company, its subsidiaries and affiliates.

(i) *Eligibility*

The Committee has sole discretion to determine who may receive Incentive Plan Awards under the Yell US Equity Incentive Plan.

(ii) *Stock Options*

(aa) *Option limitations*

The Stock Options issued by the Company may not, in the aggregate, be exercisable for more than 33,333,333 Ordinary Shares; the maximum number of Incentive Plan Awards that may be granted to any individual participant during the term and under the Yell US Equity Plan cannot exceed 3,333,333 Ordinary Shares.

The Company may not grant incentive Stock Options to anyone owning Ordinary Shares who possesses more than 10% of the total combined voting power of all classes of shares of the Company unless the exercise price is fixed at not less than 110% of the fair market value of the Company's Ordinary Shares on the date of grant.

(bb) *Exercise price*

The Committee will determine the per-share exercise price for each Stock Option on the date of grant. The exercise price for incentive Stock Options will not be less than 100% of the fair market value of the Company's Ordinary Shares on the date of grant.

(cc) *Change of control*

Special provisions apply in the event of a takeover or reorganisation of the Company.

(iii) *Stock Awards*

(aa) *Purchase price*

An officer or employee may or may not be required to pay a purchase price for Ordinary Shares granted pursuant to a Stock Award. The purchase price, if any, is as established by the committee. Stock Awards may be made in consideration of services rendered to the Company, its subsidiaries or affiliates.

(bb) *Rights as a shareholder*

The Stock Award shall specify whether the officer or employee who has received such award will have, with respect to the granted Ordinary Shares, all of the rights of a holder of Ordinary Shares, including the right to receive dividends and to vote the shares.

(cc) *Performance-based awards*

Stock Awards may be granted in a manner such that such awards qualify for the performance-based compensation exemption of Section 162(m) of the US Internal Revenue Code of 1986, as amended.

(iv) *Duration, amendment and termination*

No Incentive Plan Award may be granted more than 10 years after the effective date of the Yell US Equity Incentive Plan. With limited exceptions, the committee may amend or terminate the plan at any time.

*(f) The Yell Group plc 2003 Employee Stock Purchase Plan (the "Yell US Stock Purchase Plan")*

The Yell US Stock Purchase Plan has been adopted by the Company conditionally on Admission. It allows eligible employees of the Company, its subsidiaries and affiliates to purchase Ordinary Shares in the Company.

(i) *Eligibility*

Employees of the Company or a participating subsidiary who are scheduled to work more than five months per year and at least 20 hours per week for the Company or participating subsidiaries and have been employed by the Company or participating subsidiaries for two years (or such shorter period as the committee may determine) are eligible to participate in offerings under the Yell US Stock Purchase Plan.

(ii) *Limitations*

No employee may participate in any offering period if, upon exercise of options and the acquisition of Ordinary Shares, the participant would hold 5% or more of the then-issued share capital of the Company. In addition, no participant may accrue the right to purchase more than US$25,000 worth of Ordinary Shares under the Yell US Stock Purchase Plan in any calendar year.

(iii) *Offerings*

The Company may offer Ordinary Shares for purchase for six-month periods beginning 1 May and 1 November of each calendar year, commencing on 1 November 2003 (or such other date as the committee may determine). Alternative offerings may be made for different periods but no offer period will extend for more than 27 months.

(iv) *Employee purchases*

All Ordinary Shares must be purchased through the savings accumulated by an employee during an offer period through payroll deductions by the Company. The Ordinary Shares will be held by a broker on behalf of the employee. The Company will pay all of the brokerage commissions, fees and other charges incurred in connection with the purchase of Ordinary Shares with payroll deductions.

(v) *Purchase price*

Participating employees will be entitled to purchase Ordinary Shares at the lower of 85% of the fair market value of the Ordinary Shares on the date the Ordinary Shares are offered and 85% of the fair market value of the Ordinary Shares on the date ending the offer period when the Ordinary Shares are purchased by the employee.

(vi) *Amendment and termination*

The board of directors of the Company has the right to terminate or amend the Yell US Stock Purchase Plan, provided that the number of Ordinary Shares subject to purchase under the Yell US Stock Purchase Plan may not be increased without approval of the Company's shareholders.

*(g) Options under New Share Schemes*

The following table sets out details of options granted or authorised to be granted under the New Share Schemes as at Admission.

| Plan | Total number of options over Ordinary Shares[(1)] | Exercise price per Ordinary Share |
|---|---|---|
| Yell Sharesave Plan | — | — |
| Yell Share Option Scheme | 1,561,403 | 285p |
| Yell SIP | — | — |
| Yell Incentive Plan | — | — |
| Yell US Equity Incentive Plan[(2)] | 1,250,000 | 285p |
| Yell US Stock Purchase Plan | — | — |
| Grand Total | 2,811,403 | |

(1) Under the New Share Schemes John Condron has been granted options over 964,912 Ordinary Shares and John Davis has been granted options over 596,491 Ordinary Shares. For information on the performance conditions that have to be met before these options can be exercised, see paragraph 6.1 "Directors' Service Agreements and Emoluments" of this Part X.

(2) The remuneration committee has approved the grant of options over 1,250,000 Ordinary Shares. These options have not been allocated but will be available for allocation to certain employees of Yellow Book USA Inc., and will be granted, within 14 business days of Admission.

Accordingly, as at Admission options over 2,811,403 Ordinary Shares have been granted under the New Share Schemes, leaving options over 66,659,295 Ordinary Shares unallocated as at Admission.

## 8. Pension Schemes

In the United Kingdom, Yell Group employees participate in the Yell Pension Plan (the "Yell Pension Plan").

In the United States, employees of Yellow Book East were able to participate in the Yellow Book Pension Scheme and employees of Yellow Book West in the McLeod Pension Scheme until 31 December 2002.

The Yellow Book Pension Scheme and the McLeod Pension Scheme were replaced by a single new Yellow Book USA 401(k) Profit Sharing Plan (the "Yellow Book USA Pension Scheme"), available to Yell Group's eligible employees in the United States from 1 January 2003.

### 8.1 *Yell Pension Plan*

The Yell Pension Plan was established with effect from 6 April 1981.

Group employees who prior to the Yell Purchase participated in the BT pension scheme (the "BT Pension Scheme") continued to do so until 31 October 2001. These employees were then offered membership of the Yell Pension Plan with effect from 1 November 2001. In October 2001, the Yell Pension Plan was amended to include two additional defined benefit sections so that former BT Pension Scheme members could receive substantially similar benefits under the Yell Pension Plan for future service and an additional defined contribution section.

The Yell Pension Plan now has four benefit sections, each of which is governed by a separate set of rules. The Yell Pension Plan is a funded, contributory, exempt-approved scheme. One of the conditions of approval by the UK Inland Revenue is that the benefits for individual members do not exceed prescribed limits. Sections One to Three of the Yell Pension Plan provide defined benefits and are contracted out of the State Second Pension. Section Four attracts defined contributions and members are contracted in to the State Second Pension.

Section One provides defined benefits for those employees who were members of the Yell Pension Plan prior to the Yell purchase and is closed to new entrants. Section Two was designed to provide defined benefits similar to those provided under Section B of the BT Pension Scheme and is closed to new entrants. Former members of Section A of the BT Pension Scheme were also offered membership in Section Two of the Yell Pension Plan with effect from 1 November 2001. Section Three of the Yell Pension Plan was designed to provide defined benefits similar to those provided under Section C of the BT Pension Scheme and is closed to new entrants.

Section Four of the Yell Pension Plan provides benefits on a defined contribution basis and generally is for employees joining the Yell Pension Plan after 1 October 2001 (other than those eligible to join Section Two or Section Three on 1 November 2001).

As at 31 March 2003, there were approximately 2,430 members of Sections One, Two and Three and 170 members of Section Four of the Yell Pension Plan and a further 1,240 members who were covered for death benefits only.

There are no special arrangements for Directors or senior managers within the Yell Pension Plan, with the exception of John Davis and John Condron. For further information see paragraph 6 "Directors' Service Agreements and Emoluments" of this Part X.

Our defined-benefit pension scheme for our UK employees employed before 1 October 2001 is accounted for on a Statement of Standard Accounting Practice 24 "Accounting for Pension Costs" ("SSAP 24") basis. At the last valuation date, 5 April 2002, under SSAP 24 and on an ongoing basis, the assets of the scheme were sufficient to cover 102% of accrued benefits. Although there has been no formal valuation since this time, it is likely that the funding position has worsened due to recent adverse changes in the capital markets.

We have also complied with the transitional disclosure requirements of UK Financial Reporting Standard 17 "Retirement Benefits" ("FRS 17"). Valuations of this scheme for the purposes of FRS 17 were carried out at 31 March 2002 and 31 March 2003 by a qualified independent actuary. The liability, net of tax, measured in accordance with FRS 17 was £33 million at 31 March 2003. This deficit arose primarily as a result of recent adverse conditions in the capital markets.

Our annual pension contribution for the 2003 financial year was £8.0 million for our defined benefit pension scheme. We expect to increase our annual employer pension contribution by approximately £1.0 million from 1 April 2003. We will continue to review the funding position of the scheme to determine whether additional increases in contributions will be required. Full details of the SSAP 24 and FRS 17 disclosures are given in Note 21 of the notes to the financial information in Part VI "Accountants' Report".

The Group currently contributes 13.05% of pensionable earnings to the Yell Pension Plan Sections One, Two and Three. The Company currently makes contributions to Section Four of the Yell Pension Plan as follows:

| Year of service completed at previous month end | Employer contribution rate (percentage of pensionable earnings) |
|---|---|
| Up to 5 | 4% |
| 5-9 | 6% |
| 10-14 | 8% |
| 15+ | 10% |

The BT Pension Plan paid the balance of one transfer payment agreed under the Business Sale Agreement on 19 September 2002. For further information, see paragraph 11.8 "Material Contracts—Business Sale Agreement" of this Part X.

In common with most UK pension schemes, no attempt has been made to equalise between the sexes guaranteed minimum pensions and associated entitlements arising out of the arrangements for contracting out of the State Earnings Related Pension Scheme up to 6 April 1997.

The Yell Pension Plan is managed by a board of independent trustees, who act after taking appropriate advice from actuaries, lawyers and investment advisers. The trustees have appointed professional administrators and fund managers. Funds to the defined liabilities of Sections One, Two and Three are managed in line with an asset allocation strategy determined by the trustees and agreed with the employer. The trustees offer members of the defined contribution Section Four a choice of investment funds which are administered by an independent manager, who directs funds in line with a member's directions and reports on the performance of independent fund managers.

8.2 *Yellow Book USA Pension Scheme*

The Yellow Book USA Pension Scheme provides deferred retirement and savings benefits to participants based upon the amounts contributed to the participant's account by the employer and the employee and the investment return achieved on these accounts. The Yellow Book USA Pension Scheme is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is also qualified under Section 401(a) of the US Internal Revenue Code of 1986, as amended (the "US Internal Revenue Code") and are therefore exempt from federal taxes under Section 501(a) of the US Internal Revenue Code.

Participants may contribute up to 50% of their annual eligible compensation. Yellow Book makes matching contributions of 50% of the first 6% of participant contributions. During the 2003 financial year, Yellow Book paid employer's contributions of $1,979,356 to the Yellow Book USA Pension Schemes. Matching contributions vest according to a schedule based on years of service. In addition, Yellow Book may make discretionary profit-sharing contributions to the Yellow Book USA Pension Scheme on behalf of eligible participants. Yellow Book USA did not make any discretionary sharing contributions to the Yellow Book USA Pension Schemes in the 2003 financial year. The assets of the plan are held separately from those of the Group in an independently administered fund. See also note 21 of the notes to the financial information contained in Part VI "Accountants' Report".

9. **Principal Subsidiary Undertakings**

The Company is the holding company of the Group. The principal subsidiary undertakings of the Company (being those that the Company considers are likely to have a significant effect on the assessment of the Company's assets and liabilities, financial position or profit and losses) are as follows:

| Name and country of incorporation | Registered office | Class of share capital (issued and fully paid) | Proportion of share capital held | Nature of business |
|---|---|---|---|---|
| Yell Finance B.V. (Netherlands) | Olympic Plaza, Fred Roeskestraat 123, 1076 EF, Amsterdam | 300 ordinary shares of €100 each | 100% (direct) | intermediate holding company |
| Yell Limited (England) | Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT | 13 ordinary shares of £1 each | 100% (indirect) | classified directory publisher |
| Yellow Pages Sales Limited (England) | Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT | 2 ordinary shares of £1 each | 100% (indirect) | provision of sales services |
| Yellow Book USA, Inc. (Delaware, US) | 193 EAB Plaza Uniondale, NY 11556 | 500 shares of common stock of $0.01 each | 100% (indirect) | classified directory publisher |
| Yellow Pages Limited (England) | Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT | 21 ordinary shares of £1 each | 100% (indirect) | intermediate holding company |
| Yell Holdings 2 Limited (England) | Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT | 6,453,921 ordinary shares of £1 each | 100% (indirect) | intermediate holding company |
| YH Limited (England) | Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT | 1 ordinary share of £1 and 828,400 ordinary shares of $0.01 each | 100% (indirect) | intermediate holding company |
| Yell s.a.r.l. (Luxembourg) | 3 Boulevard Prince Henri L L1724, Luxembourg | 500,520 ordinary shares of $22.26 each | 100% (indirect) | intermediate holding company |
| Yellow Book Group, Inc. (Delaware, US) | Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801 | 209 shares of common stock of $0.01 each | 100% (indirect) | intermediate holding company |
| Yellow Book Holdings, Inc. (Delaware, US) | Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801 | 110 shares of common stock of $0.01 each | 100% (indirect) | intermediate holding company |
| Yellow Book/McLeod Holdings, Inc. (Delaware, US) | Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801 | 1,000 shares of common stock of $0.01 each | 100% (indirect) | intermediate holding company |
| McLeodUSA Media Group, Inc. (Iowa, US) | CT Corporation System, 2222 Grand Avenue, Des Moines, IA 50312 | 2,681,731 shares of common stock of $0.00 each | 100% (indirect) | intermediate holding company |
| McLeodUSA Publishing Company (Iowa, US) | CT Corporation System, 2222 Grand Avenue, Des Moines, IA 50312 | 6,000 shares of common stock of $0.00 each | 100% (indirect) | classified directory publisher |
| NDC Holdings II, Inc. (Delaware, US) | Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801 | 38,069.65 shares of class A common stock of $0.01 each and 54,627.95 shares of class B common stock of $0.01 each | 100% (indirect) | intermediate holding company |
| National Directory Company (Delaware US) | Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801 | 50,000 shares of preferred stock of $0.00 each, 125,000 shares of class A common stock of $0.01 each and 125,000 shares of class B common stock of $0.01 each | 100% (indirect) | classified directory publisher |

10. **Principal Establishments**

We operate from 39 leasehold properties in the United Kingdom, in each case, held on rack rent full repairing leases. Legal title to one of the Group's principal establishments, Block C, Hagley Road, Birmingham, is not yet vested in the Group. The landlord has consented to the assignment but the assignment has not to date been completed. A number of these leases will come to the end of their contractual term within the next five years and consequently there may be a financial burden with regard to potential dilapidations claims by the relevant landlord in relation to these leases. In addition, the Group may have contingent liabilities under leases previously held but which have been assigned. The annual rents in respect of a number of these leases are currently under review or are due to be reviewed in the next year and consequently rental liabilities may increase in the immediate future. In the United States, we operate from approximately 223 locations.

No property of the Group accounts for 10% or more of the Group's net turnover. Details of the Group's registered office and principal places of business are as follows:

| Location | Tenure | Rent | Term | Approximate floor area |
|---|---|---|---|---|
| Yellow Pages House, Queens Walk, Oxford Road Reading, England | leasehold | £1,165,500 p.a. | 25 years expiring 24 March 2009 | 70,000 sq.ft |
| First and Second Floors, Bridge Street, Reading, England | leasehold | £920,000 p.a. | 24 and 25 years each expiring 24 December 2012 | 55,000 sq.ft |
| Directories House, Wellington Street, Slough, England | leasehold | £1,530,000 p.a. | 25 years expiring 24 March 2015 | 56,659 sq.ft |
| Second and Fourth Floors, Whitefriars, Lewins Mead, Bristol, England | leasehold | £376,399 p.a. | 10 years expiring 31 December 2008 | 33,922 sq.ft |
| Ground, Fourth and Part Fourth Floor, Jackson House, Sale, Cheshire, England | leasehold | £259,470 p.a. | 25 years expiring 30 August 2005, (together with reversionary lease for fourth floor expiring 12 November 2011) and 10 years expiring 12 November 2011 | 23,112 sq.ft |
| Parts of Eighth, Twelfth, Thirteenth and Fourteenth Floors, Edgbaston House, Duchess Place, Birmingham, England | leasehold | £181,125 p.a. | 25 years expiring 25 August 2005 | 25,766 sq.ft |
| Block C, 54 Hagley Road, Birmingham, England | leasehold | £306,600 p.a. | 25 years expiring 23 June 2005 and 20 March 2013 (together with reversionary leases for the seventh, eight and twelfth floors from 24 June 2005 to 24 March 2013) | 23,956 sq.ft |
| Sixth, Seventh, Eighth and Ninth floors 180 St Vincent Street, Glasgow, Scotland | leasehold | £458,769 p.a. | 15 years and 9 months expiring 28 May 2018 | 20,966 sq.ft |
| Renaissances Blvd, King of Prussia, Pennsylvania, USA | leasehold | $618,612 p.a. | 10 years expiring 30 April 2010 | 35,000 sq.ft |
| 193 EAB Plaza, Uniondale, New York, USA | leasehold | $888,000 p.a. | 10 years expiring 31 October 2011 | 30,375 sq.ft |
| Cedar Rapids, IA-Tech Park and IA Distribution, 6300 C Street SW, Cedar Rapids IA 52406, USA | freehold | N/A | N/A | 215,000 sq.ft |
| 2201 Willenborg Avenue, Effingham, IL 62401, USA | leasehold | $649,716 p.a. | expires 15 April 2009 | 56,250 sq.ft |

## 11. Material Contracts

The following contracts are the only contracts (not being contracts entered into in the ordinary course of business) that have been entered into by the Company or another member of the Group within the two years immediately preceding the date of this document which are or may be material or which have been entered into by members of the Group and which contain any obligation or entitlement that is material to the Group or its business as at the date of this document.

### 11.1 *New Bank Facility*

On 8 July 2003, the Company, certain of its subsidiaries, ABN AMRO Bank N.V. and HSBC Bank plc, as joint mandated lead arrangers, underwriters and joint bookrunners, and HSBC Bank plc, as facility agent and security trustee, entered into a senior facilities agreement providing bank facilities for the Company and its subsidiaries conditional on, amongst other things, the closing of the Global Offer (the "New Bank Facility"). The funds drawn down from the New Bank Facility, together with a portion of the funds raised in the Global Offer, will be used to repay all outstanding amounts under the existing Senior Facilities Agreement described in paragraph 11.2. The New Bank Facility will be guaranteed by and benefit from security granted by certain subsidiaries of the Company.

*(a) Structure*

The new term loan facility constituted by the New Bank Facility provides for a new five-year multicurrency term loan facility in an aggregate amount of up to £1,025,000,000 (or its equivalent in other currencies). The new five-year revolving credit facility constituted by the New Bank Facility provides for revolving advances in an aggregate amount of up to £200 million (or its equivalent in other currencies). The proceeds of advances under the New Bank Facility will be used, together with a portion of the proceeds of the Global Offer, to refinance the term loan facilities under the existing Senior Credit Facilities, to pay transaction costs in connection with the Global Offer and the New Bank Facility and, in the case of the revolving credit facility, for working capital, acquisitions and other general corporate purposes.

*(b) Interest rates and fees*

Advances under the term loan and revolving credit facilities will bear interest at rates per annum equal to LIBOR plus, where appropriate, any applicable mandatory liquid asset costs (which are the adjustments required if the Bank of England mandates a change to the reserve requirements for lending banks), plus 1.50% per annum. There is a margin adjustment mechanism in relation to both the new term facility and the new revolving credit facility, commencing upon delivery of financial statements for the financial period ending 31 March 2004, under which the applicable margin may be reduced to as low as 0.70% per annum following reductions in the Company's leverage ratio as reflected in such financial statements. The leverage ratio is the ratio of the Company's consolidated net total debt to consolidated EBITDA.

*(c) Guarantees and security*

The Group's obligations under the New Bank Facility will be guaranteed by, amongst others, Yellow Pages Limited, Yell Holdings 2 Limited, Yell Limited and Yellow Book Group, Inc., and each of Yell Limited's and Yellow Book Group, Inc.'s material subsidiaries. The Group will also grant full fixed and (where applicable) floating charges over all of the assets of each of the material subsidiaries to the security agent (for the benefit of the senior banks). The security will be released at such time as the Group achieves (i) a leverage ratio of 3.50 to 1.00 or better and (ii) external ratings of BBB- or better (from Standard & Poor's) and Baa3 or better (from Moody's) (with stable outlooks or better).

*(d) Covenants*

The New Bank Facility contains covenants by and restrictions on the Company and its subsidiaries (subject to certain agreed exceptions) which are typical for bank facilities of this type, including that the Company and its subsidiaries are required to observe certain customary covenants, including, but not limited to: (i) maintenance of legal status; (ii) notification of default; (iii) maintenance of licences and authorisations; (iv) compliance with applicable environmental and other laws; and (v) financial condition, in addition to restrictions (also subject to certain agreed exceptions) on (a) additional debt; (b) guarantees and indemnities; (c) making loans to others; (d) creating security interests; (e) making acquisitions and investments; and (f) disposing of assets.

Acquisitions will, amongst other things, be permitted subject to certain requirements (subject to certain agreed exceptions), including, without limitation, to the extent (i) no defaults exist at the time of acquisition or would result therefrom, (ii) such acquisitions do not exceed £200 million (rising to £350 million where the leverage ratio is 3.50 to 1.00 or better and the Group achieves external ratings of BBB- or better (from Standard & Poor's) and Baa3 or better (from Moody's) (with stable outlooks or better) prior to completion of any such acquisition) in any financial year (exclusive of amounts funded by equity) and (iii) financial covenants will be met following such acquisition.

Dividends will, amongst other things, be permitted to the extent such dividends are permitted under the Indentures for the Notes.

In addition, the New Bank Facility requires the Company and its consolidated subsidiaries to maintain specified consolidated financial ratios for (i) consolidated total net debt to consolidated EBITDA, (ii) consolidated net senior debt to consolidated EBITDA until 31 March 2005 only and (iii) consolidated EBITDA to net cash interest payable.

*(e) Maturity and amortisation*

The new term loan facility is to be repaid in fixed semi-annual instalments of £40 million beginning on 31 March 2004, increasing to fixed semi-annual instalments of £45 million beginning on 30 September 2005, and £50 million beginning on 30 September 2006, with a final instalment equal to all amounts then unpaid and outstanding due and payable on 8 July 2008, the final maturity date. No amounts repaid by the borrowers on the new term loan facility may be re-borrowed. The new revolving credit facility will cease to be available for drawing one month prior to the final maturity date. Each advance made under the new revolving credit facility must be repaid on the last day of each interest period relating to it, although amounts thus repaid are available for re-borrowing.

*(f) Prepayments*

All loans under the New Bank Facility must be prepaid in full upon the occurrence of certain events, including (i) if a change of control of the Company occurs (if the majority lenders so require), (ii) from 100% of the net cash proceeds of any additional debt capital markets issue, other than to the extent used to refinance the Notes, until the Group has leverage ratio of 3.50 to 1.00 or better and the Group achieves external ratings of BBB- or better (from Standard & Poor's) and Baa3 or better (from Moody's) (with stable outlooks), at which time the percentage reduces to 50.0%, and (iii) from 50.0% of excess cash flow (provided that such percentage reduces to 25.0% at such time as the Group has a leverage ratio of 3.50 to 1.00 or better, and no prepayment is required at such time as the Group has a leverage ratio of 3.00 to 1.00 or better).

Subject to an indemnity for broken funding costs, the borrowers may voluntarily pre-pay amounts outstanding under the new term loan facilities (or cancel undrawn portions under the new revolving credit facility), without penalty or premium, at any time in whole or in part in minimum amounts of £25 million and, if greater, integral multiples of £5 million upon five business days' notice to the facility agent.

*(g) Events of default*

The New Bank Facility contains certain customary events of default for facilities of this type (including the Company ceasing to have a listing for its Ordinary Shares on any recognised exchange in the United Kingdom or the United States), the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments.

11.2 *Senior Facilities Agreement*

The Company and certain of its affiliates have entered into a senior facilities agreement dated 25 May 2001 (as amended and restated on 22 June 2001, 10 July 2001, 1 August 2001, 13 March 2002, 12 April 2002, 31 May 2002 and 11 November 2002), between, amongst others, the Company, Yell Limited, Yellow Book Holdings, Inc., the companies identified therein as Borrowers and as Guarantors, Merrill Lynch International, CIBC World Markets plc, Credit Suisse First Boston and Deutsche Bank AG London as Arrangers, the Banks and Financial Institutions named therein and Deutsche Bank AG London as Facility Agent and Security Agent (the "Senior Facilities Agreement"). The Company intends to repay the Senior Facilities Agreement upon the closing of the Global Offer with (i) a portion of the proceeds of the Global Offer and (ii) the proceeds of the New Bank Facility.

*(a) Structure*

The original term loan facilities consisted of: (i) term loan A, in the amount of £600 million; (ii) term loan B, in the amount of £175 million; (iii) term loan C1, in the amount of US$181,568,612.08; and (iv) term loan C2 in the amount of £52,241,919.42. The term loan facilities were used to finance the Yell Purchase including, amongst other things, transaction costs. The revolving credit facility provides for revolving advances and the issuance of letters of credit and bank guarantees in an aggregate amount of up to £100 million, to be used for working capital and other general corporate purposes. In connection with the McLeod acquisition, a new term loan D facility was added in the amount of $250 million. This amount was drawn down on the date of the closing of the McLeod acquisition and was used to finance the acquisition of McLeod including, amongst other things, transaction costs. In connection with the refinancing of a bridge notes purchase facility originally a part of the financing for the McLeod acquisition, a new term loan C-3 facility was added in the amount of $123,500,000. The amount was drawn down on 11 November 2002 and was used together with available cash of the Group to refinance the bridge notes purchase facility including, amongst other things, transaction costs.

*(b) Interest rates and fees*

Advances under the various facilities bear interest at rates per annum equal to LIBOR plus, where appropriate, any applicable mandatory liquid asset costs (which are the adjustments required if the Bank of England mandates a change to the reserve requirements for lending banks), plus the following applicable margins: (i) 2.375% per annum for term loan A; (ii) 3% per annum for term loan B; (iii) 3.50% per annum for term loan C1, term loan C2 and term loan C3; (iv) 3% per annum for term loan D; and (v) 2.375% per annum for the revolving credit facility. There is a margin adjustment mechanism in relation to term loan A and the revolving credit facility, commencing with the accounting quarter ending 31 March 2002, under which the applicable margins may be reduced following reductions in the Company's leverage ratio as reflected in the financial statements delivered for the previous accounting quarter. The leverage ratio is the ratio of the Company's total net debt to EBITDA.

An issuing bank fee of 0.125% per annum is payable quarterly in arrears on the issuing bank's exposure under any letters of credit or bank guarantees issued pursuant to the revolving credit facility. Commitment commission is payable quarterly in arrears at a rate of 0.75% per annum on the undrawn and uncancelled portion of the revolving credit facility. There is a commitment commission adjustment mechanism in relation to the revolving credit facility, commencing with the accounting quarter ending 31 March 2002, under which the commitment commission may be reduced following reductions in the Company's leverage ratio as reflected in the financial statements delivered for the previous accounting quarter.

*(c) Guarantees and security*

The Company's obligations under the senior credit facilities are guaranteed by, amongst others, Yellow Pages Limited, Yell Holdings 2 Limited, Yell Limited and Yellow Book Group, Inc., and each of Yell Limited's and Yellow Book Group, Inc.'s subsidiaries.

Yellow Pages Limited, Yell Holdings 2 Limited, Yell Limited and each subsidiary guarantor incorporated in the United Kingdom has granted a security interest over substantially all of its assets, including a fixed charge over certain of its properties, debts, bank accounts, insurances, intellectual property and specified agreements, and a floating charge over all of its other undertakings and assets. In addition, the shares of Yell Holdings 2 Limited, Yell Limited, YH Limited and the subsidiary guarantors incorporated in the United Kingdom have been charged in favour of Deutsche Bank AG London as security agent for the banks under the senior credit facilities.

Yellow Book Group, Inc. and each subsidiary guarantor incorporated in the United States has granted a security interest over substantially all of its assets, including a first-priority perfected lien over certain of its properties (including property), debts, bank accounts, insurance, intellectual property and specified agreements. In addition, the shares of the subsidiary guarantors incorporated in the United States have been pledged to Deutsche Bank AG London, as security agent for the banks under the senior credit facilities. Certain property owned by McLeodUSA in Cedar Rapids, Iowa has also been mortgaged in favour of Deutsche Bank AG London as security agent for the banks under the senior credit facilities.

Yell Sàrl has granted a security interest over its inter-company receivables, in addition to a pledge over the shares of Yellow Book Group, Inc., as security for its obligations as a guarantor of the senior credit facilities.

*(d) Covenants*

The senior credit facilities contain certain customary negative covenants, which restrict the borrowers and their subsidiaries (subject to certain agreed exceptions) from, amongst other things: (i) incurring additional debt; (ii) giving guarantees and indemnities; (iii) making loans to others; (iv) creating security interests on their assets; (v) making acquisitions and investments or entering into joint ventures; (vi) disposing of assets other than in the ordinary course of business; (vii) issuing shares other than, in the case of subsidiaries of the Company, to their direct holding companies which are wholly owned by the Company or, in the case of the Company, ordinary share capital carrying no creditors' rights; (viii) preparing or amending or entering into subordinated debt or equity documents; or (ix) paying dividends or making payments in excess of agreed amounts to shareholders. See paragraph 20 "Dividend Restrictions".

Acquisitions will, amongst other things, be permitted to the extent (but subject to further limitations) the aggregate cash or non-cash consideration paid and payable for such acquisitions does not exceed £100 million in any financial year, excluding the amount of consideration funded by shareholder debt, equity contributions or additional high-yield debt or the proceeds of an initial public offering (less the amount invested in permitted joint ventures in that financial year).

In addition, the senior credit facilities require the Company and its consolidated subsidiaries to maintain specified consolidated financial ratios for senior debt to EBITDA (as defined in the senior credit facilities), cash flow to total debt service, EBITDA to net cash interest payable and total net debt to EBITDA, and to observe capital expenditure limits for each financial year.

The senior credit facilities also require the borrower to observe certain customary covenants, including, but not limited to, covenants relating to legal status, notification of default, making of claims, banking arrangements, guarantees and security, financial assistance, financial condition and hedging arrangements.

*(e) Maturity and amortisation*

Term loan A is to be repaid in semi-annual instalments beginning on 30 September 2002 and continuing through 31 March 2008. Each of term loan B and term loan D is to be repaid in two instalments with 50% repayable on 30 September 2008 and the balance repayable on 31 March 2009. Term loan C1 and term loan C2 are to be repaid in semi-annual instalments beginning 30 September 2002 and continuing through 31 March 2010. Term loan C3 is to be repaid in semi-annual instalments beginning 31 March 2003 and continuing through 31 March 2010. No amounts repaid by the borrowers on the term loan facilities may be re-borrowed. The revolving credit facility will cease to be available for drawing on 22 May 2008. Each advance made under the revolving credit facility must be repaid on the last day of each interest period relating to it, although amounts thus repaid are available for re-borrowing.

*(f) Prepayments*

All loans under the senior credit facilities must be prepaid in full upon the occurrence of certain events, including (i) a change of control of the Company; (ii) a change of control as defined under the indentures relating to the Notes; and (iii) the sale of substantially all of the business and/or assets of the Company and its subsidiaries. On a listing of share capital of the Company or, in certain circumstances, any other member of the Yell Group on any recognised stock exchange or any sale or issue thereof by way of flotation or public offering that does not cause a change of control, the net proceeds, save to the extent reinvested in assets required for the business of the Group, shall be applied to pre-pay the term loan facilities and revolving facilities to the extent required by the terms of the senior credit facilities. The senior credit facilities permit the Company to apply the net proceeds of the Global Offer (which will not give rise to a change of control for the purposes of this agreement) in the manner contemplated by these Listing Particulars. In addition, in certain circumstances the term loan facilities require prepayments from the net proceeds of price adjustments in connection with transactions, asset disposals, insurance claims and surplus cash.

Subject to an indemnity for broken funding costs, the borrower may voluntarily pre-pay amounts outstanding under the term loan facilities, without penalty or premium, at any time in whole or in part in minimum amounts of £3 million and, if greater, integral multiples of £1 million upon two business days' notice to the facility agent.

(g) *Events of default*

The senior credit facilities contain certain customary events of default for senior leveraged acquisition financings, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments.

(h) *Hedging arrangements*

The borrowers are required by the terms of the senior credit facilities to enter into hedging arrangements to provide protection in respect of interest rate risk exposure arising because the financing under the senior credit facilities is at floating interest rates. The hedging arrangements must cover at least 50% of the amount of the total commitments under the term loan facilities for a period of at least two years from the date of the Yell Purchase closing (in the case of the term loan A, B, C1 and C2 facilities), two years from the date of the McLeod acquisition closing (in the case of the term loan D facility) and two years from the date of the refinancing of the bridge notes purchase agreement (in the case of the term loan C-3 facility). Hedging banks have been granted security, guarantee and subordination rights which rank at least equally with the obligations of the banks under the senior credit facilities.

11.3 *Intercreditor Deed*

The Company and certain of its affiliates have entered into an intercreditor deed, dated 22 June 2001 (as amended and restated on 11 July 2001, 13 March 2002 and 16 April 2002 and further amended on 11 November 2002) amongst others, the Company and certain of its subsidiaries as Obligors, Yellow Pages Limited as the Guarantor, Yell Finance BV as the Issuer of the High Yield Notes, Discount High Yield Notes and Further High Yield Debt, the Institutions named therein as the Senior Finance Parties and the funds managed or advised by Apax Partners and Hicks Muse (the "Intercreditor Deed"). The Intercreditor Deed will be terminated at such time as the BT Loan Notes (as defined in paragraph 11.4 "BT Loan Notes" of this Part X) and the Senior Facilities Agreement are repaid from a portion of the proceeds of the Global Offer and drawings under the New Bank Facility, and upon the DDBs being capitalised by the Company in connection with the Global Offer.

The Intercreditor Deed provides for, amongst other things, the conditions upon which certain payments can and cannot be made in respect of inter-company loans made to the Company's subsidiaries. The Intercreditor Deed includes provisions which:

(a) prohibit the Company's subsidiaries from making any payments to the Company in respect of any inter-company loans until the senior discharge date without the consent of the creditors under the senior credit facilities, except on dates and in amounts not exceeding scheduled interest due on the Notes plus certain fees and expenses incurred by the Company in connection with the administration of the Notes;

(b) prohibit the Company and the Company's subsidiaries from making any payments in respect of the BT Loan Notes, any bridge notes and the DDBs until the senior discharge date without the consent of the creditors under the senior credit facilities, except in connection with the Global Offer;

(c) give the creditors under the senior credit facilities priority of payment over subordinated debt, including debt owed to the Company in the form of inter-company loans and debt owed by the Company in the form of subordinated shareholder loans in respect of the BT Loan Notes, any bridge notes and the DDBs;

(d) prohibit the Company and its subsidiaries from making any payments, other than those payments described above, payments by Yell Finance BV and the Company in respect of the Notes, payments permitted under and in respect of the senior credit facilities and certain other payments to fund certain corporate overhead expenses, taxes and fees payable by the Company;

(e) provide for the suspension of payments to Yell Finance BV or the Company under the inter-company loans in the event of a payment default under the senior credit facilities or if a payment blockage notice has been issued following any other type of default under the senior credit facilities;

(f) prohibit any enforcement action by the Company on debt owed to the Company by its subsidiaries in the form of inter-company loans until the senior discharge date;

(g) prohibit any enforcement action by the Company on debt owed to it by its subsidiaries in the form of subordinated shareholder loans until the senior discharge date; and

(h) prohibit any enforcement action by the holders of the DDBs, the bridge notes and the BT Loan Notes on debt owed to them until the senior discharge date.

11.4 *Senior Sterling Notes, Senior Dollar Notes and Senior Discount Dollar Notes*

Yell Finance BV has issued £250 million principal amount of 10¾% Senior Sterling Notes due 2011, $200 million principal amount of 10¾% Senior Dollar Notes due 2011 and $288.25 million principal amount at maturity of 13½% Senior Discount Dollar Notes due 2011 (collectively, the "Notes") under indentures (the "Indentures") dated as of 6 August 2001 and amended 18 January 2002, in each case amongst Yell Finance BV as the Issuer, Yellow Pages Limited as the Guarantor and The Bank of New York as the Trustee.

The Notes are general unsecured obligations of Yell Finance BV and mature on 1 August 2011, unless previously redeemed. The Senior Sterling Notes and Senior Dollar Notes bear interest at the rate of 10¾%, payable semi-annually in arrears on 1 February and 1 August in each year, commencing 1 February 2002. The Senior Discount Dollar Notes were initially issued at a discount with an issue price of $521.33 per $1,000 principal amount at maturity. No interest is payable on the Senior Discount Dollar Notes prior to 1 August 2006. From and after 1 August 2006, each Senior Discount Dollar Note will bear interest at the rate of 13½%, payable semi-annually in arrears on 1 February and 1 August in each year, commencing 1 February 2007.

The Notes will be subject to redemption at any time on or after 1 August 2006, at the option of the Issuer, in whole or in part, at the redemption prices set forth in the Indentures (initially par plus one half the coupon declining to par on or after 1 August 2009). In addition, the Issuer may redeem all but not less than all of any series of Notes on or prior to 1 August 2006 by paying a make-whole premium based on the Gilt Rate (as defined therein) or the Treasury Rate (as defined therein).

Further, before 1 August 2004, the issuer may redeem up to 35% of the aggregate principal amount at maturity of each series of Notes with the net proceeds of a public equity offering (including this Global Offer) at a price of 110.75% of the principal amount (in the case of the Senior Sterling Notes and Senior Dollar Notes) or 113.50% of the accreted amount of the Senior Discount Dollar Notes, if at least 65% of the original aggregate principal amount at maturity of such series remains outstanding after such redemption. For further information see "Key Information—Use of Proceeds".

Unless previously called for redemption, if a Change of Control (as defined in the Indentures, which definition includes the requirement that a decline occur in respect of the rating of the Notes) shall occur at any time, then each holder of Notes shall have the right to require that the Issuer purchase such holder's Notes in whole or in part at a purchase price in cash in an amount equal to 101% of the principal amount of the Senior Sterling Notes and the Senior Dollar Notes and 101% of the accreted value of the Senior Discount Dollar Notes. The Global Offer will not give rise to a change of control for these purposes.

The Indentures contain certain covenants which, amongst other things, restrict Yell Finance BV's ability and the Restricted Subsidiaries (as defined therein) to:

(a) incur additional indebtedness;

(b) pay dividends or make distributions in respect of Yell Finance BV's equity interests or make certain other investments or restricted payments, see paragraph 20 "Dividend Restrictions";

(c) issue certain guarantees;

(d) enter into certain transactions with shareholders or affiliates;

(e) create certain liens;

(f) sell certain assets; or

(g) create consensual restrictions on the ability of Restricted Subsidiaries to pay dividends and make certain other payments and transfer of assets to us and the other Restricted Subsidiaries.

In addition, the Indentures limit Yell Finance BV's ability to consolidate, merge or sell all or substantially all of its assets.

The Indentures also contain events of default, including:

(h) non-payment of amounts due;

(i) failure to comply with provisions relating to a consolidation, merger or sale of all or substantially all of its assets;

(j) failure to repurchase the Notes in accordance with the terms of the Indentures;

(k) breach of covenants;

(l) cross-defaults by Yell Finance BV or its significant subsidiaries;

(m) certain judgment awards against Yell Finance BV or its significant subsidiaries; and

(n) certain events of bankruptcy and insolvency.

Upon the occurrence of an event of default, the Trustee under the Indentures or the holders of 25% of outstanding Notes, may declare the Notes immediately due and payable at 100% of the principal amount plus accrued and unpaid interest and liquidated damages, if any, to the date of declaration.

11.5 *Subordination Agreement*

Yell Group Limited and Yell Finance BV entered into a subordination agreement dated 6 August 2001 with, amongst others, the holders of the DDBs, and the trustee for the benefit of holders of the Notes (the "Subordination Agreement").

The Subordination Agreement includes provisions that:

(a) subordinate the Company's right of payment under the inter-company loans made to Yell Finance BV to the prior payment in full of the Notes;

(b) prohibit the maturity, redemption or repurchase of the inter-company loans prior to the maturity and repayment of the Notes;

(c) prohibit the Company's subsidiaries from securing the inter-company loans by granting a lien on their assets or guaranteeing the intercompany loans;

(d) entitle the holders of Notes to payment in full before the Company is entitled to receive any payment in respect of the inter-company loans, in the event of Yell Finance BV's dissolution, bankruptcy, insolvency or similar circumstances;

(e) prohibit the amendment of the inter-company loans in any manner adverse to the holders of the Notes, prior to the repayment of the Notes;

(f) prohibit Yell Finance BV from making any payments on the inter-company loans prior to the repayment of the Notes (other than permitted payments under the Indentures), setting off any of the inter-company loans or securing the inter-company loans by a lien on Yell Finance BV's assets; and

(g) prohibit any of the holders of the DDBs from taking any action in respect of the DDBs contrary to the Company's and Yell Finance BV's obligations under the Subordination Agreement.

The provisions of the Subordination Agreement also prohibit the Company from:

(a) taking any enforcement action on the inter-company loans prior to the maturity and repayment of the Notes in full in cash;

(b) transferring or otherwise conveying any of the inter-company loans to any person other than Yell Finance BV; and

(c) making any payments in respect of the DDBs or the BT Loan Notes; however, the Company may make such payments with its own funds or funds distributed to it in accordance with the restricted payments covenant in the Indentures.

11.6 *Keepwell Agreement*

Yell Group plc has entered into a keepwell agreement with Yell Finance BV dated as of 6 August 2001 (as amended and restated on 6 April 2002), which provides that in the event Yell Finance BV, in its sole discretion, determines that it will have insufficient funds (including funds available from its subsidiaries under the senior credit facilities) to meet its obligations under the Notes and under the bridge notes issued pursuant to a bridge note purchase facility put in place at the time of the McLeod acquisition in order to finance part of the McLeod acquisition costs (which bridge notes facility was refinanced in full on 11 November 2002 as described in paragraph 11.1(b)), it will promptly notify the Company, and the Company will make available to Yell Finance BV before the due date of such obligations, funds sufficient to enable Yell Finance BV to satisfy such payment obligations (the "Keepwell Agreement"). Such funds will be made available to Yell Finance BV either as a capital contribution or a subordinated loan in compliance with the terms of the Indentures and on the basis that no interest or principal payments may be made on any such subordinated loan unless Yell Finance BV, immediately before and after such payment, is solvent in all respects and such subordinated loan is subordinated to the Notes or the bridge notes in the event of bankruptcy or insolvency.

In accordance with certain requirements of the Dutch Central Bank, the Keepwell Agreement will be enforceable against the Company only by Yell Finance BV and/or its liquidator or administrator in the event of a bankruptcy, or, as the case may be, a "moratorium" under Dutch law (*surseance van betaling*). The Keepwell Agreement is not enforceable by the holders of the Notes or the bridge notes or the trustee on behalf of the holders of the Notes or the agent on behalf of the holders of the bridge notes.

11.7 *Umbrella Agreement*

An umbrella agreement, dated 25 May 2001, was entered into between Yell Limited (now called Castaim Limited and an affiliate of BT), BT Holdings Limited, Yellow Pages BV, Marchprobe Limited (now called Yell Holdings 2 Limited), Castaim Limited (now called Yell Limited), Yasmin Two (US) Inc. (now called Yellow Pages Holdings Inc.) and BT (the "Umbrella Agreement"), pursuant to which the parties agreed the common terms for each of the Business Sale Agreement, the US Share Sale Agreement and the UK Share Sale Agreement (each as described below). The Umbrella Agreement was executed, and has since remained, outside the United Kingdom. The Umbrella Agreement was subsequently amended by the First Amending Agreement and the Second Amending Agreement on 21 June 2001 and 22 June 2001, respectively.

The warranties, as specifically set out in each of the agreements mentioned above, are several and are limited in the Umbrella Agreement so that the relevant purchasers are only entitled to recover for a breach of warranty to the extent that such breach or breaches exceed £100 million, provided that the purchasers can claim for the entire amount and not just the excess. The maximum aggregate liability in respect of all claims under all agreements shall not exceed £1.4 billion. Any claim under £100,000 is to be disregarded. Liability in respect of all of the warranties ceased on 30 June 2002, except in respect of a warranty claim where notice was given prior to 30 June 2002. In addition certain non-compete provisions agreed to by BT ceased to have effect on 30 June 2002.

11.8 *Business Sale Agreement*

A Business Sale Agreement, dated 25 May 2001, was entered into between Yell Limited (now Castaim Limited and an affiliate of BT), BT, Castaim Limited (now Yell Limited) (the "UK Purchaser") and Yasmin Two (US) Limited (now Yellow Book Holdings Inc.) (the "US Purchaser") (the "Business Sale Agreement") and amended on 21 June 2001 pursuant to the First Amending Agreement. Under this Agreement, which was executed, and has since remained, outside the United Kingdom, the US Purchaser agreed to purchase the US Intellectual Property Rights (as defined therein) and certain residual rights and the UK Purchaser agreed to purchase the Assets (as defined therein) of Yell Limited (now called Castaim

Limited and an affiliate of BT), other than the US Intellectual Property Rights and certain other excluded assets, and the Business (as defined therein) of Yell Limited (now called Castaim Limited and an affiliate of BT) as a going concern.

The consideration payable by the UK Purchaser for the acquisition of the Assets was £1.288 billion in cash, payable on completion and subject to adjustment for current net assets. In addition, £100 million of loan notes were issued to Yell Limited (now called Castaim Limited and an affiliate of BT) by the UK Purchaser and there was an additional £100 million deferred consideration payable upon determination of the current net assets.

The consideration payable by the US Purchaser for the US Intellectual Property Rights was £1 and for the licence for the residual rights, an additional £1 was paid.

The Business Sale Agreement contains limited warranties for the benefit of the UK Purchasers and the US Purchasers relating to the business, assets and liabilities of Yell Limited (now called Castaim Limited and an affiliate of BT) and the US Intellectual Property Rights. These warranties are subject to the limitations set out in the Umbrella Agreement, except to the extent that there is fraud or wilful misconduct on the part of Yell Limited (now called Castaim Limited and an affiliate of BT) as to the subject matter of the warranty claim. The period during which warranty claims and any claim for a breach of the non-compete provisions may be made under the Business Sale Agreement and the Umbrella Agreement ended on 30 June 2002. Accordingly, it is now less likely that there will be any need for Yell to bring either the Business Sale Agreement or the Umbrella Agreement into the United Kingdom.

11.9 *US Share Sale Agreement*

The US Share Sale Agreement was entered into between Yellow Pages B.V. and Yasmin Two (US) Inc. (now called Yellow Book Holdings Inc.) (the "Purchaser"), dated 25 May 2001 (the "US Share Sale Agreement"), pursuant to which the Purchaser acquired all of the capital stock of Yellow Book USA Inc. in consideration of the payment of £650 million. The consideration was subject to adjustment based on the current net assets and deducted to the extent required to enable the Purchaser to repay all of the intra-group debt owed by Yellow Book USA, Inc. to any member of the BT Group (as defined therein) and to repay any indebtedness owed by Yellow Book USA, Inc. pursuant to certain Yellow Book USA, Inc. loan notes.

The US Share Sale Agreement contains limited warranties relating to, amongst other things, shares, taxes and employee benefits of Yellow Book USA, Inc. and contains a tax indemnity from Yellow Pages B.V. in respect of taxes of Yellow Book USA, Inc. or any of its group companies with respect to the taxable periods ending on or prior to the date of completion and an indemnity from the Purchaser in respect of taxable periods following completion.

The warranties are subject to the limitations set out in the Umbrella Agreement except to the extent that there is fraud or wilful misconduct on the part of Yellow Pages B.V. as to the subject matter of the warranty claim or the tax indemnity.

11.10 *UK Share Sale Agreement*

The UK Share Sale Agreement was entered into between BT Holdings Limited and Marchprobe Limited (now called Yell Holdings 2 Limited), dated 25 May 2001 (the "UK Share Sale Agreement"), pursuant to which Marchprobe Limited acquired the entire issued share capital of Yellow Pages Sales Limited free from all encumbrances in consideration of the payment of £2 million in cash.

The UK Share Sale Agreement contains limited warranties as to, amongst other things, ownership of the shares, properties and pensions. These warranties are subject to the limitations set out in the Umbrella Agreement except to the extent that there is fraud or wilful misconduct on the part of BT Holdings Limited as to the subject matter of the warranty claim.

11.11 *Stamp Duty Agreement*

On 25 May 2001, Yell Limited (now Castaim Limited and an affiliate of BT), Castaim Limited (now Yell Limited), BT Holdings Limited, Yellow Pages BV and BT entered into an agreement relating to stamp duty (the "Stamp Duty Agreement") which governed the execution and keeping of the original versions of the Business Sale Agreement and the Umbrella Agreement (together the "Documents" and each a "Document") outside the United Kingdom.

Under the Stamp Duty Agreement it was agreed that each party would not at any time cause or knowingly permit the Documents to be brought into the United Kingdom unless (i) it was necessary to produce the Documents in any judicial, arbitration, administrative or other legal proceedings; (ii) it was required to do so by any tax authority; (iii) it was required to do so by any government department or other regulatory body; or (iv) it was required to do so by law.

Subject to the above, it was also agreed that each party would not argue or raise (or cause to be argued or raised) any question in any judicial, arbitration, administrative or other legal proceeding involving the Documents that a copy or certified copy of any of the Documents could not be produced as adequate evidence in any such proceedings.

In the event that any of the Documents is brought into the United Kingdom in the circumstances described above, then Yell Limited as the purchaser of the Yell business in the United Kingdom undertook that it would submit that Document as soon as reasonably practicable to the Inland Revenue and would pay any stamp duty thereon. If Yell Limited fails to comply with that obligation, Castaim Limited has the right to present the relevant Document to the Inland Revenue, pay the stamp duty and require repayment of such stamp duty from Yell Limited.

The Company is not aware of any circumstances that would require either it or BT to bring any of the Documents into the United Kingdom and believes the risk of such circumstances arising to be remote. However, if stamp duty were to be paid on the Documents, the amount payable by Yell would be in the order of £54.5 million plus applicable interest.

11.12 *Existing Shareholders Agreement*

The Existing Shareholders Agreement was entered into on 22 June 2001 and regulates the relationship between the Company, Yellow Pages Investments L.P. (a Cayman limited partnership owned by each of the Institutional Participating Shareholders and Yell Management Company LLC) and each of the Original Shareholder Parties. Under the Existing Shareholders Agreement, (i) Yellow Pages Investments L.P. has the right to appoint a majority of the board of directors of the Company, (ii) the parties have agreed to certain restrictions on the transfer of shares in the Company, (iii) decisions on various matters have been reserved to the board of directors of the Company and Yellow Pages Investments L.P., and (iv) the Company has agreed to provide Yellow Pages Investments L.P. with certain business and financial information relating to the Company and to pay each of Hicks, Muse & Co. Partners L.P. and certain of the Apax Partners Managing Entities certain fees (in particular, an annual monitoring and oversight fee). See note 23 to the "Accountants' Report" in Part VI for a description of the fees that have been paid to date under, and that are payable on termination in satisfaction of the terms of, the Existing Shareholders Agreement. The Existing Shareholders Agreement will terminate in its entirety on Admission pursuant to the Deed of Termination. See paragraph 11.21 "Restructuring Agreements" of this Part X.

11.13 *DDBs*

The Company has issued £549 million subscription amount of unsecured, unguaranteed, non-interest-bearing loan notes due 2021 which have an accretion rate of 10% per annum due 2021 under a DDB instrument, dated 22 June 2001 and amended and restated on 31 July 2001 (the "DDBs 2001"). The Company has also issued £61,228,196 subscription amount of unsecured, unguaranteed, non-interest-bearing loan notes due 2021 under a DDB instrument dated 16 April 2002 (the "DDBs 2002" and, together with the DDBs 2001, the "DDBs"). Following Admission, the DDBs will be effectively capitalised by the Company pursuant to the Fourth Share Exchange Agreement. See paragraph 11.21 "Restructuring Agreements" in this Part X.

11.14 *BT Loan Notes*

On 22 June 2001, Yell Limited issued £100 million floating rate unlisted, unguaranteed, unsecured vendor notes to BT pursuant to an instrument dated 22 June 2001 (the "BT Loan Notes"). Also on 22 June 2001, the obligations, interest and rights under the instrument were novated by Yell Limited, and through the intermediate holding companies, to the Company pursuant to a deed of novation. On 13 March 2002, the deed of novation was amended and restated in its entirety to record a substitution of the holder of the BT Loan Notes from BT to Castaim Limited (a subsidiary of BT). The Company intends to use part of the proceeds of the Global Offer to redeem the BT Loan Notes in full together with all accrued interest thereon.

11.15 *Management Incentive Plan Trust and Distribution Agreement ("MIP Distribution Agreement")*

The MIP Distribution Agreement works in conjunction with the Phantom DDB Plan and the US Equity Plan and serves to lock up the Ordinary Shares received by the US management participants in those plans. Pursuant to this agreement, the Company will deliver to Yell Management Company LLC any Ordinary Shares issued pursuant to the Phantom DDB Plan Share Exchange Agreement and in respect of the US Equity Plan.

Regarding the Ordinary Shares held on behalf of the Phantom DDB Plan Participants, Yell Management Company LLC will hold the Ordinary Shares until it receives notice that the Institutional Participating Shareholders have offered the Ordinary Shares held by them in respect of the DDBs. Yell Management Company LLC will then distribute to the Phantom DDB Plan Participants the same proportion of their Ordinary Shares as were subject to the offer by the Institutional Participating Shareholders.

Likewise, upon notice from the Institutional Participating Shareholders, Yell Management Company LLC will distribute to the US Equity Plan Participants the same proportion of their Ordinary Shares as were subject to any offer by the Institutional Participating Shareholders of the Ordinary Shares held by them in respect of their partnership interests in Yellow Pages Investments L.P.

Upon the first anniversary of a Quotation (as defined therein but including Admission) any Ordinary Shares still held by Yell Management Company LLC will be distributed to the participants of the Phantom DDB Plan and US Equity Plan.

In connection with a Quotation, if requested by the Underwriters, Yell Management Company LLC is required to enter into a lock-up agreement with respect to Ordinary Shares held by it on substantially the same terms as the Institutional Participating Shareholders. In connection with the Global Offer, Yell Management Company LLC has in fact agreed to enter into a lock-up agreement with respect to Ordinary Shares held by it on the same terms as the Participating Shareholders other than the Institutional Participating Shareholders. For further information on the lock-up arrangements being entered into by Yell Management Company LLC, see paragraph 12.1 "Underwriting Agreement" of this Part X.

11.16 *McLeod Acquisition Agreement*

The McLeod acquisition agreement was entered into between McLeodUSA Incorporated (the "Parent"), the Company and McLeodUSA Holdings, Inc. (the "Seller"), a wholly owned subsidiary of the Parent, on 19 January 2002 (the "McLeod Acquisition Agreement"), pursuant to which, in April 2002, the Company acquired all the issued share capital of McLeod, a wholly owned subsidiary of the Seller, in consideration of the payment of $600 million in cash.

The McLeod Acquisition Agreement contains warranties as to, amongst other things, ownership of the shares, employee benefit plans, intellectual property, material contracts, and the assets and properties of McLeod.

Under the terms of the McLeod Acquisition Agreement, active employees of McLeod as of the closing date shall be provided with comparable benefits for the two years following the closing of the acquisition and will be given credit for past service for purposes of eligibility and vesting under employee benefit plans. The Company has also agreed to maintain a major employment centre in Cedar Rapids, Iowa for a period of at least two years following the closing date of the acquisition.

The McLeod Acquisition Agreement also provides the Seller with an exclusive right of first negotiation for a limited period of time in the event that the Company decides to sell McLeod to a third party and McLeod is operating as a stand-alone business and is not integrated with the businesses of Yell Group Limited or any of its subsidiaries.

11.17 *McLeod Operating Agreement*

On 28 April 2003, Yellow Book/McLeod Holdings, Inc. ("Yellow Book/McLeod") assigned its rights under a Publishing, Branding and Operating Agreement, dated as of 16 April 2002 (the "Branding Agreement"), between Yellow Book/McLeod and McLeodUSA Incorporated and McLeodUSA Telecommunications

Services, Inc. (referred to together as "McLeodUSA"), to Yellow Book USA, Inc. ("Yellow Book"). Yellow Book then entered into an Amended and Restated Publishing, Branding and Operating Agreement, dated as of 28 April 2003 (the "Amended Branding Agreement"), with McLeodUSA.

Under the Branding Agreement, Yellow Book had been obliged to publish the directories acquired from McLeodUSA using the McLeod trademarks and trade dress on the covers. Any directories subsequently acquired in states where McLeod provided telephone services as of the date of the Branding Agreement ("McLeodUSA Service States") also had to be published with the McLeod trademarks and trade dress on the cover. The Branding Agreement also contained restrictions on changing the geographic coverage of the affected directories and on discontinuing publication of the affected directories, and McLeodUSA had the right to ask Yellow Book to publish additional directories in McLeodUSA Service States. If Yellow Book declined to publish such additional directories, Yellow Book would be precluded from publishing directories in the relevant geographic area for the term of the Branding Agreement. McLeodUSA also received up to eight pages in the community section of many of the directories. The term of the Branding Agreement was five years from the effective date, with automatic renewals of two years, unless one of the parties sent notice of termination at least one year prior to the expiration of the term. McLeodUSA paid Yellow Book an annual fee of $1.9 million, plus a fee for advertisements equal to Yellow Book's cost of producing the advertisements

The Amended Branding Agreement does not require Yellow Book to publish directories with the McLeod trademarks and trade dress. Instead, McLeodUSA receives a credit card-sized advertisement on the cover of each directory published in a McLeod Service State. McLeodUSA also receives up to four pages in the community section of each directory and advertisements under various headings. The Amended Branding Agreement does not contain any restrictions on changing the geographic coverage of the affected directories or on discontinuing publication of any of the directories. However, Yellow Book has agreed to maintain a total circulation of at least 30 million with respect to the directories in the McLeod USA Service States. In the event McLeod USA wants Yellow Book to publish additional directories in the McLeod USA Service States, the parties will discuss the feasibility of publishing such additional directories, but Yellow Book is no longer precluded from publishing in the relevant geographic areas if it declines to publish the additional directories. McLeod USA no longer pays an annual fee to Yellow Book, nor does it pay for its advertisements in the directories. The term of the Amended Branding Agreement commenced on 28 April 2003 and expires on 28 April 2008.

11.18 *NDC Acquisition Agreement*

Yellow Book USA entered into an agreement with NDC Holdings II, Inc. ("NDC Inc."), the stockholders of NDC Inc. and Three Cities Research Inc. on 10 December 2002 (the "NDC Acquisition Agreement") pursuant to which Yellow Book USA agreed to purchase all issued and outstanding shares of capital stock in NDC Inc. free and clear of all liens in consideration for the payment of US$69.0 million.

The NDC Acquisition Agreement contains certain representations and warranties given on an indemnity basis by the stockholders of NDC Inc. to Yellow Book USA relating to, amongst other things, liabilities, indebtedness, material adverse change, employees, tax, intellectual property and commercial contracts. Yellow Book USA also gave certain representations and warranties to the stockholders of NDC Inc. on an indemnity basis in relation to, amongst other things, due incorporation and authorisation. The financial liability under the warranties is for any loss, liability, deficiency, damage, fine, penalty, judgment, action, claim, expense or cost (including reasonable legal fees and expenses) suffered by the claimant. The period during which the parties can make a warranty claim expires on 30 June 2004 with the exception of certain specified warranties given to Yellow Book USA in respect of which the warranty period does not expire until 90 days after the applicable statute of limitations for such relevant claim.

11.19 *Sale of Yell Data*

Yell Limited entered into several agreements with Experian Limited ("Experian") on 15 June 2003 in connection with the sale of the business of Yell Data. Under an asset sale agreement, Yell Limited sold various assets that constituted the business of Yell Data to Experian for £100,000. Yell Limited gave various warranties relating to, amongst other things, assets, intellectual property, employees and contracts, in relation to which Yell Limited's liability is limited as to amount (a maximum of £6,750,000) and time save where a warranty claim arises by reason of any fraud or dishonest, reckless or wilful misstatement or omission by Yell Limited. Yell Limited further agreed that neither it nor any member of the Yell Group will supply specified data to any other business, nor use the name "Yell Data" in connection with a competing business, prior to June 2006.

In connection with the sale of Yell Data, Yell Limited entered into a data supply agreement with Experian pursuant to which Yell Limited granted Experian a licence to use data provided by it for certain purposes in exchange for an annual licence fee. Yell Limited and Experian also entered into a trademark licence agreement pursuant to which Yell Limited granted Experian an exclusive licence to use certain trademarks in the United Kingdom solely in relation to specific products and services in consideration for the payment of an annual fee. The trademark licence is for a term of five years unless terminated earlier.

11.20 *Management Rights Agreement*

The Company and each of the Apax Partners VCOC Funds and the Hicks Muse VCOC Funds have entered into a management rights agreement (the "Management Rights Agreement") pursuant to which the Company has granted certain limited management rights in respect of the Group to each of the Apax Partners VCOC Funds and the Hicks Muse VCOC Funds. The Management Rights Agreement will automatically terminate on Admission.

11.21 *Restructuring Agreements*

The Group will be restructured for the purposes of facilitating the Global Offer. In order to effect this restructuring, the Company and certain of its subsidiaries have entered into the agreements set out in this paragraph 11.21 (the "Restructuring Agreements"). The completion of each Restructuring Agreement is conditional on, amongst other things, Admission and will take place on Admission in the order in which each Restructuring Agreement is described in sub-paragraphs (a) to (d) below.

(a) *Deed of Termination*

The Company, Yellow Pages Investments, L.P., Apax Partners Europe Managers Limited and Hicks Muse & Co. Partners L.P. and each of the Original Shareholder Parties have entered into a deed of termination, conditional on Admission (the "Deed of Termination"), pursuant to which (i) the Company has agreed to pay, within five days of Admission, £14 million (including, where applicable, VAT) to affiliates of each of Hicks Muse and Apax Partners in satisfaction of the terms of the Existing Shareholders Agreement, (ii) the Company will pay a monitoring fee of £784,250 (including, where applicable, VAT) to affiliates of each of Hicks Muse and Apax Partners for the period from 1 April 2003 to Admission; and (iii) the Existing Shareholders Agreement will terminate in its entirety on Admission.

(b) *Shareholders Agreement*

The Company and each of the Institutional Participating Shareholders have entered into a shareholders agreement conditional on Admission (the "Shareholders Agreement") pursuant to which: (i) the Hicks Muse Participating Shareholders (acting together) and the Apax Partners Participating Shareholders (acting together) will each separately have the right to appoint one non-executive director to the board of the Company (and such director may elect to be accompanied to board or committee meetings by another representative of the relevant Institutional Participating Shareholder) for so long as they (or certain connected persons) continue respectively to hold in aggregate at least 10% of the issued share capital of the Company; (ii) the Company has agreed with each of the Institutional Participating Shareholders, for so long as it (or certain connected persons) continue respectively to hold in aggregate at least 10% of the issued share capital of the Company, to provide to it certain tax-related information unless such information is considered by the Company to be confidential; (iii) the Company has agreed to grant to each of the Apax Partners VCOC Funds and Hicks Muse VCOC Funds certain rights to meet and consult with the management of the Company in relation to the business plans and affairs of the Company; (iv) the Company has agreed to dissolve the SLPs and liquidate the DDB Companies as soon as practicable after Admission; (v) each of the Institutional Participating Shareholders has agreed to certain arrangements relating to any future sales of Ordinary Shares held by it or its permitted transferees after Admission; (vi) each of the Institutional Participating Shareholders has agreed, in the event that it or its permitted transferees have a controlling shareholding (as defined in the Listing Rules) in the Company, (A) to ensure that a majority of directors on the board of the Company and any committee of the board of the Company shall be wholly unconnected with the Institutional Participating Shareholders, and (B) that no transaction, arrangement or agreement contemplated by any member of the Group which any director of the Company believes may conflict with the interests of an Institutional Participating Shareholder or its affiliates shall be entered into without the prior approval of the board of the Company consisting of a majority of directors who are independent of that Institutional Participating Shareholder and its affiliates; (vii) that any transactions, arrangements or agreements between either of the Institutional Participating Shareholders and any member of the Group shall be at arm's length and on a normal commercial basis and, where relevant, in accordance with the related-party transaction rules as set out in the Listing Rules; and (viii) the Company has agreed to take all such steps as each of the Institutional Participating Shareholders may reasonably request to facilitate any future offering of Ordinary Shares to be made by it after Admission.

(c) *Phantom DDB Plan Share Exchange Agreement*

Each of the Phantom DDB Plan Participants, Yellow Book USA, Inc., Yell Management Company LLC, Hicks, Muse, Tate & Furst Limited and the Company has entered into a Phantom DDB Plan Share Exchange Agreement conditional on Admission pursuant to which the Company has agreed to allot and issue, in consideration of the release by the Phantom DDB Plan Participants and Yell Management Company LLC of the contingent liability under the guarantee given by the Company in respect of the Phantom DDB Plan, (i) to the person or persons (other than the Phantom DDB Plan Participants and Yell Management Company LLC) nominated by the Underwriters (and/or the Underwriters themselves to the extent that the Underwriters do not procure allottees for all such Ordinary Shares and, in accordance with the Underwriting Agreement, the Company requires the Underwriters to take an allotment of such Ordinary Shares) in accordance with the terms of the Underwriting Agreement, 11,852,284 Ordinary Shares and, to the extent that Over-allotment Shares are to be acquired pursuant to the Over-allotment Arrangements on Admission, up to a further 1,715,896 Ordinary Shares, to the person or persons (other than the Phantom DDB Plan Participants, Yell Management Company LLC and the stabilising manager) nominated by the stabilising manager, each credited as fully paid-up as to an amount equal to the Offer Price, and (ii) to Yell Management Company LLC (as nominee for the Phantom DDB Plan Participants), any of the further 1,715,896 Ordinary Shares (referred to in (i) above) not acquired pursuant to the Over-allotment Arrangements on Admission, each credited as fully paid-up in an amount equal to the Offer Price. Under the Phantom DDB Plan Share Exchange Agreement, the Company has agreed to procure that, on or around Admission, (A) the Underwriters and (B) the stabilising manager will pay to Yell Management Company LLC (as nominee for the Phantom DDB Plan Participants) the net proceeds (after any deductions in accordance with the Underwriting Agreement) of the allotment and issue of the Ordinary Shares referred to in sub-paragraph (i) above. In addition, the Phantom DDB Plan Share Exchange Agreement also provides for the termination of the Phantom DDB Plan, the Yellow Book USA, Inc. Management Equity Plan and, insofar as the obligations of Hicks Muse and Apax Partners are concerned, the Management Incentive Plan and Trust Distribution Agreement (in each case as referred to in the Phantom DDB Plan Share Exchange Agreement).

(d) *Fourth Share Exchange Agreement*

Each of the DDB Holders and the Company has entered into the Fourth Share Exchange Agreement conditional on Admission pursuant to which the DDB Holders have agreed to transfer to the Company the entire issued share capital of the DDB Companies and a certain amount of DDBs 2001 and DDBs 2002 held directly by them. The Company has agreed to allot and issue (i) to the person or persons (other than the DDB Holders) nominated by the Underwriters (and/or the Underwriters themselves to the extent that the Underwriters do not procure allottees for all such Ordinary Shares and, in accordance with the terms of the Underwriting Agreement, the Company requires the Underwriters to take an allotment of such Ordinary Shares) in accordance with the terms of the Underwriting Agreement 215,280,606 Ordinary Shares, each credited as fully paid-up in an amount equal to the Offer Price, in partial consideration of the transfer to the Company of the DDB Companies by the DDB Holders and 12,420,035 Ordinary Shares, each credited as fully paid-up in an amount equal to the Offer Price, in partial consideration for the transfer to the Company of the DDBs 2001 and the DDBs 2002 held by certain of the DDB Holders and, to the extent that Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements on Admission, up to a further 28,388,937 Ordinary Shares, to the person or persons (other than the DDB Holders and the stabilising manager) nominated by the stabilising manager, each credited as fully paid-up as to an amount equal to the Offer Price, and (ii) to certain of the DDB Holders, further Ordinary Shares and to the DDB Holders, Ordinary Shares not acquired pursuant to paragraph (i) above, each credited as fully paid-up in an amount equal to the Offer Price. Under the Fourth Share Exchange Agreement, the Company has agreed to procure that, on or around Admission, (A) the Underwriters and (B) the Stabilising Manager will pay to the DDB Holders the net proceeds (after deducting commissions in accordance with the Underwriting Agreement) of the allotment and issue at the Offer Price of the Ordinary Shares referred to in sub-paragraph (i) above. Under the Fourth Share Exchange Agreement, the Company has agreed to purchase all of the deferred shares of £0.0001 each referred to in paragraph 2.3(s) of this Part X for a total consideration of £0.09.

(e) *Registration Rights Agreement*

The Company, each of the Participating Shareholders and Yell Management Company LLC have entered into a registration rights agreement conditional on Admission (the "Registration Rights Agreement") pursuant to which the Company has agreed to grant each of the Institutional Participating Shareholders and their permitted transferees and Yell Management Company LLC and its permitted transferees certain rights to include any Ordinary Shares held by them in any registration statement filed by the Company or any of its subsidiaries under the Securities Act and, in the event that the Company or any of its subsidiaries files any such registration statement and the Institutional Participating Shareholders and/or Yell Management Company LLC exercise their rights to include Ordinary Shares held by them in any such registration statement, the Company has agreed to indemnify each of the Institutional Participating Shareholders and Yell Management Company LLC and their respective permitted transferees in respect of certain matters.

## 12. Underwriting Arrangements

12.1 *Underwriting Agreement*

Under the terms of and subject to the conditions contained in the Underwriting Agreement entered into between the Company, the Participating Shareholders, the Directors, the Sponsor and the Underwriters, the Underwriters named below have severally agreed to procure acquirors for, or failing which to acquire themselves, at the Offer Price, the number of Primary Shares and Secondary Shares indicated below. The Company and certain of the Participating Shareholders have agreed to make available, at the Offer Price, to acquirors procured by the Underwriters, or failing which, to the Underwriters themselves, the number of Primary Shares and Secondary Shares indicated below:

| Name | Number of Primary Shares | Number of Secondary Shares |
|---|---|---|
| Merrill Lynch International | 75,877,193 | 124,122,807 |
| Goldman Sachs International | 75,877,193 | 124,122,807 |
| Total | 151,754,386 | 248,245,614 |

The Underwriting Agreement contains, amongst others, the following further provisions:

(a) The Company has appointed Merrill Lynch International as Sponsor in connection with the admission of the Ordinary Shares to the Official List and each of the Company and the UK Management Selling Shareholders has appointed the Joint Global Co-ordinators for the purposes of co-ordinating the Global Offer.

(b) Merrill Lynch International, as stabilising manager, on behalf of the Underwriters, has entered into the Over-allotment Arrangements with the Company and certain of the Participating Shareholders, pursuant to which Merrill Lynch International may, following agreement with the other Joint Global Co-ordinator, acquire, or procure acquirors for, up to 60,000,000 Over-allotment Shares at the Offer Price for the purposes of allowing Merrill Lynch International to meet over-allocations, if any, in connection with the Global Offer and to cover short positions resulting from stabilisation transactions. Following Admission, the number of Over-allotment Shares which are the subject of the Over-allotment Arrangements may vary but is expected to be determined not later than 14 August 2003. Settlement of any acquisition of Over-allotment Shares will take place shortly after such determination (or if acquired on Admission, at Admission). If any Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements,

Merrill Lynch International will be committed to pay to the relevant Participating Shareholder, or procure that payment is made to it of, an amount equal to the Offer Price multiplied by the number of Over-allotment Shares made available or arranged to be made available by that Participating Shareholder, less commissions. Save as required by law or by the applicable provisions of the Listing Rules, Merrill Lynch International does not intend to disclose the extent of any over-allotments made and/or any stabilisation transactions.

(c) The Company has agreed that the Underwriters may deduct from the proceeds of the Global Offer payable to the Company a commission of 2% of the amount equal to the Offer Price multiplied by the aggregate number of Primary Shares which the Underwriters have agreed to procure acquirors for, or failing which to acquire, pursuant to the terms of the Underwriting Agreement, and the Participating Shareholders have agreed that the Underwriters may deduct from the proceeds of the Global Offer payable to the Participating Shareholders a commission of 2% of the amount equal to the Offer Price multiplied by the aggregate number of Secondary Shares which the Underwriters have agreed to procure acquirors for, or failing which to acquire, pursuant to the terms of the Underwriting Agreement; in addition, certain of the Participating Shareholders have agreed that the stabilising manager may deduct (on behalf of the Underwriters) a commission of 1.2% of the amount equal to the Offer Price multiplied by the number of Over-allotment Shares (if any) made available or arranged to be made available by such Participating Shareholders pursuant to the Over-allotment Arrangements.

In addition to the commissions described above, the Company and the Participating Shareholders may, each in their respective sole discretion, pay, within 90 days after Admission, to Merrill Lynch International (on behalf of the Underwriters) a commission of up to 1% of the amount equal to the Offer Price multiplied (in the case of the Company) by the aggregate number of Primary Shares and (in the case of the Participating Shareholders) by the aggregate number of Secondary Shares which the Underwriters have agreed to procure acquirors for, or failing which to acquire, pursuant to the terms of the Underwriting Agreement, the amount of such commission (if any), and the allocation as between the Underwriters, to be determined, in the sole discretion of the Company or the Participating Shareholders (as the case may be), within 30 days of Admission.

All commissions will be paid together with any value added tax chargeable thereon.

(d) The obligations of the parties to the Underwriting Agreement are subject to certain conditions including, amongst others, that Admission occurs by not later than 8.00 am on 15 July 2003 or such later time and/or date (not later than 29 July 2003) as the Sponsor and the Joint Global Co-ordinators may agree with the Company. The Joint Global Co-ordinators may terminate the Underwriting Agreement in certain circumstances prior to Admission, including the occurrence of certain material changes in the condition (financial or otherwise), business prospects, business affairs or earnings of the Group and certain changes in financial, political or economic conditions (as more fully set out in the Underwriting Agreement).

(e) The Company has agreed to pay or cause to be paid (together with any related value added tax) certain costs, charges, fees and expenses of, or in connection with, or incidental to, amongst other things, the Global Offer and/or Admission. In addition, the Company and the Participating Shareholders have, in certain circumstances, agreed to pay and/or reimburse any stamp duty or stamp duty reserve tax arising out of or in connection with the arrangements that are the subject of the Underwriting Agreement.

(f) The Company, the Participating Shareholders and the Directors have given certain representations and warranties to the Sponsor and to the Underwriters and, in addition, the Company and the Participating Shareholders have given certain indemnities to the Sponsor and to the Underwriters. The liabilities of the Company are unlimited as to time and amount, those of the Directors are limited as to both time and amount and those of the Participating Shareholders are limited as to amount and, with certain exceptions, as to time.

(g) The Company has undertaken, amongst other things, to each of the Underwriters that, during a period of 180 days from Admission, it will not, without the prior written consent of any one of the Joint Global Co-ordinators, (such consent not to be unreasonably withheld or delayed) directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, any Ordinary

Shares or any other securities convertible into or exchangeable or exercisable for Ordinary Shares, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Ordinary Shares, whether any such swap transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, save in respect of Ordinary Shares issued: (A) pursuant to the Global Offer; (B) pursuant to the Over-allotment Arrangements, or (C) pursuant to the exercise of options under share option schemes in existence on the date of Admission and/or described in this document.

(h) Each of the Participating Shareholders separately (other than the Institutional Participating Shareholders) and the Non-Executive Directors has undertaken to each of the Underwriters that, during a period of 365 days from the date of Admission, it/he will not, without the prior written consent of the Joint Global Co-ordinators (such consent not to be unreasonably withheld or delayed), directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of the Ordinary Shares or any securities convertible into or exchangeable or exercisable for Ordinary Shares, whether now owned or acquired after the date of the Underwriting Agreement by it/him or with respect to which it/he has or acquires after the date of the Underwriting Agreement the power of disposition, or request or demand that the Company file any registration statement under the Securities Act with respect to any of the foregoing, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Ordinary Shares, whether any such swap transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, save that the above restrictions shall not apply in respect of any Ordinary Shares which form part of the Global Offer or are the subject of the Over-allotment Arrangements and shall not prohibit any such Participating Shareholder or Non-executive Director (A) from accepting a general offer made to all the holders of issued and allotted Ordinary Shares for the time being (other than Ordinary Shares held or contracted to be acquired by the offeror or its associates within the meaning of section 430E of the Act) made in accordance with the City Code on Takeovers and Mergers on terms that treat all such holders alike; (B) from executing and delivering an irrevocable commitment or undertaking to accept a general offer as is referred to in sub-paragraph (A) above; (C) from selling or otherwise disposing of Ordinary Shares pursuant to any offer by the Company to purchase its own shares that is made on identical terms to all holders of Ordinary Shares in the Company; (D) from transferring or disposing of Ordinary Shares pursuant to a compromise or arrangement between the Company and its creditors or any class of them or between the Company and its members or any class of them that is agreed to by the creditors or members and sanctioned by the Court under sections 425-427A of the Act; (E) from exercising rights to acquire Ordinary Shares pursuant to or in connection with any employee benefit arrangements, including employee share option plans; (F) (subject to certain provisos in the Underwriting Agreement) from transferring or disposing of Ordinary Shares in the case of an individual by way of gift to any person or persons acting in his or their capacity as trustee or trustees of a trust of which such individual is the settlor or to any person who is the spouse, a sibling, a parent, a grandchild or a child of such individual provided that such transferee, before registration of any such transfer, executes an undertaking in a form reasonably satisfactory to the Joint Global Co-ordinators in relation to such Ordinary Shares agreeing to be bound by the same restrictions described in this paragraph; (G) from taking up any rights granted in respect of a rights issue or other pre-emptive share offering by the Company; (H) in the case of Yell Management Company LLC only, from transferring or disposing of Ordinary Shares to members of Yell Management Company LLC provided that such member, before registration of any such transfer, executes an undertaking in a form reasonably satisfactory to the Joint Global Co-ordinators in relation to such Ordinary Shares agreeing to be bound by the same restrictions described in this paragraph; or (I) in the case of Mourant & Co. Trustees Limited (but only in its capacity as trustee of the Yell Employee Benefit Trust and not in any other capacity), from transferring or disposing of Ordinary Shares to the beneficial owner of such Ordinary Shares provided that such transferee, before registration of any such transfer, executes an undertaking in a form reasonably satisfactory to the Joint Global Co-ordinators in relation to such Ordinary Shares agreeing to be bound by the same restrictions described in this paragraph.

(i) Each of the Institutional Participating Shareholders separately has undertaken to each of the Underwriters that, during a period of 180 days from the date of Admission it will not, without the prior written consent of either of the Joint Global Co-ordinators (such consent not to be unreasonably withheld or delayed), directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of the Ordinary Shares or any securities convertible into or exchangeable or exercisable for Ordinary Shares, whether now owned or acquired after the date of the Underwriting Agreement by it or with respect to which it has or acquires after the date of the Underwriting Agreement the power of disposition, or request or demand that the Company file any registration statement under the Securities Act with respect to any of the foregoing, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Ordinary Shares, whether any such swap transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, save that the above restrictions shall not apply in respect of any Ordinary Shares that form part of the Global Offer or are the subject of the Over-allotment Arrangements and shall not prohibit any such Institutional Participating Shareholder (A) from accepting a general offer made to all the holders of issued and allotted Ordinary Shares for the time being (other than Ordinary Shares held or contracted to be acquired by the offeror or its associates within the meaning of section 430E of the Act) made in accordance with the City Code on Takeovers and Mergers on terms which treat all such holders alike; (B) from executing and delivering an irrevocable commitment or undertaking to accept a general offer as is referred to in sub-paragraph (A) above; (C) from selling or otherwise disposing of Ordinary Shares pursuant to any offer by the Company to purchase its own shares which is made on identical terms to all holders of Ordinary Shares in the Company; (D) from transferring or disposing of Ordinary Shares pursuant to a compromise or arrangement between the Company and its creditors or any class of them or between the Company and its members or any class of them which is agreed to by the creditors or members and sanctioned by the Court under sections 425-427A of the Act; (E) from taking up any rights granted in respect of a rights issue or other pre-emptive share offering by the Company; or (F) from transferring any Ordinary Shares or any interest in any Ordinary Shares to any of its Associated Entities (as such term is defined in the Underwriting Agreement) or prohibit any Associated Entity from transferring such Ordinary Shares or any interest in such Ordinary Shares to any Associated Entity provided that prior to any such transfer the relevant Associated Entity has entered into an undertaking on identical terms to the undertaking described in this paragraph in relation to the Ordinary Shares or interest to be so transferred, and provided that, in the event that such an Associated Entity ceases to be an Associated Entity, it shall transfer all Ordinary Shares or interests in Ordinary Shares that it holds, and that it acquired pursuant to one or more transfers all of which were made pursuant to the exemption described in this sub-paragraph (F) to an Associated Entity which has entered into an undertaking on equivalent terms to the undertaking described in this paragraph.

12.2 *Stock Lending Agreement*

In connection with the Over-allotment Arrangements, Merrill Lynch International, as stabilising manager, on behalf of the Underwriters, has entered into a stock lending agreement (the "Stock Lending Agreement") with certain of the Participating Shareholders pursuant to which Merrill Lynch International is able to borrow up to 60,000,000 Ordinary Shares on Admission for the purposes, amongst other things, of allowing Merrill Lynch International to settle, at Admission, over-allotments, if any, made in connection with the Global Offer. If Merrill Lynch International borrows any Ordinary Shares pursuant to the Stock Lending Agreement it will be required to return equivalent securities to the relevant lenders by no later than 19 August 2003.

## 13. Corporate Governance

The Directors support high standards of corporate governance. The Principles of Good Governance and Code of Best Practice contained in the report by the Committee on Corporate Governance (the "Combined Code"), as appended to the Listing Rules, currently recommend that the board of directors of a UK public company should include a balance of executive and non-executive directors, with non-executive directors comprising at least one-third of the board. The Combined Code further recommends that a majority of non-executive directors should be independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgment. The Combined Code also provides that the remuneration committees of UK public companies should consist exclusively of non-executive directors who are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgment. The Directors intend to comply with the Combined Code in these respects and have put in place procedures required to comply with the internal control aspects of the Combined Code.

The Company is aware of the recommendations contained in the recently published Higgs Report on the role and effectiveness of non-executive directors and Smith Report on company audit committees. Certain of the recommendations contained in these reports (for example, in relation to the number of independent non-executive directors and the composition of the principal board committees) go further than both the Combined Code in its current form and the arrangements the Company has in place at present. It has not yet been determined what, if any, revisions will be made to the Combined Code as a consequence of these recommendations. The Company will review its corporate governance arrangements on publication of any revisions to the Combined Code in order to determine what changes are appropriate.

Currently, the Board is composed of eight members, four of whom are independent, one of whom is appointed by the Hicks Muse Participating Shareholders (Lyndon Lea) and one of whom is deemed not to be independent under the Combined Code due to his relationship with Hicks Muse (Lord Powell of Bayswater). In accordance with the Company's articles of association (see paragraph 3.2(e) "Summary of Our Memorandum and Articles of Association—Articles of Association—Directors" of this Part X) and pursuant to the terms of the Shareholders Agreement described in paragraph 11.21(b) "Material Contracts—Shareholders Agreement" in this Part X, the Apax Partners Participating Shareholders (acting together) and the Hicks Muse Participating Shareholders (acting together), each separately have the right to appoint and remove and replace a director to the board of the Company for so long as they (or certain connected persons) continue respectively to hold at least 10% of the issued share capital of the Company from time to time. At present the Apax Partners Participating Shareholders (acting together) have not exercised this right. The Company intends to appoint an additional independent non-executive director to the Board. The Company is currently looking for a suitable candidate although no individual has yet been identified or approached. Each director of the Company has one vote. Resolutions will be adopted by majority vote of those present and, if the votes are equal, the chairman of the meeting has a second, or deciding, vote. In accordance with the articles of association, no director shall vote or count in the quorum in relation to a resolution or a meeting of the directors in respect of any contract or arrangement or other proposal whatsoever in which he has an interest which (together with any interest of a connected person) to his knowledge is a material interest.

Further, the Hicks Muse Participating Shareholders (acting together) and the Apax Partners Participating Shareholders (acting together) have each separately agreed that, in the event that they or their permitted transferees have a controlling shareholding (as defined in the Listing Rules) in the Company, they will ensure that a majority of the directors on the board of the Company and any committee of the board of the Company shall be wholly unconnected with the Hicks Muse Participating Shareholders and/or the Apax Partners Participating Shareholders and that no transaction, arrangement or agreement contemplated by any member of the Group which any director of the Company believes may conflict with the interests of either the Hicks Muse Participating Shareholders or the Apax Partners Participating Shareholders shall be entered into without the prior approval of a majority of the directors of the Company who are independent of that Institutional Participating Shareholder and its affiliates. See paragraph 11.21(b) "Material Contracts—Shareholders Agreement" of this Part X.

The Board has established an audit committee, a remuneration committee and a nomination committee. The Company expects that the Board will meet at least six times per year (four times in the United Kingdom and twice in the United States) and may meet at other times at the request of any Director.

The audit committee is chaired by John Coghlan, and its other members are Robert Scott and Joachim Eberhardt. Only non-executive directors may serve on the committee and the majority of the members of the committee shall be independent of the management of the Company and shall have no links with the external auditors. It will normally meet not less than four times a year and will meet the internal and external auditors at least twice a year without the executive directors present.

The audit committee is responsible for making recommendations to the board of the Company on the appointment of the external auditors and their remuneration. The committee will consider the nature, scope and results of the auditors' work and will review (and reserves the right to approve) any non-audit services that are to be provided by the external auditors. It receives and reviews reports from management and the Group's auditors relating to the Group's annual report and accounts. The committee focuses particularly on compliance with legal requirements, accounting standards and the Listing Rules and ensuring that an effective system of internal financial and non-financial controls is maintained. The ultimate responsibility for reviewing and approving the annual report and accounts remains with the board of the Company.

The remuneration committee is chaired by Joachim Eberhardt, and its other member is Charles Carey. Following the appointment of the additional independent non-executive director to the Board, he or she will become a member of the remuneration committee. In the event that an additional independent non-executive director is not appointed to the Board, one of the independent Non-Executive Directors not currently sitting on the remuneration committee will be appointed to the remuneration committee. Only non-executive directors of the Company may serve on the committee and the members of the committee must be independent of the Company's management. The committee, which will normally meet at least once a year, has responsibility for making recommendations to the board on the Company's policy on the remuneration of senior executives, for reviewing the performance of executive directors and senior management of the Company and for determining, within agreed terms of reference, specific remuneration packages for each of the directors of the Company and members of senior management, including pension rights, any compensation payments and the implementation of executive incentive schemes. In accordance with the committee's terms of reference, no director may participate in discussions relating to their own terms and conditions of service or remuneration.

The nomination committee is chaired by Lyndon Lea, and its other members are Charles Carey, John Coghlan and John Condron. Following the appointment of the additional independent non-executive director to the Board, he or she will become a member of the nomination committee. Following such appointment, a majority of the members of the committee shall be non-executive directors of the Company and the chairman of the committee shall be a non-executive director. In the event that an additional independent non-executive director is not appointed to the Board, one of the independent Non-Executive Directors not currently sitting on the nomination committee will be appointed to the nomination committee. The committee, which will normally meet not less than once a year, has responsibility for considering the size, structure and composition of the board of the Company, retirements and appointments of additional and replacement directors and making appropriate recommendations to the board of the Company.

The identity of each of the chairman of the committees referred to above, and of the Company itself, will be reviewed on an annual basis. The membership of these committees and their terms of reference will be kept under review, in light of the proposed changes to the Combined Code.

In addition, Yell Finance BV is subject to the requirements of the Sarbanes-Oxley Act of 2002 as a result of its obligation to provide reports to the SEC in connection with its outstanding Notes.

## 14. Securities Laws

### 14.1 *General*

No action has been or will be taken in any jurisdiction that would permit a public offering of the Ordinary Shares, or possession or distribution of this document or any other offering material, in any country or jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this document nor any other offering material or advertisement in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this document comes should inform themselves about and observe any restrictions on the distribution of this document and the offer of Ordinary Shares, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to subscribe for or buy any of the Ordinary Shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction.

### 14.2 *United States of America*

*Because of the following restrictions, purchasers of Ordinary Shares in the United States are advised to consult legal counsel prior to making any offer for, resale, pledge or other transfer of, the Ordinary Shares.*

The Ordinary Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction and, accordingly, may not be offered, sold or delivered within the United States except under the Global Offer to QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or transaction not subject to, the registration requirements of the Securities Act. Ordinary Shares may be sold outside the United States in accordance with Regulation S under the Securities Act ("Regulation S").

(a) *Rule 144A Ordinary Shares*

Each purchaser of Ordinary Shares offered in reliance on Rule 144A or another exemption under the Securities Act (the "Rule 144A Ordinary Shares") who is located in the United States will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

(i) The purchaser (A) is a QIB, (B) is aware, and each beneficial owner of such Rule 144A Ordinary Shares has been advised, that the sale to it is being made in reliance on Rule 144A or another exemption under the Securities Act and (C) is acquiring such Rule 144A Ordinary Shares for its own account or for the account of a QIB.

(ii) The purchaser understands that the Rule 144A Ordinary Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, pledged or otherwise transferred except (A) in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believes is a QIB purchasing for its own account or for the account of a QIB, (B) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S or (C) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), in each case in accordance with any applicable securities laws of any state of the United States.

(iii) It acknowledges that the Ordinary Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and that no representation is made as to the availability of the exemption provided by Rule 144 for resales of Ordinary Shares.

(iv) If in the future the purchaser decides to offer, resell, pledge or otherwise transfer such Rule 144A Ordinary Shares, such Rule 144A Ordinary Shares may be offered, sold, pledged or otherwise transferred only in accordance with the following legend, which the Rule 144A Ordinary Shares, if in certificated form, will bear unless otherwise determined by the Company in accordance with applicable law:

**THE SHARES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THE ORDINARY SHARES REPRESENTED HEREBY. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE SHARES MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITORY RECEIPT FACILITY IN RESPECT OF ORDINARY SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITORY BANK. EACH HOLDER, BY ITS ACCEPTANCE OF THIS SHARE, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.**

(v) Any offer, sale, pledge or other transfer made other than in compliance with the above-stated restrictions shall not be recognised by the Company in respect of the Rule 144A Ordinary Shares.

(vi) It acknowledges that, notwithstanding anything to the contrary in the foregoing, the Ordinary Shares may not be deposited into any unrestricted depository receipt facility in respect of Ordinary Shares established or maintained by a depository bank.

(vii) It represents that if, in the future, it offers, resells, pledges or otherwise transfers such Rule 144A Ordinary Shares, it shall notify such subsequent transferee of the transfer restrictions set out in paragraphs (i) to (vi) above.

(viii) The Company, the Registrar, the Joint Global Co-ordinators and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If the purchaser is acquiring any Ordinary Shares for the account of one or more QIB, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

**Prospective purchasers are hereby notified that sellers of Rule 144A Ordinary Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.**

(b) *Regulation S Ordinary Shares*

Each purchaser of the Ordinary Shares outside the United States pursuant to Regulation S (the "Regulation S Ordinary Shares"), and each subsequent purchaser of such Ordinary Shares will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used in this paragraph as defined in Rule 144A and Regulation S):

(i) The purchaser (A) is, and the person, if any, for whose account it is acquiring the Regulation S Ordinary Shares is, or at the time Ordinary Shares are subscribed for or purchased will be, the beneficial owner of such Ordinary Shares, (B) is located outside the United States, and (C) is not an affiliate of the Company or a person acting on the behalf of such an affiliate.

(ii) The purchaser is aware that the Regulation S Ordinary Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States.

(iii) Any offer, sale, pledge or other transfer made other than in compliance with the restrictions stated above shall not be recognised by the Company in respect of the Regulation S Ordinary Shares.

(iv) The Company, the Registrar, the Joint Global Co-ordinators and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements.

14.3 *United Kingdom*

The Global Offer is only being made to persons in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA, and each Underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of the Ordinary Shares in circumstances in which section 21(1) of the FSMA does not apply to the Company.

14.4 *Australia*

This document does not constitute a disclosure document under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia (the "Corporations Act") and will not be lodged with the Australian Securities and Investments Commission. The Ordinary Shares will be offered to persons who receive offers in Australia only to the extent that such offers of shares for issue or sale do not need disclosure to investors under Part 6D.2 of the Corporations Act. Any offer of shares received in Australia is void to the extent that it needs disclosure to investors under the Corporations Act. In particular, offers for the issue or sale of Ordinary Shares will only be made in Australia in reliance on various exemptions from such disclosure to investors provided by section 708 of the Corporations Act. Any offer of shares received in Australia is void to the extent that it needs disclosure to investors under the Corporations Act. Any person to whom Ordinary Shares are issued or sold pursuant to an exemption provided by section 708 of the Corporations Act must not within 12 months after the issue offer those Ordinary Shares for sale in Australia unless that offer is itself made in reliance on an exemption from disclosure provided by that section.

14.5 *Japan*

The Ordinary Shares have not been and will not be registered under the Securities and Exchange Law of Japan (Law No 25 of 1948, as amended), and may not be offered or sold, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other relevant laws and regulations of Japan.

14.6 *The Netherlands*

The Ordinary Shares may not be offered, transferred, sold or delivered to any individual or legal entity other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities) in the Netherlands.

## 15. UK Taxation

15.1 *General*

**The following statements are intended to apply only as a general guide to current UK tax law and to the current practice of the UK Inland Revenue. They are intended to apply only to shareholders who are resident in the United Kingdom for UK tax purposes, who hold the Ordinary Shares as investments and who are the beneficial owners of the Ordinary Shares. The statements may not apply to certain classes of shareholders such as dealers in securities. Prospective acquirors of Ordinary Shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of the Ordinary Shares or who are subject to tax in a jurisdiction other than the UK should consult their own tax advisers.**

15.2 *Dividends*

Under current tax law, the Company will not be required to withhold tax at source from dividend payments it makes.

(a) *Individuals*

An individual shareholder who is resident in the United Kingdom for tax purposes and who receives a dividend from the Company will be entitled to a tax credit which may be set off against his total income tax liability on the dividend. Such an individual shareholder's liability to income tax is calculated on the aggregate of the dividend and the tax credit (the "gross dividend") which will be regarded as the top slice of the individual's income. The tax credit will be equal to 10% of the gross dividend (i.e. the tax credit will be one-ninth of the amount of the dividend).

Generally, a UK resident individual shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to reclaim any part of the tax credit. A UK resident shareholder who is liable to income tax at the lower or basic rate will be subject to income tax on the dividend at the rate of 10% of the gross dividend so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. A UK resident individual shareholder liable to income tax at the higher rate will be subject to income tax on the gross dividend at 32.5%. After taking into account the tax credit, such a shareholder will have to account for additional tax equal to 22.5% of the gross dividend (an effective tax rate of 25% of the net cash dividend received).

(b) *Companies*

A corporate shareholder resident in the United Kingdom for tax purposes will not normally be subject to corporation tax on any dividend received from the Company. Such corporate shareholders will not be able to claim repayment of the tax credit attaching to any dividend.

(c) *Pension funds*

UK pension funds will not be entitled to reclaim the tax credit attaching to any dividend paid by the Company.

15.3 *Capital Gains*

A disposal of Ordinary Shares by a shareholder who is either resident or ordinarily resident in the United Kingdom for tax purposes, or is not UK resident but carries on a trade, profession or vocation in the United Kingdom through a branch or agency and has used, held or acquired the Ordinary Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the shareholder's circumstances and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of the taxation of capital gains. Assuming that the proposals dealing with the Taxation of UK Branches of Foreign Companies contained in the Finance Bill 2003 are enacted in their current form, then the position as set out in the previous sentence will no longer apply to a company not resident in the United Kingdom. Instead, if such proposals are enacted, then a disposal of Ordinary Shares in an accounting period beginning on or after January 1, 2003 by a company not resident in the United Kingdom but which carries on a trade in the United Kingdom through a permanent establishment and which used the Ordinary Shares in or for the purposes of the trade or which used, held or acquired the Ordinary Shares for the purposes of such permanent establishment may, depending on the company's circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains. A shareholder who is an individual and who has, on or after 17 March 1998, ceased to be resident and ordinarily resident in the United Kingdom for tax purposes for a period of less than five years and who disposes of the Ordinary Shares during that period may also be liable on his return to the United Kingdom to tax on any capital gain realised (subject to any available exemption or relief).

15.4 *Stamp duty and stamp duty reserve tax*

In relation to the Primary Shares being issued by the Company, no liability to stamp duty or stamp duty reserve tax ("SDRT") will arise on the issue of, or on the issue of definitive share certificates in respect of, such shares by the Company (unless issued into a clearance system or depositary arrangement, on which see below).

Initial acquirors of Secondary Shares will, unless such shares are deposited into a clearance system or depositary arrangement, acquire such shares free of liability to stamp duty or SDRT (to the extent that such liability arises).

The subsequent conveyance or transfer on sale of the Ordinary Shares outside the CREST system will generally be subject to *ad valorem* stamp duty on the instrument of transfer at the rate of 0.5% of the amount or value of the consideration given rounded up to the nearest £5. Stamp duty is normally the liability of the purchaser or transferee of the Ordinary Shares. An unconditional agreement to transfer Ordinary Shares will *normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the* consideration for the Ordinary Shares. However, where within six years of the date of the agreement, an instrument of transfer is executed and duly stamped, the SDRT liability will be cancelled and any SDRT which has been paid will be repaid. SDRT is normally the liability of the purchaser or transferee of the Ordinary Shares.

Under the CREST system for paperless share transfers, deposits of Ordinary Shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT will arise usually at the rate of 0.5% of the value of the consideration given. Subsequent paperless transfers of Ordinary Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5% of the amount or value of the consideration payable. CREST is obliged to collect SDRT from the purchaser of the Ordinary Shares on relevant transactions settled within the system.

Where Ordinary Shares are issued or transferred (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty (in the case of a transfer only to such persons) or SDRT may be payable at a rate of 1.5% of the amount or value of the consideration payable or, in certain circumstances, the value of the Ordinary Shares or, in the case of an issue to such persons, the issue price of the Ordinary Shares.

The above statements are intended as a general guide to the current position. Certain categories of person, including market makers, brokers, dealers and persons connected with depositary arrangements and clearance services, are not liable to stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

**Any person who is in any doubt as to his tax position or who may be subject to tax in any other jurisdiction should consult his professional tax adviser.**

16. **US Taxation**

16.1 *US Federal Income Taxation*

The following discussion is a summary of the material in US federal income tax consequences under current law of the purchase, ownership and disposition of Ordinary Shares. The discussion is not a full discussion of all tax considerations that may be relevant to a decision to purchase Ordinary Shares, The discussion addresses only US Holders (as defined below) that will hold Ordinary Shares as capital assets and use the US dollar as their functional currency. Without limiting the generality of the foregoing, this summary does not deal with the tax treatment of investors subject to special rules, such as banks or other financial institutions, thrifts, securities broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their security holdings, insurance companies, tax-exempt entities, holders of 10% or more of the Company's voting shares, persons holding Ordinary Shares as part of a hedging, straddle, conversion or constructive sale transaction or other integrated investment, persons who receive Ordinary Shares as compensation, certain expatriate or former long-term residents of the United States or persons who are resident or ordinarily resident in the United Kingdom. **Prospective purchasers should consult their tax advisers about the US federal, state, local and foreign tax consequences to them of an investment in the Ordinary Shares.**

As used here, "US Holder" means a beneficial owner of Ordinary Shares that for US federal income tax purposes is (i) an individual who is a US citizen or resident, (ii) a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organised in the United States or under the laws of the United States or of any state or the District of Columbia, (iii) a trust if one or more US persons have authority to control all substantial decisions of the trust and a court within the US is able to exercise primary supervision over the administration of the trust, or (iv) an estate, the income of which is subject to US federal income tax regardless of its source. The tax consequences to a partner in a partnership holding Ordinary Shares will generally depend on the status of the partner and activities of the partnership. US Holders that are partners in a partnership that holds Ordinary Shares are urged to consult their own tax advisers regarding the specific tax consequences of purchasing, owning and disposing of such Ordinary Shares.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. The summary also discusses the income tax treaty between the United States and the United Kingdom that entered into force on 25 April 1980 (the "1980 Treaty" and the new income tax treaty that entered into force on 31 March 2003 (the "New Treaty"), as both treaties may be applicable to US Holders. The discussion below notes instances where the relevant provisions of the New Treaty will produce a materially different result for US Holders. US Holders should note that certain articles in the New Treaty limit or restrict the ability of a US Holder to claim benefits under the New Treaty and that similar provisions were not contained in the 1980 Treaty. US Holders should consult their own tax advisers concerning the applicability of both Treaties.

**THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE ORDINARY SHARES, INCLUDING THEIR ELIGIBILITY FOR THE BENEFITS OF THE TREATIES, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.**

16.2 *Dividends*

Subject to the passive foreign investment company ("PFIC") rules discussed below, cash dividends paid with respect to the Ordinary Shares generally will be included in the gross income of a US Holder as ordinary income from foreign sources to the extent paid out of the Company's earnings and profits as determined under US federal income tax principles. To the extent that a distribution exceeds the Company's earnings and profits, it will be treated as a non-taxable return of capital to the extent of the US Holder's adjusted tax basis in the Ordinary Shares and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits under US federal income tax principles. Therefore, a US holder may be unable to determine whether any portion of a distribution is not treated as a dividend for US federal income tax purposes and therefore may be required to treat the full amount of any distribution as a dividend. The dividends will not be eligible for the dividends-received deductions available to corporations. Dividends paid in pounds sterling will be includable in a US dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into dollars at that time. A US Holder's tax basis in pounds sterling will equal such dollar amount. Any gain or loss recognised on a subsequent conversion of the pounds sterling for a different amount will be US source ordinary income or loss.

The New Treaty generally will have effect in respect of any dividends paid by the Company on or after 1 May 2003. However, a US Holder entitled to benefits under the 1980 Treaty may elect to have the provisions of the 1980 Treaty continue for an additional 12 months if the election to apply the 1980 Treaty would result in greater benefits to the US Holder. If a US Holder were to make an effective election, the following discussion with respect to dividend payments made pursuant to the 1980 Treaty would continue to apply to any dividends paid by the Company prior to May 1, 2004.

A US Holder entitled to benefits of the 1980 Treaty will be entitled to a UK tax credit equal to the amount of the tax credit that UK resident individuals can claim against UK tax imposed on a dividend. The tax credit will be subject to a UK withholding tax equal to the lesser of 15% of the sum of the dividend and the tax credit (the "gross dividend") or the amount of the tax credit. Under present law, the tax credit is 10% of the gross dividend, resulting in a UK withholding tax that is equal the tax credit. No payment will therefore actually be made in respect of the credit. Nevertheless, the offsetting payments may have US tax significance. US Holders should consult their tax advisers about whether to treat the tax credit payment as additional ordinary income and then claim an offsetting deduction or a foreign tax credit for the withholding tax by making an appropriate election on IRS Form 8833 in accordance with United States Treasury Revenue Procedure 2000-13, 2000-1 C.B. 515. Subject to certain limitations, a US Holder that makes the election on Form 8833 pursuant to the 1980 Treaty will generally be entitled to a credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, equal to the UK tax credit associated with dividends paid by the Company.

For purposes of the foreign tax credit limitation, foreign source income is classified into one of several "baskets", and the credit for foreign taxes on income in any basket is limited to US federal income tax allocable to that income. Dividends paid by the Company generally will constitute foreign source income in the "passive income" basket or, in the case of certain holders, the "financial services income" basket. In certain circumstances, a US Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the US Holder (i) has not held the Ordinary Shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, or (ii) holds the Ordinary Shares in an arrangement in which the US Holder's expected profit, after non-US taxes, is insubstantial. US Holders that are accrual-basis taxpayers must translate UK taxes into US dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, whilst all US Holders must translate taxable dividend income into US dollars at the spot rate on the date received. This difference in exchange rates may reduce the US dollar value of the credits for UK taxes relative to the US Holder's US federal income tax liability attributable to a dividend.

There will be no hypothetical UK tax credit and no notional UK withholding tax applied to a dividend payment made under the New Treaty. Moreover, the United Kingdom does not impose actual withholding tax on dividends under current law. Therefore, US Holders will have no claim for a foreign tax credit in respect of any dividend payment made by the Company on or after 1 May 2003 (or 1 May 2004 in the case of a Holder who effectively elects to extend the applicability of the 1980 Treaty as described above). US Holders should consult their own tax advisers to determine whether they are eligible for benefits under the 1980 Treaty and the New Treaty, whether, and to what extent, a foreign tax credit will be available with respect to dividends received from the Company, and whether it may be advisable in light of the holder's particular circumstances to elect to have the provisions of the 1980 Treaty continue in force until 1 May 2004.

16.3 *Capital gains*

Subject to the PFIC rules discussed below, a US Holder generally will recognise capital gain or loss on the sale or other disposition of the Ordinary Shares equal to the difference between the US dollar value of the amount realised from such sale or other disposition and the US Holder's tax basis (determined in US dollars) for such Ordinary Shares. In the case of non-corporate US Holders, the maximum marginal US federal income tax rate applicable to the sale or exchange of Ordinary Shares that are held by such US Holder as capital assets for over one year and that are sold on or after 6 May 2003 but in taxable years beginning before 1 January 2009, will be 15%. The deductibility of capital losses is subject to significant limitations. Any gain or loss generally will be treated as arising from US sources.

16.4 *Recent US tax law changes applicable to individuals*

Recent US tax legislation generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "2003 Act"), the marginal tax rates applicable to ordinary income generally have been lowered effective 1 January 2003. Furthermore, "qualified dividend income" received by individuals in taxable years beginning after 31 December 2002 and before 1 January 2009, generally will be taxed at a maximum US federal rate of 15% (rather than the higher rates of tax generally applicable to items of ordinary income) provided certain holding period requirements are met. For this purpose, "qualified dividend income" generally includes dividends paid on shares in US corporations as well as dividends paid on shares in certain non-US corporations if, amongst other things, (i) the shares of the non-US corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information programme (qualifying treaties are to be identified by the Secretary of the US Treasury Department). We currently anticipate that dividends paid by us with respect to our Ordinary Shares should constitute "qualified dividend income" for US federal income tax purposes and that US holders who are individuals should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-US corporations will constitute "qualified dividend income" and the effect of such status on the ability of a taxpayer to utilise associated foreign tax credits is not entirely clear at present. It is anticipated that there will be administrative pronouncements concerning these provisions in the future. In the meantime, investors are urged to consult their own tax advisers regarding the impact of the provisions of the 2003 Act on their own particular situations. We will notify shareholders if we determine that distributions made by us do not constitute "qualified dividend income".

16.5 *Passive foreign investment company*

A non-US company is a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income. The Company believes it is not a PFIC and will not become a PFIC after the Global Offer. The Company's status in any taxable year will depend upon its assets (including proceeds of the Global Offer) and activities in each year and is subject to change. The Company does not anticipate that its assets or activities will change in a manner that would cause it to be classified as a PFIC. Shareholders should consult the Company's website each year for current information as to its PFIC status.

If the Company was deemed to be a PFIC in any taxable year during which a US Holder owns Ordinary Shares, the US Holder would be subject to additional taxes on any "excess distributions" received from the Company and any gain realised from a sale or other disposition of the Ordinary Shares (regardless of whether the Company continues to be a PFIC). A US Holder would have an excess distribution to the extent that distributions on Ordinary Shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the US Holder's holding period). To compute the tax on excess distributions or any gain (i) the excess distribution or the gain is allocated rateably over the US Holder's holding period, (ii) the amount allocated to the current taxable year and years when the Company was not a PFIC is taxed as ordinary income and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. Furthermore, in such case dividends paid by the Company would not be "qualified dividend income" for purposes of the 2003 Act and would be taxed at the higher rates applicable to other items of ordinary income.

Some of the rules with respect to distributions and dispositions described above (not including the ineligibility of dividends for the reduced rates of tax under the 2003 Act) may be avoided if a US Holder makes a valid "mark-to-market" election with respect to the Ordinary Shares. If a "mark-to-market" election is made, the electing US Holder generally (i) would be required to recognise, entirely as ordinary income, an amount equal to the excess, if any, between the fair market value of the Ordinary Shares and its adjusted tax basis in such Ordinary Shares upon either (A) the sale or other disposition of any Ordinary Shares; or (B) the close of any taxable year, to the extent the electing US Holder still owns any Ordinary Shares at such date; and (ii) in case such Ordinary Shares' adjusted tax basis is in excess of such Ordinary Shares' fair market value, the electing US Holder would be allowed to deduct such excess as an ordinary loss, but only to the extent of the amount previously included in gross income as ordinary income by such US Holder as a result of the "mark-to-market" election. Because the Ordinary Shares will be traded on the London Stock Exchange, a US Holder should be able to make the mark-to-market election. Such election cannot be revoked without the consent of the US Internal Revenue Service unless the Ordinary Shares cease to be marketable. Most of the adverse US federal income tax consequences of holding shares of a PFIC can also be avoided if the US Holder makes a qualified electing fund election (a "QEF election"). In order to make a QEF election, the Company would have to provide US Holders with certain information annually. If the Company were to be a PFIC, the Company does not intend to provide US Holders with the information needed to make a QEF election.

16.6 *Backup withholding and information reporting*

In general, information reporting requirements may apply to dividends paid in respect of the Ordinary Shares or the proceeds received on the sale or exchange of the Ordinary Shares within the United States by non-corporate US Holders. Backup withholding at the applicable statutory rate (currently 28%) may apply to payments to a US Holder of dividends or the proceeds of a sale or other disposition of Ordinary Shares if such US Holder fails to provide an accurate taxpayer identification number on a properly executed form to certify that such US Holder is not subject to backup withholding; or otherwise to comply with the applicable requirements of backup withholding. The amount of any backup withholding from a payment to a US taxpayer may generally be claimed as a credit against the US taxpayer's US federal income tax liability and a refund of any excess amount withheld under the backup withholding rules may be obtained by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

## 17. Working Capital

In the opinion of the Company, taking into account its available bank facilities and the net proceeds of the Global Offer receivable by the Company, the working capital available to the Yell Group is sufficient for the Group's present requirements, that is for at least the next 12 months following the date of this document.

## 18. Litigation

No member of the Group is or has been engaged in or, so far as the Company is aware, has pending or threatened, any legal or arbitration proceedings which may have, or have had during the recent past (covering at least the 12 months preceding the date of this document), a significant effect on the Group's financial position.

## 19. CREST

19.1 CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. Upon Admission, the Company's articles of association will permit the holding of Ordinary Shares under the CREST system. The Directors will apply for the Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, the settlement of transactions in the Ordinary Shares following Admission may take place within the CREST system if the relevant shareholders so wish.

19.2 CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so. Institutional investors purchasing Ordinary Shares in the Global Offer may elect to receive Ordinary Shares in uncertificated form if such investor is a system-member (as defined in The Uncertificated Securities Regulations 2001) in relation to CREST.

20. **Dividend Restrictions**

As a holding company, the Company's ability to pay dividends is affected by its ability to receive funds for such purposes directly or indirectly from its operating company subsidiaries.

Under the terms of the New Bank Facility, the Company is permitted to pay a dividend to the extent such payments are permitted under the terms of the Indentures governing the Notes.

Under the Indentures governing the Notes, the ability of the Company's direct holding company subsidiary Yell Finance BV either to (i) pay a dividend to the Company or (ii) make interest payments to the Company on existing subordinated inter-company loans in order to enable the Company to pay a dividend, is limited by the restricted payments covenant under the Indentures. Because a significant portion of the proceeds that the Company will receive from the Global Offer is expected to be provided to Yell Finance BV in the form of equity or further subordinated inter-company loans, the Company expects to have sufficient capacity under the restricted payments covenant to pay dividends. Further, even in the absence of such restricted payments capacity, Yell Finance BV is in any case permitted to pay a dividend to the Company of up to 6% per annum of the proceeds of the Global Offer contributed to Yell Finance BV.

Finally, pursuant to the Act, the Company may only pay dividends to the extent it has distributable reserves for such purposes. Following the approval by the High Court of the reduction and cancellation of 1,140,499 ordinary shares of the Company, the distributable reserves of the Company were credited with an amount of £864,498,242, turning the existing deficit on distributable reserves into a surplus; see paragraph 2.6 of this Part X. For information on the dividend currently envisaged in respect of the 2003 financial year, see "Key Information—Dividend Policy".

21. **Consent**

PricewaterhouseCoopers LLP has given and has not withdrawn its written consent to the inclusion in this document of its reports set out in Parts VI, VII and VIII, and references to its reports and its name in the form and context in which they appear and has authorised the contents of those sections of this document comprising its reports for the purposes of Regulation 6(1)(e) of Part 3 of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001 (as amended).

22. **Significant Change**

There has been no significant change in the financial or trading position of the Group since 31 March 2003, the date to which the Accountants' Report has been prepared.

23. **General**

23.1 The expenses relating to the issue of the Ordinary Shares, including the listing fees of the UK Listing Authority, the application for Admission, professional fees and expenses and the costs of printing and distribution of documents are estimated to amount to approximately £30 million (including VAT) and are payable by the Company. Included within the total are commissions on the offer of the Primary Shares, which are expected to be approximately £13 million, payable to the Underwriters.

23.2 Each Primary Share and each Secondary Share will be offered at a premium of 284p to its nominal value.

23.3 The financial information contained in this document which relates to the Company does not constitute full statutory accounts as referred to in section 240(5) of the Act. Statutory audited group accounts of the Company, on which the Company's auditors have given unqualified reports and which contained no statement under section 237(2) or (3) of the Act, have been delivered to the Registrar of Companies in respect of the accounting period ended 31 March 2003.

23.4 There are no arrangements in existence under which future dividends are to be waived or agreed to be waived.

24. **Documents Available for Inspection**

Copies of the following documents are available for inspection during the usual business hours on any weekday (public holidays excepted) for a period of not less than 14 days from the date of publication of this document at the offices of Weil, Gotshal & Manges, One South Place, London EC2M 2WG and at the Company's registered office at Queens Walk, Oxford Road, Reading, Berkshire, RG1 7PT.

(a) the memorandum and articles of association adopted by the Company conditional on Admission;

(b) the consolidated audited accounts of the Group for the financial year ended 31 March 2003 and the consolidated audit accounts for the Group for the period from incorporation on 15 March 2001 to 31 March 2002, incorporating the results of the Yell Group from its acquisition from BT on 22 June 2001;

(c) service agreements of all Executive Directors and letters of appointment of all Non-Executive Directors;

(d) the rules of the employee share option schemes referred to in paragraph 7 "Incentive Schemes";

(e) the contracts referred to in paragraph 11 "Material Contracts" and the Underwriting Agreement described in paragraph 12.1 "Underwriting Arrangements—Underwriting Agreement" in this Part X;

(f) the consent letter referred to in paragraph 21 "Consent" in this Part X;

(g) the report from PricewaterhouseCoopers LLP set out in Part VI "Accountants' Report";

(h) the report from PricewaterhouseCoopers LLP set out in Part VII "Financial Information on McLeod" regarding the unaudited reconciliation summary of differences between US GAAP and UK GAAP for the two years ended and at 31 December 2001 and 2000;

(i) the report from PricewaterhouseCoopers LLP regarding the pro forma balance sheet information set out in Part VIII "Unaudited Pro Forma Balance Sheet"; and

(j) the audited consolidated financial statements of McLeod for the two years ended 31 December 2000 and 2001.

## 25. Exchange Rate Information

The following table sets out, for the periods and dates indicated, certain information regarding the noon buying rate in New York City as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") for cable transfers in pounds sterling, expressed in dollars per pound sterling.

Such rates are provided solely for the convenience of the reader and should not be construed as a representation that pound sterling amounts actually represent such dollar amounts or that such pound sterling amounts could have been, or could be, converted into dollars at that rate or any other rate. Such rates are not used by the Group in the preparation of its consolidated financial statements included elsewhere in this document.

| | £1.00 = dollars | | |
|---|---|---|---|
| Month and year | High | Low | Period end |
| December 2002 | 1.6095 | 1.5555 | 1.6095 |
| January 2003 | 1.6482 | 1.5975 | 1.6448 |
| February 2003 | 1.6480 | 1.5727 | 1.5737 |
| March 2003 | 1.6129 | 1.5624 | 1.5790 |
| April 2003 | 1.6000 | 1.5500 | 1.6000 |
| May 2003 | 1.6484 | 1.5930 | 1.6393 |
| June 2003 | 1.6840 | 1.6278 | 1.6529 |

The table below sets forth the average of the Noon Buying Rates in New York City for cable transfers in pounds sterling on the last full day of each full month during each of the last five years ended 31 March 2003, and for the period from 1 April 2003 through 9 July 2003, expressed in dollars per pound sterling:

| Year ended 31 March | £1.00 = dollars |
|---|---|
| 1999 | 1.6526 |
| 2000 | 1.6085 |
| 2001 | 1.4737 |
| 2002 | 1.4166 |
| 2003 | 1.5542 |
| 1 April 2003 through 9 July 2003 | 1.6307 |

Dated 10 July 2003

**Definitions**

The following definitions apply throughout this document unless the context requires otherwise:

| | |
|---|---|
| "Accountants' Report" | the report prepared by PricewaterhouseCoopers LLP in relation to the Company and its subsidiaries as set out in Part VI of this document; |
| "Act" | the Companies Act 1985, as amended; |
| "Adjusted EBITDA" | for the Yell Group adjusted EBITDA comprises EBITDA (as defined below) adjusted to exclude the expenses of management incentive plans under UK GAAP of £11.6 million, £3.0 million and £nil for the years ended 31 March 2001, 2002 and 2003, respectively, and for the year ended 31 March 2003 the non-recurring operating exceptional items of £15.0 million incurred in connection with the decision not to proceed with the initial public offering in July 2002 and £3.7 million of restructuring charges as part of the integration of Yellow Book West. Adjusted EBITDA is not a measure of financial performance under UK or US GAAP; |
| "Admission" | admission of the Ordinary Shares to the Official List and to trading on the market for listed securities of the London Stock Exchange and "Admission becoming effective" means such Admission becoming effective in accordance with paragraph 7.1 of the Listing Rules and paragraph 2.1 of the admission and disclosure standards published by the London Stock Exchange; |
| "Apax Partners" | each and any of Apax Partners Holdings Ltd, its subsidiaries and Apax Partners, Inc; |
| "Apax Partners Managing Entities" | each and any of Apax Europe IV GP Co. Limited, Apax Europe V GP Co. Limited and Apax Partners Europe Managers Ltd; |
| "Apax Partners Participating Shareholders" | Patricof Cayman Four Limited, Patricof Cayman Eight Limited, Apax Cayman Four Limited, Apax Cayman Eight Limited and Apax Cayman Twelve Limited; |
| "Apax Partners VCOC Funds" | Apax Europe IV-A, L.P., Apax Europe V-A, L.P. and Apax Excelsior VI, L.P.; |
| "BT" | BT Group plc; |
| "CCD" | the division of Yellow Book West that is an outsource provider of telephone directory publishing services; |
| "Combined Code" | the principles of good governance and code of best practice appended to the Listing Rules; |
| "Company" or "Yell" | Yell Group plc; |
| "CREST" | the system for the paperless settlement of trades in listed securities, of which CRESTCo Limited is the operator; |
| "CREST Regulations" | the Uncertificated Securities Regulations 2001 (SI 2001 No 01/3755); |

| | |
|---|---|
| "DDB Companies" | certain Cayman and Scottish companies that hold partnership interests in the SLPs; |
| "DDB Holders" | the Hicks Muse Participating Shareholders and the Apax Partners Participating Shareholders, which together, through the DDB Companies, hold the subscription amount of £519,054,545 of DDBs 2001 and the subscription amount of £57,945,204 of DDBs 2002; |
| "DDBs" | the DDBs 2001 and the DDBs 2002; |
| "DDBs 2001" | the £549 million Subscription Amount Unsecured Unguaranteed Non-Interest Bearing Loan Notes 2021 issued by the Company pursuant to a DDB Instrument dated 22 June 2001 and amended and restated on 31 July 2001; |
| "DDBs 2002" | the £61,228,196 Subscription Amount Unsecured Unguaranteed Non-Interest Bearing Loan Notes 2019 issued by the Company pursuant to an Instrument dated 16 April 2002; |
| "Directors" or "Board" | the Executive Directors and Non-Executive Directors as at the date of this document, as listed on page 8; |
| "EBITDA" | earnings before interest, tax, depreciation and amortisation; |
| "Employee Shareholders" | certain optionholders under the Yell Limited Senior Manager Incentive Plan and the Yell Group plc Yellow Book (USA) West Management Share Option Scheme who have exercised such options and the Yell Employee Benefit Trust; |
| "Exchange Act" | the US Securities Exchange Act of 1934, as amended; |
| "Executive Directors" | the executive Directors of the Company; |
| "Existing Shareholders Agreement" | the Second Amended and Restated Subscription and Shareholders Agreement dated 3 May 2002 between the Company, Yellow Pages Investments L.P. and each of the Original Shareholder Parties; |
| "financial year" | the financial year of the Company ending on 31 March of the relevant year (for example, the 2003 financial year refers to the financial year ended 31 March 2003); |
| "FSMA" | the Financial Services and Markets Act 2000, as amended; |
| "Global Offer" | the bookbuilt offer of Ordinary Shares to institutional investors described in Part IV "Description of the Global Offer"; |
| "Hicks Muse" | Hicks, Muse, Tate & Furst Incorporated; |
| "Hicks Muse Participating Shareholders" | HMTF Cayman Four Limited, HMTF Cayman Eight Limited, HMTF Cayman Twelve Limited and HMTF Cayman Sixteen Limited; |
| "Hicks Muse VCOC Funds" | HMTF Fund V Cayman, L.P., HMTF Europe Fund Cayman, LP and HMTF Europe Private Fund Cayman, LP; |
| "Institutional Participating Shareholders" | the Hicks Muse Participating Shareholders and the Apax Partners Participating Shareholders; |

| | |
|---|---|
| "Joint Global Co-ordinators" | Merrill Lynch International and Goldman Sachs International; |
| "Listing Rules" | the listing rules of the UK Listing Authority; |
| "London Stock Exchange" | London Stock Exchange plc; |
| "MCLD" | McLeodUSA Incorporated, McLeod's former parent company; |
| "McLeod" | McLeodUSA Media Group, Inc. and its subsidiary undertakings (now part of Yellow Book West); |
| "Mourant & Co. Trustees Limited" | the trustees for the time being of the Yell Employee Benefit Trust; |
| "NDC" | National Directory Company; |
| "New Bank Facility" | the fully underwritten bank facilities for the Group entered into by, amongst others, the Company and certain of its subsidiaries, ABN AMRO Bank N.V. and HSBC Bank plc as described more fully in paragraph 11.1 of Part X "Additional Information—Material Contracts—New Bank Facility"; |
| "Non-Executive Directors" | the non-executive Directors of the Company; |
| "Notes" | Yell Finance BV's £250 million principal of 10¾% Senior Sterling Notes due 2011, $200 million principal of amount of 10¾% Senior Dollar Notes due 2011 and $288.25 million principal amount at maturity of 13½% Senior Discount Dollar Notes due 2011; |
| "Offer Price" | the price of 285p per Ordinary Share; |
| "Official List" | the Official List of the UK Listing Authority; |
| "Ordinary Shares" | ordinary shares of 1p each in the Company, having the rights set out in the articles of association of the Company adopted conditionally on Admission; |
| "Original Shareholder Parties" | those members of Yell management who are parties to the Existing Shareholders Agreement, comprising John Condron, John Davis, John Satchwell, Paul Fry, Steve Chambers, Eddie Cheng, Danny Sheehan, Mitch Connolly, Mark Cairns and Sarah Kiddell; |
| "Over-allotment Arrangements" | the arrangements described in Part IV "Description of the Global Offer" pursuant to which Over-allotment Shares will be made available; |
| "Over-allotment Shares" | the 60,000,000 Ordinary Shares which are the subject of the Over-allotment Arrangements; |
| "Participating Shareholders" | the Institutional Participating Shareholders, Yell Management Company LLC and the UK Management Selling Shareholders, who will make available or arrange to make available Ordinary Shares under the Global Offer; |
| "Phantom DDB Plan Participants" | the holders of units in the Phantom DDB Plan; |
| "Primary Shares" | the new Ordinary Shares to be offered by the Company under the Global Offer; |
| "qualified institutional buyer" or "QIB" | a qualified institutional buyer within the meaning given by Rule 144A under the Securities Act; |
| "RBOCs" | Regional Bell Operating Companies; |
| "Registrar" | Lloyds TSB Registrars; |

| | |
|---|---|
| "Regulation S" | Regulation S under the Securities Act; |
| "Rule 144A" | Rule 144A under the Securities Act; |
| "SEC" | the US Securities and Exchange Commission; |
| "Secondary Shares" | the Ordinary Shares being made available or arranged to be made available by the Participating Shareholders under the Global Offer (excluding, for the avoidance of doubt, the Over-allotment Shares); |
| "Securities Act" | the US Securities Act 1933, as amended; |
| "Shareholders" | holders of Ordinary Shares in the Company; |
| "SLP DDB Holders" | the SLPs, which together hold the subscription amount of £519,054,545 of DDBs 2001 and the subscription amount of £57,945,204 of DDBs 2002; |
| "SLPs" | certain Scottish limited partnerships which together hold certain of the DDBs 2001 and certain of the DDBs 2002; |
| "Sponsor" | Merrill Lynch International; |
| "Telcos" | telecommunications companies; |
| "Underwriters" | Merrill Lynch International and Goldman Sachs International; |
| "Underwriting Agreement" | the underwriting and sponsor's agreement entered into between the Company, the Directors, the Participating Shareholders, the Sponsor and the Underwriters; |
| "Unique Advertiser" | an advertiser who is counted only once regardless of the number of advertisements it purchases or the number of directories in which it advertises; |
| "UK GAAP" | generally accepted accounting principles in the United Kingdom; |
| "UK Listing Authority" | the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000; |
| "UK Management Selling Shareholders" | John Condron, John Gordon Davis, John Satchwell, Paul Fry, Steve Chambers, Eddie Cheng, Danny Sheehan, Mitch Connolly, Mark Cairns, Sarah Kiddell and certain of their spouses; and the Employee Shareholders who are selling existing Ordinary Shares; |
| "United Kingdom" or "UK" | the United Kingdom of Great Britain and Northern Ireland; |
| "United States" or "US" | the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia; |
| "US GAAP" | generally accepted accounting principles in the United States; |
| "Yell Group" or "Group" | the Company and its subsidiary undertakings; |
| "Yell Management Company LLC" | a Delaware limited liability company whose registered office is at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware and which is wholly owned by the Phantom DDB Plan Participants; |

| | |
|---|---|
| "Yell Purchase" or "Purchase" | the acquisition of BT's equity interests in Yellow Book USA Inc. and Yellow Pages Sales Limited, and the net assets and operations of BT's subsidiary Yell Limited on 22 June 2001 by funds managed or advised by Apax Partners and Hicks Muse; |
| "Yellow Book" or "Yellow Book USA" | the US business of the Group; |
| "Yellow Book East" | the Yellow Book business acquired in August 1999 together with all subsequent acquisitions excluding those that are part of the Yellow Book West; |
| "Yellow Book West" | McLeod USA Media Group, Inc. and its subsidiary undertakings, and, after 31 December 2002, National Directory Company; and |
| "YPIMA" | Yellow Pages Integrated Media Association, formerly known as YPPA. |